Form 20-F
period 2021-12-31
Just Eat Takeaway.com N.V.
filed 2022-03-02
CIK 1792627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report…… For the transition period from to __________

Commission file number 001-40484

JUST EAT TAKEAWAY.COM N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands

(Address of principal executive offices)

Sophie Versteege, Company Secretary

Tel: +31 (0)20 210 7000,

              Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands

(Name, Telephone Number, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.04 per share	GRUB	The Nasdaq Stock Market LLC*
American Depositary Shares, each representing one fifth of one ordinary share	GRUB	The Nasdaq Stock Market LLC

*Application made for registration purposes only, not for trading, and only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 212,621,200 ordinary shares (nominal value €0.04 per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐         No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐                    Accelerated filer ☐        Non-accelerated filer ☒        Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐        No ☒

1

2

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this annual report that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events.

In particular, these forward-looking statements include, among other statements (i) certain statements in the Risk Factors section (pages 10 to 20); (ii) certain statements in the Information on Just Eat Takeaway.com section (page 21 to 40), including Our Product and Technology and Our Operations; (iii) certain statements in the Operating and Financial Review and Prospects section (pages 41 to 58); and (iv) certain statements in the Additional Information section (pages 72 to 90).

Please refer to the section of this annual report titled "Item 3.D. Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: competition, brand & reputation, acquisitions, information technology, legislation & regulation, financial reporting, operational complexity and integration & transformation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward looking statements.

GENERAL

This annual report on Form 20-F contains a discussion and analysis of Just Eat Takeaway.com’s results of operations for the years ended 31 December 2021, 2020, and 2019 (the ‘‘periods under review’’) and financial condition as at 31 December 2021 and 31 December 2020. Except where otherwise noted, the discussion of Just Eat Takeaway.com’s results of operations is based on the financial information extracted from Just Eat Takeaway.com’s consolidated financial statements.

The Grubhub and Just Eat businesses were consolidated on an IFRS basis from 15 June 2021 and 15 April 2020 respectively Due to the scale of these acquisitions, certain key performance indicators (each, a ‘‘KPI’’ and, together, the ‘‘KPIs’’) in this annual report are presented on the basis of combined figures of Grubhub, Just Eat and Just Eat Takeaway.com giving effect to the acquisitions as of 1 January 2019 in order to provide comparable information for the periods under review. Any information regarding KPIs is presented on the basis of combined figures.

The Acquired German Businesses were consolidated into Just Eat Takeaway.com from 1 April 2019. Bistro.sk was consolidated into Just Eat Takeaway.com from 30 September 2021. The combined figures do not reflect the operations or results of the Acquired German Businesses and Bistro.sk prior to 1 April 2019 and 30 September 2021 respectively.

Furthermore, due to the scale of these acquisitions and the resulting impact of its consolidation into Just Eat Takeaway.com on the financial results during the year ended 31 December 2021, the comparative discussion of the financial results for the year ended 31 December 2021, 2020 and 2019 may be of limited use in assessing the performance of the business year-over-year.

The discussion of Just Eat Takeaway.com’s results of operations also makes reference to certain non-IFRS financial measures. These non-IFRS financial measures are not financial measures defined in accordance with IFRS, may not be comparable to other similarly titled measures of other companies, may have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Just Eat Takeaway.com’s operating results as reported under IFRS.

The financial information and related discussion and analysis contained in this section are presented in euro unless specified otherwise, and many of the amounts and percentages have been rounded for convenience of presentation. Due to rounding, amounts in the tables may not add up precisely to the totals provided. Percentages used are based on unrounded figures.

Information contained on, or that can be accessed through, any website mentioned herein does not constitute a part of this annual report. We have included such website addresses in this annual report solely as inactive textual references.

GLOSSARY

10bis 10 bis.co.il Ltd, one of Just Eat Takeaway.com's subsidiaries in Israel

Active Consumers Unique consumer accounts (identified by a unique email address) from which at least one order has been placed on Just Eat Takeaway.com’s platforms in the preceding 12 months

Acquired German Businesses The German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany

Adjusted EBITDA Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance

Adjusted EBITDA margin Adjusted EBITDA as a percentage of GTV for the relevant period

Addressable Population Population in a country aged 15 years and older

ADS American Depositary Share under the Company’s sponsored Level 3 ADR programme

AFM The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

AFM register Register as referred to in section 1:107 FMSA kept by AFM, which is accessible through its website

AGM Annual General Meeting

ANZ Australia and New Zealand

AOV Average order value, which was the GMV divided by the number of orders in a particular period

Applicable Law The laws, that apply to the Company as a public company incorporated in the Netherlands, with securities listed on Euronext Amsterdam, the London Stock Exchange and Nasdaq and includes the Dutch Civil Code, Dutch Financial Supervision Act (FMSA), the DTR and SOx and excludes the Governance Rules

Articles of association Articles of association of the Company as effective from time to time

ATO Australian Tax Office

ATV Average transaction value, which is the GTV divided by the number of orders in a particular period

Average Monthly Order Frequency Monthly Orders divided by the number of consumers who have placed at least one order in that month, based on a 12-month average for the respective period.

B2B Business to Business

B2C Business to (Active) Consumer

Bank Loan Committed term loan facility agreement, dated 22 December 2021, between the Company, certain subsidiaries of the Company and ING Bank N.V. in the amount of €300 million

£ Pound (GBP, Great Britain Pound)

CDI A CREST depositary interest issued by CREST Depository whereby CREST Depository will hold overseas securities on bare trust for the CREST member to whom it has issued a depositary interest

CEO Chief Executive Officer of the Company

CFO Chief Financial Officer of the Company

CGU Cash-generating unit

Chair Chairperson of the Management Board or Supervisory Board or chairperson of a Committee of the Supervisory Board

Charter of the Management Board The rules of the Management Board governing its internal proceedings, providing for the division of its duties among the Managing Directors and setting out the adoption of resolutions, as amended from time to time

Charter of the Supervisory Board The rules of the Supervisory Board governing its internal proceedings, as amended from time to time

CMA The U.K. Competition and Markets Authority

Code of Conduct Just Eat Takeaway.com’s Code of Conduct, as amended from time to time

Committee A committee of the Supervisory Board as established from time to time

Company Just Eat Takeaway.com N.V., called Takeaway.com N.V. prior to 31 January 2020

Consolidated financial statements Consolidated financial statements of Just Eat Takeaway.com N.V. and its subsidiaries for the year ended 31 December 2021

Continental Europe Mainland Europe

COO Chief Operating Officer of the Company

CRM Customer relationship management

CREST The system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time

Data subject A data subject is any identifiable individual who can be, directly or indirectly, be identified via an identifier held or processed by our organisation, such as a name, delivery address, email address, an online identifier, and/or day of birth

DTR U.K. Disclosure and Transparency Rules

DCGC Dutch Corporate Governance Code

Delivery Delivery services provided by Just Eat Takeaway.com to restaurants that do not provide delivery themselves; using employed couriers, independent contractors or couriers hired through third-party delivery companies or agencies

Delivery share Share of delivery orders divided by orders

Deloitte Deloitte Accountants B.V.

DNB Dutch Central Bank (De Nederlandsche Bank N.V.)

EBA European Banking Authority

EC The European Commission

ETR Effective Tax Rate

EU The European Union

€ Euro

Euronext Amsterdam Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.

Financial statements The Consolidated financial statements of Just Eat Takeaway.com

FMSA Dutch Financial Supervision Act (Wet op het Financieel Toezicht, Wft)

Food Tracker® Realtime estimation of arrival of food delivery

FTE Full-time equivalent employee with whom Just Eat Takeaway.com has an employment agreement

FVTOCI Fair value through other comprehensive income

GDPR The European general data protection regulation /Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data

General Meeting The general meeting of Just Eat Takeaway.com (the corporate body) or the meeting in which shareholders and all other persons entitled to attend general meetings of Just Eat Takeaway.com assemble, as the context requires

GHG Greenhouse Gas

GMV Gross Merchandise Value is the total value of merchandise (food) sold as a result of orders in a particular period on which commission is charged.

Governance Rules The applicable corporate governance rules that apply to the Company as a public company incorporated in the Netherlands, with securities listed on Euronext Amsterdam, the premium segment of the London Stock Exchange and as a private foreign issuer in the United States and includes the DCGC, the Nasdaq Listing Rules and, to the extent practicable, the U.K. Corporate Governance Code

Gribhold Gribhold B.V., the personal holding company of the Company’s CEO

GRUB Trading symbol under which the Company's ADSs trade on Nasdaq

Grubhub Grubhub Inc.

Grubhub Acquisition The all-share combination of the Company with Grubhub Inc. which completed as per 15 June 2021

GTV Gross transaction value which represents the total value of orders placed on our platform, including taxes, tips and any applicable consumer fees

IAS International Accounting Standards as issued by the IASB

IASB International Accounting Standards Board

iFood iFood Holdings B.V, a joint venture with an active online food ordering and delivery business in Brazil and Columbia in which Just Eat Takeaway.com participates as a minority shareholder

IFRS International Financial Reporting Standards as issued by the IASB / as adopted by the EU

IPO Initial public offering

JET Trading symbol under which the Company's CDIs trade on the London Stock Exchange

JET Pay Corporate services provided under the Just Eat Takeaway.com brand, until the rebranding in 2021 known as Takeaway Pay

Just Eat Just Eat Limited (formerly Just Eat plc), a limited company incorporated in England and Wales, and its subsidiaries, also referred to herein as the legacy Just Eat business

Just Eat Acquisition The all-share combination between Just Eat plc and the Company, which was declared wholly unconditional on 31 January 2020

Just Eat Takeaway.com The Company together with its direct and indirect subsidiaries as per 31 December 2021

KPI Key performance indicator

London Stock Exchange London Stock Exchange plc or any recognised investment exchange for the purposes of the FSMA that may take over the functions of the London Stock Exchange plc

LTI(P) Long-Term Incentive (Plan) for the Management Board of the Company

Management Board The management board of the Company

Managing Director A member of the Management Board

Nasdaq The Nasdaq Stock Market, a stock exchange in New York City, the United States of America

Nasdaq listing rules The Nasdaq Stock Market LLC Rules

Net working capital Net working capital excluding restaurant-related items: receivables from payment service providers, restaurant payables and restaurant receivables

OCI Other comprehensive income or loss

Online payments Online payments by means of debit or credit card or other forms of cashless payment

Orders Orders by consumers processed through Just Eat Takeaway.com’s websites and mobile applications, i.e. excluding orders processed through third-party websites

Partners Partners are the total number of restaurants, grocery stores and other offering listed on the Just Eat Takeaway.com platforms as at a particular date

Promoted Placement Promoted placement fees are charged to partners for promotional placement of restaurants on the Just Eat Takeaway.com platforms for selected locations for a specific duration as agreed upon in the contract

PSD II Payment Services Directive II, 2015/2366/EU

RCF Revolving credit facility

Remuneration & Nomination Committee The combined Remuneration and Nomination Committee of the Supervisory Board

Returning Active Consumers Active Consumers who have ordered more than once in the preceding 12 months

SEC The Securities and Exchange Commission

Skip SkipTheDishes

SkipTheDishes SkipTheDishes Restaurant Inc, Just Eat Takeaway.com's subsidiary in Canada operating under the brand SkipTheDishes

Speak-Up Policy The Just Eat Takeaway.com speak-up policy (previously referred to as ‘whistleblower policy’) as amended from time to time

SOx The (US) Corporate and Auditing Accountability, Responsibility, and Transparency Act, commonly named Sarbanes–Oxley Act or SOx

STAK Stichting Administratiekantoor Takeaway.com

Supervisory Board The supervisory board of the Company

Supervisory Director A member of the Supervisory Board

TKWY Trading symbol under which the Company’s shares trade on Euronext Amsterdam

TOMA Top-of-mind awareness

TSR Total Shareholder Return

UKCGC The U.K. Corporate Governance Code

WACC Weighted Average Cost of Capital

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

Not applicable.

B. CAPITALISATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

In conducting its business, Just Eat Takeaway.com faces risks that may interfere with its strategic objectives. It is important to understand the nature of these risks. Just Eat Takeaway.com assesses its risks by using the Just Eat Takeaway.com risk universe, consisting of five risk types (Strategic, Information Technology, Legal and Regulatory, Financial, and Operational). The risk factors below are classified under these five risk types with corresponding risk categories and subcategories. Any of these risks and events or circumstances described therein may have a material adverse effect on Just Eat Takeaway.com's business, financial condition, results of operations and reputation. These risks are not the only ones that Just Eat Takeaway.com faces. Some risks may not yet be known to Just Eat Takeaway.com, and certain risks Just Eat Takeaway.com does not currently believe to be material could become material in the future.

STRATEGIC

If Just Eat Takeaway.com does not continue to innovate or otherwise meet consumer expectations, it may not remain competitive, and its businesses and results of operations could suffer.

Risk category: Competition (Innovation)

Just Eat Takeaway.com’s success depends on the quality and user-friendliness of its websites and mobile applications and the quality of its back-end technology infrastructure. To remain competitive, Just Eat Takeaway.com believes that it will need to continuously enhance and improve the functionality and features of its websites and mobile applications to maintain a convenient, efficient, and reliable user experience for consumers, partners, and couriers. Just Eat Takeaway.com may be unable to keep pace with developments in its websites and mobile applications or its back-end technology infrastructure and other trends or disruptive innovations in the e-commerce industry relative to its competitors, such as the development of predictive software or variants of artificial intelligence.

In addition, Just Eat Takeaway.com may fail to adequately manage and execute other opportunities for innovation. Any failure to keep pace with technological developments could affect the ability of Just Eat Takeaway.com to retain consumers, partners and couriers and have a material adverse effect on the pursuit of its strategic goals, as well as on its business, results of operations, financial condition and/or prospects.

Just Eat Takeaway.com may not be able to establish, maintain or expand its leadership positions and establish, maintain, or increase its profitability in some or all the jurisdictions in which it currently operates, including because of competition.

Risk category: Competition (Profitability)

Online food delivery services are highly competitive and prone to rapid changes. Just Eat Takeaway.com currently faces competition in each of the jurisdictions in which it operates from other online food delivery marketplaces as well as independent partners and regional and national chain restaurants, including those that offer their own online ordering services, delivery services and/or their own mobile applications. Most partners that participate on Just Eat Takeaway.com’s platforms can simultaneously work with or switch to one or more of its competitors or use their own online ordering services, delivery services and/or mobile applications, which may result in fewer consumers ordering from such partners via Just Eat Takeaway.com's platforms.

The competitive landscape in each particular jurisdiction in which Just Eat Takeaway.com operates is likely to change over time, including due to consolidation among existing competitors or the emergence of new market entrants and technological developments and innovation by competitors. Larger competitors, including those formed as a result of consolidation or new market entrants, particularly if they have greater financial resources, could undertake extensive marketing campaigns aimed at increasing consumers’ awareness, website visits, mobile application downloads and orders through such competitors’ online platforms, which may compel Just Eat Takeaway.com to increase its own marketing expenditures in order to maintain its market share, or could lead to it losing market share (notwithstanding its efforts to maintain its market share). Increased competition by larger competitors could also adversely impact Just Eat Takeaway.com to the extent that it results in downward pressure on the commission rates that it is able to charge partners and/or the fees that it is able to charge consumers.

In addition to the risk of competition from new entrants or existing online food delivery marketplaces, the success of different business models in the food delivery and pick-up industry, such as logistics-focused food delivery companies (that is, companies that partner with restaurants to provide logistics and deliver food on their behalf) might attract and retain current or potential consumers of Just Eat Takeaway.com.

The success of Just Eat Takeaway.com depends on its reputation and the reputation and consumer awareness of its brands, which may be negatively impacted by negative publicity relating to them, any of its brands, the restaurants on its platforms or the food delivery industry in general.

Risk category: Brand & Reputation (Communication)

Just Eat Takeaway.com’s brands are a key part of its value proposition relative to actual and potential competitors, and therefore, any failure to maintain brand appeal is a potential business threat. The threat is heightened by the fact that Just Eat Takeaway.com generally focuses its platforms on a single brand in each market. Each of Just Eat Takeaway.com’s brands could suffer as a result of a range of events beyond its control, such as a food poisoning incident (including as a result of food hygiene standards) or an allergic reaction involving one or more of the partners on its platforms (whether or not the food was ordered via its platforms), violation of food safety rules by partners on its platforms, failure by partners on its platforms to comply with food information regulations, to the extent applicable, other health scares involving partners generally, data breaches, traffic accidents caused by, or involving, couriers recognisably associated with any of Just Eat Takeaway.com’s brands, whether or not employed or engaged by Just Eat Takeaway.com, or other misconduct by persons associated with items or merchandise bearing Just Eat Takeaway.com’s brands. The risk of reputational damage due to the misconduct of individuals is increased by Just Eat Takeaway.com’s expansion of its own complementary logistical food delivery services.

In addition, Just Eat Takeaway.com’s operations depend on various third parties to provide services, in particular telecommunications, internet, and cloud, as well as banks and payment service providers used by Just Eat Takeaway.com. Notwithstanding the redundant architectures and resilience measures that have been designed into Just Eat Takeaway.com’s operational systems, there remains a risk that potential system outages or cyber-attacks may affect the operation of telecommunications, cloud, or internet services, as well as any unannounced action by telecommunications, cloud or internet service providers. As consumers and partners may attribute any performance failure or payment problem relating to a food delivery order to Just Eat Takeaway.com and its brands, regardless of the cause of the failure or problem, consumers may become dissatisfied with Just Eat Takeaway.com’s value proposition. In addition, as Just Eat Takeaway.com’s hybrid business model is premised on connecting partners and consumers, in many cases they rely on partners to deliver food, rather than Just Eat Takeaway.com performing this function directly or through third parties. Accordingly, delays in deliveries by partners, or Just Eat Takeaway.com’s inability to offer a uniform food delivery experience, could adversely affect perceptions of its value proposition.

Negative publicity because of any of the foregoing could have a material adverse effect on Just Eat Takeaway.com’s reputation and the reputation of its brands. This risk is heightened by the fact that Just Eat Takeaway.com operates in an industry that is impacted by dynamic social change and public expectation, such as food safety, allergens, workers’ rights, and sustainability. The effect of negative publicity could be exacerbated to the extent dissatisfaction with Just Eat Takeaway.com is disseminated via social media due to its immediacy and accessibility as a means of communication.

Just Eat Takeaway.com’s entry into new business areas or markets may not be successful and may expose it to additional risks and uncertainties.

Risk category: Competition and Innovation (Portfolio Management / Project Governance)

Where Just Eat Takeaway.com grows its operations by expanding its businesses into new markets or offering new services, it may not be able to do this in a cost-effective and/or timely manner. New business endeavours launched or expanded by Just Eat Takeaway.com may not be favourably received by corporate customers, consumers, partners or by governments or regulators, or may not become profitable.

Any such expansion of Just Eat Takeaway.com’s operations may also require significant additional investment, together with operations and resources, which may strain its management, personnel, financial and operational resources. The lack of market acceptance of such efforts or Just Eat Takeaway.com’s inability to generate sufficient revenue from such expanded services, products or operations to offset its costs could have a material adverse effect on its business, results of operations, financial condition and/or prospects.

Just Eat Takeaway.com may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions or may be unable to identify and acquire suitable acquisition candidates.

Risk category: Acquisitions (Integration and Transformation, and Synergies)

Just Eat Takeaway.com has undertaken significant acquisitions in the past and it may continue to do so to establish or maintain leading positions in terms of overall orders in certain markets in the future. The integration of any prior or future acquisitions may not generate sufficient benefits for Just Eat Takeaway.com to justify the costs that it will incur in completing such acquisitions. The integration of local operations may place substantial demands on Just Eat Takeaway.com’s management and departments, may take longer or be more costly than anticipated, may result in material tax liabilities, the loss of key employees and may pose organisational challenges, including challenges to their operations, and IT-related challenges, any or all of which Just Eat Takeaway.com may fail to address effectively, resulting in the disruption of its businesses, its inability to maintain relationships with partners, consumers and employees, and its ability to achieve the anticipated benefits of any prior or future acquisition or maintain quality standards.

In particular, Just Eat Takeaway.com completed the Just Eat and Grubhub transactions, which were transformative in nature and for which the process of integrating Grubhub is ongoing. Just Eat Takeaway.com may encounter difficulties integrating Grubhub into its existing business. The failure to meet the challenges involved in integrating acquired operations into Just Eat Takeaway.com’s business may exacerbate the risks Just Eat Takeaway.com faces in integrating acquirees or any future business it acquires and could cause an interruption of, or a loss of momentum in, Just Eat Takeaway.com’s activities and could have a material adverse effect on its business, financial condition, and results of operations.

Any acquisition may also require substantial marketing efforts to raise partner and consumer awareness in the relevant market and to reach and broaden the addressable market. Despite such efforts and investments, consumer and restaurant awareness and acceptance for Just Eat Takeaway.com’s platforms may not increase or increase at a slower pace than anticipated, which could adversely affect progress towards profitability and/or cash flows. Just Eat Takeaway.com may also need to record impairment charges related to potential write-downs of acquired assets, goodwill, or other intangible assets in relation to prior or future acquisitions.

Just Eat Takeaway.com can also not be certain that it will be able to identify and acquire, on reasonable terms, if at all, suitable acquisition candidates. With consolidation being likely to continue as an industry trend, Just Eat Takeaway.com could be faced with increasing competition for attractive acquisition candidates. Failure to identify and/or acquire suitable acquisition candidates or the acquisition of unsuitable candidates could impair Just Eat Takeaway.com’s ability to achieve its strategic goals. Compliance with antitrust or any other regulations may delay proposed acquisitions or prevent Just Eat Takeaway.com from closing acquisitions, if at all. If this risk were to materialise, this could adversely affect Just Eat Takeaway.com’s business, results of operations, financial condition and/or prospects.

INFORMATION TECHNOLOGY

Any disruptions to Just Eat Takeaway.com’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, cloud providers, internet service providers, payment service providers or technology manufacturers upon which it depends, may adversely affect its performance.

Risk category: Technology Reliability & Availability (Resilience)

Despite the resilience and disaster recovery capabilities of Just Eat Takeaway.com’s IT systems and infrastructure, there is no assurance that the IT systems underlying Just Eat Takeaway.com’s platforms will not temporarily fail. Any failure of, or disruptions to, such IT systems may adversely affect Just Eat Takeaway.com’s performance.

Any system outages affecting the operation of telecommunications, or the internet may restrict the ability of consumers to access Just Eat Takeaway.com’s platforms or partners and Just Eat Takeaway.com’s ability to receive and process orders. In addition, Just Eat Takeaway.com operates some of its e-commerce workloads in the cloud. Any outages that affect the operation of the cloud may additionally therefore affect the efficiency of the service provided by Just Eat Takeaway.com. Any such failures in services provided by Just Eat Takeaway.com or third-party telecommunications providers, co-location providers, internet service providers or cloud and payment services providers could adversely affect Just Eat Takeaway.com’s business, results of operations, financial condition and/or prospects.

Compromised security and performance failures due to hacking, viruses, fraud-motivated attacks or other malicious attacks could adversely affect Just Eat Takeaway.com’s reputation.

Risk categories: Data Security & Privacy and Brand & Reputation (Information Security)

Like all online services, Just Eat Takeaway.com’s platforms are vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, attempts to overload its servers with distributed denial-of-service (“DDoS”) attacks, credential stuffing attacks, misappropriation of data through website scraping or other attacks or similar disruptions from unauthorised use of Just Eat Takeaway.com’s computer systems. Despite Just Eat Takeaway.com’s information security measures, the occurrence of any of the foregoing with respect to Just Eat Takeaway.com’s platforms or any third-party service providers which Just Eat Takeaway.com currently or in the future relies upon could lead to interruptions, delays, or website shutdowns, potentially causing lost business, temporary inaccessibility of critical data, or account details, including personal data, being stolen, or released. The coverage under the insurance policies of Just Eat Takeaway.com may not be adequate to reimburse Just Eat Takeaway.com for losses caused by security incidents, or other adverse consequences related to a security incident.

Just Eat Takeaway.com may face certain risks in connection with the supply of its restaurant devices.

Risk category: Technology Reliability & Availability (Resilience)

Just Eat Takeaway.com relies upon the suppliers of partner devices which facilitate the receiving and processing of orders by partners on Just Eat Takeaway.com's platforms. If any of these suppliers were to terminate their supply relationship with Just Eat Takeaway.com or become unable for any reason to supply Just Eat Takeaway.com with the requisite numbers of devices, the ability of Just Eat Takeaway.com to service the partners in its existing networks and expand its network of partners may be materially adversely affected. Furthermore, in the event of product damage, failure in a particular delivery of devices, or a systemic hardware or software quality or reliability issue, there may be consequential constraints upon Just Eat Takeaway.com’s ability to supply such devices to partners that utilise them.

Any inability to overcome supply constraints to meet higher levels of demand from an expanding network of partners may have a material adverse effect on Just Eat Takeaway.com’s reputation, business, financial condition and/or results of operations.

LEGAL AND REGULATORY

Just Eat Takeaway.com's operations are subject to numerous legal and regulatory regimes and its businesses could be harmed by changes to, or interpretation or application of, the laws and regulations of each of the jurisdictions in which it operates.

Risk category: Social Change, Legal and Regulatory (Operating in Various Jurisdictions)

Just Eat Takeaway.com faces certain inherent risks due to the geographic scope and the nature of its businesses. Just Eat Takeaway.com is exposed to laws and regulations which vary, and sometimes conflict, from one jurisdiction to another. Just Eat Takeaway.com’s ability to comply with existing laws and regulations applicable to its businesses across the multiple jurisdictions in which it operates and to predict and adapt to changes in those jurisdictions, is important to its success. Any uncertainty or changes in applicable laws or regulations, in particular in relation to payment services, competition, the internet, e-commerce, consumer protection, cookies, privacy, electronic marketing, platform regulation and legislation or rules relating to the right to be forgotten, or the takeaway food industry specifically, in one or more of the markets in which Just Eat Takeaway.com operates, could have a material adverse effect on Just Eat Takeaway.com’s reputation, business, results of operations, financial condition and/or prospects.

Just Eat Takeaway.com faces risks associated with the independent contractor model, which is subject to evolving government regulation of, and judicial intervention in, the “gig economy.” Changes in government regulation of or successful challenges to the independent contractor model used by Just Eat Takeaway.com in certain markets may require Just Eat Takeaway.com to change its existing business models and operations.

Risk category: Social Change, Legal and Regulatory (Gig Economy / Logistics)

Government regulation of the “gig economy” (a labour market characterised by the prevalence of short-term missions or freelance work as opposed to permanent jobs) has evolved considerably over the past few years and continues to do so. Just Eat Takeaway.com has adopted an independent contractor model in Australia, Canada, Ireland, New Zealand, Slovakia, the UK, and the US, where it engages independent contractors directly as delivery couriers, such that its delivery couriers are not employees of Just Eat Takeaway.com, which classification remains subject to evolving government regulation and judicial interpretation.

Due to uncertainties in the interpretation of applicable law, as well as constant legislative evolution, this sector has been subject to scrutiny and, in some cases, the commencement of class actions with workers claiming they should have been treated as employees or workers rather than self-employed contractors. As a result of uncertainties surrounding the interpretation of applicable law and the evolving legislative and regulatory landscape concerning the “gig economy”, there is a risk that Just Eat Takeaway.com’s independent contractor models in Australia, Canada, Ireland, New Zealand, Slovakia, the UK and the US may be subject to further challenge. Just Eat Takeaway.com is growing and may continue to grow its delivery services. As a result, to the extent such growth involves engaging additional independent contractors, the effects of any such successful challenges may be material. It is also possible that Just Eat Takeaway.com may be subjected to fines and/or other sanctions in respect of its independent contractor models. Such events could have a material and adverse effect on Just Eat Takeaway.com’s business, results of operations, financial condition and/or prospects.

Just Eat Takeaway.com’s operations involve the processing of personal data of consumers, restaurant owners and contracted couriers, which processing is regulated under privacy and data protection laws and governmental regulations. Compliance with such laws and regulations could give rise to additional costs and failure to comply, including as the result of security breaches, could give rise to liabilities and could have a material and adverse effect on its reputation, business, financial condition, results of operations and/or prospects because of privacy and data protection laws and governmental regulations and risks of security breaches.

Risk category: Social Change, Legal and Regulatory (Data Privacy Regulations)

Just Eat Takeaway.com’s operations involve the processing of personal data of consumers, restaurant owners and contracted couriers. In its capacity as an online food delivery marketplace and as a facilitator of online payments, Just Eat Takeaway.com acts as an intermediary or agent, as applicable, between partners, consumers purchasing from these partners, and entities controlling the payment methods that the consumers choose to use. In furtherance of the services, Just Eat Takeaway.com provides and receives personal data of consumers, restaurant owners and contracted couriers. Such personal data includes identification data, location data, and payment transaction data that consumers supply when they wish to make a payment for an order, or in the case of restaurant owners and contracted couriers, bank routing and account information so that they can hold a business account and receive payments from Just Eat Takeaway.com.

Consequently, Just Eat Takeaway.com is subject to the privacy rules of the countries in which it operates. Any failure to comply with applicable data protection and privacy laws may harm Just Eat Takeaway.com's reputation or lead to investigations, sanctions, penalties, proceedings or actions against Just Eat Takeaway.com by governmental agencies or other persons, including class action litigation in certain jurisdictions. In addition, Just Eat Takeaway.com faces the possibility of security breaches, which themselves may result in a violation of applicable data protection and privacy laws. Any failure of Just Eat Takeaway.com and its affiliated partners, suppliers, service providers or others to adequately protect personal or sensitive data could have a material and adverse effect on its reputation, business, financial condition, results of operations and/or prospects.

Just Eat Takeaway.com is subject to extensive government regulation and oversight relating to the provision of payment and financial services. Failure to comply with, loss of privileges pursuant to or material modifications to applicable regulations could severely impact its ability to process payments or result in penalties or costly and time-consuming remediation efforts.

Risk category: Social Change, Legal and Regulatory (Regulated Online Payment Services)

Just Eat Takeaway.com is affected by the revised Payment Services Directive 2015/2366/EU (“PSD II”) and its implementation in the European countries where it operates regulated payment services. PSD II entered into force and was implemented in the Netherlands on 19 February 2019. Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of the Company, has obtained a licence from the Dutch Central Bank (De Nederlandsche Bank N.V., the “DNB”) in accordance with PSD II and as a payment institution falls under the supervision of the DNB. All online payments for food in Austria, Belgium, Germany, Poland, Portugal, Luxembourg, and the Netherlands are facilitated by Takeaway.com Payments B.V. In all other applicable countries within the European Economic Area (“EEA”) (except for France, where Just Eat Takeaway.com relies on the limited network exemption), Just Eat Takeaway.com relies on its commercial agent exemption, and therefore the payment services it provides are not regulated and do not require a licence. For these markets, Just Eat Takeaway.com may continue to rely on this exemption because it receives payments as a commercial agent authorised via an agreement to negotiate or conclude the sale of goods on behalf of its partners and does not act as a commercial agent on behalf of the consumers. Should Takeaway.com Payments B.V.’s licence be revoked by the DNB in the future, or other enforcement measures be taken by the DNB, such as imposing penalties and/or forcing Just Eat Takeaway.com to cease offering certain payment facilities, Just Eat Takeaway.com’s ability to process online payments would be severely impacted and/or Just Eat Takeaway.com may be forced to involve third-party payment service providers, or be subjected to a combination of the possible consequences referred to above.

In addition, Just Eat Takeaway.com, in the countries where payments are not facilitated by Takeaway.com Payments B.V., is subject to the Payment Card Industry (“PCI”) and Data Security Standard (the “Standard”). The Standard is a comprehensive set of requirements for enhancing payment account data security that was developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. Just Eat Takeaway.com is required by payment card network rules to comply with the Standard. Under certain circumstances specified in the payment card network rules, Just Eat Takeaway.com may be required to submit to periodic audits, self-assessments, or other assessments of its compliance with the Standard. Such activities may reveal that Just Eat Takeaway.com has failed to comply with the Standard, which may result in fines or restrictions on its ability to accept card payments and/or costly remediation efforts.

Just Eat Takeaway.com is subject to pricing and platform regulations and may become subject to related litigation or regulatory inquiries. Modifications to pricing and/or platform regulations or the outcome of related litigation or regulatory inquiries may, among other things, require changes to the pricing models of Just Eat Takeaway.com and may negatively impact financial results and/or increase its costs of doing business.

Risk category: Social Change, Legal and Regulatory (Pricing Regulations)

Just Eat Takeaway.com is subject to pricing regulations in the jurisdictions in which it operates. For instance, the implementation of European Directive 2011/83/EU on consumer rights has in the past affected and may continue to affect Just Eat Takeaway.com’s operations. Additionally, fees and commissions charged by online food delivery marketplaces and other business practices of online platforms are currently under increased scrutiny and are expected to continue to be subject to political and public debate in the jurisdictions in which Just Eat Takeaway.com operates. This increased scrutiny may lead to changes in platform regulation or legislation, negative publicity or investigations or litigation commenced by governmental authorities or other parties.

Further changes in platform regulation, legislation or related litigation resulting from such increased scrutiny may require changes to certain business practices of Just Eat Takeaway.com, including changes to fees and commissions. Changes to fees and commissions may, among other things, negatively affect Just Eat Takeaway.com’s ability to generate revenue or result in dissatisfaction or loss of consumers or partners on Just Eat Takeaway.com’s platforms. Similarly, in response to Covid-19, several jurisdictions, predominantly in North America, have implemented or are considering implementing fee caps, fee disclosure requirements and similar measures that have negatively impacted Just Eat Takeaway.com’s financial results, and could negatively impact Just Eat Takeaway.com’s financial results and/or increase its cost of doing business. See also “Item 5.A Operating Results—Key Factors Affecting Results of Operations—Revenue”.

Just Eat Takeaway.com is subject to the competition laws of the countries it operates in and changes in, or its failure to comply with, competition laws could adversely affect its businesses, results of operations, financial condition and/or prospects.

Risk category: Social Change, Legal and Regulatory (Competition Laws)

Just Eat Takeaway.com is subject to the competition laws of the countries it operates in and such laws may restrict Just Eat Takeaway.com’s ability to agree with partners on a price guarantee (that is, the guarantee that partners do not charge consumers a lower price for the same food if ordered directly through the partner’s own online order channels, or if applicable via another online platform, as opposed to if ordered via Just Eat Takeaway.com’s platforms). Competition authorities in several markets in which Just Eat Takeaway.com is active have considered the impact of such price guarantees. Accordingly, there is a risk that the price guarantee clauses in agreements between certain restaurants and Just Eat Takeaway.com could be found to violate competition laws. Any such violations of competition law could result in fines, the relevant terms or the agreements themselves being unenforceable, consequential amendments to agreements, claims for damages and reputational damage, each of which could potentially have a material adverse effect on Just Eat Takeaway.com’s business, results of operations, financial condition and/or prospects.

Just Eat Takeaway.com is subject to the tax laws and regulations of different jurisdictions, changes to which could materially affect its businesses, results of operations, and financial condition.

Risk category: Social Change, Legal and Regulatory (Tax Regulations)

Just Eat Takeaway.com is subject to tax laws and regulations of different jurisdictions. Given that tax laws and regulations are subject to frequent change and their meaning may be subject to interpretation, the tax positions taken by Just Eat Takeaway.com may at times be subject to challenge by the relevant authorities. More generally, any failure to comply with the tax laws or regulations applicable to Just Eat Takeaway.com may result in reassessments, late payment interest, fines, and penalties.

As future developments, including initiatives relating to the taxation of the digital economy and taxation of self-employed individuals, are uncertain and partly beyond management’s control, assumptions are necessary to estimate future tax costs, taxable profits as well as the period in which deferred tax assets will recover. Any significant increase in Just Eat Takeaway.com’s tax burden due to the factors described above is likely to have a material adverse effect on its results of operations, business, financial condition and/or prospects.

Just Eat Takeaway.com may be adversely affected if it fails to obtain or maintain adequate protection for its intellectual property rights.

Risk category: Social Change, Legal and Regulatory (Intellectual Property Rights)

Just Eat Takeaway.com’s intellectual property rights, whether developed organically or acquired because of an acquisition (in particular, website domain names and trademarks), are crucial for the operation of its businesses. These intellectual property rights protect Just Eat Takeaway.com’s brands and are at the core of its efforts to raise consumer awareness for its services and are thus directly related to its reputation. Each of Just Eat Takeaway.com's brands will be dependent on its ability to protect and promote its intellectual property rights, specifically its trademarks.

Just Eat Takeaway.com cannot guarantee that third parties will not infringe upon Just Eat Takeaway.com’s trademark rights, or that a third party will not purchase domain names that are identical to Just Eat Takeaway.com’s domain names, except for its extension. In addition, Just Eat Takeaway.com may be unable to adequately register and protect its trademarks or purchase at a reasonable price relevant domain names as it enters new markets.

Should Just Eat Takeaway.com’s trademarks be challenged or infringed upon, or should it be unable to adequately register and protect trademarks or purchase domain names when entering new markets, this may have an adverse effect on Just Eat Takeaway.com’s brands and, as a result, on its businesses, results of operations and/or financial condition.

The planned delisting of the Just Eat Takeaway.com ADSs from Nasdaq may adversely affect holders of the Company's ADSs.

Risk category: Legal and Regulatory (Listing venues)

Throughout 2021, the Company’s shares were traded at Euronext Amsterdam (ticker symbol: TKWY) and its CREST depositary receipts (CDIs) were traded at the London Stock Exchange (ticker symbol: JET). In addition, the Company’s American Depositary Shares (ADSs) have been traded on Nasdaq Global Select Market (ticker symbol GRUB) since 15 June 2021.

In light of the enlarged and more globalised investor base that Just Eat Takeaway.com has, following completion of the Grubhub acquisition, and in the interests of both Just Eat Takeaway.com and the Company’s shareholders, in January 2021, the Company announced its intention to take a period of time in which to determine the optimal listing venues for its long-term future. As part of this assessment, the Company considered, amongst other things, liquidity, and trading volumes across the listings it has in Amsterdam, London and New York. As announced on 8 February 2022 on Form 6-K, the Company has progressed its review to determine optimal listing venues and decided to delist its ADSs from the Nasdaq Global Select Market by the end of the first quarter of 2022. The Company expects its ADSs to be quoted and traded on the OTC Markets via a sponsored Level I Programme following the voluntary delisting. The assessment of the optimal listing venues is ongoing and as a result, the Company will remain listed on Euronext Amsterdam and the London Stock Exchange until otherwise decided.

The delisting and termination of the existing Level III Programme will result in ADS holders having to pay certain transaction fees (see Item 12.C "American Depositary Shares") and is expected to adversely affect the liquidity and trading of the ADSs.  The delisting may result in holders of ADSs concluding that to continue to hold Just Eat Takeaway.com ordinary shares that trade solely on Euronext Amsterdam and the London Stock Exchange (or a Level I ADS) is impractical or difficult due to listing, tax or other considerations, which would in effect result in such holders of ADSs being forced to liquidate their ADS interests in Just Eat Takeaway.com at a disadvantageous moment. Further, following the delisting, the Company may be eligible to deregister its securities under the Securities Exchange Act of 1934 (the "Exchange Act"), in which case the Company would no longer be subject to the reporting requirements under the Exchange Act and the rules promulgated thereunder, including the requirements to file and furnish information with the SEC.

FINANCIAL

Just Eat Takeaway.com has a history of net losses and Just Eat Takeaway.com could continue to incur substantial net losses in the future and may not become profitable in the future.

Risk category: Financial (Profitability)

Just Eat Takeaway.com has incurred net losses since its inception. In addition, Just Eat Takeaway.com’s operating expenses may increase over time, particularly as it makes investments to scale and expand its businesses. These investments may not result in increased revenue or higher growth and may prove more expensive than Just Eat Takeaway.com currently anticipates.

In addition, Just Eat Takeaway.com may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications, or delays. While Just Eat Takeaway.com’s respective revenue has grown in recent years, this growth rate may not be sustainable, and if its revenue declines or fails to grow at a rate faster than increases in its operating expenses, Just Eat Takeaway.com may not achieve or maintain profitability in future periods.

Just Eat Takeaway.com may not continue to grow at historical rates and may not be able to achieve or maintain profitability across its businesses.

Risk category: Financial (Profitability)

Just Eat Takeaway.com’s underlying businesses have grown rapidly since their founding in 2000. However, this historical rate of growth is likely to decline in the future. In some more mature markets, such as the Netherlands, the UK and Denmark, Just Eat Takeaway.com could be confronted with saturating markets that result in declining growth rates of new consumers, even while Just Eat Takeaway.com continues to add new consumers, which could adversely affect its growth and ability to achieve or maintain profitability across its businesses. In other markets where Just Eat Takeaway.com is focused on developing its market positions, its growth and ability to achieve or maintain profitability could be adversely affected, in particular, if it fails to establish or expand its market positions either in absolute terms or relative to its competitors, or if increased marketing expenditures by its competitors in such markets, including in terms of more competitive and therefore more expensive bidding for pay-per-click/pay-per-order marketing initiatives, drive up its performance marketing costs. In addition, Just Eat Takeaway.com’s growth and ability to achieve or maintain profitability across its businesses could be adversely affected in such markets, if the shift from ordering food offline to ordering food online and via mobile devices occurs at a slower pace than anticipated.

Any of the foregoing factors could impact Just Eat Takeaway.com’s ability to achieve or maintain profitability across its businesses and its financial or operational performance, and its ability to achieve or maintain profitability across its businesses, may be better or worse than currently anticipated. Moreover, the markets in which Just Eat Takeaway.com is active, may develop in a manner different from that anticipated by it. Just Eat Takeaway.com is subject to the risk that the assumptions underlying its growth strategy may not be accurate and that, consequently, its actual results may differ materially from current expectations, or the financial and operational objectives set by Just Eat Takeaway.com. Any failure by Just Eat Takeaway.com to implement or continue its growth strategy successfully may have a material adverse effect on its business, results of operations, financial conditions and/or prospects.

The rights and responsibilities of the Company’s shareholders are governed by Dutch law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions.

Risk category: Financial (Equity Instruments)

Just Eat Takeaway.com N.V. is incorporated under the laws of the Netherlands. Accordingly, the Company’s corporate structure, as well as the rights and obligations of the Company’s shareholders, may be different from the rights and obligations of shareholders of companies organised under the laws of other jurisdictions. The exercise of certain shareholders’ rights by the Company’s shareholders outside the Netherlands may be more difficult and costly to pursue than the exercise of rights in a company organised under the laws of other jurisdictions. Resolutions of the General Meeting may be adopted with majorities different from the majorities required for adoption of equivalent resolutions in companies organised under the laws of other jurisdictions. Any action to contest any of the Company’s corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law.

Just Eat Takeaway.com has identified material weaknesses in its internal control over financial reporting. If Just Eat Takeaway.com is unable to remediate these material weaknesses, or if Just Eat Takeaway.com identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Just Eat Takeaway.com may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect the business of Just Eat Takeaway.com, and its share price.

Risk category: Financial (Internal Control over Financial Reporting)

Just Eat Takeaway.com is currently not required to comply with the rules of the SEC implementing Section 404 of the US Sarbanes-Oxley Act of 2002 (“Sox”), and therefore is not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. .For any annual report on Form 20F to be filed with the SEC by the Company for years ending after 31 December 2021, an annual management report on the effectiveness of Just Eat Takeaway.com’s internal control over financial reporting and Just Eat Takeaway.com’s independent registered public accounting firm is required to attest to the effectiveness of Just Eat Takeaway.com’s internal controls over financial reporting.

In connection with Just Eat Takeaway.com's SOx Section 404 implementation, Just Eat Takeaway.com has identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting in the 1) risk assessment, ii) information and communication, and iii) control activities COSO components. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the annual financial statements will not be prevented or detected on a timely basis solely by internal control over financial reporting.

Just Eat Takeaway.com's material weaknesses result from (i) controls designed and implemented lacking sufficient documentation to evidence the existence and effectiveness of the controls, (ii) existing general IT controls design deficiencies which were implemented too late in the year 2021 to evidence operational effectiveness, (iii) process-level and general IT controls not effectively implemented as of 31 December 2021, and (iv) controls dependent on system-generated information and automated controls which failed as a result of ineffective general IT controls. As a result, Just Eat Takeaway.com has not designed and implemented effective general IT controls and business process controls across substantially all of its financial statement account balances and disclosures. If Just Eat Takeaway.com is unable to remediate these material weaknesses, or if Just Eat Takeaway.com identifies additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, Just Eat Takeaway.com may not be able to accurately report its financial condition or results of operations or fail to do so in a timely manner, which may adversely affect its business, and its stock price.

              Just Eat Takeaway.com is in the process of implementing measures designed to further improve its internal control over financial reporting and remediate the control deficiencies that resulted in these material weaknesses. In particular, Just Eat Takeaway.com continues to engage with external advisors to assist Just Eat Takeaway.com in the design and execution of its SOx compliance programme. Just Eat Takeaway.com cannot ensure that the measures taken by it to date, and actions that Just Eat Takeaway.com may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in its internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither the Management Board nor the independent registered public accounting firm has performed an evaluation of Just Eat Takeaway.com's internal control over financial reporting in accordance with the provisions of SOx. Had Just Eat Takeaway.com or the independent registered public accounting firm performed an evaluation of Just Eat Takeaway.com’s internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley, additional significant deficiencies or material weaknesses might have been identified.

If Just Eat Takeaway.com is unable to remediate these material weaknesses, or if Just Eat Takeaway.com identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Just Eat Takeaway.com may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Just Eat Takeaway.com and, as a result, Just Eat Takeaway.com’s share price and ability to access the capital markets in the future.

To the extent that Just Eat Takeaway.com’s financial results have been positively impacted by the Covid-19 pandemic, such results may not be indicative of results for future periods.

Risk category: Financial (Covid-19)

As a result of the Covid-19 pandemic, Just Eat Takeaway.com has seen trends towards increasing orders and the increasing adoption of online payments as the preferred method of payment of its consumers accelerate due to a shift of consumer behaviour. Consequently, despite certain adverse impacts from the Covid-19 pandemic, the impact of the Covid-19 pandemic on Just Eat Takeaway.com’s business has, in some respects, been positive. However, Just Eat Takeaway.com cannot reasonably estimate the duration of the pandemic or future changes in consumer spending patterns as a result of the continuation or conclusion of the pandemic. To the extent that Just Eat Takeaway.com’s financial results for the year ended 31 December 2021 may have been positively impacted by the Covid-19 pandemic, such results may not be indicative of results for future periods.

OPERATIONAL

Just Eat Takeaway.com faces certain risks in connection with, and because of, its own logistical food delivery services.

Risk category: Operational Complexity of a Hybrid Model (Logistics)

In recent years, Just Eat Takeaway.com has made substantial investments in its own logistical food delivery service businesses and the rollout of its technologies and processes and Just Eat Takeaway.com plans to continue to invest in such businesses in the future.

Just Eat Takeaway.com’s roll-out of its own logistical food delivery service businesses has necessitated greater investments in people-related costs, as a logistical food delivery service business model structurally has greater requirements than those associated with online food delivery platforms that are not responsible for making deliveries themselves. Although Just Eat Takeaway.com takes such costs into consideration when determining its delivery commission rates, commission rates are not substantial enough in themselves to cover all such costs without additional customer delivery charges. Just Eat Takeaway.com may not be able to charge commission rates or customer delivery charges in all its markets, in the future, at a level that would make the provision of its own logistical food delivery services profitable, particularly given increasing competition and the possibility of changing consumer preferences. Furthermore, it is also possible that Just Eat Takeaway.com may not be able to generate a sufficient number of orders to optimise the utilisation rates of couriers, which is necessary to make logistical food delivery services profitable.

Due to increasing online penetration and the pace of growth of online food ordering and courier churn, Just Eat Takeaway.com seeks to find enough potential couriers to ensure that it can respond to all online orders from its consumers in a timely manner. Just Eat Takeaway.com may not be able to recruit a sufficient number of couriers for various reasons, including competition for the services of such couriers by other delivery services (which could be intensified by other cost-sensitive factors, such as the risk of monthly minimum hour requirements or an increase in the average tenure of couriers), growth in a perception that employment as a courier is unattractive due to the risk of involvement in traffic accidents which arises from operating in congested urban areas with intense traffic, as well as labour law-related restrictions applicable in certain jurisdictions (for example, on the number of hours that couriers can work in a single day or on consecutive days). In addition, irrespective of Just Eat Takeaway.com’s efforts to maintain the satisfaction of its employees and independent contractors, the risk of conflicts arising with employees and independent contractors and the emergence of other labour-related disputes has increased, since working conditions in the food industry, particularly in the food delivery business, have come to the attention of labour unions in recent times.

Several factors contribute to other uncertainties related to the logistical food delivery service businesses, which will continue to be relevant to Just Eat Takeaway.com. The factors which could impact overall profitability and sustainability of a logistical food delivery service business in a given market include: the extent to which consumers favour partners that deliver themselves, as opposed to restaurants for which Just Eat Takeaway.com carries out the delivery, the degree to which logistical processes can be optimised, the extent to which efficiencies can be achieved in areas where partners, courier and customer demand densities are sub-optimal, external conditions affecting the pricing of couriers, partner commissions and delivery fees, and the need to develop solutions in new markets which exhibit different supply, demand and regulatory conditions.

Realisation of any, or a combination of the risks described above, could have a material adverse effect on Just Eat Takeaway.com’s business, reputation, financial condition, results of operations and/or prospects.

Just Eat Takeaway.com's high organic and inorganic growth rate introduces risks related to the effectiveness of its organisational structure, the scalability and efficiency of its operations and its ability to innovate.

Risk category: Operational maturity (Worldwide Operations)

Just Eat Takeaway.com has rapidly grown in recent years, and with this growth has come increased demands on the clarity of its corporate operating model, as well as the organisation, scalability, and efficiency of centralised functions. Together with legacy business cultures, processes, infrastructure and technologies, there are challenges, risks and additional complexity related to the achievement of an operating model supported by centralised functions and consolidated infrastructure and technologies that support Just Eat Takeaway's strategic objectives. In particular, Just Eat Takeaway.com has multiple business platforms that collectively require substantial maintenance, and which present a challenge when Just Eat Takeaway.com endeavours to introduce common innovations across its jurisdictions. Failure to consolidate technologies and efficiently balance and prioritise resources across maintenance, innovation and development may compromise Just Eat Takeaway's ability to enhance its products and services at a rate in line with objectives and/or in line with competition.

Following Just Eat Takeaway.com's recent significant growth in size, the business also has increased risks around the scalability and related costs of its service operations supporting the needs of consumers, partners and couriers. While Just Eat Takeaway has various Initiatives underway to improve automation and scalability of Its service operations, there is a risk that the failure of initiatives or the late delivery of desired outcomes may have a material impact on Just Eat Takeaway.com's cost of operations, service quality levels or consumer, partner and courier satisfaction levels.

Since growth is a driver of change within Just Eat Takeaway.com, the business has seen an increase in size of its portfolio of programmes and projects across its centralised functions and jurisdictions. This creates increased risk around the effectiveness and maturity of programme and project management controls and related teams. Should Just Eat Takeaway.com either fail to mature or insufficiently mature its programme and project management capabilities, controls and governance, this could impact the effective execution of strategic objectives and therefore the results of operations, financial conditions and/or prospects.

Just Eat Takeaway.com relies on the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations.

Risk category: People (Key Talent)

Just Eat Takeaway.com’s performance, success, and ability to fulfil its strategic objectives is substantially dependent on retaining its current executives, members of its management and key personnel, who are experienced in the markets and the businesses in which it operates. In particular, Just Eat Takeaway.com is dependent on the skills and experience of Just Eat Takeaway.com’s founder and current Chief Executive Officer (“CEO”), Jitse Groen, who plays a key role in setting Just Eat Takeaway.com’s strategic direction. The unexpected departure of Just Eat Takeaway.com’s Chief Financial Officer (“CFO”), Brent Wissink, and Chief Operating Officer (“COO”), Jörg Gerbig could also have a material adverse effect on Just Eat Takeaway.com’s business operations. Furthermore, Just Eat Takeaway.com’s results of operations depend upon its personnel’s experience with, and knowledge of, local markets, IT trends and its own IT systems.

ITEM 4. INFORMATION ON JUST EAT TAKEAWAY.COM

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Just Eat Takeaway.com N.V. was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands on 30 December 2005. It was converted to a public limited liability company (naamloze vennootschap) on 3 October 2016 and called Takeaway.com N.V. The Company’s corporate seat is in Amsterdam, the Netherlands, its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, its telephone number is +31 (0)20 210 7000, and its website is justeattakeaway.com. The Company is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95. The Company’s web address has been included as an inactive textual reference only. For more information please see "Item 10.H Documents on Display".

Just Eat Takeaway.com’s operations commenced in 2000 when the founder and CEO, Jitse Groen, launched one of the world’s first online food delivery marketplaces,thuisbezorgd.nl, in the Netherlands. The rapid dissemination and adoption of broadband internet services in the Netherlands in 2003 was an important driver of the growth of the business. By 2007, Just Eat Takeaway.com was connecting restaurants and consumers of logistical food delivery services in over 40 cities in the Netherlands. Just Eat Takeaway.com has demonstrated strong organic growth throughout its history.

From 2007, Just Eat Takeaway.com began to expand into new geographical markets through organic growth of its then-existing services, entering online food delivery in Belgium and Germany in that year, followed by additional markets including Austria (2008) and Switzerland (2014). In 2012, Just Eat Takeaway.com engaged in its first external equity fundraising round primarily in order to finance this continued growth and strengthen its activities in the Netherlands and Belgium.

In 2016, Just Eat Takeaway.com started offering Delivery in select cities in strategic markets to target those restaurants that do not offer their own logistical food delivery services.

With the acquisition of Lieferando.de in 2014, Just Eat Takeaway.com succeeded in retaining Jörg Gerbig, the founder of Lieferando.de, as a member of Just Eat Takeaway.com’s senior management and the chief operating officer of the Company.

Acquisition activity has also facilitated expansion of the scale of Just Eat Takeaway.com’s business, in particular the 2019 acquisition of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany (“Acquired German Businesses”) for a total consideration of €1.2 billion consisting of cash and shares and the combination with Just Eat plc in 2020. These transactions supported the strategic aims both in individual markets and by acquiring or enhancing positions in certain of the world’s largest markets in food delivery, which can be used to further support investment across Just Eat Takeaway.com

The Company acquired Just Eat plc in 2020, for a total consideration of €7.4 billion. The all-share combination between Just Eat plc and Takeaway.com N.V. became effective on 31 January 2020 and, with effect from the completion of the Just Eat Acquisition, Takeaway.com N.V. was renamed Just Eat Takeaway.com N.V. Just Eat operated in complementary geographic regions, with the Just Eat Acquisition bringing enhanced scale and geographical diversification to Just Eat Takeaway.com. The increased resources following the Just Eat Acquisition allow Just Eat Takeaway.com to invest more efficiently and effectively in markets to capture additional growth opportunities, maintain its competitiveness, strengthen leading positions and create sustainable shareholder value.

On 15 June 2021, the Company’s acquisition of 100% of the shares in Grubhub was completed in an all-share combination (the “Grubhub Acquisition”). On the same day, Just Eat Takeaway.com American Depositary Shares (ADSs) began trading on Nasdaq under the ticker symbol “GRUB”. Under the terms of the Grubhub Acquisition, Grubhub shareholders received American Depositary Shares ("ADSs") representing 0.6710 new Just Eat Takeaway.com N.V. ordinary shares in exchange for each Grubhub share. The consideration transferred amounting to €4.8 billion, consisted of 62.8 million ordinary shares issued and share-based payment replacement awards issued.

Following the acquisition of Grubhub, Just Eat Takeaway.com is deploying an updated strategy in the United States:

•      Focus investment on key strongholds

◦          Drive continued supply expansion, with an increased and targeted sales effort

◦          Increase top-of-mind brand awareness through greater share of voice and local brand marketing

◦          Consolidate the Seamless brand to leverage marketing spend behind a single brand

◦          Expand GH+ loyalty and Grubhub Guarantee programmes

•      Take legal steps against fee caps

◦          Defend our position that government-imposed fee caps are illegal

•      Establish & expand new verticals

◦          Extend our convenience proposition, captive demand and corporate offerings to drive increased consumer retention and Average Monthly Order Frequency and further order growth

On 30 September 2021, Just Eat Takeaway.com completed the acquisition of Bistro.sk in Slovakia. This acquisition was announced on 16 July 2021. The enterprise value for the transaction is approximately €50 million. Bistro.sk will adopt the Just Eat Takeaway.com global brand identity in 2022.

Capital expenditure

Just Eat Takeaway.com owns property and equipment, including right of use assets, leasehold improvements and other equipment. Just Eat Takeaway.com’s current capital expenditures primarily relate to the routine acquisition of property and equipment, which is financed from operating cash flows and presented in the financial statements at cost less accumulated depreciation and accumulated impairment losses (if any). Depreciation is recognised to write off the cost of an item of property and equipment, less any residual value, over its estimated useful life using a straight-line depreciation method. It is calculated as a fixed percentage of cost and is recognised from the date an asset is available for use. See also Note 14 "Property and equipment" and Note 26 "Leases" of the financial statements, which form part of this annual report.

In 2021, the Company completed two acquisitions: Grubhub, which was completed on 15 June 2021, and Bistro.sk, which was completed on 30 September 2021. In 2020, the Company completed one acquisition with Just Eat. In 2019, Just Eat Takeaway.com completed one acquisition of the Acquired German Businesses. Just Eat Takeaway.com did not complete any divestments in 2021 and 2020. Just Eat Takeaway.com divested its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp. in 2019 in exchange for a 0.24% stake in Woowa Brothers Corp. See also Note 11 "Business Combinations".

For funding provided to our associate as financed through our operating cash flows, see also Note 15 "Investments in Associates and Joint Ventures" of the financial statements, which form part of this annual report.

B. BUSINESS OVERVIEW

Who we are

Just Eat Takeaway.com is a leading global online food delivery marketplace, connecting nearly one hundred million consumers with 634 thousand local partners through our apps and websites, and with leading positions in attractive markets. As per 31 December 2021, Just Eat Takeaway.com operated in 23 markets divided in four reporting segments: North America (Canada and the United States), Northern Europe (Austria, Belgium, Denmark, Germany, Luxembourg, Norway, Poland, Switzerland, Slovakia and the Netherlands), United Kingdom and Ireland; and Southern Europe & Australia & New Zealand (ANZ) (Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal, Romania, and Spain). In addition, we operate through partnerships in Brazil and Colombia.

Just Eat Takeaway.com began operating in 2000 in the Netherlands when founder and CEO, Jitse Groen, launched the online food delivery marketplace under the brand thuisbezorgd.nl and expanded rapidly both in the Netherlands and internationally, building European and then global scale through a blend of strong organic and acquisitive growth.

Our proposition benefits both consumers and partners. We offer consumers the ability to order from a large selection of local restaurants, grocers and specialty retailers, enabled through our apps and websites, and delivered rapidly by our network of couriers. For restaurants and other partners, we provide access to our large pool of Active Consumers, our brand strength and presence, and our Delivery capabilities – allowing them to increase their orders and grow their business.

In 2021, Just Eat Takeaway.com processed 1.1 billion Orders for our partners, facilitating €28.2 billion in Gross Transaction Value (GTV). On average, Just Eat Takeaway.com had 20 thousand full-time equivalent employees (FTE) in 2021, of which almost 7 thousand represent the full-time equivalent of our employed couriers.

Our business model

Just Eat Takeaway.com’s core business model connects consumers with partners, enabling the consumer to order and pay for a meal through our apps or websites, which is then delivered to the consumer or collected by them in person (Fig. 1). We offer two primary models of fulfilment – our marketplace model where participating partners deliver the food themselves, and our Delivery model where we use our courier network to deliver orders.

For consumers, our proposition provides a simple way to order and pay for food, and Just Eat Takeaway.com aims to offer the best user experience by providing a large and varied selection of cuisines, broad restaurant choice, an easy-to-use and engaging product interface, seamless payment processes, and transparent order-tracking features.

For partners, Just Eat Takeaway.com offers access to a wide consumer-base and provides publicity at a relatively low cost, allowing partners to broaden their reach beyond local marketing and generate incremental orders. In addition, we provide partner delivery services, primarily through our own Delivery solutions but also through selected third parties in some markets.

Our business is primarily a business-to-consumer (B2C) operation, but Just Eat Takeaway.com is also investing in business-to-business (B2B) solutions allowing corporates to offer their employees (partially) subsidised food orders and to remove complicated expense processes.

We derive our revenue principally from the commissions we charge partners based on the value of the food ordered through our platforms and, to a lesser extent, from other services such as payment services, sales of merchandise and packaging, and promoted placement. In addition, we also derive revenue from fees charged directly to consumers, including delivery fees for orders where Just Eat Takeaway.com is responsible for the Delivery.

The business model benefits from powerful network effects, reinforcing growth in orders, consumers and partners (Fig. 2). As the number of consumers increases, more orders and higher GTV are generated, attracting more partners to our marketplace, which further enhances and diversifies the offering and in turn attracts more consumers. This typically provides a strong tailwind to growth for market leaders. In addition, network effects drive operating leverage and lead to improved operating margins in the long run. For our courier network of nearly 500,000 couriers, we offer either an employment relationship with the relevant benefits or a flexible way of working, which enables them to reach their earning goals on their own schedule.

Just Eat Takeaway.com connects consumers and partners

Fig. 1. Just Eat Takeaway.com core business model

Just Eat Takeaway.com leverages powerful network effects

Note: Numbers represent FY 2021, presented on the basis of the combined results of Just Eat Takeaway.com and Grubhub

Fig.2 Just Eat Takeaway.com leverages powerful network effects

Our Segments

North America

The North America segment includes our US and Canadian businesses, which were acquired in the Grubhub Acquisition and Just Eat Acquisition, respectively. Grubhub is one of the US largest online food delivery marketplaces and is currently composed of two different brands - Grubhub which was founded in 2004 and Seamless, founded in 1999. Our Canadian brand SkipTheDishes was founded in 2012 and was one of the earliest Delivery-led marketplaces within online food delivery and has since grown to be the market leader in Canada. The segment represents 34% of total Just Eat Takeaway.com Orders.

The North American business, the largest segment by Orders and GTV, continued to demonstrate its leading and sustainable hybrid model.

In 2021, our Active Consumers totaled to 37 million underpinned by strong brand awareness and investment in marketing. Soon after the completion of the Grubhub Acquisition on 15 June 2021, the US refreshed its branding, adopting the Just Eat Takeaway.com global brand identity, and began the consolidation of the legacy Seamless brand into Grubhub. The launch of the new orange Grubhub branding was part of the most successful one-day marketing campaign in Grubhub's history – featuring significant out of home advertising in New York, Chicago and Boston. Grubhub was the official food delivery sponsor of The Game Awards and also launched partnerships with Instacart and Peacock to further accelerate the growth of its GH+ loyalty programme. The Canadian business agreed a multi-season partnership with the National Hockey League (NHL) in January 2021, becoming the first Official Food Delivery App of the NHL. SkipTheDishes partnered locally with six out of seven Canadian NHL teams so hockey fans across Canada can support their home team and local restaurants simultaneously. SkipTheDishes was also the Official Food Delivery App of Team Canada’s Olympic team in 2021. SkipTheDishes was voted the most Trusted Food delivery service by both Reader’s Digest and BrandSpark, securing a 47% trust share amongst the Canadian population.

The segment increased Average Monthly Order Frequency in 2021, partly driven by expansion of our local loyalty programmes - GH+ (US) and Skip Rewards (Canada). In the US, orders generated by the millions of GH+ subscribers accounted for approximately 25% of total Orders by the end of the year, whilst in Canada the programme has increased consumer engagement and loyalty.

The supply base grew by 24% to over 371 thousand partners, with significant expansion in both independent and branded partner numbers. Partners continued to face challenges as a result of the global pandemic and our North American businesses continued to support partners through commission rebates in 2021.

In both the US and Canada, various states, provinces and local governments imposed mandatory fee caps on online food delivery marketplaces. As of the end of 2021, many of these have expired, but they remain in place in some major US cities such as New York City and San Francisco. In Canada, the British Columbia cap was extended until the end of 2022, whereas the other remaining provincial caps are engaged by indoor dining prohibitions and emergency orders.

We continue to innovate across our North American businesses, including expansion of our convenience and alcohol delivery propositions. In Canada, we entered the quick commerce market in 2021 through our launch of the Skip Express Lane brand across several locations. When combined with strong third-party convenience and grocery partnerships, this builds a strong foundation and clear path to accelerating growth of non-restaurant verticals.

Northern Europe

The Northern Europe segment comprises Austria, Belgium, Denmark, Germany, Luxembourg, Norway, Poland, Slovakia, Switzerland and the Netherlands. The Northern Europe markets together make up 27% of Just Eat Takeaway.com Orders, with Germany being the largest market in terms of Orders and GTV.

The segment has demonstrated strong growth and profit generation in 2021. We increased Active Consumers by 20% to 31 million in Northern Europe, whilst also expanding our supply base by 20% to 77 thousand partners. This segment benefitted from our partnership with UEFA for the Euro 2020™ football tournament which took place in the summer of 2021 and generated high levels of brand visibility.

We have strong positions across the Northern Europe segment and are the clear leader in online food delivery in markets representing over 95% of segment GTV.

Germany

Our Lieferando.de brand is the largest and most recognised online food delivery marketplace in Germany, with consumer top-of-mind awareness of over 60% and extensive partner coverage reaching over 98% of the delivery areas of the German population. In 2020, we expanded our German business with the German Acquired Businesses.

In 2021, we continued to expand our delivery service to partners, which do not have their own delivery fleet. Through this expansion we were able to offer an even broader range of cuisines and several international and national chain restaurants.

Order growth in Germany amounted to 42% in 2021.

Other markets

Thuisbezorgd.nl was founded in the Netherlands in 2000 and has grown to become one of the most recognised consumer brands in the country. We continued to expand our base of Active Consumers and partners during 2021, whilst also trialling new product and technological developments, including dine-in, drone delivery and the corporate solutions payment card.

In 2021, our leading Danish app and website were migrated to the continental European platform. The Danish Delivery operations use our employed delivery model, which enhances last-mile brand visibility and service levels.

Our market-leading Swiss business  continued to expand from a strong base of top-of-mind brands and high levels of existing penetration, whilst Poland is a high growth market with very strong top-of-mind brand awareness.

Just Eat Takeaway.com acquired Bistro.sk, Slovakia’s leading online food ordering platform during 2021.

United Kingdom and Ireland

Our UK and Ireland segment continued to perform strongly under the Just Eat brand (which we acquired in 2020), with clear leadership in online share and strong growth during 2021. The segment achieved 289 million Orders in 2021, representing 27% of total Just Eat Takeaway.com orders, and a growth rate of 52% versus the previous year. The UK brand Just Eat achieved a significant milestone during the year, fulfilling its billionth order since launching in 2006.

We have continued to drive Active Consumers, which grew by 16% to 19.3 million. Our top-of-mind awareness (TOMA) was boosted by significant investments in marketing and partnerships, including the UEFA Euro 2020™ football tournament and a new Christmas-themed advert leveraging our renowned Snoop Dogg collaboration. In the UK, we particularly increased consumer acquisition in London, media exposure and significant last mile visibility from our highly recognisable branded couriers. In Ireland, our PR-led approach included support from the Deputy Prime Minister in promoting our investment in the market.

The UK & Irish supply base grew by 21% to over 64 thousand partners. In the UK, we agreed a number of new international and national chain restaurant partnerships, such as Starbucks, Costa and LEON, as well as further boosting our partner salesforce to add wider partner choice to its platform. Additionally, we extended our proposition into convenience grocery with partnerships including Asda and One Stop. In Ireland, we brought on a number of exciting new partners including Starbucks and national convenience retailer Centra.

Following the successful launch of our employed courier model in London last year, the operation expanded into a further five UK cities in 2021 – Birmingham, Brighton, Cambridge, Liverpool, and Nottingham. The expansion has created thousands of new jobs and will further enhance our last-mile brand visibility across these cities. We also announced a new 20,000 sqm office for UK customer service operations in north-east England, creating more jobs in 2021/2022.

We also ended the year with our Christmas Meal Appeal where we worked with our consumers, partners, couriers and staff to help provide over 200,000 meals for the homeless and the vulnerable.

Southern Europe & ANZ

The Southern Europe & ANZ segment comprises Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal, Romania, and Spain. These markets together make up 12% of Just Eat Takeaway.com Orders, with Australia the largest market in terms of number of orders.

The segment is comprised of a number of markets at an earlier stage of their evolution, in terms of consumer penetration and operational scale, which require significant investment. We achieved strong growth within the segment during 2021, with Active Consumers growing by 8% to reach 13 million, and GTV growth of 38% to €2.8 billion.

This segment also benefitted from our partnership with UEFA for the Euro 2020™ football tournament, which took place in the summer of 2021 and generated high levels of brand visibility.

Australia

Our Australian brand, Menulog, which was founded in 2006, has a long track record in online food ordering. In 2021, it was one of Just Eat Takeaway.com’s fastest growing markets in terms of order numbers, demonstrating a significant turnaround in performance following market share declines prior to the combination between Takeaway.com and Just Eat.

The strong order growth has been driven primarily by an expansion of the supply base, and in particular by the number of Delivery partners which increased significantly. The Active Consumer base also grew as a result of increased investments in marketing which further strengthened the Menulog brand.

Menulog also announced a first-of-its-kind partnership with the National Indigenous Culinary Institute to accelerate their mission to boost employment opportunities for indigenous chefs, as well as a partnership with OzHarvest to donate as many as 200,000 meals through the Meal 4 Good programme.

Other Markets

Our Israeli brand 10bis was founded in 2000 and has grown to become the leading online food delivery marketplace in the country. While Just Eat Takeaway.com is predominantly a B2C brand, the majority of 10bis orders are B2B orders, and 10bis served thousands of corporations, representing hundreds of thousands of employees. The pandemic materially impacted these corporate orders as offices closed, but this adverse effect was partly mitigated by expansion into B2C ordering.

In Italy, we celebrated 10 years in business in 2021. Our employed Delivery model is now live in 24 cities, and in 2021 we reached record numbers of consumers and significantly increased our partner estate.

Our Spanish operations also saw record Active Consumers and strong partner growth. In 2021, the Spanish government introduced a new rider law establishing last mile logistics players to employ its couriers, which Just Eat Takeaway.com already complied with through its employed courier model.

Our Product and Technology

Just Eat Takeaway.com offers a simple and efficient way for consumers to order their favorite food whenever and wherever they like through our apps and websites. We digitalise the entire food ordering experience for consumers, partners, corporate customers and our back office and couriers. We believe that speed, choice of partners and ease of use are the most important factors impacting the user experience for consumers and focuses on guiding consumers to find whatever they are looking for and giving them the tools to make their whole food ordering experience better. Here you can find some areas on which we focused in 2021.

Consumers

In 2021, we continued to focus on improving the discovery experience for our consumers. We have simplified searching for partners and dishes to ensure our consumers can easily find what they have the appetite for. We also improved the general experience with a more accessible visual language, fonts and visuals to increase the inclusiveness of our customer experience. We have invested in our after-order experience and in our algorithms to improve our courier estimated time of arrival (ETA), not only on our Food Tracker®, but also in the discovery experience. In addition, we have created a new after-order experience for our consumers with the option to ask questions, experimenting with our funnels and chat capabilities to make it easier for our consumer to guide them through possible questions they may have. In a fully automated manner to make it easier for our consumers and ourselves to help them get an answer quickly: self-service to reduce our operational effort and smart to ensure consumers receive the answer instantly.

We have invested heavily into various promotion, loyalty and retention strategies. We introduced the stamp card programme in the UK and globally increased the visibility of our stamp card programmes, which positively impacts the Average monthly order frequency and retention. This also helped boost promotion of our online loyalty programme, massively increasing new users and usage of the programme.

On top of improving the overall payment experience, we also enriched our payment offerings by integrating Sodexo in Belgium, Twint in Switzerland, Mobile Pay in Denmark, MBWay in Portugal and Apple Pay for Giro card in Germany.

Innovating, creating and moving into growing new markets is core to the long-term success of Just Eat Takeaway.com. We expanded our JET Pay solution, previously known as Takeaway Pay, to the United Kingdom and started with first initiatives to expand our groceries offering.

Partners

For Just Eat Takeaway.com it is important to help our partners further digitalise their operations. To make the lives of our partners, and internal operations easier we have, for example, added multiple self-service options to our partner products that enable partners to easily adapt to incidents in their operation. It reduces the turnaround time for change requests and gives our partners more control over how their business is represented on our apps and websites.

We use data products to improve the experience of partners. A fully interactive dashboard is provided to most partners. It allows them to keep track of their performance and empowers them to make data-informed decisions to maximise their business on our platform. The tool is designed in a lean and simple way, making sure it is understandable regardless of whether partners are data savvy. Via the tool, partners can easily gain a bird’s eye view of the overall business performance (e.g. order volume, average transaction value and revenue). They can also deep dive, for example, to understand which menu items or delivery areas are top and bottom performers and how well they are acquiring new consumers and retaining existing consumers.

During 2021 we worked to further optimise the best promoted placement practices across Just Eat Takeaway.com, improving the product to tailor the offering to restaurant needs and give the partner more control and optionality over the service.

Convenience grocery

In 2021, we launched several fulfillment centres (Skip Express Lane) in Canada. We have been seeing an increase in Average Monthly Order Frequency for food and convenience consumers over the food-only consumers in the new consumer cohorts. The order distribution by time of day shows a better spread across the day with softer peaks and better fleet utilisation across the full day.

JET Pay

This year, JET Pay, our corporate employee benefit service that allows corporate customers to provide their employees with a digital meal allowance, underwent a rebranding effort where all markets changed their name from Takeaway Pay to “local brand for business” names (i.e., Thuisbezorgd.nl for business, Takeaway.com for business, Lieferando.de for business, etc.). In 2021, JET Pay launched in four new markets – Bulgaria, Denmark, Norway and the UK - the service now spans 14 European markets, with others to follow.

We launched the JET Pay Card together with Adyen and Mastercard in seven European markets - Germany, Netherlands, Poland in August 2021 and Austria, Belgium, France and Luxembourg in the fourth quarter of 2021, respectively. The JET Pay Card enables corporate customers to use their meal allowance at any physical restaurant accepting Mastercard and Maestro.

Delivery

Just Eat Takeaway.com offers partners the choice to deliver the food themselves or to use our couriers to deliver orders, using the available Just Eat Takeaway.com courier model for the area – either our employed couriers, the independent contractors courier model or third party provided couriers. We also developed an innovative courier tracking solution for our marketplace partners, which helps them manage their deliveries and provide real-time tracking to consumers.

2021 has been a significant year for delivery and we have made excellent progress in product innovation, data and algorithm driven efficiencies, market expansions and new courier models. We are focused on improving the cost per order by enhancing the courier experience, driving delivery efficiencies and enabling a quick, smooth and hassle-free delivery experience for our consumer - whether it is receiving their favourite meal, ice cream or groceries.

Product innovations included introducing initiatives like Fast Cash, a programme offering couriers immediate earnings payouts and also launched a white-label service for restaurants to leverage our courier network for their deliveries, opening up new revenue streams.

Customer Services

In 2021, we started insourcing our call centre operations in the legacy Just Eat countries to provide more personalised services to our customers and consumers. We also invested more in world class automation technology to provide faster, more intuitive self-serve solutions for our consumers and partners, which resulted in a better end-to-end experience for our consumers.

Following the success of automating consumers and partner queries in the UK, we have invested heavily in globalising the self-service automation product suite, starting with Australia and New Zealand.

Our Technology and Organisation

In the second half of 2021, we merged the Product & Tech organisations of legacy Takeaway.com and Just Eat in Europe and Canada . Grubhub continues to have their own Product & Technology organisation in the US. The Product & Tech organisations shifted to a global and single leadership structure. The new global P&T organisation reached almost 2,000 FTEs in six countries (Bulgaria, Canada, Germany, Israel, the Netherlands and the UK).

Unifying Technologies to Boost Innovation

In 2021, we started consolidating and unifying existing Just Eat, Takeaway.com and SkipTheDishes technologies to reduce complexities and boost innovation.We are planning to launch a global consumer stack (IOS, Android Apps and Website) for Europe, New Zealand and Australia. This global consumer stack will enable us to provide a more innovative experience to our consumers.

Security and Scalability

While our business has been growing rapidly day by day, we made significant efforts to make our platforms more secure and scalable. Cyberthreats are constantly evolving and becoming more sophisticated. To improve our defensive muscles, we switched to a Just Eat Takeaway.com-wide information security organisation setup and implemented a three lines of defence organisation structure. We enabled a Bug Bounty Programme for all our markets, to welcome ethical hackers to test our systems as well.

Our Brand

Just Eat Takeaway.com runs a single-brand identity in each country in which we operate, as we believe this is the most effective and efficient way to reach consumers

One Brand

Just Eat Takeaway.com strives to offer a wide range of food cuisines, full coverage delivery and value offerings so that we are in service of empowering every food moment into a moment of joy. We want to supply the technology that brings everything together: our consumers, our partners and of course, our own delivery network. We want to be part of every food moment, whether it is breakfast, lunch or dinner.

Just Eat Takeaway.com continues to run a single-brand identity in each country in which we operate, as we believe this is the most effective and efficient way to reach consumers. We combine central expertise with local execution and relevance.

In 2021, we successfully delivered a comprehensive review of Grubhub assets and rebranded them into our impactful Just Eat Takeaway.com orange world and brought them into the Just Eat Takeaway.com brand. In 2021 we built an aligned, differentiated brand positioning, tone of voice, brand visual identity guideline and distinctive assets for our brand which is now reflected in our marketing activity.

Connecting consumers to partners - technology is our power, food is our passion

At Just Eat Takeaway.com, we are focused on connecting as many consumers to as many partners as possible. Whilst our technology platform is the enabler, marketing is key for making these connections a reality. In 2021, we added more new consumers and our existing consumers placed more orders with us more frequently.

We continue to focus on our strategy of scalable marketing to drive growth and accelerate efficiencies. With the integration of the legacy Just Eat and legacy Takeaway.com organisations, we continued to strengthen our consumer-centric marketing organisation by hiring and retaining industry-leading talent, centralising our marketing operations and consolidating our agency partners. All of this enables us to build a solid foundation for ongoing future growth. Our marketing efforts in the US continue to be locally led.

The challenges that Covid-19 continues to impose on consumers’ and partners’ lives mean that we pivot and adapt to the continuous change in consumers’ genuine interest in food delivery.

Our marketing strategy continues to be built on the following pillars to offer our consumer the best and easiest way to find and order their food of choice.

Brand preference

Our marketing vision is to “be the brand people absolutely love” so we track consumer opinion continuously for every market in which we operate. Our key marketing metric, which is linked to long-term brand and commercial health, is top of mind awareness (TOMA).

In 2021 we remained the most preferred and loved food delivery brand with a market leading TOMA in most of our markets.

Ongoing and continued investment in the brand remained paramount in 2021. We continued to invest in creative, production and media as we delivered the UEFA Euro 2020™ campaign starring footballing heroes and legends: Eric Cantona, Virgil Van Dijk, Gigi Buffon, Fernando Torres and Lukas Podolski. This campaign saw the first activations of our UEFA partnerships. The UEFA Euro 2020™ campaign consistently drove visibility and supported TOMA across European markets during the summer months and especially amongst football supporting consumer cohorts, translating into additional media exposure at one of the most important food order moments just before or during a match. Additional activation drove strong consumer engagement with our first-ever global Order & Win campaign where consumers were able to win tickets for the UEFA Euro 2020™ and other prizes with their order, meal deals with key partners and product giveaways from Fast Moving Consumer Goods partners. This promotion excited many consumers to order with Just Eat Takeaway.com and engage in the promotion. This multi-channel campaign helped us achieve a leading share of voice in European markets which helped contribute towards driving significant order growth, increased TOMA and sustained positive consumer sentiment across the year.

Performance marketing, retention and order frequency

We saw a solid increase in Average Monthly Order Frequency and decreasing churn rates across markets in 2021, particularly in the first half of 2021. After the strict pandemic restrictions were lifted, our Average Monthly Order Frequency remained above pre-pandemic levels.

The acceleration of Average Monthly Order Frequency was most positive amongst our consumer base who were opted-in for marketing communications, driven by our retention marketing campaigns and loyalty programmes.

In 2021, we further centralised our retention marketing approach, by integrating teams and further consolidating our CRM stack across most markets. This helped us to drive scale and effectiveness globally. Furthermore, we launched an improved version of our global loyalty programme, which was expanded to two additional markets (Denmark and Switzerland) whilst also growing the adoption of our loyalty programme amongst our Active Consumers.

We experienced a different pattern of new consumer growth and in response, adjusted our investment strategy. We were successfully able to increase efficiencies while growing the business across all audiences with the help of a privacy-safe application of first party data in our campaigns. We executed our plan to in-house digital media buying delivering savings and an aligned strategic approach. Our increased focus on courier recruitment to support the growth of our employed Delivery model across markets meant that we delivered more than one million candidates.

Partner Marketing

Developing strong relationships with our partners and driving brand connection is imperative for our success, today and in the future. Therefore, Partner Marketing cultivates impactful ways to maximise results for partners and to drive visibility of their own brand. Empowering their growth is empowering our growth. We combat the challenges of the rapidly changing competitive landscape in which we operate, by adopting a partner-centric approach to our work and culture. By supporting partners with relevant and actionable insights and propelling brand awareness with innovative campaigns and promotional materials, we strive to develop an ecosystem in which all parties benefit.

We build impactful relationships with partners and promote their long-term success with the improvement of the end-to-end partner journey and expansion of partner benefits, such as advisory services, performance insights, and tools to maximise top-line growth, as well as various ways to drive significant financial savings. For example, our qualitative and increasingly sustainable range of merchandise and disposables offer distinct value, at highly competitive price points.

By continuously improving our end-to-end partner experience, we aim to build loyal partnerships. We achieve this by recognising and appreciating our partners at every stage of the restaurant life cycle. Programmes such as Local Heroes and the Best Restaurant Awards are testament to this. Each programme celebrates a significant collaboration between our partners and us, and has seen great success in engagement over the years.

In addition, the roll out of a new e-commerce platform enables partners to streamline their operation and to attain savings on their restaurant essentials. Strengthened by our data-driven performance reporting and insights tooling, we have built a strong foundation to deliver on our key objective to be the most loved and preferred partner.

Our Operations

Our operations teams in Customer Service and Delivery have the greatest passion to empower every food moment of our consumers, corporate customers as well as our partners.

Customer Service

The vast majority of orders placed through our platforms are prepared by our partners and arrive at consumers flawlessly. In a very small percentage of cases, there is a need for a consumer or a partner to reach out for help. In those cases, our Customer Services team helps out. The aim of the team is to resolve any issue that may arise to a consumer or a partner in a fast and hassle-free way.

How we deliver these solutions is changing fast; and we have a vision in which simple, high-volume queries are handled primarily through globally consistent digital self-serve tools with advisors on hand for the complex things that need the human touch. During 2021 we have progressed this vision in five key ways.

First, we have used our new global buying power to sign advantageous deals with key vendors across most of our markets. This provides unit cost benefits and improved consistency of execution We aim to further leverage this strength in 2022.

Second, we have significantly upgraded our senior management layer and aligned organisational designs across legacy Just Eat and Takeaway.com markets, to improve best-practice sharing and speed up delivery of initiatives.

Third, we have started to consolidate our model by insourcing customer services in legacy Just Eat markets, which have historically been provided by third party companies. We have leased new buildings in the United Kingdom, Italy, Spain, Ireland and Australia and employed around 1,200 new colleagues in 2021, with more expected to follow in 2022.

Fourth, we have been working closely with our Product & Technology teams to build more self-service and automation capabilities into our operations, improving the percentage of interactions that are resolved without human interaction significantly during the year, and in the United Kingdom in particular. Our aim is to deploy these and other tools into all other markets in 2022 until the majority of “simple” work can be resolved without an advisor, leaving our high-quality insourced teams to deal with the more complex or urgent matters.

Finally, we have been working on aligning the various processes and policies throughout Just Eat Takeaway.com. We now have a global blueprint and we expect to create a more consistent operating model across all markets next year, which aims to improve efficiency and speed of execution.

Delivery

We continue to improve logistical efficiency and expand our Delivery footprint to build an even broader restaurant and convenience food selection and accelerate order growth through positive network effects.

Delivery is key to our business

Our Delivery business fuels the positive impact of network effects of our marketplace and drives continued growth in Active Consumers, Orders and GTV. By providing delivery services to partners that do not have their own delivery capabilities or want to augment their delivery capabilities or range, Just Eat Takeaway.com increases the addressable population of partners. This also allows consumers to enjoy a broader selection of cuisines, including popular branded restaurants such as Burger King and KFC. These additions enhance the ability to acquire new consumers and encourage existing consumers to order more frequently.

Deploying the appropriate model

Just Eat Takeaway.com offers partners the choice to deliver the food themselves or to use our couriers to deliver orders, using the available Just Eat Takeaway.com courier model for the area – either our employed couriers, the independent contractors courier model or third party provided couriers.

Our ability to choose between operating models across our markets allows us to select the optimal delivery model for each market, ensuring we adhere to local laws and provide the best logistical solution for the specific market’s requirements. These capabilities allowed us to quickly pivot in for example Italy, where local legislation required a shift to an employed model, which we were able to complete within months. This way, Just Eat Takeaway.com became the first delivery business to employ couriers in Italy providing them a fair wage and guaranteed basic rights such as medical checks, extensive training, parental leave, annual leave, as well as reimbursement for couriers using their own vehicles.

Our employed model, generally used in continental Europe, Israel, and partly in the UK, provides couriers with valuable benefits, such as training, holiday pay and sick leave. Equipped with branded merchandise, our couriers aid TOMA and help with new consumer acquisition.

Our independent contractor courier model is quickly scalable and provides couriers with flexibility on how and when they want to work. This model is currently operating in Australia, Canada, Ireland, New Zealand, Slovakia, United Kingdom, and the United States.

In addition to our proprietary delivery models, some markets also use third-party delivery providers, where couriers can be employed or independently contracted, adding scalability to our logistics footprint.

In Australia, we started a pilot in 2021 that allows independent contractors and employed couriers to operate on the same network. This gives couriers the best experience by being able to choose how they engage with our network; maintaining the flexibility of an independent contractor or the security of being an employee.

We have grown into one of the world’s largest delivery networks

Our multi-model approach has enabled Just Eat Takeaway.com to further expand its delivery network, with strong growth in both order volume and footprint. In 2021, we delivered over 474 million orders, totaling €12.6 billion delivery GTV, which amounts to 69% delivery order growth year-on-year. We have achieved this by deploying over 500 thousand couriers in 23 countries.

The continued roll-out of our employed model in the United Kingdom has resulted in increased brand-awareness and supported our ability to add national chains to our platform, further accelerating order growth by broadening our restaurant selection.

We continue to improve our health and safety proposition

Just Eat Takeaway.com is committed to providing a safe environment for its employees, visitors and contractors. In 2021, we implemented a health & safety organisation that rolled-out a fire safety policy across our hubs in Europe. The instalment of state-of-the-art fire containment cabinets for battery storage, the availability of helmets and other personal protective equipment to all our employed couriers, an improved incident management programme and better-quality control of our vehicle-fleet are all examples of our commitment to safety.

Together with our actions on safety and the expansion of our delivery footprint, our focus has shifted to include the optimisation of our operational framework to support our path to profitability in Delivery. Leveraging technological strengths from different models, nurturing cities towards maturity in order density, and reducing waste in the delivery process of couriers and our partners will ensure Delivery will continue to add value as a pillar for Just Eat Takeaway.com in the future.

Convenience Groceries

We see a big opportunity in convenience grocery

We are well positioned to roll out our convenience grocery proposition due to our existing Delivery network. By leveraging this network, we can quickly scale convenience grocery operations and capitalise on the convenience opportunity quicker than new entrants without established networks. In 2021 we  set up a dedicated team to acquire convenience grocery partners such as traditional grocers, convenience stores, bakeries and other specialists.

For Just Eat Takeaway.com it is important to help our partners in the right way and deploy the appropriate model for each market through owned fulfillment centres and partner models with last mile logistics. In 2021, we made good progress on the partner model, supporting 13,000 stores globally. We also launched several Skip Express Lane fulfilment centres in Canada and trialed a store in New York.

Our carbon footprint

We worked with our external specialist partner* to understand and calculate our full impact, using 2020 as our baseline year. Our direct emissions (GHG scopes 1 and 2, including Slovakia and the United States) were 3,718 and 2,197 tonnes of CO2e respectively, comprising emissions from our facilities and travel from our corporate car fleet. Our indirect emissions (GHG scope 3), comprising goods, business travel and delivery, were 366,232 tonnes of CO2e. Looking at all our emissions, including our supply chain**, our footprint was 372,147 tonnes of carbon equivalent***, comprising:

Note:

* External specialist 3Keel supported with the carbon footprint calculation
** Scopes 1-3 as defined by the Greenhouse Gas Protocol

*** It excludes emissions resulting from iFood

The vast majority of our footprint consists of emissions coming from our partner network and wider value chain – more than 10x our own emissions. That is 372,147 tonnes of carbon equivalent for Just Eat Takeaway.com’s emissions versus an estimated 3.8m tonnes for our wider marketplace.

Our target of Net Zero by 2030, set in October 2021, covers our scope 1 and 2 emissions which are the metrics we use to assess our climate-related risks and opportunities. Given the target has recently been set, we are unable to report progress made against this target in this report. We will continue to work on identifying opportunities to reduce our scope 3 emissions and how we could set a credible and achievable target. Our focus has been on addressing GHG emissions from our direct operations, because it is more complex setting a target for our wider value chain that depends on the activities of our partners and the environmental impact decisions that they take.

Seasonality

Orders are subject to seasonal fluctuations on a weekly, monthly and annual basis, with ordering activity typically greater in the first and fourth quarters of each financial year when consumers are more likely to order food for delivery because of unfavourable weather conditions and shorter daylight hours in the Northern hemisphere. Furthermore, Just Eat Takeaway.com believes that the Covid-19 pandemic had a more significant impact on consumer behaviour and ordering patterns than the impact of seasonality on its business in 2020 and 2021, as factors that impact seasonal increases in ordering, including less in-restaurant dining and less time spent outside the home, occurred at non-typical points throughout the periods.

Other factors which may impact ordinary activity in a given period include the number of weekends and holidays throughout the period as well as the schedule of major sporting and other cultural events, particularly should Just Eat Takeaway.com be a sponsor of such an event.

Intellectual Property

Just Eat Takeaway.com owns a comprehensive portfolio of trademarks and domain names to protect its brands and intellectual property through a combination of trademarks, trade dress, domain name registrations, copyrights, trade secrets and patents applications, in all markets in which it operates. As of 31 December 2021, Just Eat Takeaway.com had more than 360 trademarks registered worldwide, including JustEatTakeaway.com, Just-eat.co.uk for the United Kingdom, Thuisbezorgd.nl for the Netherlands, Lieferando.de for Germany and Austria, Grubhub and Seamless for the US, Food Tracker® (the IT system that allows partners to continuously update consumers on the status of their order in all stages (from the receipt and confirmation of an order, through the preparation of the meal, until the order’s transportation and delivery) and various trademarks related to “house” logos used by Just Eat Takeaway.com’s brands and businesses globally. Just Eat Takeaway.com may pursue additional trademark registrations in the future to the extent this is beneficial to its operations. Just Eat Takeaway.com employs third parties to manage its trademark portfolio. Furthermore, Just Eat Takeaway.com has obtained domain names specific to the various markets in which it operates, as the domain name serves as Just Eat Takeaway.com’s brand in that market. In addition to its most important domain names, Just Eat Takeaway.com owns domain names that can be employed for websites of participating partners and domain names containing specific word combinations relating to the ordering of food.

Just Eat Takeaway.com has also filed nine other trademark applications that are currently pending in the United States. Just Eat Takeaway.com may pursue additional trademark registrations to the extent management believes it will be beneficial and cost-effective. As of 31 January 2022, Just Eat Takeaway.com had 39 patents issued in the United States, two of which are scheduled to expire in 2022, one of which is scheduled to expire in 2029, one of which is scheduled to expire in 2030, five of which are scheduled to expire in 2032, eight of which are scheduled to expire in 2033, seven of which are scheduled to expire in 2034, four of which are scheduled to expire in 2035, two of which are scheduled to expire in 2036, four of which are scheduled to expire in 2037, four of which are scheduled to expire in 2038, and one of which is scheduled to expire in 2039 . Just Eat Takeaway.com also had 11 patent applications pending in the United States as of 31 December 2021, which seek to cover proprietary inventions relevant to Just Eat Takeaway.com 's products and services. Just Eat Takeaway.com may pursue additional patent protection to the extent management believes it will be beneficial and cost effective

Just Eat Takeaway.com enters into confidentiality agreements with its employees, consultants, contractors and business partners who are given access to confidential information. Further, employees and certain contractors who contribute to the development of material intellectual property on Just Eat Takeaway.com’s behalf are also subject to invention assignment and/or licence agreements, as appropriate. Just Eat Takeaway.com further controls the use of its proprietary technology and intellectual property by engaging trademark watch services, fraud watch services as well as through its general websites and product-specific terms of use and policies.

Just Eat Takeaway.com does not depend on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

Market and Industry Information

References to market share and position are Just Eat Takeaway.com's estimates based on the latest available data from a number of internal and external sources. Sources used by Just Eat Takeaway.com include: data and web traffic monitoring (Google Trends from Google Inc and Total web and mobile  visits from Similarweb), app download and use data (App Annie), credit card use data (Cardlytics) and email receipt analysis (Fox Intelligence), and  inhabitant numbers (Michael Bauer Research GmbH).  While we believe that the publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

Regulatory

Payment Services

All Online payments for food in Austria, Belgium, Germany, Poland, Portugal, Luxembourg and the Netherlands are facilitated by Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of the Company. Takeaway.com Payments B.V. collects the full GTV with respect to all Orders paid for through Online Payments on behalf of partners (which are held in the name of a third-party fund foundation (Stichting Derdengelden Takeaway.com)) and, once a week, pays each partner the aggregate amounts of order revenue placed and paid for online minus the commission and refunds to consumers due to Just Eat Takeaway.com. The Online Payments process facilitated by Takeaway.com Payments B.V. allows consumers to choose from several payment methods when checking out their Order (such as payment by credit card or through Apple Pay or PayPal). Depending on the payment method selected, different parties will be involved in the processing of the payment. This activity qualifies in the Netherlands as the "execution of payment transactions," which is a payment service in accordance with Annex I of PSD II. Payment services are services that are regulated under PSD II, which has been implemented in the Netherlands in the FMSA. Consequently, Takeaway.com Payments B.V. has obtained a licence as a payment institution from the DNB, which licence it has passported to be able to offer payment services in the countries in which Takeaway.com Payments B.V. facilitates payments. Takeaway.com Payments B.V., as a licenced payment institution, is supervised by DNB and is required to comply with rules applicable to payment institutions. Pursuant to one of these rules, each person is required to obtain a declaration of no objection from DNB before it can hold, acquire or increase a qualifying holding in a payment institution, or exercise any voting power in connection with such holding. A direct or indirect participation in a payment institution is a qualifying holding when it represents 10% or more of the shares and/or voting rights in the payment institution. This means that acquiring a holding of 10% or more of the shares and/or voting rights in the Company requires a declaration of no objection from DNB. In addition, obtaining rights to appoint the majority of the managing board or other means of providing significant influence over the management of the payment institution also falls within the scope of a "qualifying holding." Changes to a qualifying holding that result in exceeding below-mentioned thresholds also require a declaration of no objection from DNB. In addition, Takeaway.com Payments B.V. must as soon as possible notify DNB if a shareholder's qualifying holding in Takeaway.com Payments B.V. exceeds 20%, 30% or 50%, or falls below 10%, 20%, 30% or 50%.

In all other EEA markets in which Just Eat Takeaway.com operates, other than France, Just Eat Takeaway.com relies on the commercial agent exemption under PSD II. In the UK, Just Eat Takeaway.com relies on the commercial agents exemption under the Payment Services Regulations 2017 (SI 2017/752), which is based on PSD II.

In France, Just Eat Takeaway.com relies on the limited network exemption under the PSD II, Eat On Line SAS, a French incorporated 100% subsidiary of the Company was granted a licence exemption from the French Prudential Supervision and Resolution Authority. To ensure Eat On Line SAS may keep relying on the licence exemption it needs to provide the French Prudential Supervision and Resolution Authority with an annual report evidencing it meets certain requirements related to security conditions for the means of payment and consumer protection arrangements.

Just Eat Takeaway.com is obliged to comply with the Payment Card Industry Data Security Standards as it has entered into contracts with credit card merchant acquirers. The Payment Card Industry Data Security Standards were created to help businesses process card payments securely and reduce card fraud through enforcing tight controls surrounding the storage, transmission and processing of cardholder data that businesses handle.

Privacy and Data Protection

Just Eat Takeaway.com processes personal data as part of its business. Consumers provide Just Eat Takeaway.com with personal information, such as their name, address, email address and telephone number, in order for their order to be processed. Because Just Eat Takeaway.com processes personal data of EU data subjects, Just Eat Takeaway.com is subject to the GDPR and is regulated by the Dutch Autoriteit Persoonsgegevens. The GDPR contains, among other things, high accountability standards for Just Eat Takeaway.com, strict requirements to provide information notices to individuals, data protection impact assessments when data processing is likely to result in a high risk to the rights and freedoms of natural persons, rules on international data transfers, outsourcing, and maintaining an internal register and mandatory notification of data security breaches. Just Eat Takeaway.com is also subject to any national laws implementing the GDPR and to any national data protection and privacy laws applicable in non-EU member states, such as the Australian Privacy Act 1988, New Zealand's Privacy Act 2020, Israelian’s Protection of Privacy Law, 5741-1981, and the Swiss Federal Data Protection Act 1992. In the UK specifically, the GDPR was onshored into UK law on 31 December 2020 by the EUWA, subject to certain changes to ensure that the onshored legislation operates effectively in the UK, including the changes made by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419), as amended (the "DP Brexit Regulations") (the "UK GDPR"). The DP Brexit Regulations also amended the Data Protection Act 2018, which deals with certain data processing issues not covered by the UK GDPR and seeks to ensure the alignment of the UK and EU data protection regimes post-Brexit. The European Commission has adopted two adequacy decisions for the UK, one under the GDPR (Commission Implementing Decision of 28 June 2021 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council) and one under the Data Protection Directive with Respect to Law Enforcement (Directive (EU) 2016/680) (Commission Implementing Decision of 28 June 2021 pursuant to Directive (EU) 2016/680 of the European Parliament and of the Council on the Adequate Protection of Personal Data by the United Kingdom) The Information Commissioner's Office is the competent authority for enforcement of the Data Protection Act 2018 and the UK GDPR, among other regulations, in the UK. Canada provides federal and provincial privacy laws regarding privacy protection. Pursuant to Canadian federal law, the Canadian business is subject to the Personal Information Protection and Electronic Documents Act, regulated by the Privacy Commissioner of Canada. Provincial laws include the Personal Information Protection Act, regulated by the Privacy Commissioner of Alberta, the Act Respecting the Protection of Personal Information in the Private Sector and an Act to modernise legislative provisions as regards the protection of personal information 2021, regulated by Commission d'accès à l'information du Québec (Quebec) and the Personal Information Protection Act, regulated by the Information and Privacy Commissioner for British Columbia. In the United States the discussions for a federal privacy law are monitored as these conversations still have to result in a consolidated and comprehensive framework. However there are several federal regulations as well as US state specific laws which provide rules for the protection of privacy, such as the California Consumer Privacy Act (‘CCPA’), the California Privacy Rights Act of 2020 ('CPRA'), the Colorado Privacy Act (‘CPA’) and the Virginia Consumer Data Protection Act. Although CPRA and CDPA (CPA will take effect on 1 July 2023) will not become operative until 1 January 2023 we take the regulation into consideration and have started activities to timely integrate these new regulations into our privacy and data protection policies.

Just Eat Takeaway.com is also subject to Directive 2002/58/EC as amended by Directive 2009/136/EC (the "ePrivacy Directive") in the EU countries in which it operates, which has been implemented by national implementing laws by EU member states (and the UK, prior to Brexit). The ePrivacy Directive regulates online targeting of consumers, processing of traffic and location data, and unsolicited commercial communications. Just Eat Takeaway.com aims for a uniform approach with regard to privacy and data protection across all European markets with room for exceptions if local laws require so and to the extent allowed for by the EU GDPR. Just Eat Takeaway.com has written internal data protection policies, to organise its privacy and data protection compliance. For its activities, Just Eat Takeaway.com processes personal data, for which it must observe the applicable data protection and privacy laws, including, if applicable, the rules of the GDPR. Also, with regard to marketing, Just Eat Takeaway.com aims for a harmonised approach. Just Eat Takeaway.com sends out digital newsletters based on postal code to consumers who have opted in for this service. To the extent permissible, Just Eat Takeaway.com retargets consumers after visiting its platform, and tracks consumers cross-platform based on, for example, email addresses. Just Eat Takeaway.com makes use of display advertising by targeting potential consumers in certain categories. Just Eat Takeaway.com makes use of the data of third party platforms (such as Google or Facebook) and uses its own data for such targeting. Just Eat Takeaway.com believes that such retargeting, tracking and display advertising is in compliance with the applicable data protection and privacy laws and the ePrivacy Directive. Just Eat Takeaway.com does not purchase data from third parties, nor does it sell or plan to sell data to third parties. Pursuant to the applicable data protection and privacy law, Just Eat Takeaway.com ensures that consumers and any other natural persons whose rights are governed by the applicable data protection and privacy law can exercise their right of access, right to object and right to rectify any inaccuracies in their personal data, as well as the right to data portability, the right to restrict processing (as long as these are possible due to legal obligations), the right to file a complaint with the competent data protection authority and the right to be forgotten.

Cyber Security

On 17 October 2018, the Dutch Parliament adopted the Security of Network and Information Systems Act (Wet beveiliging netwerk- en informatiesystemen, the "Wbni"). The Wbni implements Directive (EU) 2016/1148 (the EU Network and Information Security Directive). The Wbni requires the mandatory notification of serious security breaches in the key information communication and technology systems, provides rules on processing of personal data related to cyber security incidents and contains cyber security compliance requirements, such as baseline security requirements. The Wbni entered into force as of 9 November 2018 and applies to Just Eat Takeaway.com in its capacity as an online marketplace operating in the Netherlands. The Radiocommunications Agency Netherlands (Agentschap Telecom) is responsible for enforcing the Wbni in the Netherlands in respect of digital infrastructure.

It follows from the FMSA that Takeaway.com Payments B.V. as a payment institution supervised by DNB must have adequate procedures and measures in place to manage IT and security risks. On 29 November 2019, EBA published the EBA Guidelines on ICT and security risk management (EBA/GL/2019/04). DNB and Takeaway.com Payments B.V. must make every effort to comply with these EBA Guidelines as of 20 June 2020. The EBA Guidelines on ICT and security risk management specify the risk management measures that payment institutions must take to manage the operational and security risks relating to the payment services they provide. The guidelines include requirements for information security, including cybersecurity, to the extent that the information is held on ICT systems. Because Takeaway.com Payments B.V has internally outsourced all its IT operations activities to entities within Just Eat Takeaway.com, these entities are contractually obliged to comply with the EBA Guidelines on ICT and security risk management.

It follows from the FMSA that Takeaway.com Payments B.V. must notify DNB in case of an (major) incident. On 10 June 2021 EBA published the Revised Guidelines on major incident reporting under PSD II. DNB and Takeaway.com Payments B.V. must make every effort to comply with these EBA Guidelines as of 1 January 2022. The Revised Guidelines on major incident reporting under PSD II define a major operational or security incident as a singular event or a series of linked events unplanned by the payment service provider which has or will likely have an adverse impact on the integrity, availability, confidentiality and/or authenticity of payment-related services. Because Takeaway.com Payments B.V. has internally outsourced all its IT operations activities, there is a process in place that ensures that Just Eat Takeaway.com is able to notify DNB in case of a major incident on behalf of Takeaway.com Payments B.V.

Food Information Regulation

Regulation (EU) 1169/2011 on the provision of food information to consumers (the "EU Food Information Regulation") and the EU Food Information Regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK Food Information Regulation") contain general principles, requirements and responsibilities in respect of the provision of food information to consumers. Pursuant to the EU Food Information Regulation and the UK Food Information Regulation, a "food business operator" – under whose name or business name food is marketed – is responsible for the food information associated with it. A "food business operator" is the natural or legal person responsible for ensuring that the requirements of food law are met within the food business under their control. It is currently unclear under the EU Food Information Regulation and/or the UK Food Information Regulation how many entities within Just Eat Takeaway.com are or will be required to register as a food business operator responsible for food information. It is also unclear, if any entity in Just Eat Takeaway.com were to be required to register as a food business operator, what specific obligations would apply to it as it would not be involved in the manufacture or packaging of food. It is possible that responsibility for providing correct food information lies exclusively with the partners that source the food. In any event, Just Eat Takeaway.com has to rely on the partner to provide correct and up-to-date food information. Even if Just Eat Takeaway.com is not responsible for food information under the EU Food Information Regulation or the UK Food Information Regulation, it may still be subject to an obligation to refrain from supplying food in cases where it is, or should be, aware of non-compliance with the applicable food information law and requirements of relevant national provisions. Finally, providing incorrect food information may, depending on the circumstances, qualify as an unfair commercial practice. The competent authority for enforcement of the EU Food Information Regulation in the Netherlands is the Netherlands Food and Consumer Product Authority (Nederlandse Voedsel- en Warenautoriteit). In Germany, some case law indicates that an online food delivery platform, such as Just Eat Takeaway.com's, qualifies as a food business operator for the purpose of the EU Food Information Regulation. Just Eat Takeaway.com has therefore been establishing a system that automatically identifies and presents to consumers in Germany the ingredients of the meals offered on its platform, as required by the EU Food Information Regulation. When food information is supplied by platform partners, the automatically generated information is superseded by the information provided by such partner. While Just Eat Takeaway.com believes that the results of the system are satisfactory, the system is not flawless, and there remains a chance that incorrect food information may be published. Just Eat Takeaway.com is therefore regularly contacting all German partners for the latest food information and manually correcting ingredients. In Germany and all other countries in which food information is automatically generated Just Eat Takeaway.com has implemented a sign-off functionality for partners to allow them to validate the generated information.

In the US, Just Eat Takeaway.com is not subject to FDA Food Facility Registration, as Grubhub does not manufacture, process, pack or hold food. There are no local requirements imposed by FDA District Offices or state regulatory agencies that restrict or regulate the operation of Grubhub in the US. Our US business does not manufacture or label any foods and so is not subject to control under either the Federal Food, Drug, and Cosmetic Act or the Fair Packaging and Labeling Act. Just Eat Takeaway.com is aware of the FDA’s New Era of Smarter Food Safety Blueprint and how it applies to e-commerce in the US. Just Eat Takeaway.com’s US business has engaged with the regulator to ensure that compliance is centered around the four core elements, (1) Tech-enabled Traceability; (2) Smarter Tools and Approaches for Prevention and Outbreak Response; (3) New Business Models; (4) Retail Modernization Food Safety Culture.

"Gig Economy" Regulation

Government regulation of the "gig economy" (a labour market characterised by the prevalence of short-term missions or freelance work as opposed to permanent jobs), which may be applicable to Just Eat Takeaway.com in certain markets, has evolved considerably over the past few years and continues to do so. Just Eat Takeaway.com, in certain of its markets (the UK, the United States, Canada, Ireland, New Zealand, Slovakia and Australia), has adopted an independent contractor model where it engages independent contractors directly as delivery couriers. Due to uncertainties in the interpretation of regulation in this area, as well as constant legislative evolution, including on a European Union level, the online food delivery industry has been subject to scrutiny over the classification of couriers.

Fee caps

In both the US and Canada, various states, provinces and local governments imposed mandatory fee caps on online food delivery marketplaces that have, and could continue to, negatively impact on Just Eat Takaway.com's financial results.

C. ORGANISATIONAL STRUCTURE

In 2021, the Company was the ultimate parent company of Just Eat Takeaway.com. A list of subsidiaries, associates, joint ventures and business units is included in Note 31 ("List of subsidiaries, joint ventures and associates") of the financial statements, which form part of this annual report.

D. PROPERTY, PLANTS AND EQUIPMENT

The following table provides an overview of Just Eat Takeaway.com’s material leased office spaces as of 31 December 2021. Just Eat Takeaway.com Group does not own material properties.

Location	Size	Owned / leased
Amsterdam, the Netherlands	18,416m2	Leased
Enschede, the Netherlands	7,614m2	Leased
Berlin, Germany	18,445m2	Leased
Berlin, Germany	3,302m2	Leased and subleased
Tel Aviv Midtown, Israel	2,055m2	Leased
Tel Aviv Azrieli Town, Israel	4,390m2	Leased
Wroclaw, Poland	3,176m2	Leased
Brussels, Belgium	6,848m2	Leased
Sofia, Bulgaria	1,332m2	Leased
Varna, Bulgaria	120m2	Leased
Bucharest, Romania	1,578m2	Leased
London, UK	5,155m2	Leased
Borehamwood, UK	2,092m2	Leased
Bristol, UK	1,672m2	Leased
Sunderland, UK	21,000m2	Leased
Tel Aviv, Israel Practi	554m2	Leased
Dublin, Ireland	2,750m2	Leased
Zurich, Switzerland	1,200m2	Leased
Paris, France	2,641m2	Leased
Milan, Italy	7,188m2	Leased
Madrid, Spain	9,332m2	Leased
Calgary, Canada	587m2	Leased
London, Canada	302m2	Leased
Toronto, Canada	947m2	Leased
Winnipeg, Canada	9,179m2	Leased
Saskatoon, Canada	545m2	Leased
Sydney, Australia	5,074m2	Leased
Macquarie Park, Australia	5,491m2	Leased
Melbourne, Australia	56m2	Leased
Auckland, New Zealand	177m2	Leased
Copenhagen, Denmark	1,225m2	Leased
Aarhus, Denmark	190m2	Leased
Oslo, Norway	181m2	Leased
Bratislava, Slovakia	60m2	Leased
Zilina, Slovakia	643m2	Leased
Tel Aviv, Israel	1,155m2	Leased
Irving, CA, USA	307m2	Leased
Brooklyn, NY, USA	279m2	Leased
Laguna Hills, CA, USA	591m2	Leased - Subleased
Boston, MA, USA	2,569m2	Leased
San Diego, CA, USA	301m2	Leased - Subleased
Denver, CO, USA	1,009m2	Leased
Austin, TX, USA	1,713m2	Leased
Chicago, IL, USA	1,5243m2	Leased
Philadelphia, PA, USA	1,228m2	Leased
New York, NY, USA	7,545m2	Leased
Boston, MA, USA	6,957m2	Leased

Properties that are 'leased and subleased' are leased by Just Eat Takeaway.com and subleased by Just Eat Takeaway.com to third parties.

Just Eat Takeaway.com relies on several commercial devices to connect partners to its platforms. These devices provide the interface for partners to receive, fulfil or reject orders. For more information on these devices refer to Note 14 "Property and Equipment" of the financial statements, which form part of this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The discussion in this section contains forward-looking statements that reflect Just Eat Takeaway.com’s plans, estimates and beliefs and involve risks and uncertainties. Just Eat Takeaway.com’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in the annual report on Form 20-F, particularly in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements”.

Overview

Just Eat Takeaway.com generates revenue primarily through the orders placed on its platforms. This revenue is derived principally from commissions charged to partners based on a percentage of the food value of a particular order. It also comes, to a lesser extent, from consumer delivery fees charged for delivery services provided by Just Eat Takeaway.com to partners that do not deliver themselves (“Delivery”), payment service fees charged for processing online payments and other revenue streams such as partner promoted placement, subscription, and merchandise revenue.

Just Eat Takeaway.com believes that Just Eat Takeaway.com benefits from powerful network effects, which enhances the value of its platforms for both consumers and partners, and as such, positively impacts its performance. An increase in the number of Active Consumers on the platform drives the number of Orders, as (i) new consumers bring new Orders to the platform and (ii) Just Eat Takeaway.com’s experience suggests that the Average Monthly Order Frequency generally increases over time. More Orders result in more Gross Transaction Value being generated over Just Eat Takeaway.com’s platforms, which in turn attracts more partners seeking to benefit from the enhanced business opportunity. Partners supply growth is also a function of Just Eat Takeaway.com’s investment in its sales teams, which improves Just Eat Takeaway.com’s capacity to acquire new partners, and ability to offer Delivery to those partners that do not deliver themselves. The growing number of partners on its platforms enhances and diversifies the offering, in turn attracting more consumers. The data gathered from Orders placed on the platform further enable Just Eat Takeaway.com to enhance its offering to partners and consumers. The data also enable greater personalisation and targeted consumer relation management to consumers to optimise Average Monthly Order Frequency, and opportunities for partners to acquire Orders, for example through targeted promotion to Just Eat Takeaway.com’s consumers.

The self-reinforcing nature of these network effects not only helps Just Eat Takeaway.com to grow its GTV but also to sustain its position and to improve its ability to produce positive Adjusted EBITDA within segments where it is able to attain clear leadership based. As an increasing number of Orders are generated by a predictable base of existing consumers and considering relatively stable platform costs, a clear leader can achieve operational leverage, typically including lower marketing costs per Order (calculated as marketing expenditures divided by number of Orders), and therefore higher operating margins than competitors with lower GTV.

Just Eat Takeaway.com has invested in establishing and expanding its delivery services, enhancing the network effects through combining its marketplace with a targeted roll-out of Delivery to create hybrid marketplaces. This strategy recognises Just Eat Takeaway.com’s belief that the sustainable model in online food delivery will be the one which gives consumers the broadest choice and the best experience. Having established market-leading positions in terms of GTV in its largest markets, Just Eat Takeaway.com is successfully building a meaningful and highly complementary Delivery offering for those partners – including global branded chains – that do not have their own delivery capability. This has driven the creation of a hybrid marketplace model that Just Eat Takeaway.com believes is well placed to retain, enhance, or gain leading positions.

While initiatives such as investing in marketing and expanding the delivery offering, depending on their nature and timing, impact Just Eat Takeaway.com’s costs and financial results, Just Eat Takeaway.com considers it important to continue to invest to drive the significant long-term value creation opportunity and believes that these strategic initiatives will capitalise on the strengths of its hybrid marketplace and will serve to: (a) further develop or grow its market positions; (b) offer consumers the broadest choice across meal occasions thereby enhancing Just Eat Takeaway.com’s consumer growth and retention, Average Monthly Order Frequency and delivery economics at scale; and (c) drive long-term revenue growth and profit.

During 2021, we built on the strong momentum generated in 2020, maintaining strong organic order growth and completing the combination with Grubhub. We observed strong consumer acquisition trends and online share gains from our investments in marketing and our Delivery offering (partner selection and providing competitive value proposition to our consumers).

On a combined basis, we processed 1.1 billion Orders in 2021, an increase of 270 million compared with 2020. In 2021, we generated €28.2 billion in GTV, which is 31% higher compared with 2020 on a combined basis. Our revenue increased to €5.3 billion in 2021, representing a growth rate of 33% compared to 2020, thereby in line with Order growth and slightly above GTV growth. This higher growth rate was primarily driven by an increase in Delivery share. Delivery orders have higher commission rates and may also include a consumer delivery fee.

There are three broad areas on which we have focused our investments to strengthen our network effects (i) expanding our partner supply, (ii) investing in our brand, and (iii) investing in our consumer experience and value proposition.

As a result of business acceleration and investments in our long-term growth strategy, we delivered Adjusted EBITDA of minus €331 million in 2021 compared to €198 million in 2020.

Below we explain how the developments in our key performance indicators contributed to our results in 2021.

Key Performance Indicators

Our KPIs, which are used to analyse Just Eat Takeaway.com’s business and financial performance and help develop long-term strategic plans, all indicated strong performance during 2021. Our core operational KPIs being Partners, Active Consumers, Returning Active Consumers as % of Active Consumers, Average Monthly Orders Frequency, Orders, Gross Transaction Value and Average Transaction Value are summarised below.

Partners

Partners are the total number of restaurants, grocery stores and other offerings listed on the Just Eat Takeaway.com platforms as at a particular date. This year we have renamed this KPI from ‘restaurants’ to ‘partners’ to reflect the increased diversity of the food businesses listed on our platforms. We believe the total number of partners is a useful measure for our stakeholders because growth in the number of partners enhances and diversifies the offering to consumers, in turn attracting more consumers, promoting network effects and positively impacting performance. Our management uses the total number of partners listed on Just Eat Takeaway.com’s platforms to evaluate market position and penetration, and to assess the value proposition to consumers. For that reason, we continuously invest in the acquisition of new partners in all our markets. In order to expand the addressable offering, we provide delivery services to partners that do not have their own delivery service, thereby further increasing the offering and cuisine diversity to our consumers. We aim to distinguish ourselves by having the largest possible partner offering in each of our markets.

	As at 31 December
	On a Combined basis
Partners (in thousands)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
North America	371	299	176	24%	69%
Northern Europe	77	65	49	20%	32%
UK & Ireland	64	53	39	21%	37%
Southern Europe & ANZ	121	89	62	36%	43%
Total Partners	634	506	327	25%	55%

In 2021, we continued to build on the strong growth of 2020, adding an additional 129 thousand partners. Additional investments in the sales department over the last two years have been a large contributing factor to this growth. Many partners also self-register, due to our strong brand presence.

Active Consumers

Active Consumers are unique consumer accounts (identified by a unique email address) from which at least one order has been placed on Just Eat Takeaway.com’s platforms in the last 12 months. We believe the Active Consumers metric is a useful measure for our stakeholders because it indicates Just Eat Takeaway.com’s market position and level of penetration in a particular market and allows an assessment of the level of engagement with Just Eat Takeaway.com’s platforms. Just Eat Takeaway.com’s management uses Active Consumers, as a key revenue driver, to evaluate operating performance and as a valuable measure of the size of its engaged base of consumers.

In 2021, we continued to grow our base of Active Consumers through new consumer acquisition. The growth reflected the strength of our local brands in our markets, which is driven by our strong value proposition to consumers, our product, as well as our marketing efforts. Despite the significant growth in our Active Consumer base, our penetration remains low, demonstrating significant market headroom and a great deal of growth potential.

Active Consumer growth has increased in all segments except for North America. In 2020, due to the Covid-19 pandemic, the Active Consumer growth in North America was the largest within Just Eat Takeaway.com at 35% which creates a tailwind with 2021 year over year growth.

	As at 31 December
	On a Combined basis
Active Consumers (in millions)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
North America	37	37	27	-1%	35%
Northern Europe	31	26	20	20%	25%
UK & Ireland	19	17	14	16%	20%
Southern Europe & ANZ	13	12	9	8%	26%
Total Active Consumers	99	91	71	9%	28%

Returning Active Consumers as % of Active Consumers

Returning Active Consumers are consumers who order more than once in a twelve-month period. In 2021 we added over 7 million Returning Active Consumers across our markets, from 60 million in 2020 to 67 million in 2021. We believe the Returning Active Consumers as % of Active Consumers metric is a useful measure for our stakeholders and management because it indicates Just Eat Takeaway.com’s customer retention and assessment of the level of re-engagement with Just Eat Takeaway.com’s platforms. Just Eat Takeaway.com’s management uses Returning Active Consumers as % of Active Consumers, as a key consumer measure, to evaluate operating performance and as a valuable measure of the size of its returning base of consumers.

The Returning Active Consumers as a percentage of Active Consumers improved across all segments on year over year bases and for total Just Eat Takeaway.com increased by two percentage points to 67.4% in 2021 from 65.5% in 2020, reflecting improved loyalty in our consumer base. This increasing trend shows our investments are leading to sustainable growth.

	As at 31 December
	On a Combined basis
Returning Active Consumers as % of Active Consumers (%)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
Total Returning Active Consumers as % of Active Consumers	67.4%	65.5%	63.3%	1.9p.p	2.2p.p

Average Monthly Order Frequency

Average Monthly Order Frequency is calculated as monthly orders divided by the number of consumers who have placed at least one order in that month, based on a twelve-month average for the respective period. We believe that this metric increases comparability with industry peers and is a useful measure for our stakeholders because growth of such orders reflects continued user activation and engagement. Using this metric, Just Eat Takeaway.com’s management can assess consumer retention, engagement and implement supply- or demand-based initiatives in response.

The Average Monthly Order Frequency increased by 0.3 to 2.9 times in 2021 from 2.6 times in 2020, which created a multiplier effect on our order figures. This growth in Average Monthly Order Frequency compared with the already high levels in 2020 shows the continued trend of consumers ordering a greater number of their meals online.

	As at 31 December
	On a Combined basis
Average Monthly Order Frequency	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
Total Average Monthly Order Frequency	2.9	2.6	2.4	11%	6%

Orders

This is the number of Orders by consumers that were processed through Just Eat Takeaway.com’s mobile applications and websites. We believe the number of Orders is a useful measure for our stakeholders because revenue from commissions, the primary source of revenue for Just Eat Takeaway.com, is generated from Orders. Management uses Orders to assess performance across all segments and periods.

Just Eat Takeaway.com processed 1.1 billion Orders in 2021, representing a 33% increase compared with 2020, driven by the increase in our Active Consumer base, the improved percentage of Returning Active Consumers, and the growing Average Monthly Order Frequency. All this was because of our investment in our partner estate, brand recognition, product development and expansion of our logistical network.

	Year ended 31 December
	On a Combined basis
Orders (in millions)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
North America	374	314	228	19%	38%
Northern Europe	296	219	149	35%	47%
UK & Ireland	289	190	142	52%	34%
Southern Europe & ANZ	128	93	74	38%	25%
Total Orders	1,086	816	593	33%	38%

The number of Orders placed and processed through Just Eat Takeaway.com’s platforms has a direct impact on our financial performance. Management believes that the number of Orders which are placed and processed in a particular market is largely driven by network effects and brand awareness and preference among consumers in its markets, as well as a secular trend of food ordering shifting from offline channels to online channels, which is a common feature across all markets. Just Eat Takeaway.com has continued to invest significantly in marketing in the period, which has been designed to enhance brand awareness and preference, to establish and maintain its market-leading positions in its largest markets and thereby enhance network effects.

Gross Transaction Value (GTV)

Gross Transaction Value consists of the value that the consumers have paid on all orders. In 2021 Just Eat Takeaway.com replaced its measure of Gross Merchandise Value (GMV) with GTV. GTV’s largest components are food value, delivery fees and tips, as opposed to GMV which did not include tips and a portion of delivery fees. We believe GTV is a useful measure for stakeholders and management because it represents a transparent and comparable indication of our share of the food delivery industry and increases comparability with industry peers.

Total GTV increased by 31% to €28.2 billion in 2021 from €21.4 billion in 2020. The relative growth of our GTV was lower than our order growth rate because of a growing share of Orders from branded chains as well as a slight reduction in the number of items in each basket, driven by changes in consumer behaviour due to relaxation of Covid-19 restrictions as compared to 2020.

	Year ended 31 December
	On a Combined basis
Gross Transaction Value (€ billions)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
North America	11.5	9.8	6.5	17%	51%
Northern Europe	7.2	5.0	3.1	42%	61%
UK & Ireland	6.6	4.5	3.2	47%	42%
Southern Europe & ANZ	2.8	2.1	1.5	38%	40%
Total GTV	28.2	21.4	14.3	31%	50%

Average Transaction Value (ATV)

Average Transaction Value represents GTV divided by the number of Orders in a particular period. In 2021 Just Eat Takeaway.com replaced its measure of Average Order Value (“AOV”) with ATV, as this was considered to increase comparability with industry peers. ATV's largest components are food value, delivery fees and tips, as opposed to AOV which did not include tips and a portion of delivery fees. We believe Average Transaction Value is a useful measure for our stakeholders and management because it gives insight into structural differences in the value paid by consumers across different segments, which impacts revenue from commissions, the primary source of revenue for Just Eat Takeaway.com.

There are significant variations in the Average Transaction Value across our segments, which is largely a function of country-specific factors. For example, North America’s ATV is 38% higher than that of Southern Europe & ANZ. This is driven by the high level of tips in North America, which is much less significant in Southern Europe & ANZ. Other factors contributing to variations between segments are differences in cost of food, share of branded chains in the order mix and translational foreign exchange differences where the local currency is not Euro.

	Year ended 31 December
	On a Combined basis
Average Transaction Value (in €)	2021	2020	2019	2021 % change	2020 % change
North America	30.76	31.29	28.62	-2%	9%
Northern Europe	24.30	23.03	21.02	5%	10%
UK & Ireland	23.01	23.75	22.43	-3%	6%
Southern Europe & ANZ	22.24	22.20	19.85	0%	12%
Total ATV	25.94	26.28	24.13	-1%	9%

Key Factors Affecting Results of Operations

Growth in Number of Orders and Delivery Share

The number of Orders placed and processed through Just Eat Takeaway.com’s platforms have a direct impact on its financial performance. Just Eat Takeaway.com believes that the number of Orders, which are placed and processed in a particular market, is largely driven by network effects and brand awareness and preference among consumers in its markets, as well as a secular trend of food ordering gradually shifting from offline channels to online channels, which is a common feature across all markets. Just Eat Takeaway.com has continued to invest significantly in marketing in the periods under review, which has been designed to enhance brand awareness and preference, so as to establish and maintain its market-leading positions based on Gross Transaction Value in its largest markets and thereby enhance network effects. Orders are also driven by partners supply, which includes the growth in partners supply from offering delivery services for partners that do not deliver themselves.

Network effects have led to, and have been enhanced by, increases in the numbers of partners and Active Consumers in the periods under review. Just Eat Takeaway.com had approximately 634,000 partners and 99 million Active Consumers as at 31 December 2021 on a combined basis, as compared with approximately 506,000 partners and 90 million Active Consumers as at 31 December 2020. The partner estate increased due to the network effects mentioned above and the investments in sales staff as well as the Delivery option, thereby creating a larger and wider offering for the consumer. Although the growth rate of new consumers naturally varies to some extent, Just Eat Takeaway.com has consistently increased the number of Active Consumers. These comprise consumers who were already ordering from earlier cohorts as well as new consumers, which was strengthened by the increase in Returning Active Consumers in recent years.

In addition, the impact of the number of Orders on the financial performance of Just Eat Takeaway.com is further affected by Delivery Share as Delivery Orders carry a higher commission rate than those delivered by the partners and/or include consumer delivery charges.

The following tables present the number of Orders and Delivery Share for the periods indicated:

	Year ended 31 December
	On a Combined basis
Orders (in millions)	2021	2020	2019

North America	374	314	228
Northern Europe	296	219	149
UK & Ireland	289	190	142
Southern Europe & ANZ	128	93	74
Total Orders	1,086	816	593

	Year ended 31 December
	On a Combined basis
Delivery share (in %)	2021	2020	2019

North America	75%	67%	49%
Northern Europe	10%	8%	5%
UK & Ireland	39%	15%	7%
Southern Europe & ANZ	40%	28%	12%
Total Delivery share	44%	34%	24%

Just Eat Takeaway.com has experienced significant and sustained growth in the number of Orders in each of its largest markets. This reflects significant organic growth in the number of Orders in the periods under review, which Just Eat Takeaway.com attributes largely to Just Eat Takeaway.com’s consumer proposition. To track the growth and stability of its consumer base, Just Eat Takeaway.com monitors the number of Orders generated by consumer cohorts (consumers grouped by the calendar period in which they each first placed an Order with Just Eat Takeaway.com) over time. The increase in the number of Orders in existing markets reflects Just Eat Takeaway.com’s success in adding Orders from new consumers to Orders from existing consumers that have exhibited predictability in terms of Average Monthly Order Frequency.

Development of logistical food delivery services

In recent years, Just Eat Takeaway.com has made substantial investments to its own delivery services and further grown through the Grubhub Acquisition and Just Eat Acquisition generally and in North America in particular, where almost all Orders are Delivery Orders. Just Eat Takeaway.com believes that investing in a hybrid business model, through which it offers its own food delivery services in select cities in tandem with its marketplace model, is the most attractive strategy to continue to grow Just Eat Takeaway.com's business while remaining focused on achieving overall profitability.

On a combined basis Orders where Just Eat Takeaway.com provided Delivery represented 44% and 34% of Just Eat Takeaway.com’s total Orders in the years ended 31 December 2021 and 2020, respectively. The increase in the percentage representing Delivery Orders of Just Eat Takeaway.com’s total Orders is due primarily to growth in the UK, the US, Canada and Australia (which account for 90% of Delivery order growth for Just Eat Takeaway.com) and the continued expansion of Delivery across various markets, including the introduction of our employed courier model in the legacy Just Eat markets. On a combined basis reflecting results as if the Grubhub and Just Eat Acquisition had been completed on 1 January 2019, Just Eat Takeaway.com also experienced an increase in Delivery Orders as a percentage of total Orders in each of segments in the year ended 31 December 2020 as compared to the year ended 31 December 2019. The development of Delivery has helped to broaden Just Eat Takeaway.com’s partners offering in the cities in which it has been established, allowing consumers a greater selection of cuisines from which to choose. Just Eat Takeaway.com also believes that the development of Just Eat Takeaway.com’s Delivery networks has also increased its visibility in larger cities, which contributes to increased brand awareness. In certain continental European markets, Just Eat Takeaway.com considers that the way in which it employs its couriers (all couriers directly employed by Just Eat Takeaway.com are fully insured by it) has helped to establish Just Eat Takeaway.com as a positive example of a marketplace company and has positively impacted brand awareness and preference in such markets.

The development of Delivery in the periods under review has impacted Just Eat Takeaway.com’s order fulfilment costs, which consist of courier costs and order processing costs, between periods, as the Delivery business model structurally results in higher total order fulfilment cost levels, due primarily to the cost of couriers, compared with a marketplace business model. In addition to increasing order fulfilment costs, Just Eat Takeaway.com has added support and management staff, largely to support the growth of Delivery.

Delivery Share (In %)
Delivery share is the % of total orders that Just Eat Takeaway.com provided Delivery for. We believe Delivery Share is a useful measure for stakeholders and management because it represents the broadening of Just Eat Takeaway,com's partner offering in the cities in which it has been established, allowing consumers a greater selection of cuisines from which to choose. Just Eat Takeaway.com also believes that the development of Just Eat Takeaway.com’s Delivery network has increased its visibility in larger cities, which contributes to increased brand awareness.

Delivery share increased to 44% in 2021 from 34% in 2020. The growth of our Delivery Share was a result of investments in our partner offering to consumers, as well as the expansion of our logistical network.

Marketing Expenditure

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, search engine optimisation and affiliate marketing (rewarding third parties for referrals to Just Eat Takeaway.com’s platform) and (ii) brand marketing, such as television and radio campaigns, and outdoor advertising (billboards).

Performance marketing spend generates costs for every Order generated. However, as brand awareness and preference increase as a result of such marketing investments, and particularly when clear leadership has been attained, Just Eat Takeaway.com is able to generate a greater proportion of Orders from existing consumers, with respect to whom performance marketing costs are limited, which may lead to lower costs per Order. Just Eat Takeaway.com typically sees a correlation between the cost of performance marketing (pay-per-click/pay-per-Order) per Order and its position relative to competitors in a market, with greater costs incurred per Order in those markets in which the competitive landscape is more fragmented and where Just Eat Takeaway.com has not yet emerged as the clear leader.

Just Eat Takeaway.com believes that brand awareness and preference are important drivers of performance in terms of overall consumer interaction, Orders, GTV and the number of partners that participate on Just Eat Takeaway.com’s platform. Brand awareness encourages new consumers to use the platform and brand preference drives existing consumers to increase the Average Monthly Order Frequency, which together generate higher GTV and, in turn, attracts new partners to the platform. Importantly, Just Eat Takeaway.com’s experience suggests that higher brand awareness and preference results, over time, in an increasing amount of direct traffic (that is, traffic without the assistance of search engine marketing, search engine optimisation or affiliate marketing) to its platform, resulting in Orders. As direct traffic does not incur performance marketing expenses, a higher proportion of direct traffic to Just Eat Takeaway.com’s platforms leads to lower marketing spend on a per order basis. Importantly, this trend is positively impacted by the increasing adoption and use of mobile applications. The level of brand marketing that Just Eat Takeaway.com engages in is determined based on strategic goals with respect to presence and visibility in a particular market and global brand awareness and preference.

Just Eat Takeaway.com has continued to invest significantly in marketing initiatives during the periods under review in order to enhance its brand awareness and preference and optimise its performance marketing. The intent of these initiatives is to establish and maintain its leading positions and thereby enhance network effects and maintain consumer growth. Just Eat Takeaway.com’s strategy is to continue to invest in brand marketing, to the extent feasible, in order to drive orders and drive down marketing costs per order in the long-term.

Foreign Currency

During the periods under review, Just Eat Takeaway.com earned its revenue in multiple currencies with foreign currency earnings (non-euro denominated currencies) including but not limited to: the Swiss Franc, the Polish Zloty, the Israeli Shekel, the Australian dollar (as from April 2020), the Danish Krone (as from April 2020), the Canadian dollar (as from April 2020), the British pound sterling (as from April 2020) and the United States dollar (as from June 2021). To the extent that the Just Eat Takeaway.com’s revenue increases in markets whose functional currency is not the euro, this will increase the portion of its revenue and costs that is not earned in euro. Movements in foreign exchange rates between the euro and such other functional currencies may materially impact Just Eat Takeaway.com’s results of operations, either due to transactional (receipt of revenue or incurrence of costs in a currency other than euros) or translational (translation of foreign currency values into euro for the presentation of financial results) effects, particularly following the Grubhub Acquisition and the Just Eat Acquisition and any further growth plans of the Just Eat Takeaway.com. Just Eat Takeaway.com does not manage translational foreign currency with foreign exchange contracts or other hedging instruments.

See also Note 8 "Finance income and expense" and Note 25 "Financial Instruments" of the financial statements, which form part of this annual report.

Inflation

Inflation typically increases Average Order Value, which in turn increases revenues. As a result, inflation has a limited effect on Just Eat Takeaway.com’s business, results of operations or financial condition.

Results of Operations

Just Eat Takeaway.com’s consolidated results from operations is based on its historical results. The financial data discussed in this section for the years ended 31 December 2021, 2020 and 2019 have been prepared in accordance with IFRS.

Main changes in consolidation

- On 30 September 2021 Just Eat Takeaway.com completed the acquisition of 100% of the shares of Bistro.sk.

- On 15 June 2021 the Company completed the acquisition of 100% of the shares of Grubhub ("Grubhub Acquisition").

- On 15 April 2020 the Company completed the acquisition of 100% of the shares of Just Eat ("Just Eat Acquisition").

- On 1 April 2019 the Company completed the acquisition of 100% of the Acquired German Businesses.

	Year ended 31 December
€ millions	2021	2020	2019
Revenue	4,495	2,042	416
Courier costs	(2,517)	(727)	(70)
Order processing costs	(406)	(193)	(41)
Staff costs	(890)	(417)	(112)
Other operating expenses	(1,164)	(655)	(234)
Depreciation, amortisation and impairment	(443)	(174)	(35)
Operating loss	(925)	(124)	(76)

Share of results of associates and joint ventures	(62)	(16)	-
Finance income	23	3	0
Finance expense	(75)	(30)	(16)
Other gains and losses	2	2	6
Income tax benefit / (expense)	8	(5)	(35)
Loss for the period	(1,029)	(170)	(121)

Other comprehensive income / (loss) for the period	717	(34)	16
Total comprehensive loss for the period	(312)	(204)	(105)

Revenue

	Year ended 31 December
€ millions	2021	2020	2019
Order-driven revenue	4,314	1,975	410
Ancillary revenue	181	67	6
Revenue	4,495	2,042	416

Just Eat Takeaway.com has revised its disaggregation of revenue in 2021 due to the evolving landscape of Just Eat Takeaway.com, in particular the diversification of fee and fulfillment models (including those of the newly acquired Grubhub). The previous disaggregation of revenue therefore has become less meaningful because across our order-driven revenue generating activities there is no significant variation in how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The revised disaggregation distinguishes between revenues which are earned directly from orders placed on Just Eat Takeaway.com's platforms and revenues which are not. The comparatives have been adjusted accordingly.

Revenue is presented net of any discounts provided to partners or consumers, VAT and other sales-related taxes.

Order-driven revenue

2021 compared with 2020

Order-driven revenue consists of all revenue streams which are earned from orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from partners and consumers and primarily includes commission fees and consumer delivery fees which are charged on a per order basis.

Order-driven revenue increased by 118% to €4,314 million in 2021. This growth was predominantly driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub of €919 million, as well as strong order performance with a noticeable shift towards delivery, expansion of partnerships with branded chains and an uplift in delivery fees in the second half of the year, resulting in higher revenue from consumer fees. This growth was partly offset by €148 million of government-imposed commission caps and voluntary partner support packages that we provided to our partners during the Covid-19 pandemic.

2020 compared with 2019

Revenue increased by 391% to €2,042 million in 2020 from €416 million in 2019. This increase was driven by factors primarily resulting from, or related to, the partial period impact of the Just Eat acquisition in 2020, including growth in total Orders. The increase in revenue was also driven by Just Eat Takeaway.com's implementation of delivery fees charged to the consumer in 2020, which reached €231 million in 2020, compared with zero in 2019.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise of €13 million (2020: €10 million), promoted placement fees of €93 million (2020: €50 million) which are not earned on a per order basis, and subscription fees of €58 million (2020: €4 million).

Revenue per reportable segment

Certain organisational changes were implemented within Just Eat Takeaway.com in 2021 causing a reassessment of the operating segments. Just Eat Takeaway.com is now organised on a regional level for the purpose of conducting its activities. This resulted in a change in the operating segments of Just Eat Takeaway.com during the second half of 2021, from individual countries as segments to regional segments.

	Year ended 31 December
(€ millions)	2021	2020	2019	2021 to 2020	2020 to 2019
				(% change)	(% change)
North America	1,634	404	-	304%	100%
Northern Europe	1,064	723	392	47%	84%
UK & Ireland	1,249	611	-	105%	100%
Southern Europe & ANZ	548	303	24	80%	1190%
Total Revenue	4,495	2,042	416	120%	391%

2021 compared with 2020

North America

Revenue grew by 304% compared to 2020, reaching €1,634 million. This growth amounting to €980 million is predominantly due to the impact of the acquisition of Grubhub on 15 June 2021, as well as strong organic order growth in Canada which contributed for a further growth of €73 million. Canada was acquired in April 2020 as part of the Just Eat business combination. 2021 revenue was affected by the impact of approximately €110 million from government-imposed fee caps. We have continued to support partners during this difficult period, but we believe permanent fee caps are illegal. Together with certain competitors, we filed lawsuits against San Francisco (July 2021) and New York City (September 2021).

Northern Europe

In Northern Europe, revenue grew by 47% to €1,064 million in 2021 from €723 million in 2020. This was driven by €303 million organic growth driven by orders, as well as strong growth in our delivery services and an uplift in delivery fees in the second half of 2021. There is a positive impact on growth from the April 2020 acquisition of the Just Eat businesses in Switzerland, Denmark and Norway of €36 million, and the October 2021 acquisition of Bistro.sk in Slovakia of €2 million. With more demand from our partners, our promoted placement revenue increased. We also saw a continued trend of our consumers moving from cash to online payments, increasing our online payment service revenue.

United Kingdom and Ireland

In the United Kingdom and Ireland, revenue grew by 105% to €1,249 million in 2021 from €611 million in 2020. The segment saw strong organic order growth as well as the impact of the Just Eat Acquisition in April 2020, as in 2021 Just Eat business was included in the results for 12 months, compared to 8.5 months in 2020. The revenue growth rate was higher than the order growth rate. This is due to an increase in Delivery orders supported by successful partnership with branded chains as well as an uplift in delivery fees in the second half of 2021. We also saw the segment continue a strong €17 million increase in the promoted placement revenue.

Southern Europe & ANZ

Southern Europe & ANZ revenue grew by 80% to €548 million in 2021 from €303 million in 2020. €70 million growth resulted from the Just Eat businesses in Australia, New Zealand, Spain, Italy, and France which were acquired in April 2020, and therefore have 12 months of revenue in 2021, compared to 8.5 months in 2020. On top of that, a strong organic order growth resulted in the growth in revenue. Revenue growth outpaced the order and GTV growth rates, due to a continued mix shift towards delivery orders (driven by the focus on growing partners supply and partnership with branded chains, particularly in Australia), as well as an increase in delivery fees in the second half of 2021.

2020 compared with 2019

North America

Revenue reached €404 million in 2020 and relates to strong organic order growth of the Canadian business which was acquired in April 2020 as part of the Just Eat Acquisition. 2020 Canadian revenue was affected by the impact of €16 million of voluntary partner support initiatives.

Northern Europe

In Northern Europe, revenue grew by 84% to €723 million in 2020 from €392 million in 2019. This increase was driven by organic growth for €156 million, as well as related to the partial period impact of the Just Eat Acquisition in 2020 for €65 million (Switzerland, Denmark, and Norway) and the full 12 months effect of the Acquired German Businesses operations (acquired in April 2019) for €28 million. The increase in revenue was also aided by Just Eat Takeaway.com's implementation of delivery fees resulting in €12 million higher revenues as charged to the consumer in most legacy Takeaway markets. With more demand from our partners, our promoted placement revenue increased with €11 million. We also saw a continued trend of our consumers moving from cash to online payments, increasing our online payment service revenue with €8 million.

United Kingdom and Ireland

In the United Kingdom and Ireland, revenue reached €611 million in 2020. The United Kingdom and Ireland businesses were acquired in April 2020 as part of the Just Eat Acquisition. During 2020, the segment saw strong organic order growth of approximately 46% supported by partnership with major brands.

Southern Europe & ANZ

Southern Europe & ANZ revenue grew 1,163% to €303 million in 2020 from €24 million in 2019. This significant revenue increase was predominantly driven by the acquisition of the Just Eat businesses in Australia, New Zealand, Spain, Italy and France for €270 million as well as by organic growth in Portugal, Romania, Bulgaria and Israel for an additional €9 million.

Order fulfilment costs

	Year ended 31 December
€ millions	2021	2020	2019
Courier costs	2,517	727	70
Order processing costs	406	193	41
Order fulfilment costs	2,923	920	111

2021 compared with 2020

Order fulfilment costs increased by €2,003 million, or 218%, compared to 2020. This growth was predominantly driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub of €633 million, as well as strong order growth driving order processing cost, and the increase in courier costs due to the expansion of our delivery services. Delivery Orders and Delivery share grew in every segment in 2021 compared to previous year. Order fulfilment costs increased at a higher rate than the Delivery orders, mainly due to the expansion of our employed courier model and increasing cost per courier.

2020 compared with 2019

Total Order fulfilment costs were €920 million in 2020, which was 729% higher than €111 million in 2019, primarily driven by the partial period impact of the Just Eat Acquisition in 2020, as well as strong order growth driving order processing cost and the increase in courier costs due to the expansion of our delivery services. Courier costs, which include all salary expenses of the employed couriers, were €727 million in 2020, which was 938% higher than in 2019, reflecting the continued expansion of delivery services, including as a result of the Just Eat Acquisition.

Staff costs

	Year ended 31 December
€ millions	2021	2020	2019
Wages and salaries	655	313	83
Social security charges	85	43	13
Pension premium contributions	33	13	2
Share-based payments	81	23	3
Temporary staff expenses	36	25	11
Staff costs	890	417	112

2021 compared with 2020

Staff costs increased by 113% to €890 million, reflecting continuing investments in our organisation to execute on our growth strategy. Our staff-related investments were primarily in operational functions with a large increase in our customer service staff and delivery services to support the strong order growth and migration from an outsourced to insourced operational model. We also expanded our sales team to accelerate new restaurant acquisitions and grew our IT and product teams to strengthen our platform capabilities and develop new functionalities. The share-based payments increased partially by €40 million due to the Grubhub Acquisition and partially because of a change in the bonus plans from a cash bonus plan to an equity-based incentive plan. Most of our temporary staff costs relate to operations, which do not include costs related to employed couriers which are classified as courier costs within order fulfilment costs. Our staff related investments grew at a lower rate than revenue. Our staff, excluding couriers, increased to an average of 13,246 FTEs in 2021 from an average of 6,158 FTEs over 2020.

2020 compared with 2019

Staff costs were €417 million in 2020, representing a 272% increase compared with 2019. This increase year-on-year is primarily the result of the partial period impact of the Just Eat Acquisition in 2020 as well as continuing investments in Just Eat Takeaway.com's organisation to execute on its growth strategy and acquisitions (the Just Eat Acquisition in 2020 and the Acquired German Businesses in 2019). Increases in staff were primarily in information technology and product functions where Just Eat Takeaway.com more than tripled full-time equivalent employees ("FTEs") on a year-over-year basis, as well as operational functions, with its customer service and logistics staff increasing from an average of 2,493 FTEs in 2019 to an average of 5,789 FTEs in 2020 in order to be able to support strong Order growth. Just Eat Takeaway.com's staff, excluding employed couriers, increased to an average of 6,158 FTEs over 2020 from an average of 2,054 FTEs over 2019.

Other operating expenses

	Year ended 31 December
€ millions	2021	2020	2019
Marketing expenses	684	369	143
Housing expenses	21	10	4
Professional fees	91	78	54
Other staff related costs	98	36	17
IT related expenses	93	33	7
Outsourced service costs	97	47	-
Other operating expenses	80	82	9
Total other operating expenses	1,164	655	234

Marketing expenses

2021 compared with 2020

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-order) of €316 million (2020: €184 million) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third-parties for referrals to Just Eat Takeaway.com’s platforms); and (ii) brand marketing of €332 million (2020: €160 million), such as television and online media, and outdoor advertising (billboards).

Marketing expenses increased by 85% to €684 million in 2021 compared with €369 million in 2020, primarily driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub, and investment in our brands such as the partnership with UEFA for the Euro 2020™ football tournament.

Specifically, the UEFA Euro 2020™ sponsorship has positioned our brand association as a top-tier sports sponsoring brand and has laid the foundation for our future work with UEFA through 2025. We activated the partnership through a bespoke advertising campaign with some of the world's biggest football stars, a very successful 'Order & Win' campaign, along with player escorts, fantasy football and other initiatives. Aligned to our strategic goals, we continue to lead share of voice in most of our key markets, while steadily increasing our top-of-mind brand awareness, which has resulted in new consumer acquisition growth compared to last year.

2020 compared with 2019

Marketing expenses increased by 158% to €369 million in 2020 compared with €143 million in 2019. This increase was primarily driven by the partial period impact of the Just Eat Acquisition in 2020 but was also the result of significant investment in Just Eat Takeaway.com's brands in the second half of 2020, particularly in the legacy Just Eat markets. However, marketing expenses decreased as a percentage of revenue to 18% in 2020, compared to 34% in 2019. In addition, from mid-March until May of 2020, marketing investments were significantly lower than the budgeted marketing investments due to (i) uncertainty about the impact of the Covid-19 pandemic on consumer behaviour and (ii) the lower relevance of outdoor advertising due to the Covid-19 pandemic. In addition, the UEFA Euro 2020™ football tournament was postponed to 2021, resulting in Just Eat Takeaway.com's sponsorship costs for the tournament being deferred.

Depreciation, amortisation and impairment

2021 compared with 2020

Depreciation, amortisation and impairment expenses were €443 million in 2021, up from €174 million in 2020. This increase related primarily to the full 12 months of amortisation of intangibles recognised regarding the combination with Just Eat as compared to 8.5 months last year, and the amortisation of intangibles recognised regarding the combination with Grubhub of €91 million.

Following the annual impairment test, impairment losses of €18 million for goodwill (2020: nil) and €36 million for intangible assets (2020: nil) were recognised in 2021 for three Cash Generating Units (“CGUs”) to which a non-significant amount of goodwill and other intangible assets is allocated. Due to a declining or subscale market position in 2021 and decreasing order growth rates compared to prior year in these CGUs, the recoverable amount of these CGUs is lower than the carrying amount. Impairment losses of €45 million relate to the segment 'Southern Europe & ANZ' and €9 million to the segment 'Northern Europe'.

2020 compared with 2019

Depreciation and amortisation expenses increased to €174 million in 2020 from €35 million in 2019. This material increase related primarily to the amortisation of intangible assets recognised as part of the Just Eat Acquisition.

Share of results of associates and joint ventures

2021 compared with 2020

Our share of results of associates and joint ventures in 2021 was a loss of €62 million compared to €16 million in 2020. The 2021 losses relate to our share of losses in iFood, an associate. In 2021, we invested €83 million in iFood.

2020 compared with 2019

The share of results of associates and joint ventures in 2020 was a loss of €16 million compared with zero in 2019. The losses relate to Just Eat Takeaway.com's share of losses in iFood and ECAC, which interests were acquired as a result of the Just Eat Acquisition.

Income tax expense

2021 compared with 2020

In 2021, the net income tax benefit was €8 million, compared with €5 million of net income tax expense in 2020. This relates mainly to the taxable results of non-Dutch entities resulting in a current tax expense of €38 million compared with €26 million in 2020. In 2021, the deferred tax benefit was €46 million compared with €21 million in 2020, relating to temporary differences from the amortisation of intangible assets, the recognition of losses and an offsetting effect on the impact of the UK tax rate change.

2020 compared with 2019

The net income tax expense of €5 million in 2020 (2019: €35 million) relates primarily to the taxable results of non-Dutch entities resulting in a current tax expense of €26 million (2019: €14 million). A deferred tax benefit of €21 million (2019: €21 million deferred tax expense) relates to temporary differences in the amortisation of intangible assets, the recognition of losses and an offsetting of taxable profits with tax losses in Germany, Poland, the UK and Canada and temporary differences in the amortisation of intangible assets.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €1,029 million in 2021 (2020: €170 million and 2019: €121 million).

Other comprehensive income (loss) for the period

2021 compared with 2020

The other comprehensive income consists of foreign currency translation income related to non-current assets held in foreign operations. Approximately half of the income relates to the translation of the Grubhub related non-current assets.

2020 compared with 2019

The other comprehensive loss for the period of €34 million (2019: income of €16 million) consists of a fair value gain on investment in equity instruments of €323 million and a foreign currency translation loss related to foreign operation of €357 million. The fair value gain on the investment relates to the change in value of shares during the period between the date that the Just Eat Acquisition was declared wholly unconditional (31 January 2020) and the "control" date, being the date of consolidation of the Just Eat Group into Just Eat Takeaway.com (15 April 2020).

Financial position

Statement of financial position

	As at 31 December
€ millions	2021	2020
Non-current assets	15,922	9,532
Current assets excluding cash and cash equivalents	534	293
Cash and cash equivalents	1,320	529
Total assets	17,776	10,354

Share capital and share premium	13,459	8,807
Legal reserves	357	(344)
Other reserves	(766)	18
Total shareholders’ equity attributable to equity holders	13,050	8,481
Non-controlling interests	(8)	5
Total equity	13,042	8,486

Non-current liabilities	3,457	1,088
Current liabilities	1,277	780
Total shareholders’ equity and liabilities	17,776	10,354

Non-current assets, mainly consisting of goodwill, other intangible assets and investments in associates and joint ventures, were €15.9 billion as at 31 December 2021, up from €9.5 billion as at 31 December 2020. This increase was primarily driven by the Grubhub Acquisition, see Note 11 of the financial statements, which form part of this annual report.

Cash and cash equivalents increased to €1.3 billion as at 31 December 2021, from €0.5 billion as at 31 December 2020. This increase was primarily driven by the issuance of convertible bonds in 2021 and the Grubhub Acquisition.

Shareholders’ equity increased to €13.1 billion as at 31 December 2021, from €8.5 billion as at 31 December 2020, mainly driven by the issuance of new shares amounting to €4.6 billion in connection with the Grubhub Acquisition.

The solvency ratio, defined as total equity divided by total assets, was 73% as at 31 December 2021, down from 82% at year-end 2020, driven by the increase of non-current assets.

Non-current liabilities increased to €3.5 billion as at 31 December 2021, from €1.1 billion as at 31 December 2020, driven by the issuance of convertible bonds amounting to €1.1 billion, acquired senior notes of €0.4 billion and increased deferred tax liabilities of €0.4 billion arising on the Grubhub Acquisition. For more details on Borrowings see Note 22 of the financial statements, which form part of this annual report.

	Year ended 31 December
€ millions	2021	2020	2019
Net cash (used in) / generated by operating activities	(423)	178	(63)
Net cash (used in) / generated by investing activities	(106)	15	(497)
Net cash generated by financing activities	1,312	292	520
Net cash and cash equivalents generated / (used)	783	485	(40)

Effects of exchange rate changes of cash held in foreign currencies	8	(6)	-
Net increase / (decrease) in cash and cash equivalents	791	479	(40)

Net cash used in operating activities

Cash payments to employees and suppliers are recognised as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment related costs, spending on provisions, and income taxes paid on operating activities.

2021 compared with 2020

Net cash used in operating activities amounted to €423 million in the year ended 31 December 2021, compared with net cash generated of €178 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by the Grubhub Acquisition, and significant investments to grow our leadership positions as well as higher interest paid of €47 million (2020: €14 million) and income taxes paid of €53 million (2020: €33 million).

2020 compared with 2019

Net cash generated by operating activities amounted to €178 million in the year ended 31 December 2020, compared with net cash used in operating activities of €63 million in the year ended 31 December 2019. The change in 2020 from 2019 was mainly driven by the Just Eat Acquisition, partially offset by higher interest paid of €14 million (2019: €7 million) and income taxes paid of €33 million (2019: €3 million).

Net cash used in investing activities

Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortised cost, additions and disposals of joint ventures and equity investments, and from the acquisition of business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

2021 compared with 2020

Net cash used in investing activities amounted to €106 million in the year ended 31 December 2021, compared with net cash generated of €15 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by funding provided to associates and joint ventures of €83 million (2020: €55 million) as well as investments in property and equipment and other intangible assets of €151 million (2020: €43 million), partly offset by €128 million in cash acquired in relation to acquisitions in 2021 (2020: €113 million in cash acquired in relation to the Just Eat Acquisition).

2020 compared with 2019

Net cash generated by investing activities amounted to €15 million in the year ended 31 December 2020, compared with net cash used in investing activities of €497 million in the year ended 31 December 2019. The change in 2020 from 2019 was mainly driven by the consideration paid for the Acquired German Businesses in 2019 which amounted to €490 million net of cash acquired.

Net cash generated by financing activities

Cash flows from financing activities comprise the cash receipts of the exercise of share options, and payments for issued shares, debt instruments, and short-term financing.

2021 compared with 2020

Net cash generated by financing activities amounts to €1.3 billion in the year ended 31 December 2021, compared with net cash generated of €292 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by the issuance of the convertible bonds of €1.1 million and the proceeds from a bank loan of €300 million.

2020 compared with 2019

Net cash generated by financing activities amounted to €292 million in the year ended 31 December 2020, compared with net cash generated of €520 million in the year ended 31 December 2019. The change in 2020 from 2019 was mainly driven by the repayment on the RCF of €344 million.

Key Non-IFRS Financial Measures

Certain parts of this annual report on Form 20-F contain non-IFRS financial measures and ratios. These are not recognised measures of financial performance or liquidity under IFRS. They are presented as Just Eat Takeaway.com believes that they and similar measures are used in the industry in which Just Eat Takeaway.com operates as a means of evaluating a company’s operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this annual report on Form 20-F and they should not be considered as a substitute for operating profit or loss, profit for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the Just Eat Takeaway.com’s consolidated financial statements, these data have not been audited or reviewed by Just Eat Takeaway.com’s independent auditors.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is Just Eat Takeaway.com‘s segment measure, under IFRS 8 Operating Segments, of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA allows management to identify trends and assess performance using comparable information between segments and periods. In 2021, Just Eat Takeaway.com has revised its definition of Adjusted EBITDA to Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance ("Other items"). Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs. Head office costs relate mostly to non-allocated expenses and include all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources and Management Board.

Just Eat Takeaway.com believes adjusted EBITDA is a useful measure for investors as it is the main measure used by its Chief Operating Decision Maker (“CODM”) to assess the performance of the business and segments and to allocate resources. Adjusted EBITDA is used internally for forecasting and budgeting and measuring its operating performance because it excludes costs which do not reflect the day-to-day commercial performance of the business and, as a result, enables assessment of the underlying operational performance per segment and effectiveness of the strategy applied and Just Eat Takeaway.com believes it enhances the comparability of profit or loss across segments and across periods for Just Eat Takeaway.com as a whole.

Adjusted EBITDA is derived from Just Eat Takeaway.com’s consolidated financial statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Accordingly, adjusted EBITDA should not be considered as an alternative to profit or loss for the period.

Adjusted EBITDA margin, as used by Just Eat Takeaway.com, was revised in 2021 and is now defined as adjusted EBITDA as a percentage of GTV for the relevant period. Just Eat Takeaway.com believes adjusted EBITDA margin is a useful measure for investors as it is used by Just Eat Takeaway.com and its CODM, together with adjusted EBITDA, to assess the underlying operational performance of the businesses, adjusting for non-cash and non-operating items. Adjusted EBITDA margin is used internally for purposes of forecasting, budgeting and measuring its operating performance. Just Eat Takeaway.com believes adjusted EBITDA margin enhances the comparability of profit or loss across segments and across periods for Just Eat Takeaway.com as a whole while controlling for variance in revenue across such segments or periods. Adjusted EBITDA margin has limitations as a financial measure (including the limitations identified with respect to adjusted EBITDA), should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS.

The following tables set forth adjusted EBITDA for Just Eat Takeaway.com and a reconciliation to profit or loss for the period, as well as a calculation of adjusted EBITDA margin, for the periods presented below. GTV KPIs on a combined basis have not been used for the purpose of calculating the adjusted EBITDA margin in the following tables. For the calculation in the following tables GTV KPIs are reflective of actual results.

	Year ended 31 December
€ millions	Consolidated 2021	Consolidated 2020	Consolidated 2019
Loss for the period	(1,029)	(170)	(121)
Income tax expense / (benefit)	(8)	5	35
Loss before income tax	(1,037)	(165)	(86)
Add back items not included in adjusted EBITDA:
Finance income	(23)	(3)	0
Finance expense	75	30	16
Share of results of associates and joint ventures	62	16	-
Other gains and losses	(2)	(2)	(6)
Share-based payments	81	23	3
Depreciation, amortisation and impairment	443	174	35
Integration related costs	35	35	10
Acquisition related costs	1	67	40
Other items	34	23	-
Adjusted EBITDA	(331)	198	12

Adjusted EBITDA decreased to a €331 million loss in 2021 from €198 million profit in 2020, reflecting a year of significant investment in technological infrastructure, marketing and our delivery services, with continued profitable growth in some markets. Our losses peaked in the first half of 2021, with a particular focus on delivering a competitive value proposition to our consumers, growing our partner selection, including a significant number of branded chains, increasing our market share, and continuing strong consumer acquisition. We ensured positive trends seen through the second half of 2021 with strategic investments continued, particularly with our multi-year UEFA™ sponsorship and the ongoing expansion of our delivery services while focusing on network efficiencies.

	Year ended 31 December
(€ millions)	2021	2020	2019	% of GTV	% of GTV
North America	(11)	42	-	0%	0%
Northern Europe	256	216	72	4%	4%
UK & Ireland	(107)	160	-	-2%	4%
Southern Europe & ANZ	(262)	(80)	(13)	-9%	-4%
Head office	(207)	(141)	(46)
Adjusted EBITDA	(331)	198	12	-1%	1%

North America

In North America, Adjusted EBITDA decreased to a €11 million loss in 2021 from €42 million profit in 2020, driven by the impact of the acquisition of Grubhub in June 2021 and the subsequent investment into this business, and the impact of commission fee caps and Covid-19 voluntary rebates contributing to a €103 million change year-over-year.

Northern Europe

Northern Europe Adjusted EBITDA increased 19% to €256 million in 2021 from €216 million in 2020, despite significant investment in the expansion of the delivery services, as well as in our partner network and marketing. The GTV margin remained stable year-on-year at 4%, with strong operational leverage in many of our mature markets keeping the percentage of GTV the highest within Just Eat Takeaway.com.

United Kingdom and Ireland

In the United Kingdom and Ireland, Adjusted EBITDA was a €107 million loss in 2021 from a €160 million profit in 2020, with the percentage of GTV declining to minus 2% in 2021 from 4% in 2020. The lower Adjusted EBITDA reflects our continued investments to win market share, including the expansion of partners choice particularly with branded chains, marketing particularly through our UEFA™ sponsorship, and growth in our delivery services with a period of reduced delivery fees for our consumers.

Southern Europe & ANZ

In Southern Europe & ANZ, Adjusted EBITDA was a €262 million loss in 2021 compared with a €80 million loss in 2020, with the percentage of GTV falling to negative 9% from negative 4% in 2020. This reduction in Adjusted EBITDA is the result of investment particularly in legacy Just Eat markets, which were under-funded historically. This includes investment in marketing, leveraging our global campaign and the UEFA™ sponsorship, our delivery services, expanding the coverage and introducing a period of reduced pricing delivering a competitive value proposition to our consumers, and significantly expanding our partner coverage.

Head office

As from 2020, head office is no longer allocated to segments and is reported separately. Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources, and Management Board. Not included in head office are costs of global IT and product functions, which are allocated to countries and therefore included in segment Adjusted EBITDA. This change is retrospectively applied.

Head office expenses increased to €207 million in 2021 from €141 million in 2020. This increase of 46% is lower than the organic growth in the business, and is driven mainly by investments we made in the expansion of global teams to support growth and drive business efficiencies as well as the impact of the acquisition of the Just Eat business in April 2020, meaning 2021 has 12 months of the associated global support costs, compared to 8.5 months in 2020.

Outlook

As announced at our Capital Markets Day on 21 October 2021, please find our FY 2022 guidance below:

•         GTV (on a combined basis) to grow by mid-teens percentage points year-on-year in 2022

•         2022 Adjusted EBITDA margin in a range of minus 0.6% to minus 0.8% of GTV

Management reiterates the following long-term targets:

•         In excess of €30 billion of GTV to be added over the next 5 years

•         Long-term group Adjusted EBITDA margin in excess of 5% of GTV

B. LIQUIDITY AND CAPITAL RESOURCES

The Management Board has assessed the going concern assumptions of Just Eat Takeaway.com during the preparation of the consolidated financial statements. The assessment includes knowledge of Just Eat Takeaway.com, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity, short- and long-term cash flow projections, debt and capital were considered. There are no events or conditions that give rise to doubt the ability of Just Eat Takeaway.com to continue as a going concern for a period of twelve months from the date the consolidated financial statements are authorised for issue and beyond the next twelve months. The Management Board further believes that Just Eat Takeaway.com will have access to sufficient liquidity for their operations for the foreseeable future, and that Just Eat Takeaway.com is well placed to manage its financing and other significant risks satisfactorily.

Just Eat Takeaway.com’s objectives when managing capital and liquidity are to ensure that entities in Just Eat Takeaway.com will be able to continue as a going concern, optimising liquidity and operating flexibility, while seeking to minimise its cost of capital. Just Eat Takeaway.com’s capital structure consists of cash and cash equivalents, the RCF, lease arrangements and equity attributable to shareholders of the Company, comprising issued capital, reserves and retained earnings. Just Eat Takeaway.com issued the Convertible Bonds 2019 in 2019, the Convertible Bonds 2020 in 2020 and the Convertible Bonds 2021 in 2021, respectively.  Just Eat Takeaway.com has an undrawn (as at 31 December 2021) RCF of €400 million. A waiver was obtained allowing the Company to not perform covenant testing and to not provide compliance certificates for reporting periods from 30 June 2021 to 31 December 2022 (inclusive) in return for the Company agreeing not to draw on the RCF. In December 2021, Just Eat Takeaway.com received a bilateral loan of €300 million of which the principal is repayable in two years (the “Bank Loan”).

Ultimate responsibility for liquidity risk management rests with the Management Board, which has established an appropriate liquidity risk approach for the management of Just Eat Takeaway.com’s short-, medium- and long-term funding and liquidity management requirements. Just Eat Takeaway.com manages liquidity risk by maintaining adequate reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities, including assessing the maturity profile of Just Eat Takeaway.com’s financial liabilities.

See also Note 19 "Cash and cash equivalents", Note 22 "Borrowings", "Liquidity Risk" in Note 25 "Financial Instruments" and Note 29 "Off balance sheet commitments" of the financial statements, which form part of this annual report.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Just Eat Takeaway.com dedicates resources to improve the consumer experience and enhance its offering to partners. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Just Eat Takeaway.com intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Just Eat Takeaway.com capitalised internal development costs of €39 million during 2021 (€13 million during 2020). No research and development expenditures were capitalised during 2019.

D. TREND INFORMATION

Just Eat Takeaway.com's operations and financial results have been and will continue to be affected by various secular trends including evolving consumer lifestyles shifting food consumption towards delivery and pick-up, consumer behaviour shifting towards online and mobile devices and wider availability of food delivery options.

The net impact of the Covid-19 pandemic on Just Eat Takeaway.com’s business to date has been a favourable shift in consumer behaviour, including an increase in online food ordering in Just Eat Takeaway.com's operational segments. Following lockdowns related to Covid-19, changes in consumer ordering habits saw higher Average Transaction Values in all reportable segments and increasing adoption of online payments as the preferred method of payment. As consumer behaviours normalise following the pandemic, this may impact the performance of the business, in particular the order growth rate seen in 2020 and 2021 trending back towards historical norms.

Evolving Lifestyles Drive Consumers to Shift Food Consumption Towards Delivery and Pick-Up

In recent years, food delivery (excluding pick-up sales by the consumer) and pick-up (excluding home delivery) has been growing faster than the overall food industry (food purchased for consumption at home or in restaurants) and the eating out (including restaurants, bars and catering services) industry. This growth has primarily been driven by changing consumer lifestyles characterised by a greater number of dual income families, longer working hours and busier daily routines and higher disposable incomes, which often result in less time to cook at home or to eat out and in consumers having the means to afford "outsourcing" their cooking, and has been further accelerated due to a shift of consumer behaviour with the Covid-19 pandemic. Just Eat Takeaway.com offers an attractive alternative for consumers, providing convenience, quality of service and a wide variety of on-demand dining options.

Consumer Behaviour Shifting Towards Ordering Online and Mobile Devices

The shift in consumer behaviour towards ordering food for delivery or pick-up through an online channel has increased substantially during the past decade as a result of the increasing adoption of e-commerce as well as smartphone and mobile device penetration. As a result, an increasing proportion of the population in our markets is expected to have access to online food delivery marketplaces such as that operated by Just Eat Takeaway.com. The online channel shift experienced in the ordering of food for delivery or pickup has followed a similar trend to the increase in e-commerce penetration and is expected to continue to be a strong driver of growth in all Just Eat Takeaway.com markets. Just Eat Takeaway.com believes that there continues to be a significant number of restaurants and consumers that are not currently engaged in online food delivery in all segments.

Wider Availability of Food Delivery Options

In the markets in which Just Eat Takeaway.com operates, trends are also being affected by continued expansion of supply, and in particular the availability of popular branded restaurants and quick service restaurant chains on food delivery platforms. This is increasing consumer choice and increasing the number of food occasions which can be addressed by Just Eat Takeaway.com.

See also "Item 3.D Risk Factors".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The Company has a two-tier board structure, consisting of a Management Board and a Supervisory Board, who are collectively responsible for the corporate governance structure of Just Eat Takeaway.com. For details of the nomination right of Gribhold B.V. for one Supervisory Director please see “Item 10.B Memorandum and articles of association—Supervisory Board—Composition, appointment and removal”.

Management Board

Our strong track-record has been achieved through our highly dedicated, founder-led Management Board with substantial experience and complementary skill sets. Our Management Board has a combined experience of 40 years in the online food delivery industry and as of 31 December 2021 consists of the following individuals:

Jitse Groen

Dutch national, 1978, Founder, CEO and Chair of the Management Board since 2011

Jitse studied Business & IT at the University of Twente. He started his career during his studies when he launched a business in web development. In 2000, Jitse founded and launched Just Eat Takeaway.com (at that time named Thuisbezorgd.nl). Jitse is also a member of the advisory board of Suit Supply B.V.

As CEO and Chair of the Management Board, Jitse has responsibility for Corporate Solutions, Marketing, Product and Technology.

Brent Wissink

Dutch national, 1967, CFO and member of the Management Board since 2016

Brent joined Just Eat Takeaway.com as COO in 2011. He led the integration of Lieferando.de and Pyszne.pl, before becoming CFO of Just Eat Takeaway.com (at that time named Takeaway.com). Prior to this, he was CFO of a fast-growing technology business (NedStat) and worked in venture capital (ABN AMRO, Mees Pierson). Brent graduated in 1992 from the Erasmus University of Rotterdam in Econometrics. Brent is also a member of the supervisory board of the Faber Group B.V. since 1 December 2021. Brent is also a member of the supervisory board of the Faber Group B.V. since 1 December 2021.

As CFO and member of the Management Board, Brent has responsibility for Finance, Tax, Investor Relations, Internal Audit, Risk Management and Control, Human Resources, and Legal Affairs.

Jörg Gerbig

German national, 1981, COO and member of the Management Board since 2016

Jörg founded Lieferando.de in 2009 and has driven its rapid growth since then. He joined Just Eat Takeaway.com (at that time named Takeaway.com) as our COO following and as a result of the acquisition of Lieferando.de in 2014, Jörg graduated in 2005 from the European Business School Oestrich-Winkel and has experience in M&A and equity capital markets at UBS Investment Bank in London and New York.

As COO and member of the Management Board, Jörg has responsibility for the Country Management of our global marketplace businesses, Delivery, Sales and Customer Services.

Supervisory Board

As per 31 December 2021, the Supervisory Board consists of the following Supervisory Directors:

Adriaan Nühn

Dutch national, 1953, Chair of the Supervisory Board since 4 October 2016 and member of the Audit Committee and Remuneration & Nomination Committee

Independent of the Company.

Until 2008, Adriaan acted as CEO of Sara Lee International and chair of the executive board of Sara Lee/ Douwe Egberts. Prior to that, he was president of Sara Lee’s Coffee and Tea Division and Household and Body Division and held various other positions within Sara Lee/ Douwe Egberts. Earlier in his career, he held positions with Procter & Gamble / Richardson-Vicks in Austria, Sweden, South Africa and Belgium.

Adriaan holds an MBA from the University of Puget Sound in Washington, United States. Adriaan is chair of the supervisory board of Wereldhave N.V.

Corinne Vigreux

French national, 1964, Vice-Chair of the Supervisory Board since 4 October 2016 and member of the Remuneration & Nomination Committee

Independent of the Company.

Corinne is a co-founder and the current chief marketing officer of TomTom, having previously held the roles of chief commercial officer and Head of the Consumer Division with that company. Corinne founded Codam, a not-for-profit coding college, member of the Ecole 42 network. She is also chair of the supervisory board of TechLeap, board member of the supervisory board of Dutch National Opera & Ballet and chair of the board of the philanthropic foundation Sofronie.

Corinne was voted as one of the world’s top fifty women in Tech 2018 (Forbes), and was made Chevalier de la Legion d’Honneur in 2012 and Officier in de Orde van Oranje-Nassau in 2016.

Ron Teerlink

Dutch national, 1961, member of the Supervisory Board since 4 October 2016 and member of the Audit Committee

Independent of the Company.

Until 2013, Ron acted as chief administrative officer and member of the executive committee of the RBS Group. Before this, he was a member of the management board of ABN AMRO and was chief operational officer from 2006 until 2010. Between 1990 and 2006, Ron held various other positions within ABN AMRO and its subsidiaries. Ron was a member of the supervisory board of Equens SE from 2015 until 2016. Ron joined the supervisory board of Coöperatieve Rabobank U.A. in 2013 and was appointed as chair in 2016, a role he held until September 2021.

Ron holds an MSc in Economics from the Vrije Universiteit Amsterdam and a banking diploma from NIBE. Ron is currently chair of the supervisory board (raad van toezicht) of Stichting Vrije Universiteit Amsterdam.

Ron holds an MSc in Economics from the Vrije Universiteit Amsterdam and a banking diploma from NIBE. Ron is chair of the supervisory board of Stichting Vrije Universiteit Amsterdam.

Gwyn Burr

British national, 1963, member of the Supervisory Board since 31 January 2020, Chair of the Remuneration & Nomination Committee and member of the Audit Committee

Independent of the Company.

Gwyn was a non-executive director of Just Eat plc since March 2014 and a senior independent director since July 2019 until April 2020. She has also been a non-executive director of Hammerson plc since May 2012, and a senior independent director of Hammerson plc since January 2019. Between December 2014 and May 2018, Gwyn was a non-executive director of DFS limited and of Sainsbury's Bank plc between September 2006 and January 2020. She is a non-executive director of Taylor Wimpey plc, appointed in February 2018. Gwyn has been a member of the supervisory board and nomination committee of Metro AG since December 2014. In May 2021 she joined Made.com Group PLC as a senior independent non-executive director. She is also member of the board of Ingleby Farms and Forests ApS.

Gwyn holds a BSc (Hons) in Economics and History from the University of Bradford and has completed business programs at both Stanford and Harvard Business School.

Gwyn has informed the Company that she will not be available for reappointment at the 2022 AGM.

Jambu Palaniappan

American national, 1987, member of the Supervisory Board since 31 January 2020

Independent of the Company.

Until 2018, Jambu held several senior roles at Uber, Uber Eats, leading Uber Eats in Europe, the Middle East and Africa, and Uber’s ridesharing business in Eastern Europe, Russia, the Middle East and Africa.

Jambu has been a non-executive director of Just Eat plc since 24 June 2019. He is also a director of Palaniappan Consulting Limited, appointed in January 2019, Deliverect N.V. (Belgium), appointed in 2020, Culinar Oy (Finland), appointed in 2020 and Fonoa Technologies Ltd (Ireland), appointed in 2021.

Jambu holds a BA in Public Policy and Economics from the Vanderbilt University.

David Fisher

American national, 1969, member of the Supervisory Board since 15 June 2021 and Chair of the Audit Committee

Independent of the Company.

David is the chief executive officer, president and chair of the board of directors of Enova International. Prior to that David served as chief executive officer of optionsXpress. David also served on the board of Grubhub since 2012, currently serves on the board of directors of FRISS and previously served on the board of directors of Innerworkings through its sale in 2020. David is also on the board of trustees of the Museum of Science and Industry in Chicago and joined the board of Fathom Manufacturing in December 2021.

David holds a B.S. in Finance from the University of Illinois at Urbana Champaign and a J.D. from the Northwestern University School of Law.

Lloyd Frink

American national, 1965, member of the Supervisory Board since 15 June 2021

Independent of the Company.

Lloyd has served on the board of Grubhub since 2013. Lloyd is co-founder of Zillow Group and served as president and a member of the board of directors since 2005. In addition, he has served as executive chair of the board of directors since 2019, and before that, he served as vice-chair from 2011 to 2019. From 1999 to 2004 Lloyd was at Expedia, and from 1989 to 1999 at Microsoft.

Lloyd holds an A.B. in Economics from Stanford University.

The Supervisory Board proposed the appointment of David Fisher and Lloyd Frink pursuant to the terms of the Grubhub Acquisition merger agreement.
B. COMPENSATION

This section sets out the remuneration paid to the Managing Directors and Supervisory Directors in 2021. For more information please see also Note 6 and Note 28 of the financial statements, which form part of this annual report.

Compensation package Management Board

The remuneration policy, which has been effective since 1 January 2020, is aimed at attracting, motivating and retaining highly qualified Managing Directors and rewarding them with a balanced and competitive remuneration package. The policy has been developed mindful of the external environment in which the Company operates, the requirements of the Dutch Corporate Governance Code ("DCGC"), as well as the implementation of the Shareholder Rights Directive II in the Netherlands, considering scenario analyses, internal pay differentials and the (non-)financial performance indicators relevant to the long-term objectives of the Company, hereby focusing on sustainable results and alignment with the Company’s strategy. To the extent practicable, the requirements of the UK Corporate Governance Code ("UKCGC") are also incorporated. The remuneration policy supports both short- and long-term objectives, with the emphasis on long-term value creation for the Company and its stakeholders. The remuneration policy is felt to be appropriate to support the long-term success of the Company while ensuring that it does not promote inappropriate risk taking. The Supervisory Board proposed to keep the design of the policy as simple and transparent as possible.

The remuneration of the Managing Directors consists of the following elements: (i) fixed annual base fee; (ii) benefits; (iii) pension; (iv) STI; (v) LTIP consisting of conditional performance shares; and (vi) shareholding guidelines.

The fixed remuneration (on an annual basis) of the individual Managing Directors, as included in the remuneration policy, is set out in the following table:

€’000	J. Groen CEO	B. Wissink CFO	J. Gerbig COO	2021
Fixed remuneration
Base fee	475	450	450	1,375
Benefits	32	28	29	89
Pension allowance	50	50	50	150
Total fixed remuneration	557	528	529	1,614

The compensation package for the Management Board during 2021 consisted of the following fixed and variable components, which are discussed in more detail below:

•          Fixed annual base fee;

•          Benefits;

•          Pension;

•          STI; and,

•          LTIP consisting of conditional performance shares

Base fee

The base fee of the Managing Directors is a fixed-cash compensation paid monthly. The base fee remained unchanged in 2021.

Benefits

The Managing Directors are entitled to customary fringe benefits, such as expense allowances, reimbursement of costs incurred and a company car. In 2021, the Managing Directors received a company car or allowance, a working-from-home allowance and JET Pay.

Pension

The Managing Directors receive an annual cash allowance to participate in a pension scheme or obtain pension insurance and to obtain insurance for disability to work. The allowance amounts to €50,000 per year per Managing Director. No Managing Director participates in a collective pension scheme.

Short-term incentive (STI)

To motivate Managing Directors and incentivise delivery of performance over a one-year operating cycle, focusing on the short -or medium-term elements of the Company’s strategic aims, the remuneration includes variable remuneration in the form of an STI, which will be delivered partly in cash and, if applicable, partly as a deferred award of shares.

Any STI outcome achieved above the target pay-out level of 75% of base fee will be delivered as a deferred award of shares, with the period of deferral being three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further holding period of two years during which time awards may not normally be sold, except to pay tax on vesting. Deferred shares are no longer contingent on performance conditions nor future engagement.

Performance for the STI is measured over each financial year against stretching targets set by the Supervisory Board at the beginning of the year, based on the budget and taking into account the strategy aspirations.

The maximum level of the STI outcome for a Managing Director is 150% of base fee per year.

Long-term incentive plan (LTIP)

To motivate and incentivise delivery of sustained performance over the long-term, and to promote alignment with shareholders’ interests, the remuneration includes variable remuneration in the form of an LTIP. Awards under the LTIP may be granted in the form of conditional nil-cost options, awards or forfeitable shares which vest to the extent that performance conditions are satisfied over a period of at least three years.

Under the LTIP rules, vested awards may also be settled in cash (although this will typically be the case only if required to comply with non-Dutch and non-UK legal constraints). Vested awards for Managing Directors will be subject to a further holding period of two years during which time awards may not normally be exercised or sold, except to pay tax on vesting, but are no longer contingent on performance conditions nor future engagement.

Performance is measured over a period of three financial years against stretching targets set at the beginning of the performance period. After three years, vesting is determined by the Supervisory Board.

The target award level is 100% of base fee for the CEO and other Managing Directors, with a maximum of 200% of the target award payable for achieving stretch performance goals. The number of conditionally granted shares is 100% of the base fee divided by the share price average of the five-day period after the annual General Meeting. The formal limit under the LTIP allows vesting of 200% of the target level.

The Supervisory Board, at its sole discretion, will decide if and to what extent grants are made to individual Managing Directors. Grants shall be determined on the basis of a consistent granting policy and set as a percentage of the base fee of the relevant Managing Director.

In order to mitigate dilution, the Company may repurchase shares to cover the awards granted, effectively with the result that no new shares have to be issued when vested options are exercised or awards vest.

Compensation package Supervisory Board

The Company’s remuneration policy for the Supervisory Board was adopted at the AGM 2020 and continued to apply unchanged throughout 2021.

The main objective of the Supervisory Board remuneration policy is to attract and retain Supervisory Directors, taking into account the nature of the Company’s business, the Supervisory Board’s activities and the desired expertise, experience and independence of the Supervisory Directors, as set out in the profile of the Supervisory Board. The remuneration policy for the Supervisory Board aims to reward Supervisory Directors to utilise their expertise and experience to the maximum extent possible, to execute the responsibilities assigned to them including but not limited to the responsibilities imposed by the Dutch Civil Code, the Articles of association and the DCGC and, to the extent practicable, the UKCGC. The fees payable to the Supervisory Directors are determined by the Supervisory Board. The fees payable to the Chair of the Supervisory Board are determined by the Remuneration & Nomination Committee. All fees will be subject to periodic review. Pursuant to the remuneration policy for the Supervisory Board, the remuneration of the Supervisory Directors consists of the following elements: (i) fixed fee and committee fee; (ii) a market supplement and (iii) travel fee. There are no amounts reserved or accrued by the Company to provide pension, benefit, retirement or similar benefits for current Supervisory Directors.

Fixed fee and committee fee

The fixed fee for the Chair of the Supervisory Board has been set at €95,000, for the Vice-Chair of the Supervisory Board at €70,000 and for each other Supervisory Director at €60,000. The committee fee for the Chair of a committee has been set at €15,000 and for other committee members at €7,500.

Market supplement

In order to take into account fee level differences between the UK and the Netherlands, to accommodate onboarding from legacy Just Eat and legacy Takeaway.com within the Company and to reflect the additional complexity and time spent as a result of the context of being a Dutch incorporated company with a two-tier board structure, listed in the Netherlands and the United Kingdom, a market supplement for the Chair of the Supervisory Board has been set at €25,000, for the vice- Chair of the Supervisory Board at €20,000 and for other Supervisory Directors at €15,000.

Travel fee

Supervisory Board members living outside of the Netherlands also receive a travel fee to compensate for the additional time commitment due to travelling (when meetings are held outside their country of residence). The travel fee has been set at €2,000 for continental travel (per meeting) and at €4,000 for intercontinental travel (per meeting).

In addition, actual incurred costs are reimbursed. The remuneration for Supervisory Directors is not dependent on the results of the Company. The Company did not provide any loans, advances, guarantees, shares or options to its Supervisory Directors.

Total remuneration 2021

The total remuneration actually due to the individual Managing Directors, as well as the individual Supervisory Directors for the financial year 2021, is set out below, compared to 2020. With regard to each Managing Director the table provides for the different components of their remuneration.

The following table gives an overview of the expenses incurred by the Company in 2021 and 2020 in relation to the remuneration of the Management Board. These expenses are recognised by the Company over a number of years and are based on IFRS. Therefore, these costs do not reflect the market value of these awards at grant date or at the vesting date.

		Fixed remuneration			Variable remuneration
Name of Director, position	Reporting period	Base fee	Pension allowance	Benefits	One-year variable	Multi-year variable	Total remuneration	Proportion of fixed and variable remuneration
J. Groen – CEO	2021	475	50	32	327	298	1182	47% / 53%
	2020	475	50	31	478	310	1344	41% / 59%
B. Wissink – CFO	2021	450	50	28	310	274	1112	47% / 53%
	2020	450	50	22	454	278	1254	42% / 58%
J. Gerbig – COO	2021	450	50	29	310	267	1106	48% / 52%
	2020	450	50	1	454	265	1220	41% / 59%

For more information on the remuneration paid to M. Maloney in his capacity as Managing Director until 30 November 2021, refer to the section ‘Payments by participating interests’ below.

In 2021, €3.4 million was charged to the Company for remuneration of the current Managing Directors, including pension allowance and long-term incentive costs. The total costs for the deferred shares issued under the STI 2020 and the costs for the LTIP are recognised by the Company over a number of years and are based on IFRS. No loans, advances or guarantees were granted to the Managing Directors in 2021.

The following table gives an overview of the fees and expenses incurred by the Company in 2021 and 2020 in relation to the remuneration of the Supervisory Board.

Name of Director, position	Reporting period	Fixed Fee	Market supplement	Committee fees	Travel fee	Expenses	Total remuneration
A. Nühn – Chair Supervisory Board	2021	95	25	15	-	-	135
	2020	84	16	9	-	7	115
C. Vigreux – Vice-Chair Supervisory Board	2021	70	20	8		-	98
	2020	62	13	5	-	-	80
R. Teerlink – Supervisory Board member	2021	60	15	12		-	87
	2020	56	9	9	-	-	75
G. Burr – Supervisory Board member	2021	60	15	23	-	-	98
	2020	45	9	14	-		68
J. Palaniappan – Supervisory Board member	2021	60	15	-	2	-	77
	2020	43	9	-	-		53
J. Reck – Supervisory Board member	2021	-	-	-	-	-	-
	2020	7	-	-	-	-	7
D. Fisher – Supervisory Board member	2021	33	8	6	4	9	60
L. Lloyd – Supervisory Board member	2021	33	8	-	4	-	45

For any committee memberships of Supervisory Directors, please see "Item 6.A Directors and senior management.

In 2021, €600 thousand was charged to the Company for remuneration of the current Supervisory Directors, including the yearly fixed and other fees.

General overview of STI

The remuneration of the Managing Directors consists of a variable remuneration in form of STI, which will be delivered partly in cash and partly as a deferred award of shares in the Company to the extent the STI outcome achieved is above the target pay-out level of 75% of the base salary. The targets for the STI 2021 are as follows:

Target	Relative weight
Number of new consumers to exceed 26,2 million	25%
Number of active consumers to exceed 73,9 million	25%
Number of orders per consumer to exceed 11,6	25%
Certain personal / non-financial measures related to the internal organisational structure	25%

Based on the STI outcome for 2021, the Supervisory Board - following the recommendation of the Remuneration & Nomination Committee - has resolved that a cash amount will be awarded to the value of 40% of base fee to each Managing Director. This is included in the table above in the column 'one-year variable' for each Managing Director. No deferred shares were granted to the members of the Management Board under the 2021 STI.

Under the STI 2020, the number of deferred shares awarded was estimated to be 10,689 based on the five-day average share price prior to 31 December 2020. After adoption of the Annual Report 2021, a final number of 13,563 deferred shares were awarded, based on the five-day average share price after the AGM 2021.

General overview of LTIPs

The remuneration of the Managing Directors consists of a variable remuneration in the form of LTIPs, which includes the annual grant of conditional performance options. The table below contains information on the number of conditional share options granted to each Managing Director under the LTIP 2019-2021, LTIP 2020-2023 and LTIP 2021-2024. In addition, we provide further information about the applicable performance conditions per LTIP.

The conditional performance options granted as per 31 December 2016 (“LTIP 2017-2019”) vested on 31 December 2019 and the conditional performance options granted as per 31 December 2017 (“LTIP 2018-2020”) vested on 31 December 2020. As at the date of this report, 10,477 vested options under the LTIP 2017-2019 have been exercised.

	The main conditions of share option plans							Information regarding the reported financial year
								Opening balance			During the period			Closing balance
Name of Director, position	Specification	Performance period	Award date	Vesting date	End of holding period	Exercise period	Strike price of the share	Share options awarded at the beginning of the year	Share options awarded	Market value of share options awarded	Share options vested	Market value of share options vested	Share options subject to a performance condition	Share options awarded and unvested	Share options subject to a holding period
J. Groen	LTIP 2019-2021	2019-2021	31 December 2018	31 December 2021	n.a.	1 January 2022 to 31 December 2028	€54.62	11,655	-	-	11,655	564,918	-	-	n.a
CEO	LTIP 2020-2023	2020-2022	21 May 2020	21 May 2023	21 May 2025	22 May 2023 to 31 December 2033	€-	4,917	-	-	-	-	4,917	4,917	-
	LTIP 2021-2024	2021-2023	19 May 2021	19 May 2024	19 May 2026	20 May 2024 to 31 December 2034	€-	-	6,589	€475,001	-	-	6,589	6,589	-
B. Wissink	LTIP 2019-2021	2019-2021	31 December 2018	31 December 2021	n.a.	1 January 2022 to 31 December 2028	€54.62	10,198	-	-	10,198	494,297	-	-	n.a
CFO	LTIP 2020-2023	2020-2022	21 May 2020	21 May 2023	21 May 2025	22 May 2023 to 31 December 2033	€-	4,658	-	-	-	-	4,658	4,658	-
	LTIP 2021-2024	2021-2023	19 May 2021	19 May 2024	19 May 2026	20 May 2024 to 31 December 2034	€-	-	6,243	€450,058	-	-	6,243	6,243	-
J. Gerbig	LTIP 2019-2021	2019-2021	31 December 2018	31 December 2021	n.a	1 January 2022 to 31 December 2028	€54.62	9,470	-	-	9,470	459,011		-	n.a
COO	LTIP 2020-2023	2020-2022	21 May 2020	21 May 2023	21 May 2025	22 May 2023 to 31 December 2033	€-	4,658		-	-	-	4,658	4,658	-
	LTIP 2021-2024	2021-2023	19 May 2021	19 May 2024	19 May 2026	20 May 2024 to 31 December 2034	€-	-	6,243	€450,058	-	-	6,243	6,243	-
[1]the market value as include in this column represents the market value of the underlying shares based on the share price at the date of the award / at the date of vesting

LTIP 2019-2021

The conditional performance options granted as per 31 December 2018 and vested on 31 December 2021, are referred to as the LTIP 2019-2021. The targets for the vesting of the conditional performance options granted under the LTIP 2019-2021 and their relative weight were as follows:

Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed order growth after 2016	20%
Positive EBITDA margin for both Germany and the Company within 2 to 3 years after the IPO[1]	20%
The Netherlands EBITDA to continue to increase after 2016[2]	20%

[1]	The positive EBITDA margin for both Germany and the Company in this context means monthly positive EBITDA margins (whether or not the full year EBITDA margins are positive) as also disclosed in the prospectus dated 19 September 2016 on page 121
[2]	Following the higher than expected growth of Scoober, also in the Netherlands, we have amended the medium-term objective for the Netherlands from “Netherlands EBITDA margin to continue to increase” to “Netherlands EBITDA to continue to increase”

Application of the LTIP 2019-2021 as per 31 December 2018 resulted in the granting to the Managing Directors of a total of 31,323 conditional performance options. These options were granted upon the adoption of the Company’s annual accounts 2018. The exercise price of the conditional performance options is €54.62 (the average closing price of the shares at Euronext Amsterdam on the last five trading days before 31 December 2018).

These conditional performance options vested at 100% on 31 December 2021 based on the continued employment and the achievement of the targets set by the Supervisory Board, resulting in the vesting of 11,655 options to J. Groen, 10,198 options to B. Wissink and 9,470 options to J. Gerbig. As at the date of the report, no vested options under the LTIP 2019-2021 have been exercised.

LTIP 2020-2023

Conditional performance awards granted as per 21 May 2020 and expected to vest on 21 May 2023 are referred to as the LTIP 2020-2023.

The targets set by the Supervisory Board are determined based on full-year revenue growth (37.5%), relative total shareholder return (TSR) (37.5%) and a strategic target (25%). The awards have been granted in the form of nil-cost conditional performance options, which will vest if Just Eat Takeaway.com’s business develops in accordance with and in the direction of the medium-term targets as determined by the Supervisory Board.

The targets to be used for the vesting of the awards granted under the LTIP 2020-2023 as well as the achieved performance respectively are considered competitively sensitive and will therefore be published in the annual report after the relevant performance period.

Application of the LTIP 2020-2023 as per 21 May 2020 resulted in the granting to the Managing Directors of a total of 14,233 conditional nil-cost performance awards. The number of awards is 100% of the base fee divided by the share price average of the five-day period after the 2020 AGM. Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2020-2023 allows vesting of 200% of the target award level.

LTIP 2021-2024

Conditional performance awards granted as per 19 May 2021 and expected to vest on 19 May 2024 are referred to as the LTIP 2021-2024.

The targets set by the Supervisory Board are determined based on full-year revenue growth (37.5%), relative TSR (37.5%) and a strategic target (37.5%). The awards have been granted in the form of nil-cost conditional performance options, which will vest if Just Eat Takeaway.com’s business develops in accordance with and in the direction of the medium-term targets as determined by the Supervisory Board.

The targets to be used for the vesting of the awards granted under the LTIP 2021-2024 as well as the achieved performance respectively are generally considered competitively sensitive and will therefore be published in the annual report after the relevant performance period. However, the vesting of the LTIP 2021-2024 partially depends on the achievement of a strategic target on the reduction of Just Eat Takeaway.com's carbon emissions in scope 1 and 2 in accordance with the goals set out in "Item 4.B "Business Overview—Our carbon emission".

Application of the LTIP 2021-2024 as per 19 May 2021 resulted in the granting to the Managing Directors of a total of 19,075 conditional performance nil-cost awards. The number of awards is 100% of base fee divided by the share price average of the five-day period after the 2021 AGM. Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2021-2024 allows vesting of 200% of the target award level.

Clawback

In line with Dutch law and the Dutch Corporate Governance Code, the variable remuneration of a Managing Director may be reduced or (partly) recovered if certain circumstances apply.

In 2021, no variable remuneration was reclaimed from any Managing Director.

Compensation package’s compliance with remuneration policy

The remuneration granted to the individual Managing Directors in 2021 is compliant with the remuneration policy.

In 2021, no deviations from the procedure for the implementation of the remuneration policy for any Managing Director were made and no derogations itself have been applied.

The remuneration granted to the individual Supervisory Directors in 2021 is compliant with the remuneration policy.

Pay ratios within Just Eat Takeaway.com and annual change

The pay ratio from our CEO relative to the average pay of all employees, employed by Just Eat Takeaway.com, was nineteen to one in 2021 (2020: sixteen to one). As a comparison, the pay ratio from our CFO and COO relative to the average pay of all our employees was eighteen to one in 2021. These ratios are based upon total staff cost per average FTE in the year. This calculation includes the full total compensation and benefits, such as pension schemes, and share-based payments, payable to the CEO - respectively CFO and COO - and our employees.

The pay ratio was calculated between the total annual remuneration of the CEO, CFO or COO as applicable, and the average annual remuneration of the employees in which (a) the total annual remuneration of the CEO, CFO or COO as applicable - includes all remuneration components listed under 'Compensation Package Management Board' above (b) the average annual remuneration of employees is the total wage costs divided by the average number of FTEs during the year; and (c) the value of the share-based remuneration is determined in accordance with IFRS.

As expected, the pay ratio increases over time, driven by the growth of the number of couriers [and customer service agents] employed. However, it is important for us to continuously monitor the ratio between the highest and the average paid persons within Just Eat Takeaway.com.

Annual change	2017 vs 2016	2018 vs 2017	2019 vs 2018	2020 vs 2019	2021 vs 2020
Information regarding the reported financial year
J. Groen – CEO	10%	17%	23%	87%	-12%
B. Wissink – CFO	4%	17%	28%	89%	-11%
J. Gerbig – COO	3%	18%	35%	84%	-9%

Company performance
Revenue	50%	42%	79%	391%	120%
Adjusted EBITDA	-51%	59%	216%	1454%	-267%
Orders	38%	38%	70%	228%	33%

Average remuneration on a full-time equivalent basis of employees
Employees of Just Eat Takeaway.com	3%	-19%	23%	41%	-33%

The table above contains an overview over the past five years.

Share ownership

Share ownership members of the Management Board

As at 31 December 2021, the Managing Directors held shares in the Company as set out below.

Numbers of shares held	J. Groen CEO[1]	B. Wissink CFO	J. Gerbig COO[2]
Numbers of shares held as at 31 December 2021	15,324,546	115,581	310,000
[1] Shares are held indirectly with the exception of 5,780 shares which are held directly
[2] Shares are held indirectly

In addition to the shareholdings described above, on 1 January 2022, the first tranche of the STI 2020 awards vested. As a consequence of the vesting 1,561 shares were delivered to J. Groen and 1,479 shares were delivered to B. Wissink and J. Gerbig, respectively.

Share ownership members of the Supervisory Board

David Fisher and Lloyd Frink held securities in Grubhub prior to the Grubhub Acquisition, which were rolled-over into securities in the Company. As at 31 December 2021, David Fisher held 20,330 ADSs and 31,530 vested options, which upon exercise can be settled in 31,530 ordinary shares or 157,650 ADSs. As per the same date, Lloyd Frink held 282,354 ADSs and 37,168 vested options, which upon exercise can be settled in 37,168 ordinary shares or 185,840 ADSs. As per 31 December 2021, no other Supervisory Board members held securities in the Company.

Payments by participating interests

Other than set out below, during 2021, no remuneration for members of the Management Board has been made at the account of any participating interest of the Company.

From 15 June 2021 until 30 November 2021 M. Maloney was a member of the Management Board and in this capacity his maximum remuneration by Just Eat Takeaway.com was bound by the remuneration policy of the Management Board. However, as M. Maloney did not enter into a management agreement with the Company, he did not benefit from the compensation package under the Company's remuneration policy or severance arrangement for the Management Board.

In the period from 15 June 2021 until 30 November 2021, M. Maloney received an amount of EUR 249,915 from the Company's indirect subsidiary, Grubhub, which includes the pro-rata payment of his annual base fee of EUR 450,000.

As per 8 August 2020, Grubhub established the Grubhub Inc. Executive Severance Plan (the “GH Severance Plan”). Grubhub qualified M. Maloney as Tier 1 Participant and his severance due to termination of his employment relationship with Grubhub was calculated accordingly. Grubhub has filed the GH Severance Plan with the SEC in 2020 and the document remains publicly available on the SEC's website. The address of this website is http://www.sec.gov.

Severance arrangements

Contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of employment. In that situation, the severance package is equal to the sum of the six-month gross fixed base fee of the respective Managing Director. The contractual severance arrangements are compliant with the Dutch Corporate Governance Code. There are no contractual arrangements in place for compensation for Managing Directors for non-voluntary termination of service in case of a take-over bid of the Company.

During 2021, no severance payments were granted by the Company to members of the Management Board and the Supervisory Board. During 2021, M. Maloney resigned as member of the Management Board and his resignation was accepted by the Supervisory Board as per 1 December 2021. M. Maloney did not receive any severance pay from the Company.

C. BOARD PRACTICES

Information about our current Articles of association, Charter of the Management Board, and Charter of the Supervisory Board can be found on the Company’s corporate website.

Information regarding the Company’ board practices can be found under “Item 6.A — Directors and senior management”, “Item 10.B Memorandum and articles of association—Management Board — Terms of appointment”, “—Employment, Service and Severance Agreements”, “Item 10.B  Memorandum and articles of association—Supervisory Board — Terms of appointment” and “—Employment, Service and Severance Agreements”

As per 31 December 2021, the Supervisory Board had two committees in place: an Audit Committee and a combined Remuneration & Nomination Committee. Each committee consists of at least three members, who are appointed by the Supervisory Board. For additional information about the committees please see “Item 10.B Memorandum and articles of association—Supervisory Board Committees”.

D. EMPLOYEES

The geographic spread of the average number of our employees (FTE) is as follows:

	Year ended 31 December
FTE (average)	2021	2020	2019	2021 to 2020	2020 to 2019
North America	3,766	1,625	-	(% change)	(% change)
Northern Europe	7,072	3,765	2,256	88%	67%
UK & Ireland	1,521	480	-	217%	100%
Southern Europe & ANZ	4,931	1,603	668	208%	140%
Head office	2,945	1,482	574	99%	158%
Total	20,235	8,955	3,498	126%	156%

The average FTE represent the employees, grown either via acquisitions or through organic growth, that are directly employed by Just Eat Takeaway.com in 2021. Independent contractors or couriers hired through third-party delivery companies or agencies are not included. The average number of temporary workers employed in 2021 was 611.

In 2021, in Italy and Spain, Just Eat Takeaway.com worked with its employed couriers and their representatives to agree collective labour agreements, pioneering in the last-mile delivery industry.

Despite our ambition and efforts, parts of our courier workforce may be dissatisfied with the current working conditions, and we may not be able to avoid labour disputes, strikes or similar actions. The risk of conflicts with our employed couriers has increased since the working conditions in the food delivery branch have come to the attention of labour unions, increasing the potential for labour-related disputes. Just Eat Takeaway.com also recognises and respects the value of legitimate employee representation and respects the right of our employees to join a union or establish a workers' organisation in accordance with the applicable laws. In 2021, we saw in multiple markets that our employed couriers did not follow labour unions’ calls to strikes, but some couriers participated in demonstrations around working conditions in the industry.

E. SHARE OWNERSHIP

In 2021, the Company maintained thirteen share and option plans for employees:

•	the (newly adopted) Employee Long Term Incentive Plan;
•	the (newly adopted) Employee Short Term Incentive Plan;
•	the Employee Share Option Plan;
•	the “rolled over” Just Eat Deferred Share Bonus Plan 2018, Just Eat Sharesave Scheme, Just Eat Ireland Sharesave Scheme and Just Eat International Sharesave Scheme;
•	the Just Eat Takeaway.com Performance Share Plan and Just Eat Takeaway.com Restricted Share Plan;
•	the “rolled over” Grubhub Inc. 2015 Long-Term Incentive Plan, the Grubhub Inc. 2013 Omnibus Incentive Plan, the SCVNGR Inc. 2013 Stock Incentive Plan and the Tapingo Ltd. 2011 Option Plan ("the Grubhub rollover plans" and collectively with the other plans the “Employee Share Plans”).

Pursuant to the Employee Share Plans and subject to their respective terms and conditions, participants are entitled to receive a number of STAK depositary receipts and/or a number of rights to subscribe for STAK depositary receipts. Generally, upon vesting of a grant and, where relevant, exercise of options under any of the Employee Share Plans, STAK receives the relevant number of shares or CDIs to hold for the benefit of the relevant participants. STAK, in due observance of its articles of association and in accordance with its terms and conditions of administration, issues one depositary receipt to the relevant eligible participant for each share or CDI transferred to it for the benefit of such eligible participant. Based on the STAK’s terms and conditions, STAK exercises the voting rights attributable to the shares and CDIs it holds and administers at its own discretion. In 2021, the STAK did not yet hold securities on behalf of participants of the Grubhub rollover plans after vesting or exercise of grants.

For information regarding the share ownership of our Managing Directors and Supervisory Directors, see “Item 6.B. Compensation” and “Item 7.A.Major Shareholders”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Applicable Laws contain requirements regarding the disclosure of capital interests and voting rights in companies listed on Euronext Amsterdam and the London Stock Exchange and registered in the United States.

In accordance with the filing requirements, the percentages shown include both direct and indirect capital interests and voting rights and both real and potential capital interest and voting rights. According to the register of the Dutch Financial Supervision Authority (AFM) as at 14 February 2022, shareholders who have disclosed holdings exceeding the 3% threshold are as follows:

Name	Date of notification obligation	Capital Interest #	Capital Interest %	Voting Interest #	Voting Interest %
Gribhold B.V. (founder)	15-Jun-21	15,318,766	7.24%	15,318,766	7.24%
Caledonia (Private) Investments Pty Limited	15-Jun-21	13,782,018	6.51%	13,782,018	6.51%
Tiger Global Management LLC	13-Apr-21	7,692,497	5.17%	7,692,497	5.17%
S.A. Klarman	13-Oct-21	10,917,062	5.13%	10,917,062	5.13%
Cat Rock Capital Management LP	4-Oct-21	10,905,437	5.13%	10,905,437	5.13%
BlackRock, Inc.	23-Nov-21	7,443,747	3.50%	8,855,983	4.17%
Norges Bank	22-Dec-21	7,110,360	3.34%	7,110,360	3.34%
Templeton Global Advisors Limited	11-Oct-21	6,653,455	3.13%	6,653,455	3.13%
Baillie Gifford & Co	10-Feb-22	0	0.00%	6,499,151	3.06%
JP Morgan Chase & Co	5-Oct-21	6,405,862	3.01%	6,405,862	3.01%

Additional Significant Shareholding Disclosure

Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer filed with the SEC an amendment to Schedule 13G under the Exchange Act on 14 February 2022 disclosing that as of 31 December 2021 they had shared beneficial ownership of 13,394,170 ordinary shares in a combination of shares and American Depositary Shares representing 6.3% of the Company’s ordinary shares outstanding.

The Baupost Group, L.L.C., Baupost Group GP, L.L.C. and Seth A. Klarman filed with the SEC a Schedule 13G under the Exchange Act on 14 February 2022 disclosing that as of 31 December 2021 they had shared beneficial ownership of 14,034,169 ordinary shares representing 6.6% of the Company’s ordinary shares outstanding.

Cat Rock Capital Management LP and Alexander Captain filed with the SEC an amendment to Schedule 13D under the Exchange Act on 21 December 2021 disclosing that as of that date they had shared beneficial ownership of 14,791,008 ordinary shares representing 6.96% of the Company's ordinary shares outstanding.

It is possible that the stated interests differ from the current interests of the relevant shareholder.

As part of the consideration for the Acquired German Businesses, Delivery Hero SE obtained 5,733,726 ordinary shares in the share capital of the Company and 3,766,274 warrants granting rights to acquire 3,766,274 ordinary shares. As a result of the issuance and transfer of 5,733,726 ordinary shares on 1 April 2019, Delivery Hero had a shareholding of 9.99% in the Company. On 15 May 2019, Delivery Hero’s conversion of the warrants resulted in an increase of Delivery Hero’s interest to 15.53%. Delivery Hero’s shareholding changed due to transactions conducted by Delivery Hero starting in April 2019 and, to a lesser degree, dilution due to issuances of new shares by the Company. On 12 January 2022, Delivery Hero notified the AFM that its shareholding had decreased below the notifiable 3% threshold.

Changes in percentage ownership by major shareholders during the past three years were the result of issuances of new shares by the Company in connection with acquisitions. In particular, Gribhold B.V.'s interest in the Company was diluted due to the issuance of new shares as part of the equity component of the acquisitions of the Acquired German Businesses in 2019, Just Eat in 2020 and Grubhub in 2021 as well as an accelerated bookbuild in 2019.

There were 8 registered holders of ADSs as at 14 February 2022 all of which have a registered address in the United States. This number includes one holder through which the vast majority of ADSs are held on behalf of all so-called 'street holders’. As per 14 February 2022, to the best of the Company’s knowledge, approximately 3.56% of the Company’s issued share capital was represented by ADSs.

For information regarding the share ownership of and entitlement to options by the Company’s Managing Directors and Supervisory Directors, see "Item 6.B- Compensation".

Each of the Company's shareholders is entitled to one vote per ordinary share. None of the Company's shareholders has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company. As far as the Company is aware, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

B. RELATED PARTY TRANSACTIONS

Please see Note 15 ("Investments in associates and joint ventures") and Note 28 (“Related party transactions”), respectively, of the financial statements, which form part of this annual report. In 2019, a €1.7 million loan to related party Takeaway.com Asia B.V. was fully repaid. Just Eat Takeaway.com did not enter into new loans with related parties that are not members of the group in 2019.

The Company further reports that Just Eat Takeaway.com did not enter into material transactions with related parties in 2021, 2020 and 2019 that are not members of Just Eat Takeaway.com. Please also see Note 28 ("Related party transactions") of the financial statements, which form part this annual report for 2021 and 2020.

Other than described in "Item 6.B Compensation", the Company also did not enter into any transactions with its Managing Directors or Supervisory Directors.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements

Our consolidated financial statements can be found at the end of this annual report, see pages F-1 to F-69.

Legal proceedings

From time to time we may become involved in legal, governmental or arbitration proceedings or be subject to claims arising in the ordinary course of our business. For more information on litigation, please see Note 30 ("Contingent Liabilities") of the financial statements, which form part of this annual report. Regardless of the outcome, litigation can have an adverse impact on us because of defence and settlement costs, diversion of management resources and other factors.

Dividend policy

For information on the Company's dividend policy, please see "Item 10.B. Memorandum and articles of associations".

B. SIGNIFICANT CHANGES

Please see Note 32 ("Events after the reporting period") of the financial statements, which form part of this annual report for details regarding events subsequent to the reporting period.

ITEM 9. OFFER AND LISTING DETAILS

A. OFFERING AND LISTING DETAILS

Throughout 2021, the Company’s shares were traded at Euronext Amsterdam (ticker symbol: TKWY) and its CREST depositary receipts (CDIs) were traded at the London Stock Exchange (ticker symbol: JET). In addition, the Company’s American Depositary Shares (ADSs) have been traded on Nasdaq (ticker symbol GRUB) since 15 June 2021.

In light of the enlarged and more globalised investor base that Just Eat Takeaway.com has following completion of the Grubhub acquisition, and in the interests of both Just Eat Takeaway.com and the Company’s shareholders, in January 2021 the Company announced its intention to take a period of time in which to determine the optimal listing venues for its long-term future. As part of this assessment, the Company considered, amongst other things, liquidity, and trading volumes across the listings it has in Amsterdam, London and New York. As announced on 8 February 2022 on Form 6-K, the Company has progressed its review to determine optimal listing venues and decided to delist its ADSs from the Nasdaq Global Select Market by the end of the first quarter of 2022. The Company expects its ADSs to be quoted and traded on the OTC Markets via a sponsored Level I Programme following the voluntary delisting. The assessment of the optimal listing venues is ongoing and as a result, the Company remains listed on Euronext Amsterdam and the London Stock Exchange until otherwise decided.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The ADSs have been listed on Nasdaq under the symbol “GRUB” since 15 June 2021. Our CDIs have been listed on the London Stock Exchange under the symbol “JET” since 4 February 2020 and our ordinary shares have been listed on Euronext Amsterdam under the symbol “TKWY” since September 2016.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The governance structure of Just Eat Takeaway.com N.V., a company organised under Dutch law, as embedded in the Company’s Articles of association, Charter of the Management Board and Charter of the Supervisory Board, each as per 31 December 2021 is set out in this section. In 2021, the Company was the ultimate parent company of Just Eat Takeaway.com.

Information about our current Articles of association, Charter of the Management Board, and Charter of the Supervisory Board can be found on the Company’s corporate website.

The Company has a two-tier board structure, consisting of a Management Board and a Supervisory Board, who are collectively responsible for the corporate governance structure of Just Eat Takeaway.com.

Pursuant to article 2.2 of the Articles of association, the Company’s purposes are:

•	to incorporate, participate in and conduct the management of other companies and enterprises;
•	to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;
•	to acquire, dispose of, manage and utilise real property, personal property and other goods, including patents, trademark rights, licences, permits and other industrial property rights;
•

to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness and to enter into agreements in connection with aforementioned activities; and

to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, group companies and third parties,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.

Pursuant to the Articles of association and Dutch law, the approval of the Supervisory Board and the General Meeting is required for resolutions of the Management Board regarding a significant change in the identity or nature of the Company or its business enterprise, including in any event to:

•	transfer the business enterprise or practically the entire business enterprise to a third party;
•	conclude or cancel any long-lasting cooperation by the Company or a Company subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to the Company; and
•	acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of the Company, by the Company or a Company subsidiary.

In addition, the Listing Rules set out requirements for the Company’s shareholders to approve: (i) certain larger “significant” transactions which exceed certain “class test” ratios (commonly referred to as “Class 1 transactions”); (ii) certain indemnity and break fee arrangements; and (iii) certain larger “related party” transactions. Companies with a premium listing on the UK Official List must also comply with the requirements of Listing Rule 10.5 (Class 1 requirements) in relation to a “reverse takeover.”

 Management Board

Powers, responsibilities and functioning

The Management Board’s responsibilities include, among other things, defining and attaining Just Eat Takeaway.com’s objectives, determining our strategy and risk management policy and day-to-day management of Just Eat Takeaway.com’s operations, subject to the supervision of the Supervisory Board. In performing its duties, the Management Board is guided by the interests of the Company, Just Eat Takeaway.com and its business. The Management Board must establish a position on the relevance of long-term value creation for the Company and its business and take into account relevant stakeholder interests (including our shareholders). The Management Board conducts an annual performance review to identify any specific training or educational needs for each member.

The Management Board shall provide the Supervisory Board in good time with all information necessary for the exercise of the duties of the Supervisory Board. The Management Board is required to inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the Company, at least once per year. The Management Board must submit certain important decisions to the Supervisory Board and/or the General Meeting for their approval, as described in more detail below.

Composition, appointment and removal

The Articles of association and the Charter of the Management Board provide that the Management Board shall have two or more members and that the Supervisory Board will determine the exact number of Managing Directors. One of the Managing Directors shall be appointed as CEO and one as CFO. The Supervisory Board may grant other titles to other Managing Directors, if appointed.

As at 31 December 2021, the Management Board consisted of three Managing Directors: the CEO, the CFO and the COO. Following the completion of the Grubhub Acquisition on 15 June 2021, the Management Board was increased to four members. On 8 October 2021, it was announced however that Matt Maloney decided to step down to pursue other opportunities. Following Matt Maloney’s resignation as per 1 December 2021, the Management Board comprises three Managing Directors.

Managing Directors are appointed by the General Meeting. If a Managing Director is to be appointed, the Supervisory Board will make a binding nomination. The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If no nomination has been made by the Supervisory Board within 60 days after a request by the Management Board, this must be stated in the notice and the Management Board will make a non-binding nomination. If no such nomination has been made by the Management Board, this must also be stated in the notice and the General Meeting may appoint a Managing Director at its discretion.

The General Meeting can vote to disregard the binding nomination of the Supervisory Board, provided that such vote is passed by an absolute majority that represents at least one-third (1/3) of the issued share capital of the Company. If the General Meeting votes to disregard the binding nomination of the Supervisory Board, a new General Meeting will be convened, and the Supervisory Board will make a new binding nomination. For the avoidance of doubt, a second General Meeting as referred to in Dutch law cannot be convened in respect hereof.

The Supervisory Board may propose the suspension or dismissal of a Managing Director to the General Meeting. If this is the case, the resolution is adopted by an absolute majority without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Managing Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital.

The Supervisory Board may also at any time suspend (but not dismiss) a Managing Director. A General Meeting must be held within three months after the suspension of a Managing Director has taken effect, during which a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months, taking into account the majority and quorum requirements described above. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting. If no such resolution is adopted, or the General Meeting has not resolved to dismiss the Managing Director, the suspension will cease after the period of suspension has expired.

Term of appointment

A Managing Director shall be appointed for a term up to, at the latest, the end of the Annual General Meeting held in the year following the year of appointment. However, the term of appointment of a Managing Director shall not end for as long as such resignation would result in no Managing Director being in office.

All Managing Directors were reappointed at the AGM on 12 May 2021.

The re-election of the current Managing Directors will be proposed at the 2022 AGM.

Employment, Service and Severance Agreements

The three Managing Directors each have a service agreement with the Company. The terms and conditions of these service agreements are governed by Dutch law. The contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a termination of the service agreement at the initiative of the Company. In that situation, the gross severance payment is equal to the sum of the six-month gross fixed base fee of the respective Managing Director.

Meetings and decisions

The Management Board shall meet whenever requested by a Managing Director. Pursuant to the Charter of the Management Board, the Managing Directors shall endeavour to achieve that Management Board resolutions are adopted unanimously as much as possible. Where unanimity cannot be reached and Dutch law, the Articles of association or the Charter of the Management Board do not prescribe a larger majority, resolutions of the Management Board are adopted by an absolute majority of the votes cast. In case of a tie in votes, the resolution will be adopted by the Supervisory Board, unless there are more than two Managing Directors entitled to vote, in which case the CEO shall have a casting vote.

Management Board decisions can also be adopted without holding a meeting, provided those resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all Managing Directors entitled to vote have consented to adopting the resolutions outside a meeting.

Resolutions of the Management Board regarding a significant change in the identity or nature of the Company or its business require the approval of the Supervisory Board and of shareholders in a General Meeting.

Pursuant to the Articles of association and the Charter of the Management Board, the Management Board shall obtain the approval of the Supervisory Board for a number of resolutions which concern, among others:

•	the operational and financial objectives of Just Eat Takeaway.com;
•	the strategy designed to achieve those objectives;
•	the parameters to be applied in relation to the strategy, for example in respect of the financial ratios;
•	the aspects of corporate social responsibility relevant to the activities of Just Eat Takeaway.com;
•	the issue or grant of rights to subscribe for and acquisition of shares in the capital of the Company;
•	entering into credit facilities and/or loan agreements or obligations of any kind or nature, in each case if the relevant principal amount exceeds €100 million;
•	a proposal to amend the Articles of association or the Charter of the Management Board;
•	a proposal to dissolve the Company;
•	an application for bankruptcy or for suspension of payments; and
•	the termination of the employment of a substantial number of employees of Just Eat Takeaway.com at the same time or within a short period of time.

Conflict of interest

Managing Directors must report any (potential) conflict of interest to the Chair of the Supervisory Board and the other members of the Management Board immediately. The Supervisory Board shall decide whether a conflict of interest exists.

The Managing Director who has a (potential) conflict of interest shall not participate in discussions and decision-making on a subject or transaction in relation to which he has a conflict of interest with the Company.

When the conflict relates to the CEO, the relevant resolution can be adopted without the CEO’s vote. Decisions to enter into transactions in which there are conflicts of interest with one or more Managing Directors require the approval of the Supervisory Board if they are of material significance to the Company or to the relevant Managing Directors.

During 2021, no such conflicts of interest were reported.

Supervisory Board

Powers, responsibilities and functioning

The Supervisory Board supervises the policies created and rolled out by the Management Board and the general affairs of the Company and its business enterprise. In so doing, the Supervisory Board also focuses on the effectiveness of Just Eat Takeaway.com’s internal risk management and control systems and the integrity and quality of the financial reporting. The Supervisory Board also provides advice to the Management Board. In performing its duties, the Supervisory Directors are required to be guided by the interests of the Company and its business enterprise, taking into consideration the interests of Just Eat Takeaway.com’s stakeholders. The Supervisory Board must also observe the responsible business issues that are relevant to the Company.

Composition, appointment and removal

The Articles of association provide that the Supervisory Board shall consist of at least three Supervisory Directors, with the exact number of Supervisory Directors to be determined by the Supervisory Board. Only natural persons (not legal entities) may be appointed. The General Meeting appoints the Supervisory Directors upon a binding nomination by the Supervisory Board.

The Articles of association also stipulate that one Supervisory Director shall be appointed upon a binding nomination by Gribhold until the date it becomes public information by means of the AFM register that Gribhold holds less than 10% of the Company’s issued share capital. With the completion of the Grubhub Acquisition, the shareholding of Gribhold diluted and fell below that threshold and, as a result, Gribhold no longer has the right to provide the binding nomination for the appointment of a Supervisory Director as per 15 June 2021.

The General Meeting may at any time overrule the binding nomination by an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital. Should the General Meeting overrule the binding nomination, a new meeting shall be convened and the party who made the initial binding nomination shall make a new binding nomination. A second general meeting as referred to under Dutch law cannot be convened in respect hereof.

The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If a nomination has not been made, this must be stated in the notice of the General Meeting and the General Meeting may appoint a Supervisory Director at its discretion.

The Supervisory Board has drawn up a profile for its size and composition, taking into account the nature of Just Eat Takeaway.com’s business activities and addressing:

i.	the desired expertise and background of the Supervisory Directors;
ii.	the desired diverse composition of the Supervisory Board;
iii.	the size of the Supervisory Board; and
iv.	the independence of the Supervisory Directors.

The profile of the Supervisory Board can be found on the Company’s corporate website.

The Supervisory Board may propose to the General Meeting to suspend or dismiss a Supervisory Director. If this is the case, the resolution is adopted by an absolute majority without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Supervisory Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued ordinary share capital.

A General Meeting must be held within three months after suspension of a Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another two months. The suspended Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Director, the suspension will cease after the period of suspension has expired.

Term of appointment

A Supervisory Director shall be appointed for a term up to at the latest the end of the Annual General Meeting held in the year following the year of (re-)appointment at the latest. However, the term of appointment of a Supervisory Director shall not end for as long as such resignation would result in no Supervisory Directors being in office.

All Supervisory Directors were reappointed at the AGM on 12 May 2021, including David Fisher. However, the resolution regarding Mr. Fisher's appointment had a significant number (20%) of votes cast against it. The Management Board and the Investor Relations department engaged with our shareholders and the Company believes that certain shareholders voting against this resolution relied on an initially incorrect publication by a leading governance agency stating that Mr. Fisher may be ‘over-boarded’ upon his reappointment (even though this publication was later correct and converted into a “FOR” recommendation).

Corinne Vigreux was reappointed at the binding nomination of Gribhold, whose right for making a binding nomination for one Supervisory Director ended with the completion of the Grubhub Acquisition on 15 June 2021.

The Dutch Corporate Governance Code generally limits the total term of office of supervisory directors to a term of eight years but also recognises that reappointment after an eight year term may be desired. In the case of a reappointment after eight years (or more), reasons for the reappointment will have to be given in the Supervisory Board report for the relevant year(s) in question. The Supervisory Board has a rotation plan with the different anticipated dates of retirement for each of the Supervisory Directors assuming that the Supervisory Directors are nominated and re-appointed each year and would serve a period of eight years. This rotation plan is available at the Company's corporate website.

The re-election of the Supervisory Directors, other than Gwyn Burr, will be proposed at the 2022 Annual General Meeting. Gwyn has informed the Company that she will not be available for reappointment at the 2022 AGM.

Employment, Service and Severance Agreements

The relationship between the Company and each of the Supervisory Directors is governed by a letter of appointment, which is governed by Dutch law. These letters do not contain any severance provisions. For Information regarding the compensation of the Supervisory Directors, please see “Item 6.B Compensation—Compensation package of the Supervisory Board" above.

Meetings and decisions

The Supervisory Board shall meet at least four times a year and whenever one or more Supervisory Directors or Managing Directors request a meeting. Unless the Supervisory Board decides otherwise, Managing Directors will attend Supervisory Board meetings, except where meetings concern matters including board evaluations, the profile of the Supervisory Board, and conflicts of interest. Meetings of the Supervisory Board are generally held at the Company’s offices but may also be held elsewhere. During the year ended 31 December 2021, these meetings were held remotely to ensure compliance with relevant Covid-19 related measures and to ensure the safety of the directors during the Covid-19 pandemic. In 2021, only one meeting took place in Amsterdam face-to-face.

According to the Charter of the Supervisory Board, resolutions of the Supervisory Board can only be adopted in a meeting at which at least half of the Supervisory Directors entitled to vote are present or represented. The Supervisory Directors shall endeavour to achieve that resolutions are adopted unanimously as much as possible. Where unanimity cannot be reached and the Dutch law, the Articles of association or the Charter of the Supervisory Board do not prescribe a larger majority, resolutions of the Supervisory Board are adopted by a majority vote. In the event of a tie vote, the proposal shall be rejected.

The Supervisory Board may also adopt resolutions outside a meeting with due observance of the Charter of the Supervisory Board.

Conflict of interest

Supervisory Directors (other than the Chair) must report any (potential) conflict of interest to the Chair of the Supervisory Board immediately. If the (potential) conflict of interest involves the Chair of the Supervisory Board, it must be reported to the Vice-Chair of the Supervisory Board. The Supervisory Board shall decide whether a conflict of interest exists.

The Supervisory Director who has a (potential) conflict of interest shall not participate in discussions and decision-making on a subject or transaction in relation to which the Supervisory Director has a conflict of interest with the Company. Decisions to enter into transactions under which members of the Supervisory Board have conflicts of interest that are of material significance to the Company and/or to the relevant member(s) of the Supervisory Board, require the approval of the Supervisory Board.

During 2021, no such conflicts of interest were reported.

Supervisory Board Committees

Establishing committees does not diminish the responsibility of the Supervisory Board and the Supervisory Directors for obtaining information and forming an independent opinion. The committees cannot adopt resolutions on behalf of the Supervisory Board. Their meetings are subject to the same requirements as for Supervisory Board meetings and each committee informs the Supervisory Board of its deliberations and findings, and on matters including their duties and composition and items discussed during committee meetings. Additionally, the Audit Committee informs the Supervisory Board of the results of the annual statutory audit.

As per 31 December 2021, the Supervisory Board had two committees in place: an Audit Committee and a combined Remuneration & Nomination Committee. Each committee consists of at least three members, who are appointed by the Supervisory Board. A member of each committee shall be appointed as its Chair, provided they are not the Chair of the Supervisory Board or a former Managing Director.

Audit Committee

As set out in the Audit Committee Charter, the Audit Committee prepares the Supervisory Board’s decision-making regarding the supervision of the integrity and quality of Just Eat Takeaway.com’s financial reporting and the effectiveness of the Company’s internal risk management and control systems. The Audit Committee monitors the Management Board in matters relating to relations with auditors, funding, information technology, cybersecurity, and tax. The Audit Committee’s responsibilities also include oversight of the internal audit function, monitoring the financial reporting process and internal control systems, and determining the selection process for the external auditor and its independence.

As per 31 December 2021, the Audit Committee had the following members: David Fisher (Chair), Adriaan Nühn, Ron Teerlink and Gwyn Burr.

The Governance Rules require all members of the Audit Committee to be independent, and at least one member of the Audit Committee must have recent and relevant financial experience. The Audit Committee as a whole shall have competence relevant to the sector in which the Company operates. Each of the members of the Audit Committee qualifies as being independent and the Audit Committee has sufficient competence in accordance with the Governance Rules.

With reference to meetings of the Audit Committee, the internal auditor and the external auditor, unless the Audit Committee decides otherwise, and the CEO may attend meetings at the invitation of the Audit Committee.

Remuneration & Nomination Committee

As set out in the he Remuneration & Nomination Committee Charter, t he Remuneration & Nomination Committee prepares the Supervisory Board’s decision-making regarding, among others, the remuneration of the Managing Directors, selection criteria and appointment procedures for Managing and Supervisory Directors, assessment of the composition and performance of the Supervisory Board and Management Board, and drafting the Company’s diversity policy for the composition of the Management Board and the Supervisory Board.

As per 31 December 2021, the Remuneration & Nomination Committee had the following members: Gwyn Burr (Chair), Adriaan Nühn and Corinne Vigreux. All members of the Remuneration & Nomination Committee are independent.

Indemnification

The terms of the Management Board’s and Supervisory Board’s indemnification are provided in the Articles of Association. Third party directors’ and officers’ liability insurance was in place for all Managing Directors and Supervisory Directors throughout 2021 and is also currently in place.

Diversity

As set out in the diversity policy drawn up by it, the Supervisory Board aims for a diverse composition in respect of, and shall therefore strive for a fair balance between, nationality, experience, expertise, education, culture, gender, age and work background of its members. This is also reflected in the Company's Supervisory Board profile.

When nominating a candidate for appointment the qualifications (such as expertise and experience) of the candidate and the specific requirements for the position to be filled shall prevail; nevertheless, the Supervisory Board strives to have at least 30% female and 30% male membership.

As at 31 December 2021, the Supervisory Board consisted of seven members, five male and two female. Although the company strives for a diverse Management Board and Supervisory Board, as a consequence of mergers and acquisitions the current composition is currently not in conformity with the desired gender balance. In respect of new appointments, the Supervisory Board will only nominate female candidates for appointment to the Supervisory Board until 30% of the Supervisory Board is female.

As also set out in its diversity policy, the Supervisory Board pays great value to diversity in the composition of the Management Board. In particular it strives to have members with a background (nationality, work experience, skills or otherwise) that is diverse and relevant for the sector and the principal countries where Just Eat Takeaway.com has a presence. In addition, and although challenging in the Company’s business, the Company strives to have a Management Board consisting of at least 30% male and at least 30% female members. Nevertheless, other factors such as age and education should also be taken into account. Similarly, Just Eat Takeaway.com strives for a diverse composition of its senior management.

When nominating a candidate for appointment, the qualifications (such as expertise and experience) of the candidate and the specific requirements for the position to be filled shall prevail.

As at 31 December 2021, the Management Board consists of three members, all male. The Supervisory Board will take the balanced composition requirements into account when nominating and selecting new candidates for the Supervisory Board and the Management Board. However, the Supervisory Board is of the opinion that gender is only one element of diversity, and that experience, background, knowledge, skills and insight are equally important and relevant criteria in selecting new members.

Insider Dealing Policy

The Company has an insider dealing policy, which was applied throughout Just Eat Takeaway.com. Everyone involved with Just Eat Takeaway.com is responsible for keeping inside information confidential. If a person is in possession of inside information, they should not deal in Just Eat Takeaway.com’s securities (shares, CDIs, ADSs, options or convertible bonds).

Under the Company’s insider dealing policy and in accordance with Applicable Laws, the Supervisory Board and Management Board may not deal in the Company’s securities during a closed period, regardless of whether they possess inside information. The Company’s closed periods are:

•	The periods of at least two months immediately prior to the publication of Just Eat Takeaway.com’s annual results and at least 30 calendar days prior to the publication of Just Eat Takeaway.com’s half-yearly financial report; and
•	The period of approximately three weeks prior to the publication of Just Eat Takeaway.com’s interim trading updates.

Just Eat Takeaway.com employees and third-party consultants may generally also not deal in the Company’s securities if and as long as they are included on the Company’s insider list.

The Management Board established a disclosure committee to establish and maintain disclosure controls and procedures in respect of inside information. In 2021, this committee consisted of the Managing Directors, the VP investor relations and the company secretary.

Dividend policy

The Company intends to retain any future distributable profits to expand the growth and development of Just Eat Takeaway.com’s business and, therefore, does not anticipate paying any dividends to shareholders in the foreseeable future.

In case of a potential dividend distribution, dividends will be payable no later than 30 days after the date when they were declared, unless the Management Board determines a different date. Dividends which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and be carried to the Company’s reserves.

Uncollected Dividends

A claim for any declared dividend and other distributions lapses five years and one day after the date on which those dividends or distributions became payable. Any dividend or distribution that is not collected within this period will be considered to have been forfeited to Just Eat Takeaway.com and shall be added to the reserves.

General Meeting

General Meetings must be held at least once a year and generally take place in Amsterdam. General Meetings are convened by the Management Board or Supervisory Board by convocation placed on the Company’s corporate website.

The agenda for the Annual General Meeting will at least include the discussion of substantial change in the corporate governance structure of the Company (if any), the adoption of the annual report, and, if applicable, the allocation of the result. In addition, the agenda shall include such items as have been included therein by the Management Board, the Supervisory Board or shareholders (with due observance of Dutch law.

In addition to the Annual General Meeting, extraordinary General Meetings may be held as often as the Management Board or the Supervisory Board deem desirable. In addition, one or more shareholders, who solely or jointly represent at least one-tenth of the issued capital, may request that a General Meeting be convened, the request setting out in detail matters to be considered.

Each shareholder may normally attend the General Meeting, address the General Meeting and exercise voting rights pro rata to his or her shareholding, either in person or by proxy. Shareholders may exercise these rights, if they are the holders of shares on the record date as required by Dutch law, which is currently the 28th day before the day of the General Meeting, and they or their proxy have notified the Company of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper at the address and by the date specified in the notice of the General Meeting.

Capital structure

As at 31 December 2021, the authorised capital of the Company amounted to €16,000,000 and is divided into four hundred million (400,00,000) shares, with a nominal value of €0.04 each.

On 31 December 2021, the issued capital amounted to €8,504,848.00 divided into 212,621,200 ordinary shares, of which 688,434 shares were held by STAK to fulfil potential future obligations under various share-based payment plans. All the ordinary shares have equal voting rights (one share, one vote) and equal rights to profits, surplus assets after the liquidation of the Company and dividend rights.

Voting rights

Each share confers the right to cast one vote in the General Meeting. Subject to certain exceptions provided by Dutch law or the Articles of association, resolutions of the General Meeting are passed by an absolute majority of votes cast. Pursuant to Dutch law, no votes may be cast at a General Meeting in respect of shares that are held by the Company or any of its subsidiaries. As at 31 December 2021, the Company nor any of its subsidiaries held any own shares.

Transfer of shares

Shares can be transferred by a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on the Company is the equivalent of acknowledgement as stated in this paragraph.

The transfer of rights a shareholder holds with regard to shares included in a giro depot (girodepot) or collective depot (verzameldepot) (both as referred to in the Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer) (the “Wge”)) must take place in accordance with the provisions of the Wge.

There are no restrictions on the transferability of shares in the Articles of association.

Restrictions on transfer of shares

As at 31 December 2021, the Company was not aware of the existence of any agreement pursuant to which the transfer of ordinary shares in the share capital of the Company was restricted.

Issuance of shares

The General Meeting, or the Management Board subject to approval by the Supervisory Board to the extent so authorised by the General Meeting for a specific period, may resolve to issue shares. The General Meeting is only authorised to resolve to issue shares upon the proposal of the Management Board and subject to the approval of the Supervisory Board. This also applies to the granting of rights to subscribe for shares, such as options, but is not required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for shares. An authorisation as referred to above will be irrevocable unless otherwise stipulated and will each time only be valid for a fixed term of no more than five years and may each time only be renewed for a maximum period of five years. The Company may not subscribe for its own shares on issue.

On 12 May 2021, the General Meeting resolved to irrevocably authorise the Management Board to, subject to approval by the Supervisory Board, resolve to issue ordinary shares and to grant rights to subscribe for ordinary shares in the capital of the Company. This authorisation of the Management Board (that was split between a period before the completion of the Grubhub Acquisition and a period after the completion of such acquisition) with respect to the issue of ordinary shares and / or granting of rights to acquire ordinary shares is:

  until the completion of the Grubhub Acquisition limited to: (i) 14,881,554 (rights to acquire) ordinary shares (representing 10%) for general corporate purposes as well as in connection with or on the occasion of mergers, acquisitions and/or strategic alliances and (ii) 3,720,388 (rights to acquire) ordinary shares (representing 2.5%) in connection with one or more incentive plans for Managing Directors, senior management and/or other employees; and
  as of the completion of the Grubhub Acquisition limited to: (i) 38,211,258 (rights to acquire) ordinary shares (representing 10%) for general corporate purposes as well as in connection with or on the occasion of mergers, acquisitions and/or strategic alliances and (ii) 9,552,814 (rights to acquire) ordinary shares (representing 2.5%) in connection with one or more incentive plans for Managing Directors, senior management and/or other employees, all to be valid for 15 months as of 12 May 2021, ending on 12 August 2022.
Pre-emptive rights

Upon issue of shares in the capital of the Company or grant of rights to subscribe for shares, each shareholder shall have a pre-emptive right in proportion to the aggregate nominal amount of his or her ordinary shares in the capital of the Company. Shareholders do not have pre-emptive rights in respect of shares issued against contribution in kind, shares issued to the Company’s employees or shares issued to persons exercising a previously granted right to subscribe for shares.

Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Management Board and subject to the approval of the Supervisory Board. The Management Board, subject to approval by the Supervisory Board, is authorised to resolve on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been designated by the General Meeting to do so. The designation will only be valid for a specific period, in each case not exceeding five years. Unless provided otherwise in the designation, the designation cannot be cancelled. A resolution of the General Meeting to limit or exclude the pre-emptive rights or a resolution to designate the Management Board as described above requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting.

Pursuant to a resolution of the General Meeting adopted on 12 May 2021, the Management Board has been, subject to the approval of the Supervisory Board, irrevocably authorised by the General Meeting to resolve to restrict and/or exclude statutory pre-emptive rights in relation to the issuances of shares in the capital of the Company or the granting of rights to subscribe for ordinary shares. The aforementioned authorisation of the Management Board is:

  until the completion of the Grubhub Acquisition limited to: 14,881,554 (rights to acquire) ordinary shares (representing 10%) for general corporate purposes and on the occasion of mergers, acquisitions and/or strategic alliances; and
  as of the completion of the Grubhub Acquisition limited to: 38,211,258 (rights to acquire) ordinary shares (representing 10%) for general corporate purposes and on the occasion of mergers, acquisitions and/or strategic alliances, all to be valid for 15 months as of 12 May 2021, ending on 12 August 2022.

Remuneration policies

Amendments to the remuneration policies for the Management Board and Supervisory Board, along with supplements to these remuneration policies in respect of certain Managing Directors or Supervisory Directors, are presented to the General Meeting for approval.

Acquisition of own shares

The Company may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet) or, subject to Dutch law and the Company’s Articles of association, if: (i) the distributable part of the shareholders’ equity is at least equal to the total purchase price of the repurchased shares; (ii) the aggregate nominal value of the shares that the Company acquires, holds or holds as pledge or that are held by a subsidiary does not exceed 50% of the issued share capital; and (iii) the Management Board has been authorised by the General Meeting to repurchase shares. As part of the authorisation, the General Meeting must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price range within which the shares may be acquired. No authorisation from the General Meeting is required for the acquisition of fully paid-up shares for the purpose of transferring these shares to the employees of the Company pursuant to any share option plan, provided that such shares are quoted on the official list of any stock exchange.

Pursuant to a resolution by the General Meeting adopted on 12 May 2021, the Management Board, subject to approval by the Supervisory Board, has been authorised to resolve to acquire fully paid-up shares. Such authorisation of the Management Board is limited to 10% of the issued ordinary shares and is valid for 18 months from 12 May 2021, therefore ending on 12 November 2022.

Shares may be acquired at the stock exchange or otherwise, at a price between the nominal value and the higher of (i) an amount equal to 5% above the average market value for the Company’s shares for the five business days immediately preceding the day on which the share is contracted to be purchased, and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue on which the purchase is carried out.

No voting rights may be exercised in the General Meeting with respect to any share or depositary receipt for such share held by the Company or by a subsidiary, and no payments will be made on shares the Company holds in its own share capital.

The Management Board is authorised to dispose of the Company’s own shares held by it.

Amendment of the Articles of association

The General Meeting may resolve to amend the Articles of association upon the proposal of the Management Board which is subject to the approval of the Supervisory Board. A proposal to amend the Articles of association must be included in the agenda for the relevant General Meeting. A copy of the proposal, containing the verbatim text of the proposed amendment, must be lodged with the Company for the inspection of every shareholder until the end of the General Meeting.

For information about shareholders’ notification requirements under Applicable Laws regarding their holding in the Company, please see “Item 7.A Major Shareholders”.

C. MATERIAL CONTRACTS

Note 22 ("Borrowings ") of the financial statements, which form part of this annual report, contains a description of the Convertible Bond 2019, Convertible Bond 2020, Tranche A Convertible Bonds 2021, Tranche B Convertible Bonds, the Just Eat Revolving Facility, the Grubhub Senior Notes and the Bank loan. The Company is also part to a relationship agreement with Delivery Hero SE (Delivery Hero)

Delivery Hero Relationship Agreement

As part of the acquisition by the Company and Takeaway.com Group B.V. of the Acquired German Businesses, the Company and Delivery Hero have entered into a relationship agreement for a period ending on the later of (i) seven years after completion of the Acquired German Businesses on 1 April 2019 and (ii) the date on which Delivery Hero no longer holds any shares in the Company.

Certain key terms and conditions of the Relationship Agreement are described below.

  Pursuant to the Relationship Agreement, following the completion of Acquired German Businesses, Delivery Hero had the right to designate one person for appointment to the Supervisory Board (provided that such person is independent), who would be a member of the audit committee of the Supervisory Board (if installed). The right to designate a person for appointment to the Supervisory Board expired on the date that Delivery Hero held less than 9.99% of the Company’s issued and outstanding share capital, and the designated Supervisory Director had an obligation to resign as of the first General Meeting that was convened thereafter.
  In addition, the parties have agreed to a standstill period of four years following the completion of the Acquired German Businesses transaction, during which time Delivery Hero and its subsidiaries, with certain exceptions (including a right to prevent dilution of Delivery Hero’s shareholding in the Company after any dilution in connection with (re)financing the cash consideration of the German Businesses Acquisition), shall, in particular, not directly or indirectly in any way effect or cause to effect any increases in their shareholding in the Company through any financial instruments or related derivative securities.
  During the standstill period, Delivery Hero and its subsidiaries may sell, transfer and otherwise dispose of any Company financial instruments held by them, but may not make such a disposal to certain restricted parties active in the online food delivery industry.
  During the standstill period and up to three years after that period, Delivery Hero may only vote up to a limited number of shares in respect of any proposal relating to (i) mergers, acquisitions, divestments, or sales or purchases of any assets, including the financing thereof, (ii) any proposal pursuant to Section 2:107a Dutch Civil Code and (iii) any issue of  financial instruments (or any exclusion or amendment of any pre-emptive rights in relation thereto) by the Company or its affiliates if such issue (a) relates to an item under (i), or (b) is required by the financial position of the Company. In case of a conflict of interest on such matters, Delivery Hero may not vote at all. If Delivery Hero has announced a public offer for the Company in accordance with the following two paragraphs of this section, or if Delivery Hero has declared an offer in accordance with the last paragraph of this section unconditional, the voting restrictions set out in this paragraph cease to be effective.
  If, during the standstill period, a recommended public offer for the Company is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for the Company. If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.
  If, during the standstill period, an unsolicited public offer for the Company is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for the Company if it is allowed to do so by the Supervisory Board (in its sole discretion, acting in good faith and in compliance with its fiduciary duties). If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.
  After the standstill period, Delivery Hero (i) may only make a public offer for the Company if such offer at least contains, as a condition precedent to declaring such offer unconditional (gestand doen), which condition may only be waived by Delivery Hero with the prior approval of the Supervisory Board, a minimum acceptance level threshold of at least 67%, and (ii) may not trigger any applicable obligation to make a mandatory offer pursuant to article 5:70 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) for all shares in the Company.

D. EXCHANGE CONTROLS

Under Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) or otherwise by international sanctions, there are no exchange control restrictions on investments in, or payments on, shares (except as to cash amounts). There are no special restrictions in the Articles of association or Dutch law that limit the right of the Company’s shareholders, who are not citizens or residents of the Netherlands, to hold or vote on the Company’s shares.

E. TAXATION

Material Dutch Tax Consequences

This section outlines the Dutch tax consequences of the holding and disposal of the Company’s shares. The Dutch tax consequences of the holding and disposal of the Company’s ADSs are the same as the Dutch tax consequences of the holding and disposal of the Company’s shares. Any reference in this section made to the Company shares should be deemed to include a reference to the Company’s ADS.

It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a Company’s shareholder.

For Dutch tax purposes, a Company’s shareholder may include an individual or entity not holding the legal title to the Company’s shares, but to whom, or to which, the Company’s shares are, or the income from the Company’s shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Company’s shares or on specific statutory provisions. These include statutory provisions attributing Company’s shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Company’s shares.

This section is intended as general information only and the Company’s shareholder should consult their own tax adviser regarding the tax consequences of any acquisition, holding or disposal of the Company’s shares.

This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Annual Report, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. This section does therefore not take into account the amendments to the Withholding Tax Act 2021 introducing an additional conditional Dutch withholding tax for dividend distributions to low-tax jurisdictions and in abusive situations (Wet invoering conditionele bronbelasting op dividenden) as these amendments are not yet in effect as of the date of this Annual Report. Once these amendments become effective on 1 January 2024 as announced, dividends paid to certain entities considered related to the Company may be subject to an additional Dutch withholding tax equal to the highest corporate income tax rate at the time of the dividend payment.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively.

In this section any reference to EU member states should be construed as not including the United Kingdom.

Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

This section does not describe any Dutch tax considerations or consequences that may be relevant where a Company’s shareholder:

  is an individual and such individual’s income or capital gains derived from the Company’s shares are attributable to employment activities, the income from which is taxable in the Netherlands;
  has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a Company’s shareholder or , as applicable, has a substantial interest in the Company if the Company’s shareholder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the Company’s shareholder, owns or holds, or is deemed to own or hold stocks or certain rights to stocks, including rights to directly or indirectly acquire stocks, directly or indirectly representing 5% or more of  the Company’s issued capital as a whole or of any class of stocks or profit participating certificates (winstbewijzen) relating to 5% or more of the Company’s annual profits or 5% or more of the Company’s liquidation proceeds;
  is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA);
  is an investment institution (beleggingsinstelling) as described in Section 28 CITA; or
  is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Company’s shares (as defined in Section 13 CITA). Generally, a Company’s shareholder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company.
82

Withholding Tax

A Company’s shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company, including dividends distributed on the Company’s shares. Generally, the Company is responsible for the withholding of such dividend withholding tax at source.

Dividends distributed by the Company include, but are not limited to:

  distributions of profits in cash or in kind, whatever they be named or in whatever form;
  proceeds from the liquidation of the Company or proceeds from the repurchase of the Company’s shares by the Company, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
  the par value of the Company’s shares issued to a Company’s shareholder or an increase in the par value of the Company’s shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
  partial repayment of paid-in capital, that is
    not recognized for Dutch dividend withholding tax purposes, or recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless (a) the AGM has resolved in advance to make this repayment, and (b) the par value of the Company’s shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company. The term “net profits” includes anticipated profits that have yet to be realised.

Subject to certain exceptions under Dutch domestic law, the Company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax due in respect of dividends distributed by the Company, if the Company has received a profit distribution from a qualifying foreign subsidiary as described in Section 11 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”), which distribution (i) is exempt from Dutch corporate income tax and (ii) has been subject to a foreign withholding tax of at least 5%. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (a) 3% of the dividends distributed by the Company and (b) 3% of the profit distributions the Company received from a qualifying foreign subsidiaries in the calendar year in which the Company distributes the dividends (up to the moment of this dividend distribution) and the two previous calendar years; further limitations and conditions apply.

If a Company’s shareholder is an individual that is resident or deemed to be resident in the Netherlands or is an individual that is not resident or deemed to be resident in the Netherlands, but for whom dividends distributed by the Company are or income deemed to be derived from the Company's shares is, subject to income tax under the Dutch Income Tax Act 2001, such shareholder is generally entitled to a credit for any Dutch dividend withholding tax against such holder’s Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. Entities that are resident or deemed to be resident in the Netherlands and entities that are not resident or deemed resident in the Netherlands, but for which dividends distributed by the Company are subject to corporate tax under the CITA, can only credit Dutch dividend withholding tax up to the amount of their Dutch corporate income tax liability without taking into account any credit for Dutch dividend withholding tax and gaming tax (kansspelbelasting). To the extent the aggregate of the Dutch dividend withholding tax and gaming tax exceeds the aggregate Dutch corporate income tax liability in respect of the relevant fiscal year, the excess is not refunded, but carried forward to future years subject to restrictions and conditions.

Depending on specific circumstances, a Company’s shareholder resident in a country other than the Netherlands and for whom dividends distributed by the Company are, or income deemed to be derived from the Company's shares is, not subject to tax under the Dutch Income Tax Act 2001 or the CITA may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, EU law, or treaties for the avoidance of double taxation.

A Company’s shareholder that is resident (i) in an EU member state, (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA”) (EU member states, Iceland, Liechtenstein and Norway) or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters and for whom dividends distributed by the Company are, or income deemed to be derived from the Company's shares is, not subject to tax under the Dutch Income Tax Act 2001 or the CITA, is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the Company’s shares if the final tax burden in respect of the dividends distributed by Company of a comparable Dutch resident Company’s shareholder is lower than the withholding tax incurred by the non-Dutch resident Company’s shareholder.

The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident Company’s shareholder is entirely compensated in such holder’s state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

Furthermore, if a Company’s shareholder:

  is an entity which is resident in a member state of the EU, or a state that is a party to the EEA, or is a Qualifying Shareholder (as defined below);
  is not subject to a profit tax levied by that state; and
  would not have been subject to Dutch corporate income tax had the Company’s shareholder been resident in the Netherlands,

this Company’s shareholder will generally be eligible for a refund of Dutch dividend withholding tax on dividends distributed by the Company.

For purposes of the above, a “Qualifying Shareholder” is an entity that (i) is resident in a jurisdiction with which the Netherlands can exchange information in line with the international standard on exchange of information and (ii) holds its Company’s shares as a portfolio investment, i.e., its Company’s shares are not held with a view to establish or maintain lasting and direct economic links between the Company’s shareholder and the Company and the Company’s shares do not allow the Company’s shareholder to participate effectively in the management or control of the Company.

A Company’s shareholder who is resident in the United States for purposes of the 1992 treaty for the avoidance of double taxation between the United States and the Netherlands, as amended most recently by the Protocol signed 8 March 2004 (the “Treaty”) (a “US Shareholder”) and who is entitled to the benefits of the Treaty, will be entitled to an exemption from or a reduction of Dutch dividend withholding tax as follows:

  if the US Shareholder is an exempt pension trust as described in Article 35 of the Treaty or an exempt organization as described in Article 36 of the Treaty, the US Shareholder is entitled to an exemption from Dutch dividend withholding tax;
  if the US Shareholder is a company that directly holds at least 80% of the voting power in the Company and certain other conditions are met, the US Shareholder is entitled to an exemption from Dutch dividend withholding tax; and
  if the US Shareholder is a company that directly holds at least 10%, but less than 80% of the voting power in the Company, the US Shareholder will be entitled to a reduction of Dutch withholding tax to a rate of 5%.

A US Shareholder that qualifies for an exemption from, or a reduction of, Dutch dividend withholding tax may generally claim (i) an exemption or reduction at source or (ii) a refund, by making the requisite filings within three years after the end of the calendar year in which the Dutch dividend withholding tax was levied.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Just Eat Takeaway.com is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The DWTA provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a Company’s shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

  a person other than the Company’s shareholder wholly or partly, directly or indirectly, benefits from the dividends;
  that other person retains or acquires, directly or indirectly, an interest similar to that in the Company’s shares on which the dividends were paid; and
  that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the Company’s shareholder.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following Company’s shareholder:

  individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes (“Dutch Resident Individuals”); and
  entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Corporate Entities”).

Dutch Resident Individuals Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to Dutch income tax at statutory progressive rates with a maximum of 49.5% on any benefits derived or deemed to be derived from the Company’s shares, including any capital gains realized on any disposal of the Company’s shares, where those benefits are attributable to:

  an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or
  miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Resident Individuals Not Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities

Generally, the Company’s shares held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Company’s shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual Dutch income tax imposed on a fictitious yield on the Company’s shares under the regime for savings and investments (inkomen uit sparen en beleggen).

Irrespective of the actual income or capital gains realised, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Company’s shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Company’s shares, and the fair market value of these liabilities on 1 January each year.

As of 1 January 2022, the percentage increases: (i) from 1.82% over any excess positive balance between EUR 50,650 up to and including EUR 101,300; (ii) to 4.37% over any excess positive balance between EUR 101,300 up to and including EUR 1,013,000; and (iii) to a maximum of 5.53% over any excess positive balance of EUR 1,013,000 or higher.

The percentages under (i) to (iii) will be reassessed each year and the amounts under (i) to (iii) will be adjusted for inflation each year. No Dutch taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen). The fair market value of assets, including the Company’s shares, and liabilities that are taxed under this regime is measured once in each calendar year on 1 January. The tax rate under the regime for savings and investments is a flat rate of 31% as of 1 January 2022.

Based on a decision by the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963), taxation under the regime for savings and investments in its current form, as described in the above paragraph, may under specific circumstances contravene Article 1 of the First Protocol to the European Convention on Human Rights (Protection of property) in combination with Article 14 of the European Convention on Human Rights (Protection from discrimination). Holders of the Company's shares are advised to consult their own tax advisor to analyse if such specific circumstances are applicable and if so, how to ensure that tax is levied in accordance with the decision of the Dutch Supreme Court.

Dutch Resident Corporate Entities

Dutch Resident Corporate Entities are generally subject to Dutch corporate income tax at statutory rates up to 25.8% (2022) on any benefits derived or deemed to be derived from the Company’s shares, including any capital gains realised on their disposal.

Non-Dutch Residents

A Company’s shareholder other than Dutch Resident Individuals or Dutch Resident Corporate Entities will not be subject to Dutch taxes on income or capital gains derived from the acquisition, ownership and disposal or transfer of the Company’s shares, other than withholding tax as described above, unless:

  the Company’s shareholder derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Company’s shares are attributable;
  the Company’s shareholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Company’s shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;
  the Company’s shareholder is not an individual and is entitled to a share, other than by way of securities, in the profits of an enterprise or a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which enterprise the Company’s shares are attributable; or
  the Company’s shareholder is an individual and is entitled to a share, other than by way of securities, in the profits of an enterprise which is effectively managed in the Netherlands and to which enterprise the Company’s shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for non-Dutch residents Company’s shareholders pursuant to treaties for the avoidance of double taxation.

Dutch Gift Tax or Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the Company’s shares by, or inheritance of the Company’s shares on the death of, a Company’s shareholder, unless:

  the Company’s shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the Company’s shareholder;
  the Company’s shareholder dies within 180 days after the date of the gift of the Company’s shares and was, or was deemed to be, resident in the Netherlands at the time of the Company’s shareholder’s death but not at the time of the gift; or
  the gift of the Company’s shares is made under a condition precedent and the Company’s shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift or inheritance tax, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the Company’s shareholder by reason only of the ownership or disposition of the Company’s shares.

Residency

A Company’s shareholder will not become a resident or deemed resident of the Netherlands by reason only of the acquisition, holding, ownership or disposition of the Company’s shares.

Material US tax consequences

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the ownership and disposition of the Company’s shares and ADSs by U.S. holders. This discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings, all as of the date of this annual report on Form 20-F, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling has been sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

The U.S. federal income tax consequences of the holding and disposal of the Company’s ADSs are the same as the U.S. federal income tax consequences of the holding and disposal of the Company’s shares. Any reference in this section made to the Company ADSs should be deemed to include a reference to the underlying Company shares.

This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. holder as a result of the ownership and disposition of Company ADSs. This discussion does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to the U.S. holder, including specific tax consequences to a U.S. holder under an applicable tax treaty. In addition, this discussion does not address any U.S. state or local or any non-U.S. tax considerations, any U.S. federal estate, gift, generation-skipping or alternative minimum tax considerations, the 3.8% Medicare tax on net investment income, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

This discussion assumes that the U.S. holders hold their Company ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the consequences to U.S. holders subject to special tax rules, such as:

•	banks, thrifts, mutual funds, financial institutions, underwriters, or insurance companies;
•	real estate investment trusts and regulated investment companies;
•	tax-exempt organisations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	U.S. expatriates and former citizens or residents of the United States;
•	dealers or traders in securities, commodities, or currencies;
•	grantor trusts;
•	S corporations;
•	U.S. holders whose “functional currency” is not the U.S. dollar;
•	U.S. holders who received Company ADSs, through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;
•	U.S. holders who own or have owned (directly, indirectly, or through attribution) 5% or more of the vote or value of all outstanding Company shares;
•	U.S. holders who own Company ADSs, as part of a straddle, synthetic security, hedge, conversion transaction, or other integrated investment; and
•	U.S. holders that are required to accelerate the recognition of any item of gross income with respect to Company ADSs as a result of such income being recognized on an applicable financial statement.

U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their tax advisors regarding the tax consequences of the ownership and disposition of Company ADSs.

As used in this discussion, a “U.S. holder” means a beneficial owner of Company ADSs, who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organised in or under the laws of the United States or any state or political subdivision thereof;
•	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or
•	an estate that is subject to U.S. federal income tax on its income, regardless of source.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Company ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of Company ADSs.

PLEASE CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMPANY ADSS, INCLUDING, WITHOUT LIMITATION, THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF COMPANY ADSS.

U.S. Federal Income Tax Consequences to U.S. Holders of Holding Company ADSs

Dividends

Subject to the discussion in “—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to U.S. Holders of Holding Company ADSs—Passive Foreign Investment Company Rules”, if you are a U.S. holder, any cash distribution paid on Company ADSs out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be included in the gross income as dividend income (without reduction for any Dutch income taxes withheld from the distribution). Because the Company has historically not kept track of, and does not intend to keep track of, its accumulated earnings and profits as determined on the basis of U.S. federal income tax principles, you should expect that any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. Dividends received on Company ADSs by corporate U.S. holders generally will not be eligible for the dividends received deduction under Section 243 of the Code.

Subject to certain holding period requirements and other conditions (and assuming that the Company is not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. holders may qualify for preferential rates of taxation if either (a) the Company is eligible for the benefits of the United States-Netherlands Income Tax Treaty or (b) Company ADSs are readily tradable on an established securities market in the U.S. Under applicable IRS authority, stock is considered for this purpose to be readily tradable on an established securities market in the U.S. if the stock is listed on Nasdaq, as the Company ADSs are currently.

Subject to certain significant conditions and limitations, any Dutch taxes paid on or withheld from distributions from the Company and not refundable to you (if any) may be credited against your U.S. federal income tax liability. For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends the Company pays with respect to the Company ADSs will generally constitute “passive category income”. Any dividends the Company pays to you will generally constitute non-U.S. source income for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your advisors regarding the availability of a foreign tax credit in your particular circumstances. See the section entitled “—Material Dutch Tax Consequences—Withholding Tax” for a discussion of Dutch withholding taxes on distributions.

The amount of any dividend paid or other distribution made in euros will, for U.S. federal income tax purposes, be the U.S. dollar value of the euros distributed by the Company, calculated by reference to the exchange rate on the date the dividend or other distribution is includible in your income, regardless of whether the payment is in fact converted to U.S. dollars on the date of receipt. Generally, you should not recognize any foreign currency gain or loss if the euros are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you actually convert the payment into U.S. dollars will be treated as ordinary income or loss. Such currency exchange gain or loss (if any) will generally be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of Company ADSs

Subject to the discussion in “—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to U.S. Holders of Holding Company ADSs—Passive Foreign Investment Company Rules”, if you are a U.S. holder you will generally recognize capital gain or loss on the sale or other taxable disposition of Company ADSs in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) your adjusted tax basis in such Company ADSs. Any such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other disposition, the Company ADSs have been held for more than one year. Preferential tax rates apply to long-term capital gains if you are an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains if you are a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The source of any such gain or loss is generally determined by reference to the residence of the holder, such that it will generally be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange, or other taxable disposition by a U.S. holder. You should consult your tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of your Company ADSs.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year if (a) 75% or more of its gross income consists of passive income or (b) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The Company believes that it was not a PFIC in prior taxable years and will not be a PFIC in the current taxable year or in the foreseeable future, but the PFIC test must be applied each year, and it is possible that the Company may become a PFIC in a future year. In the event that, contrary to the Company’s expectation, the Company is classified as a PFIC for any year during which you hold Company ADSs, you would generally be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the application of additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, and additional reporting requirements under U.S. federal income tax laws.

If you own Company ADSs during any taxable year in which, contrary to the Company’s expectations, the Company is a PFIC, you may be subject to certain reporting obligations with respect to Company ADSs, including reporting on IRS Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of Company ADSs if the Company becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.

Information Withholding and Backup Withholding Tax

If you are a U.S. holder, in general, information reporting requirements will apply to dividends or other distribution you receive of Company ADSs and the proceeds you receive on the disposition of Company ADSs effected within the United States (and, in certain cases, outside the United States), in each case, other than if you are an exempt recipient (such as a corporation). Backup withholding (currently at a rate of 24%) may apply to such amounts if you fail to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or your broker) or you are otherwise subject to backup withholding. Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided you furnish required information to the IRS in a timely manner.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer under the Exchange Act, the Company is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. In addition, the Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Management Board and Supervisory Board, officers and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.

Documents that the Company furnishes or files with the SEC are publicly available on the SEC's website, which contains reports and other information regarding registrants that are required to furnish or file electronically with the SEC. The address of this website is. This annual report on Form 20-F and other information submitted by the Company to the SEC may be accessed through this website.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Note 25 ("Financial Instruments") of the financial statements, which form part of this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY RECEIPTS

Fees and Expenses

ADS holders will be required to pay the following service fees to Deutsche Bank Trust Company Americas as depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of their ADSs):

Service		Fees
•

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other distributions-in-kind of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to $0.05 per ADS issued
•	Surrender or cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS surrendered or cancelled
•	Distribution of cash dividends	Up to $0.05 per ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
•	Distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
•	Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of their ADSs) such as:

•

Registration fees as may from time to time be in effect for the registration of Just Eat Takeaway.com shares or other deposited securities with the registrar for Just Eat Takeaway.com shares and applicable to transfers of Just Eat Takeaway.com shares or other deposited securities to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs

•	Fees and expenses incurred in connection with the delivery or servicing of Just Eat Takeaway.com shares on deposit.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Any additional applicable fees and penalties incurred by the depositary bank or its affiliates from time to time.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank directly by the ADS holder receiving the newly issued ADSs from the depositary bank and by the ADS holder delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank may charge the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank may send invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

The depositary bank may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary bank or its affiliate receives when buying or selling foreign currency for its own account. The depositary bank makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favourable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favourable to ADS holders, subject to the depositary bank’s obligations under the deposit agreement.

The depositary bank may make payments to the Company and/or may share revenue with the Company derived from fees collected from ADS holders and beneficial owners, upon such terms and conditions as the Company and the depositary bank may agree from time to time. During the period from 15 June 2021 until 14 February 2022 we have not received any reimbursement from the depositary in connection with the ADS facility.

PART 2

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our senior management conducted an evaluation, under the supervision and with the participation of our Management Board, of the effectiveness of the design and operation of Just Eat Takeaway.com’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934), as of 31 December 2021. Based on such evaluation, our Management Board have concluded that, as of 31 December 2021, our disclosure controls and procedures were ineffective in recording, processing, summarising and reporting, on a timely basis, information required to be disclosed by Just Eat Takeaway.com on Form 20-F that it files under the Exchange Act and are ineffective in ensuring that the information required to be disclosed by Just Eat Takeaway.com is accumulated and communicated to our senior management, including our Management Board, as appropriate to allow timely decisions regarding required disclosure. The reason for this conclusion is related to the identified material weaknesses as described in Item 3. Risk Factors.

Management's report on internal control over financial reporting

The Form 20-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Changes in internal control

The section ‘Remediation efforts on previously identified material weaknesses' describes the changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the year ended 31 December 2021 that have had a material effect on our ICFR.

Remediation efforts on previously identified material weaknesses

In connection with the audits of our consolidated financial statements as of and for the years ended 31 December 2019 and 2020, we concluded that there were material weaknesses in the design of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.We identified material weaknesses with respect to Internal Control—Integrated Framework (2013 Framework) issued by the COSO, particularly regarding the documentation required to evidence the existence and effectiveness of the associated controls, as follows: (i) control environment, as we did not maintain evidence of an effective control environment to enable the identification and mitigation of risks of accounting errors, (ii) risk assessment, as we did not design and implement an effective risk assessment to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect our system of internal controls, (iii) control activities, as we did not design and implement effective control activities across substantially all financial statement account balances and disclosures, (iv) information and communication, as we did not have sufficient documentation to evidence the processes and controls in place to ensure the adequate review over financial reporting as well as the identification and evaluation of the severity of internal control deficiencies, including material weaknesses and (v) monitoring activities, as we did not have the evidence to support the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning.

Subsequent to the evaluation made in connection with filing our Form F-4 Registration Statement in April 2021, management continued the process of remediating the material weaknesses. During the year ended 31 December 2021, we executed our remediation plan by enhancing our global Risk and Control function, and our headquarter finance function with additional resources who have an appropriate level of knowledge and experience relevant to our financial reporting requirements. We also hired consultants, with SOx 404 experience, to supplement our global Risk and Control function. Our new hires and consultants have helped to enhance our documentation of entity-level controls, and process-level controls in our biggest markets and at the headquarter level. We also designed, implemented and/or strengthened general IT controls (access management, change management, data backup and recovery, IT operations, and third party management) with regard to our platforms in the United Kingdom, Canada, Germany, the Netherlands and Australia, our financial systems, and many applications supporting our processes in our biggest markets. We have also implemented a new finance system in a number of markets which has allowed for system controls to support the integrity of financial information.

We remediated the material weaknesses identified as of 31 December 2019 and 2020 in COSO components Control Environment and Monitoring. In response to these material weaknesses as of 31 December 2019 and 2020, we designed and implemented various controls during 2021 and improved the level of process- and control documentation to remediate the material weaknesses. The remediation efforts in COSO component Control Environment led to e.g. the introduction of worldwide corporate policies, the introduction of succession planning, introduction of our speak-up policy, introduction of quarterly SOx representation letters (for accountability purposes by senior management), and improvements in our annual evaluation and salary process. The remediation efforts in COSO component Monitoring led to e.g. the expansion of the SOx monitoring function, improved tracking of deficiencies and remediation actions, and reporting to those charged with governance by the global Risk and Control function.

Despite our remediation activities during 2021, we concluded that the previously reported material weaknesses in COSO components Risk Assessment, Control Activities, and Information and Communication were not yet remediated as of 31 December 2021. In respect of Control Activities, this was due to the fact that we still had inadequate processes and controls (and supporting documentation) as of 31 December 2021 to ensure an appropriate level of precision related to most of our processes. A significant contributor to these material weaknesses is our ineffective general IT control environment and hybrid process-level controls (controls using system-generated reports), and automated process-level controls which are dependent on effective general IT controls.

As the COSO component Risk Assessment was based on the objective of an effective general IT control environment, we concluded this component to also contain a material weakness. Given the material weaknesses in COSO components Risk Assessment and Control activities, we concluded that COSO component Information and Communication also contained a material weakness as this is directly associated with maintaining relevant and reliable data on a timely basis.

In response to the material weaknesses as of 31 December 2021, we will (i) hire and contract additional risk and control specialists to expand our SOx 404 monitoring function, (ii) implement relevant process-level, and general IT controls to identify and address emerging and existing risks, (iii) enhance communications between e.g. our product and technology, sales, customer support, treasury, tax, delivery, business intelligence and finance teams, (iv) remediate control design deficiencies in relation to failed general IT controls, and (v) implement enhancements to address design deficiencies or operational effectiveness deficiencies existing as of 31 December 2021 in most of our processes to increase the level of precision related to such processes.

While some of our material weaknesses as of 31 December 2020 were remediated, and we are in the process of addressing the remaining material weaknesses existing as of 31 December 2021, we cannot make assurances that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have dedicated resources to the design, implementation, and testing of our internal control over financial reporting. We will continue to evaluate the effectiveness of our internal control over financial reporting and will continue to make changes that we believe will strengthen our internal control over financial reporting to ensure that our financial statements continue to be fairly stated in all material respects.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the material weaknesses that were previously identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses or significant deficiencies may have been identified.

Limitations on effectiveness of controls and procedures

Because of inherent limitations, our senior management, including our Management Board, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all misstatements and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16. [RESERVED]

A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee comprises four independent (within the meaning of Rule 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3(b)(1) under the Exchange Act) Supervisory Directors: Adriaan Nühn, Gwyn Burr, Ron Teerlink, and David Fisher (who also acts as Chair of the Audit Committee). All committee members have relevant sector and financial competence to fulfil their roles, as set out in their biographies (see "Item 6.A. Directors and senior management"). David Fisher became the Committee’s Chair as of 16 August 2021. Prior to David Fisher becoming Chair, Ron Teerlink acted as the Chair of the Audit Committee.

Both, David Fisher and Ron Teerlink have recent and relevant financial experience as recommended by the Governance Rules and qualify as 'financial experts' under as defined in Item 16A of Form 20-F and Applicable Laws

B. CODE OF ETHICS

Just Eat Takeaway.com is committed to conducting its business with integrity and fairness, with respect for the law and its values: Lead, Deliver and Care. In 2021 Just Eat Takeaway.com amended the Code of Conduct which applies to everyone at Just Eat Takeaway.com, including Management Board and Supervisory Board members, to better reflect the values within a combined Just Eat Takeaway.com organisation. The Code of Conduct sets out Just Eat Takeaway.com's commitment to being an ethical and responsible business. Furthermore, it sets outs the key principles that individuals acting for us or on behalf of Just Eat Takeaway.com need to observe. The Code of Conduct covers social and employee areas such as socially unacceptable behaviour, safe working conditions, ethical working practices, respect for human rights, bribery, fraud, modern slavery, and sustainability. The amendment of the Code of Conduct did not materially change our commitments or our key principles.

Just Eat Takeaway.com believes in fair treatment and equal rights for all, regardless of nationality, race, culture, beliefs, gender, age and sexual orientation. At Just Eat Takeaway.com, we believe in treating each other with care and respect, and do not tolerate intimidation or harassment in any form. Just Eat Takeaway.com values diversity and do not tolerate discrimination.

Additionally, the Code of Conduct also emphasises our position on bribery and corruption and that, unless gifts or favours to employees are legitimate and contribute to the business (within approved guidelines), all other direct or indirect offers, solicitation or acceptance of payments in order to obtain a commercial advantage are prohibited.

Although Just Eat Takeaway.com is occasionally confronted with less desirable behaviour, such as fraud, it considers the Code of Conduct to be effective. Just Eat Takeaway.com aims to address such behaviour effectively, appropriately and securely, for instance by ensuring new or revised policies and procedures are put into place to mitigate such occurrences in the future.

In 2021, no waivers under the Code of Conduct were granted to any Managing Director or Supervisory Director.

In addition to the disclosure committee mentioned under “Item 10.B Additional Information- Insider Dealing Policy” the Company also introduced a disclosure committee in 2021 focused on financial information to be filed with the SEC. The Charter of the Management Board identifies the Management Board’s responsibility for maintaining and preparing financial statements and ensuring the quality and completeness of the financial statements to be made public;

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has been the Company’s auditor since 2014 and the General Meeting re-appointed Deloitte as the Company’s external auditor for the financial years 2021 through 2023 at the General Meeting held in May 2021.

Audit Fees and Audit-Related Fees

The following table details the aggregate fees by our external auditor, Deloitte, including the foreign offices of Deloitte, to the Company and its subsidiaries:

€ millions	2021	2020
Audit fees	5	4
Audit - related fees	0	7
Total	5	11

The audit fees relate to the financial statements of the Company and its subsidiaries.

Audit-related fees in 2020 are related to the services in relation to the acquisition of Grubhub and the accompanying registration of the Company in the United States.

No non-assurance services, tax services or other services have been provided.

Following the approved ‘audit independence policy’ and the Audit Committee Charter, audit services may be performed by the external auditor, subject to pre-approval by the Supervisory Board on the basis of the annual audit services engagement agreed with the external auditor. All audit-related services up to and including €100,000 may be approved by the Audit Committee Chair. The Audit Committee may determine the appropriate funding for payment of compensation to any engaged audit firm preparing or issuing an audit report or other audit, review or attest services, and to any engaged independent counsel or other advisor necessary for the Audit Committee to carry out its duties. The Audit Committee confirms that the external auditor does not provide any services which are prohibited by the Governance Rules. All audit related fees (100%) have been pre-approved.

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTING

Not applicable.

G. CORPORATE GOVERNANCE

The Company qualifies as a foreign private issuer. The listing rules of Nasdaq include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. In 2021, the Company followed home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

•

Executive Sessions: The Company is not required to and, in reliance on home country practice, may not, comply with certain Nasdaq rules requiring its independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. The Supervisory Board has been composed entirely of independent directors throughout 2021 and the Supervisory Board met without any Managing Directors present; however, because executive sessions are not a common practice in the Netherlands, the Company continued to follow Dutch practice which does not require such separate meetings.

•

Quorum: The Company is not required to and, in reliance on home country practice, may not, comply with certain Nasdaq rules requiring the Company’s Articles of association to prescribe a general quorum for its general meetings. In 2021, the Company followed Dutch practice which does not require its Articles of association to prescribe a general quorum for its general meetings.

•

Code of Conduct: The Company is not required to, and in reliance on home country practice, may not, comply with certain Nasdaq rules requiring its ‘code of conduct’ to be as described in the Nasdaq Listing Rules. In the course of 2021, the Company has amended both, its code of conduct and its whistleblower (now: speak-up) policy. While these policies were previously not explicitly applicable to members of the Supervisory Board as, due to their supervisory function under Dutch corporate law, the Supervisory Directors are not considered to form part of the business of Just Eat Takeaway.com and to the extent relevant, principles set forth in the code of conduct were set forth in the Supervisory Board Charter, since the amendment of the Code of Conduct as per 1 September 2021, it explicitly applies to the Supervisory Directors.

H. MINE SAFETY DISCLOSURE

Not applicable.

I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENTS INSPECTIONS

Not applicable.

PART 3

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-69 of this annual report on Form 20-F.

ITEM 19. EXHIBITS

List of exhibits filed as part of the annual report on Form 20-F or incorporated by reference. Exhibits marked with an "*" have been filed with this annual report on Form 20-F.

Exhibit 4.1:Consent letter, dated 25 June 2021, from Just Eat Limited to HSB Bank plc requesting a covenant holiday under the Multicurrency Revolving Facilities Agreement, dated 2 November 2017, among Just Eat Limited (f/k/a Just Eat Plc), certain subsidiaries of Just Eat Limited, HSBC Bank plc as agent and the mandated lead arrangers, lead arranger and bookrunners named therein, which was acceded by Takeaway.com Group B.V., Just Eat Takeaway.com N.V., Takeaway.com European Operations B.V., yd.yourdelivery GmbH and Just Eat Limited as of 23 October 2020

Exhibit 4.2: Amendment and Restatement Agreement, dated 12 August 2021, in respect of the Multicurrency Revolving Facilities Agreement, dated 2 November 2017, among Just Eat Limited (f/k/a Just Eat Plc), certain subsidiaries of Just Eat Limited, HSBC Bank plc as agent and the mandated lead arrangers, lead arranger and bookrunners named therein, which was acceded by Takeaway.com Group B.V., Just Eat Takeaway.com N.V., Takeaway.com European Operations B.V., yd.yourdelivery GmbH and Just Eat Limited as of 23 October 2020 and as amended pursuant to the consent letter dated 25 June 2021
Exhibit 4.3: Committed term loan facility agreement, dated 22 December 2021, between the Company, certain subsidiaries of the Company and ING Bank N.V.
Exhibit 12.1:Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2: Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.3: Certification of Chief Operating Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13: Certification of Chief Executive Officer, Chief Financial and Chief Operating Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15: Consent of Deloitte Accountants B.V.

Exhibit 101* The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

Exhibit 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

The following documents are incorporated by reference

Unofficial translation articles of association of Just Eat Takeaway.com N.V. (incorporated by reference to Exhibit 3.1. to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Form of Deposit Agreement between Just Eat Takeaway.com N.V. and Deutsche Bank Trust Company Americas, ad depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.2. to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Trust Deed, dated 25 January 2019, between Just Eat Takeaway.com N.V. (formerly Takeaway.com N.V.) and Stichting Trustee Takeaway.com as trustee for the holders of the Convertible Bonds 2019 (incorporated by reference to Exhibit 4.3. to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Trust Deed, dated 30 April 2020, between Just Eat Takeaway.com and Stichting Trustee Just Eat Takeaway.com as trustee for the holders of the Convertible Bonds 2020 (incorporated by reference to Exhibit 4.4 to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Trust Deed, dated 9 February 2021, between Just Eat Takeaway.com and Stichting Trustee Just Eat Takeaway.com II as trustee for the holders of the Tranche A Convertible Bonds 2021 (incorporated by reference to Exhibit 4.5 to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Trust Deed, dated 9 February 2021, between Just Eat Takeaway.com and Stichting Trustee Just Eat Takeaway.com II as trustee for the holders of the Tranche B Convertible Bonds 2021 (incorporated by reference to Exhibit 4.6 to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021)
Indenture, dated 10 June 2019, among Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Grubhub Inc.’s Form 8-K dated 10 June 2019).
Relationship Agreement, dated 20 December 2018 between Just Eat Takeaway.com N.V. and Delivery Hero SE (incorporated by reference to Exhibit 10.4 to the Form F-4 (File No. No. 333-255540) which was declared effective by the SEC on 12 May 2021

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 2, 2022	JUST EAT TAKEAWAY.COM N.V.

By:
	Name:	Sophie Versteege
	Title:	Company secretary

F-2	Report of independent registered public accounting firm
F-6	Consolidated statement of profit or loss and other comprehensive loss
F-7	Consolidated statement of financial position
F-8	Consolidated statement of changes in equity
F-9	Consolidated statement of cash flows
F-10	Notes to the Consolidated financial statements
F-10	1 General
F-10	2 Basis of preparation
F-16	3 Revenue
F-18	4 Order fulfilment cost
F-19	5 Staff costs
F-20	6 Share-based payments
F-28	7 Other operating expenses
F-28	8 Finance income and expense
F-29	9 Income taxes
F-33	10 Operating segments
F-36	11 Business combinations
F-40	12 Goodwill
F-43	13 Other intangible assets
F-44	14 Property and equipment
F-45	15 Investments in associates and joint ventures
F-47	16 Trade and other receivables
F-48	17 Other current assets
F-48	18 Inventories
F-49	19 Cash and cash equivalents
F-49	20 Equity
F-51	21 Basic and diluted loss per share
F-52	22 Borrowings
F-54	23 Provisions
F-55	24 Trade and other liabilities
F-60	25 Financial instruments
F-61	26 Leases
F-62	27 Cash flow statement supplementary information
F-63	28 Related party transactions
F-64	29 Off-balance sheet commitments
F-65	30 Contingent liabilities
F-67	31 List of subsidiaries, joint ventures and associates
F-69	32 Events after the reporting period

Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam P.O.Box 58110 1040 HC Amsterdam Netherlands Tel: +31 (0)88 288 2888 Fax: +31 (0)88 288 9737 www.deloitte.nl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Just Eat Takeaway.com N.V.

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS 2021 INCLUDED IN THE ANNUAL REPORT

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Just Eat Takeaway.com N.V and subsidiaries (the "Company") as of 31 December 2021 and 2020 the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended 31 December 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our most challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Business combinations —Refer to Note 11 to the financial statements

Critical Audit Matter Description

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited.

On 15 June 2021, Just Eat Takeaway N.V. acquired 100% of the shares of Grubhub Inc. for Euro 4.8 billion. The acquisition was accounted for using the acquisition method and the consideration transferred was measured at fair value. The Company provisionally measured the identifiable assets and liabilities acquired at fair value based on estimated future cash flows expected to arise from the assets and applying a discount rate in order to calculate present value.

We identified the acquisition of Grubhub Inc. as a critical audit matter, because of the significant estimates management makes to determine the fair value of intangible assets acquired. This required a high degree of auditor’s professional judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s estimates used in the provisional purchase price allocation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of intangible assets in the Grubhub Inc. included, but were not limited to, the following:

●     We obtained the forecast to evaluate management’s analysis in relation to forecasted growth and compared assumptions used in projections to historical data, external market reports and the Company’s announcements to the market.

●     With the assistance of our fair value specialists, we evaluated the valuation model used and the key assumptions applied. We evaluated the reasonableness of management’s methodology and valuation assumptions, and developed a range of independent estimates and comparing our estimates to those used by management.

●     We evaluated the reasonableness of changes made to the updated provisional purchase price allocation, in comparison to the initial provisional purchase price allocation, by validating inputs with historical data and external sources and evaluating key business assumptions.

Goodwill – Refer to Note 12 to the financial statements

Critical Audit Matter Description

Indefinite lifetime intangibles, being goodwill, amounted to Euro 8.3 billion as at 31 December 2021, representing 46% of the Company’s total assets. The goodwill is allocated to cash generating units (CGUs) for which management is required to assess the recoverability at least annually, or more frequently when there is an indication that goodwill may be impaired.

The Company used assumptions and applied judgments in forecasting future market and economic conditions. The key assumptions, impairments recorded, and sensitivities are disclosed in Note 12 to the consolidated financial statements.

The determination of the recoverable amount of goodwill involves management judgment and estimates and is based on assumptions that are affected by future market and economic conditions. We identified the valuation of goodwill as a critical audit matter as this required a high degree auditor’s professional judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s estimates used in the annual impairment test.

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the annual impairment test of goodwill included, but were not limited to, the following:

●      With the assistance of our fair value specialists, we evaluated and benchmarked the discount rate and the valuation methodologies used by management to determine the recoverable amount in the annual impairment tests.

●      We evaluated management's judgements and estimates related to forecasted cashflows by comparing the business assumptions to historic performance, future outlooks, analyst reports and market outlook, taking into account the impact of Covid-19.

Revenue — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company’s revenue of Euro 4.5 billion is derived principally from commission fees paid by restaurants for use of the Just Eat Takeaway.com’s platforms in connecting restaurants to consumers. Commission revenue is primarily earned from restaurants on a per order basis as a percentage of the Order Value and is derived from a high volume of transactions.

As of 31 December 2021, the Company identified material weaknesses in its internal control over financial reporting. These material weaknesses included ineffective general information technology controls (GITCs) that are significant to the revenue process. Automated and manual business process controls that were dependent on the ineffective GITCs were also determined to be ineffective.

As a consequence of the material weaknesses, we were not able to rely on the operating effectiveness of such controls in a highly automated environment in our audit of revenue. Therefore, we applied a non-control reliance approach, on revenue which we identified as a critical audit matter. The inability to rely on controls required the performance of incremental audit procedures over revenue, including the need to involve our IT specialists and professionals with expertise in data analytics.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures for revenue included, but were not limited to, the following:

●     Our IT specialists performed additional audit procedures related to privileged access rights to IT applications, in response to the GITC deficiencies.

●     We selected a sample of transactions and compared the amounts recorded to underlying supporting documentation including contracts with restaurants, cash disbursements received, and invoices, to evaluate the accuracy of order data in the system.

●     Our IT specialists performed a database reconciliation of an independent order population with the order registration to evaluate the completeness of order data in the system.

●     We involved data analytics specialists to assist us in performing statistical substantive analytical procedures on revenue and evaluating the results.

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited.

F-4

/s/ Deloitte Accountants B.V.

Amsterdam
2 March 2022

We have served as the Company's auditor since 2014.

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited.

Consolidated statement of profit or loss and other comprehensive loss for the year ended 31 December
€ millions	Note	2021	2020	2019
Revenue	3	4,495	2,042	416
Courier costs	4	(2,517)	(727)	(70)
Order processing costs	4	(406)	(193)	(41)
Staff costs	5	(890)	(417)	(112)
Other operating expenses	7	(1,164)	(655)	(234)
Depreciation, amortisation and impairment	12,13, 14, 26	(443)	(174)	(35)
Operating loss		(925)	(124)	(76)
Share of results of associates and joint ventures	15	(62)	(16)	-
Finance income	8	23	3	0
Finance expense	8	(75)	(30)	(16)
Other gains and losses		2	2	6
Loss before income tax		(1,037)	(165)	(86)
Income tax benefit / (expense)	9	8	(5)	(35)
Loss for the period		(1,029)	(170)	(121)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to profit or loss:
Fair value gain / (loss) on investments in equity instruments through OCI	20	-	323	-
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation gain / (loss) related to foreign operations, net		717	(357)	16
Other comprehensive income / (loss) for the period		717	(34)	16
Total comprehensive loss for the period		(312)	(204)	(105)

Loss attributable to:
Owners of the Company		(1,016)	(170)	(121)
Non-controlling interest		(13)	0	-

Total comprehensive loss attributable to:
Owners of the Company		(299)	(204)	(105)
Non-controlling interest		(13)	0	-

Loss per share (expressed in € per share)
Basic loss per share	21	5.53	(1.21)	(2.08)
Diluted loss per share	21	5.53	(1.21)	(2.08)

The accompanying Notes are an integral part of these consolidated financial statements. Amounts may not add up due to rounding.

Consolidated statement of financial position

as at 31 December

€ millions	Note	2021	2020
Assets
Goodwill	12	8,283	4,614
Other intangible assets	13	5,531	3,207
Property and equipment	14	185	47
Right-of-use assets	26	354	77
Investments in associates and joint ventures	15	1,517	1,575
Deferred tax assets	9	2	-
Other non-current assets		50	12
Total non-current assets		15,922	9,532

Trade and other receivables	16	298	162
Other current assets	17	159	100
Current tax assets	9	44	17
Inventories	18	33	14
Cash and cash equivalents	19	1,320	529
Total current assets		1,854	822

Total assets		17,776	10,354

Equity and liabilities
Total shareholders’ equity	20	13,050	8,481
Non-controlling interest		(8)	5
Total equity		13,042	8,486

Borrowings	22	2,204	474
Deferred tax liabilities	9	910	546
Lease liability	26	316	66
Non-current provisions and other liabilities	23	27	2
Total non-current liabilities		3,457	1,088

Borrowings	22	37	9
Lease liability	26	59	21
Provisions	23	63	-
Trade and other liabilities	24	1,082	713
Current tax liabilities	9	36	37
Total current liabilities		1,277	780
Total liabilities		4,734	1,868
Total equity and liabilities		17,776	10,354

The accompanying Notes are an integral part of these consolidated financial statements. Amounts may not add up due to rounding.

Consolidated statement of changes in equity
	Note	Share capital	Share premium	Foreign currency translation	Fair value through OCI[1] reserve	Equity-settled share-based payments reserve	Equity component of convertible bonds	Accumulated deficits	Total shareholders‘ equity	Non- controlling interest	Total equity
€ millions				Legal reserves	Other reserves
Balance as at 31 December 2018		2	250	(3)	-	5	-	(111)	143	-	143
Initial application of IFRS 16		-	-	-	-	-	-	(1)	(1)	-	(1)
Balance as at 1 January 2019		2	250	(3)	-	5	-	(112)	142	-	142
Total comprehensive (loss) / income		-	-	16	-	-	-	(121)	(105)	-	(105)
Issuance of shares	20	0	430	-	-	-	-	-	430	-	430
Issuance of shares related to business combination	11	1	652	-	-	-	-	-	653	-	653
Transaction costs	11	-	(12)	-	-	-	-	-	(12)	-	(12)
Issuance of convertible bonds	22	-	-	-	-	-	23	-	23	-	23
Share-based payments[2]		0	4	-	-	(1)	-	-	3	-	3
Balance as at 31 December 2019		3	1,324	13	-	4	23	(233)	1,134	-	1,134
Total comprehensive (loss) / income		-	-	(357)	323			(170)	(204)	-	(204)
Issuance of shares	20	0	400	-	-		-	-	400	-	400
Issuance of shares related to business combination	11	3	7,104	-	-		-	-	7,107	5	7,112
Transaction costs	11	-	(31)	-	-		-	-	(31)	-	(31)
Issuance of convertible bonds	22	-	-	-	-		51	-	51	-	51
Share-based payments[2]		0	4	-	-	20	-	-	24	-	24
Balance as at 31 December 2020		6	8,801	(344)	323	24	74	(403)	8,481	5	8,486
Total comprehensive (loss) / income		-	-	717	-	-	-	(1,016)	(299)	(13)	(312)
Issuance of shares related to business combination	11	3	4,637	-	-	140	-	-	4,780	-	4,780
Transaction costs	11	-	(33)	-	-			-	(33)	-	(33)
Issuance of convertible bonds	22	-	-	-	-	-	139	-	139	-	139
Deferred tax on convertible bonds	9	-	-	-	-	-	(15)	-	(15)	-	(15)
Share-based payments		0	45	-	-	24	-	3	72	-	72
Transfer to accumulated deficits	20	-	-	-	(323)	-	-	323	-	-	-
Direct equity movements from associates	15	-	-	-	-	-	-	(79)	(79)	-	(79)
Other		-	-	-	-	-	-	4	4	-	4
Balance as at 31 December 2021		9	13,450	373	-	188	198	(1,168)	13,050	(8)	13,042

[1]	Fair value gain on our investment in Just Eat prior to obtaining control, refer to Note 11 Business combinations
[2]	In 2020, Just Eat Takeaway.com changed its accounting policy to present share options exercised as part of share premium instead of accumulated deficits

The accompanying Notes are an integral part of these consolidated financial statements. Amounts may not add up due to rounding.

Consolidated statement of cash flows

for the year ended 31 December

€ millions	Note	2021	2020	2019
Loss for the period		(1,029)	(170)	(121)
Adjustments:
Depreciation, amortisation and impairment	12, 13, 14, 26	443	174	35
Gain on joint venture disposal		-	-	(6)
Share of results of associates and joint ventures	15	62	16	-
Expense related to share-based payments	6	76	23	3
Finance income and expense recognised in profit or loss	8	52	27	16
Other non-cash adjustments		1	-	2
Income tax (benefit) / expense recognised in profit or loss	9	(8)	5	35
		(403)	75	(36)

Movement in working capital
(Increase) in inventories	11, 18	(17)	(6)	0
(Increase) / decrease in trade and other receivables	11, 16	5	(38)	(8)
(Increase) / decrease in other current assets	11, 17	7	(68)	(27)
Increase in trade and other liabilities	11, 24	85	262	18
Net cash generated by / (used in) operations		(323)	225	(53)
Interest paid	8	(47)	(14)	(7)
Income taxes paid	9	(53)	(33)	(3)
Net cash generated by / (used in) operating activities		(423)	178	(63)

€ millions	Note	2021	2020	2019
Cash flows from investing activities
Investment in other intangible assets	13	(53)	(16)	(1)
Investment in property and equipment	14	(98)	(27)	(8)
Repayments of loans carried at amortised cost		-	-	2
Acquisition of subsidiaries, net of cash acquired	11	128	113	(489)
Investment in equity instruments		-	-	(7)
Proceeds from sale of investment in joint venture		-	-	6
Funding provided to associates and joint ventures	15	(83)	(55)	-
Net cash generated by / (used in) investing activities		(106)	15	(497)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	6	4	400	431
Transaction costs related to issuance of ordinary shares accounted through equity	11	(33)	(31)	(12)
Principal elements of lease payments	27	(37)	(12)	(8)
Proceeds from borrowings	22, 27	1,409	434	265
Transaction costs related to the borrowings	22, 27	(15)	(6)	(6)
Repayments of borrowings	22, 27	-	(493)	(150)
Taxes paid related to net settlement of share-based payment awards	6	(16)	-	-
Net cash generated by financing activities		1,312	292	520

Net increase / (decrease) in cash and cash equivalents		783	485	(40)

Cash and cash equivalents at beginning of year	19	529	50	90
Effects of exchange rate changes of cash held in foreign currencies		8	(6)	(0)
Cash and cash equivalents at end of year[1]		1,320	529	50

[1]Cash and cash equivalents for the year ended 31 December 2021 include a cash balance of €190 million (2020: nil) that is contractually restricted from general use for a maximum duration of three years

The accompanying Notes are an integral part of these consolidated financial statements. Amounts may not add up due to rounding.

Notes to the Consolidated financial statements
1 General

Just Eat Takeaway.com is a leading global online food delivery marketplace focused on connecting consumers and Partners through its platforms.

Just Eat Takeaway.com N.V. (the “Company”) is a public limited liability company incorporated under the laws of the Netherlands and domiciled in Amsterdam, the Netherlands. The Company and the entities controlled by the Company (its subsidiaries) are referred to herein as “Just Eat Takeaway.com”, with the Company being the ultimate parent. The Company’s shares are traded on Euronext Amsterdam (ticker symbol: TKWY), its Crest Depositary Interests (“CDIs”) are traded on the London Stock Exchange (ticker symbol: JET), and, since 15 June 2021, American Depositary Shares (“ADSs”) are traded on Nasdaq (ticker symbol: GRUB). The Company is registered at the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.

Amounts in these Notes to the consolidated financial statements (the “Notes”) are in € millions unless related to number and/or nominal value of shares, number and/or fair value elements of share options, or stated otherwise. Due to rounding, amounts in the tables may not add up precisely to the totals provided. Percentages used are based on unrounded figures.

2 Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements are prepared for the purpose of filing the annual report on Form 20-F with the United States Securities and Exchange Commission ("SEC"). These consolidated financial statements for the year ended 2021 were authorised for issue by the Management Board of the Company (the “Management Board”, and members of the Management Board, “Managing Directors”) and the Supervisory Board of the Company (the “Supervisory Board”, and members of the Supervisory Board, “Supervisory Directors”) on 2 March 2022.

These consolidated financial statements are not the statutory consolidated financial statements of the Company for the years ended 31 December 2021, 2020 or 2019. Certain amounts reported in these consolidated financial statements differ from the amounts included in the statutory consolidated financial statements due to the timing of certain entries and adjustments made in the statutory consolidated financial statements for the years ended 31 December 2021, 2020 and 2019 relating to years ended 31 December 2020, 2019 and 2018.

The statutory consolidated financial statements were prepared in accordance with IFRS as adopted for use in the European Union by the European Commission and in conformity with Part 9 of Book 2 of the Dutch Civil Code. The statutory consolidated financial statements for the year ended 31 December 2021 were authorised for issue by the Management Board of the Company and Supervisory Board of the Company on 2 March 2022. The adoption of the statutory consolidated financial statements is reserved for the shareholders in the Annual General Meeting ("AGM") scheduled for 4 May 2022.

The statutory consolidated financial statements for the year ended 31 December 2020 were authorised for issue by the Management Board and Supervisory Board on 10 March 2021 and were adopted by the shareholders in the AGM on 12 May 2021. The statutory consolidated financial statements for the year ended 31 December 2019 were authorised for issue by the Management Board and Supervisory Board on 12 February 2020 and adopted by the shareholders in the Annual General Meeting on 14 May 2020. Those statutory financial statements, which were audited in accordance with International Standards on Auditing, remain as issued and approved in line with Dutch requirements.

Amendments to 2020 presentation
During 2021, Just Eat Takeaway.com changed the classification of Outsourced service costs incurred in certain markets to reflect more appropriately the nature of the expenses and to further improve presentation. Comparative amounts in the Consolidated statement of profit or loss and other comprehensive loss and related Notes were reclassified for consistency. As a result, €47 million was reclassified from Staff costs to Other operating expenses (2019: nil).

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis unless stated otherwise. Income and expenses are accounted for on an accrual basis.

 Reference is made to the significant accounting policies as included in the relevant Notes to the consolidated financial statements for more detailed information on the measurement basis. These policies have consistently been applied by Just Eat Takeaway.com.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Just Eat Takeaway.com considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows:

•           Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•           Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•           Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Going concern

The Management Board has assessed the going concern assumptions of Just Eat Takeaway.com during the preparation of the consolidated financial statements. The assessment includes knowledge of Just Eat Takeaway.com, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity, short- and long-term cash flow projections, debt and capital were considered. There are no events or conditions that give rise to doubt the ability of Just Eat Takeaway.com to continue as a going concern for a period of twelve months from the date the consolidated financial statements are authorised for issue. Consequently, it has been concluded that it is reasonable to apply the going concern concept as the underlying assumption for the consolidated financial statements.

Covid-19

The onset of the Covid-19 pandemic during 2020 and the ensuing measures introduced by governments over the course of 2020 and 2021 across our markets has had an impact on our business. The overall impact of Covid-19 on Just Eat Takeaway.com’s financial condition and results of operations has been accelerated order growth rates with more consumers joining the platforms and ordering online. The economic uncertainty caused by the Covid-19 pandemic and the extent to which the Covid-19 pandemic will continue to impact Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors. The Management Board will continue to monitor these factors and the impact thereof on its business and results of operations.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries).

Control

The Company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. All relevant facts and circumstances are considered in assessing whether or not the Company’s voting and share rights in an investee are sufficient to give it power.

Non-controlling interest

Non-controlling interests in subsidiaries are identified separately from Just Eat Takeaway.com N.V.’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Consolidation process

Consolidation of a subsidiary begins when control over the subsidiary is obtained and ceases when control over the subsidiary is lost. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss and other comprehensive income or loss (“OCI”) from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Just Eat Takeaway.com accounting policies. All intra-group assets and liabilities, equity, income and expenses, including any unrealised income and expenses, relating to transactions between members of Just Eat Takeaway.com are eliminated in full upon consolidation.

Profit or loss and each component of OCI are attributed to the shareholders of Just Eat Takeaway.com and to the non-controlling interests. Total comprehensive income or loss of the subsidiaries is attributed to the owners of Just Eat Takeaway.com and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Foreign currencies

Functional and presentation currency

These consolidated financial statements are presented in euros, which is the Company’s functional currency and the presentation currency for the consolidated financial statements.

Foreign currency transactions

In preparing the financial statements of each individual Just Eat Takeaway.com entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognised initially in OCI and reclassified from equity to profit or loss on repayment of the monetary items.

Foreign operations

The assets and liabilities of Just Eat Takeaway.com’s foreign operations, including goodwill and fair value adjustments arising on acquisitions, are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a foreign currency translation reserve as part of shareholders’ equity.

Impairment of non-financial assets

At each reporting date, the carrying amounts of non-financial assets of Just Eat Takeaway.com are reviewed to determine whether there is any indication that those assets may be impaired. If any indication of impairment exists, the recoverable amount of the asset is estimated in order to determine if there is any impairment loss. Goodwill is tested annually for impairment and whenever an impairment trigger is identified.

Where the asset does not generate cash flows that are independent from other assets, they are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating unit (“CGU”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination.

The recoverable amount is the greater of the fair value less costs of disposal and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present values using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognised whenever the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised with regard to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss of goodwill is not subsequently reversed.

Receivables are financial assets subsequently measured at amortised cost and are assessed for impairment using the “expected credit loss” model, refer to Note 16 for further details.

Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and reported as a net amount in the consolidated statement of financial position when there is a legally enforceable right to offset the amounts recognised and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Just Eat Takeaway.com entity or the counterparty.

Consolidated statement of cash flows

The consolidated statement of cash flows has been prepared using the indirect method. The indirect method implies that the consolidated result for the year is adjusted for items and expenses that are not cash flows and for autonomous movements in operating working capital (excluding impact from business acquisitions). Cash payments to employees and suppliers are recognised as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment-related costs, spending on provisions, and income taxes paid on operating activities.

Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortised cost, additions and disposals of joint ventures and equity investments, and from the acquisition of business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Cash flows from financing activities comprise the cash receipts of the exercise of share options, payments for issued shares, debt instruments, and short-term financing.

New and amended standards

In the current period, Just Eat Takeaway.com has mandatorily adopted a number of amendments to IFRS issued by the IASB that are effective for the current accounting period.

The following amendments to standards were applied for the first time in 2021, resulting in consequential changes to the accounting policies and other Note disclosures, where applicable:

•           Amendments to IFRS 16 Covid-19-related Rent Concessions (beyond 30 June 2021)

•           Amendments to IFRS 4 Insurance contracts - deferral of IFRS 9

•           Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest rate benchmark reform - phase 2

The abovementioned amendments do not have a significant impact on the disclosures or on the amounts reported in these consolidated financial statements.

New and amended standards and interpretations not yet effective

Certain new accounting standards and interpretations have been issued but are not yet effective for the year ended 31 December 2021 and have not been early adopted:

•           Adoption of IFRS 17 Insurance contracts

•           Amendments to IAS 1 Classification of Liabilities as Current or Non-current

•           Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting policies

•           Amendments to IAS 8 Definition of Accounting Estimates

•           Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•           Amendment to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and Annual Improvements 2018-2020

•           Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

None of the accounting standards issued but not yet effective are expected to have a significant impact on these consolidated financial statements.

Critical accounting judgements and key sources of estimation uncertainty

In applying Just Eat Takeaway.com’s accounting policies, the Management Board is required to make judgements that may have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying Just Eat Takeaway.com’s accounting policies

The following are the critical accounting judgements that have the most significant effect on the amounts recognised in the consolidated financial statements:

Principal versus agent revenue recognition

Judgement is required in evaluating whether we are the principal or an agent in transactions with our customers. The evaluation is based on whether Just Eat Takeaway.com controls the goods or services provided to the customer and therefore is the principal in the transaction and presents revenue on a gross basis, or arranges for other parties to provide the service to the customer and therefore is an agent in the transaction and presents revenue on a net basis.

The Management Board has determined that, for order facilitation services, Just Eat Takeaway.com is an agent as consumers use the Just Eat Takeaway.com platforms to choose a Partner’s distinct offerings and place an order for them, with fulfilment of the food order always remaining the responsibility and within the control of the Partner. Just Eat Takeaway.com does not pre-purchase or otherwise obtain control of the Partner’s goods or services prior to their transfer to the consumer.

In addition to order facilitation services, Just Eat Takeaway.com includes the option of delivery services in contracting with Partners. If Just Eat Takeaway.com contracts with a Partner for Just Eat Takeaway.com to provide delivery services, the Management Board has determined that the delivery service is controlled by Just Eat Takeaway.com because (i) Just Eat Takeaway.com has the responsibility for performing the delivery service, including but not limited to, identifying and directing the couriers to perform the delivery services, thereby controlling the service before it is transferred to the consumer; (ii) Just Eat Takeaway.com remains at all times primarily responsible to its customers for delivering the food to the consumer; and (iii) Just Eat Takeaway.com has sole discretion in setting the transaction price for the delivery services (as well as the other key terms) and the sole ability to decline services for delivery.

The majority of Just Eat Takeaway.com’s revenue is recognised when the transaction is completed, i.e. when the order is delivered to the consumer and it is probable that Just Eat Takeaway.com will collect the related consideration, that being on delivery of food to a consumer. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction. Order facilitation commission revenue is recorded on a net basis as Just Eat Takeaway.com has concluded that it is acting as an agent. Fees and commissions for delivery services are recognised in revenue, with the cost incurred in providing the delivery services and processing transactions included in order fulfilment costs, as Just Eat Takeaway.com has concluded that it is acting as the principal where Just Eat Takeaway.com controls the delivery service.

Taxation

As a result of the geographical spread of our operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within our control.

For each Just Eat Takeaway.com entity, the current income tax expense is calculated and (material) differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations may deviate from the final tax assessments, which will be received in future periods.

In determining the amount of current and deferred tax, the impact of uncertain tax positions and whether additional taxes and interest may be due are taken into account. Just Eat Takeaway.com believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that the relevant tax authority will not accept the tax treatment under tax law. The provisions are measured at the best estimate of the amount expected to become payable. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in the period in which the change occurs. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgements mainly relate to transfer pricing, including inter-company financing, expenditure deductible for tax purposes and restructuring of the assets in order to align the tax and legal structure with the business model of Just Eat Takeaway.com.

A deferred tax asset is recognised to the extent that it is probable that sufficient and suitable future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised. Relevant tax law is considered to determine the availability of the losses to offset against the taxable profits in the future. Recognition of deferred tax assets therefore involves judgement regarding the future financial performance of the entities for which the deferred tax asset has been recognised and is therefore inherently uncertain. See Note 9 for details of the deferred tax asset arising from tax losses recognised.

Liabilities in respect of uncertain tax positions, if these would occur, are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable in order to ascertain a weighted average probable liability. In-house tax experts, external tax experts and previous experience are used to help assess the tax risks when determining and recognising such liabilities. See Note 9 for details of the uncertain tax positions.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognised in financial statements:

Valuation of goodwill and intangible assets

Business combinations entered into during the period require an estimation of the fair value of the consideration transferred and the fair value of the assets acquired, and liabilities assumed. The key sources of estimation uncertainty are related to the initial valuation of goodwill and intangible assets. This requires an estimation of the future cash flows expected to arise from the acquisition and a suitable discount rate in order to calculate present value. The assumptions included to derive these discounted cash flows include order growth rates and the weighted average cost of capital ("WACC"). In addition, the valuation of individual intangible assets is dependent on estimates regarding royalty rates (Technology platforms and Brand names) and attrition rates (Consumer lists and Restaurant databases).

Refer to Note 11 for more information on business combinations.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Management Board to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the forecast period, revenue growth rates, long-run Adjusted EBITDA margin, and the WACC. Should the actual performance be worse than assumptions made relating to the forecast period, revenue growth and long-run Adjusted EBITDA margin, or if future outlook changes over time, there is a significant risk of a material adjustment to goodwill within the next 12 months. Changes in the competitive or regulatory environment or changes in technology could result in significant changes to revenue growth and the long-run Adjusted EBITDA margin. For example, a new competitor may enter a market, commission (fee caps), labour or other relevant regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated.

Refer to Note 12 for more information on the carrying amounts and impairment analyses performed.

Impairment of intangible assets other than goodwill

Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e. the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such cases, the Management Board determines the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Refer to Note 13 for more information on the nature of these intangible assets, the carrying amounts and impairment analyses performed.

Useful lives of other intangible assets

The useful lives of intangible assets other than goodwill are determined based on best practice within Just Eat Takeaway.com and are in line with common market practice. Just Eat Takeaway.com reviews the remaining useful lives of its other intangible assets annually.

The uncertainty included in this estimate is that the useful lives are estimated longer or shorter than the actual useful lives of the intangible assets, which could possibly result in changes in amortisation in future years and/or impairments at the end of the actual useful lives of the related intangible assets.

Provisions and contingencies

In determining the likelihood and timing of potential cash outflows, Just Eat Takeaway.com needs to make estimates. For claims and litigation, the assessment is based on internal and external legal assistance and established precedents. For contingencies, Just Eat Takeaway.com is required to exercise significant judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings and negotiations between affected parties.

Refer to Note 23 and Note 30 for more information on provisions and contingencies.

3 Revenue

Revenue is measured based on the consideration to which Just Eat Takeaway.com expects to be entitled from contracts with customers and excludes amounts collected on behalf of third parties. Just Eat Takeaway.com recognises revenue when it transfers control of a product or service to a customer.

A performance obligation is the unit of account for revenue recognition. At contract inception, Just Eat Takeaway.com identifies the performance obligations within the contract. To determine whether a promised service (or bundle of services) is distinct, Just Eat Takeaway.com applies judgment using two criteria:

•	Capable of being distinct: the customer can benefit from the good or service on its own or together with other readily available resources. If Just Eat Takeaway.com regularly sells the good or service separately, then this is an indicator for the good or service’s capability of being distinct.
•	Distinct within the context of the contract: Just Eat Takeaway.com considers a promise distinct within the context of the contract when the promised transfer of the good or service is separately identifiable from other promises in the contract.

Revenue is derived principally from commission fees paid by Partners for use of Just Eat Takeaway.com’s platforms in connecting Partners to consumers and from delivery services provided. Revenue is presented net of any discounts provided to Partners or consumers, VAT and other sales-related taxes. There are no significant financing components in the contracts.

Revenue, disaggregated according to whether it is order-driven or ancillary in nature, is as follows:

€ millions	2021	2020	2019
Order-driven revenue	4,314	1,975	410
Ancillary revenue	181	67	6
Revenue	4,495	2,042	416

Just Eat Takeaway.com has revised its disaggregation of revenue. The purpose of the revision is to distinguish between revenues which are earned directly from orders placed on Just Eat Takeaway.com's platforms and revenues which are not. The comparatives have been adjusted accordingly.

 For all revenue streams of Just Eat Takeaway.com, no obligation for returns or other forms of warranty are applicable, other than the vouchers and refunds issued as described below.

Due to Just Eat Takeaway.com’s highly fragmented participating Partner base, no single Partner contributed 10% or more to Just Eat Takeaway.com’s revenue in 2021 (2020: none, 2019: none).

Order-driven revenue

Order-driven revenue consists of all revenue streams which are earned from orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from Partners and consumers and primarily includes commission fees and consumer delivery fees which are charged on a per order basis.

Commission revenue

Commission revenue is earned through the contracts with Partners and through arrangements entered into with consumers via Just Eat Takeaway.com’s ordering platforms. Commission revenue primarily arises from commission fees charged for order facilitation services, including those commissions from Partners where Just Eat Takeaway.com also provides the delivery services.

The primary performance obligation in the contracts with Partners is to connect Partners with consumers and facilitate orders. For Partners that do not deliver themselves, there is an additional performance obligation to provide delivery services.

Commission revenue is primarily earned from Partners on a per order basis as a percentage of the order value. The commission charged covers both the order facilitation performance obligation and, where the Partner has opted for delivery services, commission for that delivery service performance obligation. Revenue is recognised when the order is delivered, being the point at which no transactional obligations remain. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction.

For the order facilitation service, Just Eat Takeaway.com acts as an agent and recognises revenue on a net basis. For the delivery service, Just Eat Takeaway.com acts as a principal and recognises revenue on a gross basis, with the cost of delivery recorded in Order fulfilment costs.

Consumer delivery fees

Consumer delivery fee revenue is earned when Just Eat Takeaway.com is responsible for providing the delivery services for orders from Partners that do not deliver themselves.

Consumer delivery fees are charged on a per order basis. Revenue is recognised when the order is delivered, being the point at which no transactional obligations remain. This is irrespective of whether the individual making the delivery is an employed courier, independent contractor or a courier hired through a third-party delivery company or agency, as Just Eat Takeaway.com maintains primary responsibility for delivery under all of these arrangements. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction. For the delivery service, Just Eat Takeaway.com acts as a principal and recognises revenue on a gross basis, with the cost of delivery recorded in Order fulfilment costs.

Vouchers and refunds

Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers’ use of Just Eat Takeaway.com’s platforms. Discount vouchers are recognised as a reduction to revenue when the voucher is redeemed by the consumer. As the discount does not establish a contract with the consumer and is in respect of future orders, no liability is recorded at the point when the discount vouchers are issued. Discount vouchers have an expiry date.

Refunds and customer care vouchers are given where there is an unsatisfactory consumer experience. Refunds and customer care vouchers are recognised as a reduction to revenue when the refund or voucher is awarded, which typically occurs shortly after the original order.  Upon issuance of a voucher a proportion of the transaction price is allocated and deferred as a liability. The liability recognised at the end of each reporting year reflects amounts for customer care vouchers not yet redeemed or credited to a consumer’s account, excluding any which have expired or are not expected to be redeemed.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, promoted placement fees which are not earned on a per order basis, and subscription fees.

Merchandise

Revenue for the sale of merchandise is recognised at the point the goods are delivered and control has transferred to Partners.

Promoted placement

Depending on the market, promoted placement fees are charged to Partners using a cost per order model, which is classified as order-driven revenue, and cost per click model or a fixed-fee model which are classified as ancillary revenues as they do not relate directly to orders.

For all three models, Just Eat Takeaway.com’s performance obligation is to place the Partner in a promoted position appearing more prominently in the search results on the platform for selected locations and, for the fixed fee model, for a specific duration as agreed upon in the contract. Under the cost per order and cost per click models, revenue is recognised when the order is delivered or when the clicks have been generated, respectively. Under the fixed fee model, revenue is recognised on a time-elapsed basis over the duration of the contract.

Subscription fees

Subscription revenue consists of subscription fees charged either to Partners to access the platforms or to consumers in return for zero delivery fees on qualifying orders from eligible Partners. Just Eat Takeaway.com's performance obligations to Partners and consumers are respectively to provide access to the platforms and to stand-ready to provide delivery services. Just Eat Takeaway.com acts as a principal for both performance obligations. Revenue is recognised on a time-elapsed basis over the period of the contract as this best reflects the transfer of the services to Partners and consumers.

Contract Acquisition Costs

Just Eat Takeaway.com defers the incremental costs of obtaining and renewing Partner contracts, primarily consisting of commissions and bonuses and related payroll taxes, as contract acquisition assets within Other non-current assets. Contract acquisition assets are amortised on a straight-line basis to Staff costs over the useful life of the contract, which is estimated to be approximately 4 years based on anticipated customer renewals. As at 31 December 2021, Just Eat Takeway.com deferred €20 million of contract acquisition costs (2020: nil). During 2021, €1 million of related expenses were amortised (2020: nil, 2019: nil).

4 Order fulfilment cost

Order fulfilment costs consist of courier costs and order processing costs.

Courier costs relate to wages and salaries, social security charges, pension premium contributions for couriers with whom Just Eat Takeaway.com has an employment agreement and other courier related costs. In addition, courier costs include the cost of engaging couriers through agencies, as independent contractors or through third-party delivery companies as contracted by Just Eat Takeaway.com.

The order processing costs contain fees charged by external online payment service providers to process online payments for consumers on behalf of the Partner; order management costs for transmitting orders from consumers to Partners (such as the costs of the infrastructure, SMS costs and the cost of GPRS printers); and other costs, including the cost of merchandise sold.

€ millions	2021	2020	2019
Courier costs	2,517	727	70
Order processing costs	406	193	41
Order fulfilment costs	2,923	920	111

Order processing costs mainly contain online payment services costs of €271 million (2020: €93 million, 2019: €21 million) and order management costs of €94 million (2020: €51 million, 2019: €13 million).

5 Staff costs

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if Just Eat Takeaway.com has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. Staff costs comprise directly attributable costs of staff and Managing Directors and Supervisory Directors, social security charges, pension premium contributions, share-based payments and temporary staff expenses. Staff costs exclude costs related to employed or indirectly employed couriers, which are included in courier costs.

Pension premium payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered services entitling them to the contributions. Pension premiums are paid for by Just Eat Takeaway.com.

€ millions	2021	2020	2019
Wages and salaries	655	313	83
Social security charges	85	43	13
Pension premium contributions	33	13	2
Share-based payments	81	23	3
Temporary staff expenses	36	25	11
Staff costs	890	417	112

The pension costs of Just Eat Takeaway.com are primarily related to defined contribution retirement benefit plans for all qualifying employees of Just Eat Takeaway.com, limiting Just Eat Takeaway.com’s legal obligation to the amount it agrees to contribute during the period of employment. The assets of the plans are held separately from those of Just Eat Takeaway.com in funds under the control of pension insurance companies and pension funds. The defined contribution retirement benefit plans held by the foreign subsidiaries are similar to those held in the Netherlands.

The pension premium contribution payable to the pension provider is recorded as an expense. The capital available for the purchase of a pension equals the investment value as at pension date, which has not been guaranteed by Just Eat Takeaway.com. Based on the administrative regulations, Just Eat Takeaway.com has no other obligations than the pension premium payments.

Share-based payment charges in scope of IFRS 2 are recognised in Staff costs, refer to Note 6 Share-based payments.

The temporary staff expenses relate to costs of contingent workers such as agency workers or contractors.

6 Share-based payments

Equity-settled share-based payments to employees and Managing Directors are measured at the fair value of the equity instruments at the grant date (also referred to as the “measurement date”). The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the measurement date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares and options that will eventually vest, with a corresponding increase in shareholders’ equity. At the end of each reporting period, the Company revises its estimate of the number of shares and options expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based payments reserve.

Share-based payment transaction in a business combination

When the share-based payment awards held by the employees of an acquiree (acquiree awards) are replaced by the Company’s share-based payment awards (replacement awards), both the acquiree awards and the replacement awards are measured in accordance with IFRS 2 (“market-based measure”) at the acquisition date. The portion of the replacement awards that is included in measuring the consideration transferred in a business combination equals the market-based measure of the acquiree awards multiplied by the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the acquiree award. The excess of the market-based measure of the replacement awards over the market-based measure of the acquiree awards included in measuring the consideration transferred is recognised as remuneration cost for post-combination service.

However, when the acquiree awards expire as a consequence of a business combination and the Company replaces those awards when it does not have an obligation to do so, the replacement awards are measured at their market-based measure in accordance with IFRS 2. All of the market-based measure of the replacement awards is recognised as remuneration cost for post-combination service.

At the acquisition date, when the outstanding equity-settled share-based payment awards held by the employees of an acquiree are not exchanged by the Company for its share-based payment awards, the acquiree share-based payment transactions are measured at their market-based measure at the acquisition date. If the share-based payment transactions have vested at the acquisition date, they are included as part of the non-controlling interest in the acquiree. However, if the share-based payment transactions have not vested at the acquisition date, the market-based measure of the unvested share-based payment transactions is allocated to the non-controlling interest in the acquiree based on the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the share-based payment transaction. The balance is recognised as remuneration cost for post-combination service.

The following share-based payment schemes existed during the period:

•           Long-Term Incentive Plans (“LTIPs”) for the Management Board;

•           Short-Term Incentive plan (“STI”) for the Management Board;

•           The newly adopted Employee Long Term Incentive Plan ("ELTIP");

•           The newly adopted Employee Short Term Incentive Plan ("ESTI");

•           The Employee Share Options Plan (“ESOP”);

•           The Performance Share Plan (“PSP”) and Restricted Share Plan (“RSP”);

•           The Just Eat Sharesave Plans and the Just Eat Deferred Share Bonus Plan 2018 (“DBSP”); and

•           The rolled-over Grubhub share plans ("the Grubhub rollover plans"), including:

•           the Grubhub Inc. 2015 Long-Term Incentive Plan;

•           the 2013 Omnibus Incentive Plan;

•           the SCVNGR, Inc. 2013 Stock Incentive Plan; and

•           the Tapingo Ltd. 2011 Option Plan.

LTIPs

The Company has equity-settled performance-based LTIPs in place for the Management Board to strengthen the alignment with shareholders’ interests. There have been five grants under the LTIPs:

•           LTIPs 2017-2019, 2018-2020 and 2019-2021, all vested as per 31 December 2021;

•           LTIP 2020-2023 granted as at 21 May 2020 (legal grant date); and

•           LTIP 2021-2024 granted as at 19 May 2021 (legal grant date).

Under these LTIPs, conditional performance options were granted to each Managing Director. These options shall vest three years after the relevant grant date, subject to service conditions, non-market and market performance conditions to be assessed over a three-year period.

The target award level is 100% of base fee for each Managing Director. The number of conditionally granted share options is 100% of base fee divided by the share price average of the five-day period after the annual general meeting. The LTIP 2019-2021 vested as per 31 December 2021 and based on the relative weight of the targets under the performance conditions, 100% of the granted share options vested.

The measurement date is the date at which the Company and the Managing Directors agree to the LTIP and requires that the Supervisory Board and all Managing Directors have a shared understanding of the terms and conditions of the LTIP. Under the remuneration policy there is an annual grant to each Managing Director with a three-year vesting period for each grant.

The vesting period is the period during which all of the specified vesting conditions are to be satisfied in order for the Managing Directors to be entitled unconditionally to the options granted. The vesting conditions are:

• One service condition (being continued employment for a period of three years from the grant date);

• Two non-market performance conditions (being revenue growth and a strategic target, with relative weights of 37.5% and 25% respectively); and

• One market performance condition (being relative Total Shareholder Return (TSR) against the AEX, FTSE 100, and NASDAQ 100 index with a relatively weight of 37.5%).

Since a variable number of conditional performance options to the value of a fixed amount is awarded, commonly known as share options “to the value of”, Just Eat Takeaway.com has assessed the impact of the service condition and performance conditions on the long-term incentive costs for the LTIPs.

The details of conditional performance share options granted under the LTIP for Managing Directors as at 31 December 2021 are as follows:

	31 December 2021		31 December 2020		31 December 2019
	Number of share options	Weighted-average exercise price (in €)	Number of share options	Weighted-average exercise price (in €)	Number of share options	Weighted-average exercise price (in €)
Outstanding as at the beginning of the period	89,559	40.10	80,023	46.25	83,905	47.38
Granted during the period	19,075	-	14,233	-	-	-
Forfeited during the period	-	-	-	-	(3,882)	23.37
Exercised during the period	(5,780)	23.37	(4,697)	23.37	-	-
Expired during the period	-	-	-	-	-	-
Outstanding as at the end of the period	102,854	33.60	89,559	40.10	80,023	46.25
Exercisable as at the end of the period	69,546		44,003		15,535

The weighted average fair value for share options granted during the period was €30.93 (2020: €101.96, 2019: €0).

The conditional performance options were priced using Monte Carlo simulation. The inputs to the model for the share options were as follows:

	LTIP 2021-2024	LTIP 2020-2023
Exercise price	nil	nil
Expected volatility	40.51%	38.81%
Expected dividend yield	0.00%	0.00%
Risk-free rate	-0.62%	-0.72%
Vesting period	3 years	3 years
Share price at valuation date	€45.88	€92.40
Average share price prior to performance period	€93.53	€77.84

The assumptions made in the pricing model for the LTIP are based upon publicly available market data and internal information and are as follows:

•	The maximum number of shares and options to be granted to the LTIP participants is directly linked to the fixed salary of each Managing Director at grant date.
•	The expected volatilities of the share prices of the Company and the constituents of the three indices (AEX, FTSE 100, NASDAQ 100) are based on the historical volatility on a daily basis, over a period of 3 years, prior to the valuation date.
•	The correlation coefficients are based on the logarithm of the daily share price return over a 3-year period, prior to the valuation date.
•	No dividends are expected to be declared during the vesting period.
•	The risk-free rate is based on zero-coupon government bond yields based on the applicable currencies with a yield to maturity of 3 years.
•	The constituents of the three indices (AEX, FTSE 100, NASDAQ 100) are determined at the start of the performance period.

Share options exercised under the LTIP during the period

5,780 of the share options granted under the LTIPs were exercised during 2021 with a weighted average share price of €46.88 (2020: 4,697 with a weighted average share price of €97.30, 2019: 0)).

Weighted average remaining assumed life outstanding share options

The share options outstanding as at 31 December 2021 had a weighted average remaining assumed life of 7 years (31 December 2020: 8 years, 31 December 2019: 8 years). The exercise prices are between €0 and €54.62.

STI

The remuneration of the Managing Directors consists of variable remuneration in the form of STI, which will be delivered partly in cash and partly as a deferred award of shares in the Company. Any STI outcome achieved above 75% (at-target) of base fee will be delivered as a deferred award of Company shares, with the period of deferral being three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further holding period of two years.

Performance over each financial year is measured against stretching targets set by the Supervisory Board at the beginning of the year, based on the budget and taking into account the strategy aspirations. The maximum level of the STI outcome for a Managing Director is 150% of base fee per year.

The measurement date is the date at which the Company and the Managing Directors agree to the STI, and requires that the Supervisory Board and all Managing Directors have a shared understanding of the terms and conditions of the STI. The vesting period is the period during which all of the specified vesting conditions are to be satisfied in order for the Managing Directors to be entitled to the shares granted. The vesting conditions include several non-market performance conditions.

The performance measures comprise of a mix of financial measures (75%) and non-financial measures (25%), supporting the strategy of Just Eat Takeaway.com:

•           Number of new consumers (25%);

•           Number of active consumers (25%);

•           Number of orders per consumer (25%); and

•           Certain personal / non-financial measures (25%).

STI outcomes are calculated following the determination of achievement against performance measures and targets measured over 12 months, from 1 January until 31 December of the relevant financial year.

Under the STI 2020, the number of deferred shares awarded was estimated to be 10,689 based on the five-day average share price prior to 31 December 2020. After adoption of the Annual Report 2021, a final number of 13,563 deferred shares were awarded, based on the five-day average share price post AGM 2021, with a weighted average fair value of €77.34.

Based on the STI outcome for 2021, no deferred shares were awarded to the Managing Directors.

ELTIP

The Company has implemented a new equity-settled Employee Long-term Incentive Plan. Under the ELTIP, depositary receipts on shares and share options are granted to eligible participants. The award value is based on the participant's job grade and is calculated as a percentage of base salary. The vesting period is the period during which all of the specified vesting conditions are to be satisfied in order for the participants to be entitled unconditionally to the shares or options granted.

Share awards granted under this plan are not subject to any performance conditions, the only vesting condition applicable is a service condition, which is generally three years. The number of shares granted is the award value divided by the five-day average share price prior to the date of grant.

Share option awards under this plan are granted as nil-cost options that vest to the extent a service condition and performance conditions are satisfied, predominantly over a timespan of three years with some awards vesting quarterly or annually. Participants are not entitled to any dividends during the vesting period. No share options were granted to eligible employees during the period.

The details of shares granted under the ELTIP as at 31 December 2021 are as follows:

	31 December 2021
	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	-	-
Granted during the period	1,005,093	65.99
Forfeited during the period	(49,627)	72.09
Vested during the period	(14,785)	73.80
Expired during the period	-	-
Outstanding at the end of the period	940,681	65.55

ESTI
The Company has implemented a new equity-settled Employee Short-term Incentive Plan during 2021 as a result of the conversion from the cash bonus plan to an equity-based incentive plan. Under the ESTI, shares are granted to eligible participants subject to certain performance conditions.

The vesting period is the period during which all of the specified vesting conditions are to be satisfied in order for the participant to be entitled unconditionally to the shares granted. The vesting conditions are:

•	A service condition, being continued from the start of the performance period, 1 January of the relevant year (or the date of employment, if later), until the final awards are granted to the participant, generally in March of the next financial year;

•

Two non-market performance conditions, with a relative weighting depending on the participant's job grade:

1. A personal performance element, based on the participant's performance rating over the relevant year;

2. A business performance element, based on Just Eat Takeaway.com's performance in relation to specified KPIs over the relevant year.

The details of shares granted under the ESTI as at 31 December 2021 are as follows:

	31 December 2021
	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	-	-
Granted during the period	544,424	51.40
Forfeited during the period	(11,403)	51.40
Vested during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	533,021	51.40

The award value is based on the participant's job grade and is calculated as a percentage of base salary. The performance period for these awards is from 1 January of the relevant year until 31 December of the relevant year. Participants are not entitled to any dividends during the vesting period.

As per 31 December 2021, the personal performance element is not final as the personal performance ratings are still to be determined. At the end of the reporting period, Just Eat Takeaway.com has therefore estimated the number of equity instruments that will be awarded for the purposes of recognising the services received during the period between service commencement date and period end. Once the performance ratings are finalised, the estimate will be revised so that the amounts recognised for services received in respect of the grant are ultimately based on the actual number of equity instruments awarded.

ESOP

The Company has an equity-settled ESOP for senior management and certain other employees. Under the ESOP, depositary receipts on shares and share options are awarded to participants on an annual basis. The vesting of these shares and share options is solely subject to a service condition being continued employment of 3 years. The contractual life of the share options is 10 years from the grant date.

The vesting of the shares and share options under the ESOP is 0% in the first year after the grant date, 67% in the second year after the grant date, and 33% in the third year after the grant date. For the shares granted under the ESOP in 2020, vesting is generally in three equal parts over the three-year vesting period. However, given that the ESOP Participant must remain in service, the long-term incentive costs are spread equally over the service period.

No new grants were made under this plan in 2021.

The details of shares and share options granted under the ESOP as at 31 December 2021 are as follows:

	31 December 2021				31 December 2020				31 December 2019
	Number of share options	Weighted- average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)	Number of share options	Weighted- average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)	Number of share options	Weighted- average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	87,185	39.14	130,231	72.96	118,434	34.46	102,956	44.20	126,102	25.46	153,897	25.71
Granted during the period	-	-	-	-	5,691	80.17	80,572	80.79	30,084	60.96	54,481	60.09
Forfeited during the period	(1,575)	65.41	(3,496)	68.63	(2,438)	63.23	(4,318)	62.00	(836)	54.62	(1,576)	54.62
Exercised/vested during the period	(2,851)	51.45	(60,145)	69.46	(34,502)	25.37	(48,979)	26.36	(36,916)	24.85	(103,846)	24.98
Expired during the period	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding at the end of the period	82,759	39.37	66,589	76.34	87,185	39.14	130,231	72.96	118,434	34.46	102,956	44.20
Exercisable at the end of the period	69,545				55,580				50,758

Share options exercised during the period

2,851 of the vested share options were exercised during 2021 (2020: 34,502, 2019: 36,916). The weighted-average share price at the date of exercise amounted to €79.06 (2020: €81.78, 2019: €72.63).

Weighted average remaining assumed life outstanding share options

The share options outstanding as at 31 December 2021 had a weighted average remaining assumed life of 6 years (31 December 2020: 7 years, 31 December 2019: 8 years). The exercise prices are between €23.37 and €84.44.

PSP and RSP

The PSP and the RSP are equity-settled share-based payments plans under which awards were granted to eligible participants to help incentivise sustained performance over the long term and to promote alignment with the shareholders’ interests. Awards under the PSP and RSP were granted as nil-cost options that vested to the extent performance conditions were satisfied, predominantly over a timespan of three years. RSP awards granted are not subject to any performance conditions, the only vesting condition applicable is a three-year service condition. No new grants were made under these plans in 2021.

As per 31 December 2021, the performance conditions for the awards granted under the PSP are still to be defined, with the expectation that all awards will vest at 100% of target. Just Eat Takeaway.com has therefore estimated the fair value of the equity instruments at the end of the reporting period for the purpose of recognising the services received during the period between service commencement date and the measurement date. Once the performance targets have been established, or the first vesting has occurred, the estimate will be revised so that the amounts recognised for services received in respect of the grant are ultimately based on the measurement date fair value of the equity instruments.

The details of the share options granted under the PSP and RSP as at 31 December 2021 are as follows:

	PSP		RSP
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
	Number of share options	Number of share options	Number of share options	Number of share options
Outstanding as at the beginning of the period[1]	380,188	468,226	9,244	15,868
Granted during the period	-	-	-	-
Forfeited during the period	(72,186)	(87,929)	(720)	(278)
Exercised during the period	(30,469)	(109)	(862)	(6,346)
Expired during the period	-	-	-	-
Outstanding as at the end of the period	277,533	380,188	7,662	9,244
Exercisable as at the end of the period	21,189	13	-	-

1 The beginning of the period for 2020 is 15 April 2020, the date at which Just Eat Takeaway.com N.V. obtained control of Just Eat. Refer to Note 11 Business combinations for more details

Share options exercised during the period

31.331 of the vested share options were exercised during 2021 (2020: 6,455). The weighted-average share price at the date of exercise amounted to €72.76 (2020: 98.82).

Weighted average remaining assumed life outstanding share options

The share options outstanding as at 31 December 2021 had a weighted average remaining assumed life of 8 years (31 December 2020: 8 years). Under the PSP and the RSP options were granted at nil cost.

Sharesave Plans and DSBP

The Sharesave Plans are equity-settled share-based payment under which eligible participants were offered the option to buy shares in Just Eat after a timespan of three years, based on a discounted share price set at grant date. Employees taking part in the scheme contribute to a savings pool from their salaries on a monthly basis, the full amount of which is repaid if the options lapse. The only vesting condition applicable to the Sharesave options is a three-year service condition.

The Just Eat Deferred Share Bonus Plan is an equity-settled share-based payment plan under which awards were granted to eligible participants based on a portion of the annual bonus for the preceding financial year. The award under this scheme vest in equal tranches over a three-year period.

No new grants were made under these plans in 2021.

The details of the share options granted under the Sharesave plans and the DSBP as at 31 December 2021 are as follows:

	Sharesave Plans				DSBP
	31 December 2021	31 December 2021	31 December 2020	31 December 2020	31 December 2021	31 December 2020
	Number of share options	Weighted-average exercise price (in €)	Number of share options	Weighted-average exercise price (in €)	Number of share options	Number of share options
Outstanding as at the beginning of the period[1]	18,908	55.74	29,942	54.79	4,734	8,168
Granted during the period	-	-	-	-	-	-
Forfeited during the period	(4,016)	59.23	(989)	54.33	-	-
Exercised during the period	(4,738)	55.32	(10,045)	47.80	(3,156)	(3,434)
Expired during the period	-	-	-	-	-	-
Outstanding as at the end of the period	10,154	61.29	18,908	55.74	1,578	4,734
Exercisable as at the end of the period	10,841		2,471		-	1,578

1The beginning of the period for 2020 is 15 April 2020, the date at which Just Eat Takeaway.com N.V. obtained control of Just Eat. Refer to Note 11 Business combinations for more details

Share options exercised during the period

4,738 of the vested Sharesave options and 3,156 of the vested DBSP options were exercised during 2021 (2020: 10,045 and 3,434 respectively). The weighted-average share price at the date of exercise amounted to €76.48 (2020: 94.45).

Weighted average remaining assumed life outstanding share options

The share options outstanding as at 31 December 2021 had a weighted average remaining assumed life of 1 year (31 December 2020: 3 years). The exercise prices are between €49.95 and €59.84 for the Sharesave schemes. Under the DSBP, options were granted at nil cost.

Share-based payment plans of Grubhub acquired in the current year

Several share-based payment plans were in place at Grubhub prior to the business combination. All of these arrangements qualify as equity-settled share-based payment plans. These plans were rolled over and continued substantially under the same terms as the original plans following the business combination, with the exception that the awards now relate to the Company and not Grubhub ("replacement awards"). Non-qualified and incentive stock options and restricted stock units outstanding under the Grubhub rollover plans at the time of the business combination were replaced. Stock options and restricted stock units vest over different lengths of time, but generally over 4 years, and are commonly subject to forfeiture upon termination of employment prior to vesting. For all share options outstanding as at 31 December 2021, the exercise price of the options equals the fair value of the options on the grant date. The maximum term for stock options issued to employees under the Grubhub Inc. 2015 Long-Term Incentive Plan, the 2013 Omnibus Incentive Plan and the assumed Tapingo and LevelUp incentive plans is 10 years, and they expire 10 years from the date of grant. Participants holding restricted stock units are not entitled to any dividends during the vesting period.

A portion of the replacement awards is included in measuring the consideration transferred to obtain control, refer to Note 11 Business combinations.

There were no unreplaced awards under any of these plans. Other than the replacement awards, no new grants were made under these plans in 2021.

The details of the shares and options granted under the Grubhub rollover plans as at 31 December 2021 are as follows:

	31 December 2021
	Number of share options	Weighted-average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period[1]	1,647,504	55.63	2,447,654	77.54
Granted during the period	-	-	-	-
Forfeited during the period	(55,493)	103.67	(356,913)	77.54
Exercised/vested during the period	(87,426)	43.98	(606,610)	77.54
Expired during the period	-	-	-	-
Outstanding at the end of the period	1,504,585	54.57	1,484,131	77.54
Exercisable at the end of the period	1,457,828
[1]The beginning of the period is 15 June 2021, the date at which Just Eat Takeaway.com N.V. obtained control of Grubhub. Refer to Note 11 Business combinations for more details

Share options exercised under the Grubhub rollover plans during the period

87.426 of the vested share options were exercised during 2021. The weighted-average share price at the date of exercise amounted to €76.97.

Weighted average remaining assumed life outstanding share options

The share options outstanding as at 31 December 2021 had a weighted average remaining assumed life of 5 years. The exercise prices are between €0.24 and €29.04.

Total expense recognised for the period

Just Eat Takeaway.com recognised total expenses of €81 million related to equity-settled share-based payment transactions in 2021 (2020: €23 million, 2019: €3 million), of which €5 million is related to social securities These expenses are included in Staff costs.

Cash flow for the period

The cash flows related to the share options are included in the proceeds from issue of ordinary shares for the amount of €4 million (2020: €1 million, 2019: €1 million) as well as taxes paid for the net settlement of share-based payment awards for the amount of €16 million (2020 and 2019: nil).

7 Other operating expenses

Other operating expenses include expenses that are neither directly attributable to order fulfilment costs nor staff costs, nor the financing of Just Eat Takeaway.com.

€ millions	2021	2020	2019
Marketing expenses	684	369	143
Housing expenses	21	10	4
Professional fees	91	78	54
Other staff related costs	98	36	17
IT related expenses	93	33	7
Outsourced service costs	97	47	-
Other operating expenses	80	82	9
Total other operating expenses	1,164	655	234

Housing expenses in 2021, 2020 and 2019 only include non-lease (“service”) components.

Other operating expenses mainly relate to directors and officers' liability insurance of €17 million, shipping costs of €11 million, administration expenses of €10 million and digital service tax of €6 million (2020: mainly comprised of digital service tax of €15 million and stamp duties related to the Just Eat Acquisition of €35 million, 2019: €0 million).

8 Finance income and expense

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. Finance expenses are accounted for on an accrual basis.

€ millions	2021	2020	2019
Other finance income	3	3	0
Net foreign exchange gain	20	-	-
Finance income	23	3	0

Interest on convertible bonds	(49)	(19)	(11)
Interest on senior notes	(11)	-	-
Interest on lease liabilities	(5)	(2)	(1)
Other interest expense	(6)	(5)	(1)
Other finance expense	(4)	(4)	(3)
Finance expense	(75)	(30)	(16)

Finance expense mainly consists of interest related to the 2021 convertible bonds, 2020 convertible bonds and 2019 convertible bonds of €49 million (2020: €19 million, 2019: €11 million) as well as interest related to the senior notes of €11 million  (2020 and 2019: nil). In addition, finance income includes foreign exchange gains and losses (on a net basis). In 2020 a net foreign exchange loss of €1 million was included in Other finance expense (2019: €0 million).

The weighted average rate on funds borrowed in 2021 is 3.06% per annum (2020: 4.8%, 2019: 5.2%). Just Eat Takeaway.com did not capitalise borrowing costs in 2021 (2020 and 2019: nil).

The amounts paid in 2021 are mainly related to interest on convertible bonds of €11 million (2020: €8 million, 2019: €3 million), interest on senior notes of €24 million (2020: nil, 2019: nil), and other interest and finance expenses of €11 million (2020: €6 million, 2019: €4 million).

9 Income taxes

Income tax expense represents the sum of current and deferred tax expenses.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “loss before tax” as reported in the Consolidated statement of profit or loss and OCI because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Just Eat Takeaway.com’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or OCI.

A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that the relevant tax authority will not accept the tax treatment under tax law. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Interest and penalties related to income taxes, including uncertain tax treatments which do not meet definition of income taxes, are accounted for under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets.’

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences.

Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where Just Eat Takeaway.com is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or OCI.

Just Eat Takeaway.com offsets deferred tax assets and deferred tax liabilities if Just Eat Takeaway.com has a legally enforceable right to set off current tax assets against current tax liabilities; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Income tax recognised directly in profit or loss

€ millions	2021	2020	2019
Current tax expenses	(38)	(26)	(14)
Deferred tax benefits / (expenses)	46	21	(21)
Total tax recognised directly in profit or loss	8	(5)	(35)

Just Eat Takeaway.com’s transfer pricing policy is aligned with Just Eat Takeaway.com’s management structure, operating model and ownership of brands and platforms. Therefore, the Dutch entities together reported a consolidated loss whereas certain non-Dutch entities reported a taxable profit.

The current tax expense of €38 million (2020: €26 million, 2019 €14 million) relates mainly to the taxable result of the non-Dutch entities. The deferred tax benefit of €46 million (2020: €21 million benefit. 2019: €21 million expense) mainly relate to the temporary differences from the amortisation of intangible assets, the recognition of available tax losses carried forward and an offsetting effect on the impact of the UK tax rate change.

Changes to Dutch tax loss carry forward

Due to new tax legislation in the Netherlands, tax losses available can be carried forward indefinitely as of 2022 with a limitation of 50 percent of taxable income in excess of €1 million. The carried forward limitation was 6 years. As a result of the new tax legislation no additional losses have been recognised per 31 December 2021 compared to 31 December 2020.

UK tax rate change

The Third Reading of Finance Bill 2021 took place on 24 May 2021 confirming that the UK corporation tax will increase from 19% to 25% as of April 2023. The increase in corporate tax rate had a significant impact on the valuation of Just Eat Takeaway.com’s deferred tax positions in the UK, mainly the deferred tax liabilities recognised as part of the Just Eat Acquisition. The impact on the deferred tax expense for 2021 is €93 million.

Reconciliation of the effective income tax rate

The activities of Just Eat Takeaway.com are subject to corporate income tax in all countries it is active in, depending on presence and activity. The applicable statutory tax rates of the tax jurisdictions in which Just Eat Takeaway.com operates vary between 10% and 32%, which may cause the effective tax rate (“ETR”) to deviate from the Dutch corporate tax rate. The following table presents a reconciliation between the tax charge on the basis of the Dutch tax rate and the ETR.

The income tax expense / benefit for the year reconciled to the accounting loss is as follows:

€ millions	2021	%	2020	%	2019	%
Loss before income tax	(1,037)		(165)		(86)
Income tax benefit calculated at 25% Dutch income tax rate	259	25.0%	41	25.0%	21	25.0%
Change of unrecognised deferred tax assets	(85)	-8.2%	(19)	-11.5%	(47)	-54.2%
Adjustments for tax of prior periods	6	0.6%	2	1.2%	(2)	-2.3%
Share based payments	(24)	-2.3%	-	0.0%	-	0.0%
Effect of non-deductible expenses	(23)	-2.2%	(28)	-17.0%	(2)	-2.1%
Effect of different tax rates of foreign subsidiaries	(10)	-1.0%	2	1.2%	(7)	-7.7%
Impact of tax rate changes	(93)	-9.0%	-	0.0%	-	0.0%
Effect of share in results of associates and joint ventures	(22)	-2.1%	(4)	-2.4%	-	0.0%
Other	(0)	0.0%	1	0.6%	1	1.1%
Income tax expense recognised in profit or loss	8	0.8%	(5)	-2.9%	(35)	-40.2%

The income tax benefit of €8 million in 2021 (2020: €5 million expense, 2019: €35 million expense) represents an ETR of 0.8% (2020: (2.9)%, 2019: (40.2)%). This ETR is primarily impacted by the effect of unrecognised deferred tax assets for tax losses, non tax-deductible expenses and the impact of tax rate changes.

Current tax assets/ (liabilities)

€ millions	2021	2020
Opening balance	(20)	(35)
Other movements	(6)	(1)
Current tax movement through equity	-	1
Additions from business combinations	17	10
Movements through goodwill	-	(1)
Income tax (refunded) or paid	53	33
Income tax (expense)/ benefit	(38)	(26)
Foreign exchange movements	2	(1)
Balance as at the end of the reporting period	8	(20)

The total current tax expense of €38 million (2020: €26 million, 2019: €14 million) relates mainly to the taxable result of the non-Dutch entities and represents the tax charges on profits for the current year. For the disclosure on the additions from business combinations, reference is made to Note 11.

Net deferred tax position

€ millions	2021	2020
Deferred tax assets - gross	475	96
Offsetting	(473)	(96)
Deferred tax assets - net	2	-

Deferred tax liabilities - gross	(1,383)	(642)
Offsetting	473	96
Deferred tax liabilities - net	(910)	(546)
Net deferred tax asset / (liability)	(908)	(546)

Deferred tax assets

€ millions	Other intangibles	Tax losses and credits	Leases	Share based payments	Provisions	Other	Total
Opening balance as at 1 January 2020	8	13	7			0	28
Additions from business combinations	-	36	11	-	2	10	59
Movement through consolidated statement of profit or loss	-	(9)	-	2	1	-	(6)
Movement through goodwill	2	-	-	-	-	-	2
Other movements through equity	-	13	-		-	-	13
Balance as at 31 December 2020	10	53	18	2	3	10	96
Additions from business combinations	-	122	29	31	6	10	198
Movement through consolidated statement of profit or loss	(0)	104	45	(13)	0	9	145
Other movements through equity	-	9	-	(0)	-	11	20
Other Movements	-	2	-	-	-	-	2
Reclassifications	(10)	-	-	-	-	2	(8)
Foreign exchange movements	0	15	3	2	1	1	22
Balance as at 31 December 2021	-	305	95	22	10	43	475

The deferred tax assets mainly relate to the recognition of unused tax losses as well as temporary differences related to leases and share based payments from acquisitions. Other consists mainly of emission costs (€11 million), property and equipment (€9 million) and interest carry forwards (€7 million). The movement during the period mainly relates to the recognition of the tax losses.

An amount of €25 million (2020: €21 million) relating to deductible temporary differences without expiration date has not been recognised.

Deferred tax liabilities

€ millions	Intangibles	Convertible bonds	Leases	Property and equipment	Other	Total
Opening balance as at 1 January 2020	58	5	7	-	(1)	69
Additions from business combinations	588	-	11	3	2	604
Movement through consolidated statement of profit or loss	(24)	(3)	(2)	2	-	(27)
Movement through goodwill	(1)	-	-	-	-	(1)
Other movements through equity	-	13	-	-	-	13
Foreign exchange movements	(15)	-	-	(1)		(16)
Balance as at 31 December 2020	606	15	16	4	1	642
Additions from business combinations	503	-	28	8	1	540
Movement through Consolidated statement of profit or loss	60	(8)	43	-	4	99
Other movements through equity	-	35	-	-	-	35
Reclassifications	(10)	-	-	-	2	(8)
Foreign exchange movements	72	-	3	-	-	75
Balance as at 31 December 2021	1,231	42	90	12	8	1,383

The deferred tax liability additions are recognised in relation to the other intangible assets from the acquisitions closed during the year, leases and in relation to the convertible bonds (as defined in Note 22). The net movement through equity of €15 million (€35 million movement in deferred tax liability and an offsetting €20 million movement in deferred tax asset) relates to the convertible bonds and the additional deferred tax asset recognition thereof. The movement through profit and loss during the period is mainly related to amortisation of intangible assets and an offsetting effect of the tax rate change impact.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates. This is because Just Eat Takeaway.com is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Expiry period of unrecognised tax losses

€ millions	2021	2020
Within 1 year	3	-
In the next 2 to 10 years	10	180
Over 10 years	2	-
Unlimited	515	52
Total	530	232

€515 million (2020: €52 million) of unused tax losses of Just Eat Takeaway.com (for which no deferred tax asset has been recognised) have no statutory expiration.

EU State Aid

As a result of the Just Eat Acquisition in 2020, Just Eat Takeaway.com assumed a contingent liability of €3 million related to EU State Aid, see further disclosure in Note 30 Contingent liabilities.

Danish Tax Authority Dispute

In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An Advanced Pricing Agreement (‘‘APA’’) was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equalling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then).

Just Eat Takeaway.com strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Procedure (the ‘‘MAP’’) process between the UK Competent Authority and the Danish Competent Authority. During the MAP, the two Competent Authorities entered into discussions with the intention of resolving the transfer pricing dispute. Just Eat’s case was formally accepted into the MAP in April 2018. Under the MAP, the Competent Authorities have two years to reach a resolution.

On 6 August 2021, Just Eat Takeaway.com was informed by the Danish Competent Authority that the dispute is not expected to be resolved with a MAP between the UK Competent Authority and the Danish Competent Authority. As such the matter will now be resolved under arbitration. The Independent arbitration panel will consider the facts and reach Its own conclusion. As the underlying discussion remains unchanged during arbitration Just Eat Takeaway.com still expects the outcome to be a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges.

Just Eat Takeaway.com has made significant payments on account to the Danish Tax Authority, which in no way reflects Just Eat Takeaway.com’s position or the expected outcome, but as a means of mitigating against interest charges applied on the final agreed tax payment. As at 31 December 2021, the balance sheet includes both an asset and a liability in respect of this uncertain tax position, representing Just Eat Takeaway.com’s best estimate of the expected outcome of the arbitration.

10 Operating segments

An operating segment is a component of Just Eat Takeaway.com that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by Just Eat Takeaway.com’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

An operating segment is separately reportable if it meets any of the quantitative thresholds or if management believes that separately disclosing information about the segment would be useful.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Certain organisational changes were implemented within Just Eat Takeaway.com in 2021 causing a reassessment of the operating segments. Just Eat Takeaway.com is now organised on a regional level for the purpose of conducting its activities. This resulted in a change in the operating segments of Just Eat Takeaway.com during the second half of 2021, from individual countries as segments to regional segments. Comparative information has been restated to reflect this change. All Just Eat Takeaway.com entities perform the same business activity – online food delivery – under a single brand strategy in each market. Revenues are principally derived from commission fees paid by Partners for use of Just Eat Takeaway.com’s platforms in connecting Partners to consumers and from delivery services provided. Information reported to the CODM for the purposes of resource allocation and assessment of segment performance is done on the new regional levels.

The CODM is the Management Board at Just Eat Takeaway.com. The Management Board is jointly responsible for making strategic and operating decisions concerning Just Eat Takeaway.com’s business activities. Each region is identified as an operating segment. Just Eat Takeaway.com has four reportable segments that meet the quantitative thresholds with no aggregation applied, being North America, Northern Europe, United Kingdom and Ireland and Southern Europe and Australia & New Zealand ("ANZ"). The total external revenue reported by these operating segments constitutes more than 75% of Just Eat Takeaway.com’s total external revenue.

The operating segments are structured within the business as follows:

•	the North America segment includes the United States and Canada;
•	the Northern Europe segment includes Austria, Belgium, Denmark, Germany, Luxembourg, Norway, Poland, Switzerland, Slovakia and the Netherlands;
•	the United Kingdom and Ireland segment; and
•	the Southern Europe and ANZ segment includes Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal, Romania, and Spain.

The Management Board assesses the performance of operating segments mainly based on revenues and Adjusted EBITDA. Adjusted EBITDA is Just Eat Takeaway.com‘s segment measure of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA allows management to identify trends and assess performance using comparable information between segments and periods. In 2021, Just Eat Takeaway.com has revised its definition of Adjusted EBITDA to Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance ("Other Items"). Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs. Comparative amounts have been adjusted due to the impact of the revised definition.

As the operating segments serve mainly external consumers, there is only insignificant revenue from transactions with other operating segments. There is no measure of segment assets and liabilities provided to the Management Board, as the majority of fixed assets and working capital of Just Eat Takeaway.com are managed on a centralised basis, nor any information on depreciation and amortisation.

Head office costs relates mostly to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources and Management Board.

The following is an analysis of Just Eat Takeaway.com’s revenue and results by reportable segment and the non-allocated expenses included in Head office as a reconciliation to the consolidated figures.

€ millions	North America	Northern Eurpore	UK & Ireland	Southern Europe & ANZ	Head office	Consolidated 2021
Revenue	1,634	1,064	1,249	548	-	4,495
Adjusted EBITDA	(11)	256	(107)	(262)	(207)	(331)
Share-based payments						(81)
Finance income						23
Finance expense						(75)
Share of results of associates and joint ventures						(62)
Other gains and losses						2
Depreciation, amortisation and impairment						(443)
Acquisition related costs						(1)
Integration related costs						(35)
Other items						(34)
Loss before income tax						(1,037)

€ millions	North America	Northern Europe	UK & Ireland	Southern Europe & ANZ	Head office	Consolidated 2020
Revenue	404	723	611	303	-	2042
Adjusted EBITDA	42	216	160	(80)	(141)	198
Share-based payments						(23)
Finance income						3
Finance expense						(30)
Share of results of associates and joint ventures						(16)
Other gains and losses						2
Depreciation, amortisation and impairment						(174)
Acquisition related costs						(67)
Integration related costs						(35)
Other items						(23)
Loss before income tax						(165)

€ millions	North America	Northern Europe	UK & Ireland	Southern Europe & ANZ	Head office	Consolidated 2019
Revenue	-	392	-	24	-	416
Adjusted EBITDA	-	72	-	(13)	(47)	12
Share-based payments						(3)
Finance income						(0)
Finance expense						(16)
Share of result associates and joint ventures						-
Other gains and losses						6
Depreciation, amortisation and impairment						(35)
Acquisition related costs						(40)
Integration related costs						(10)
Other items						-
Loss before income tax						(86)

The following is an analysis of Just Eat Takeaway.com’s non-current assets and revenue by the Company’s country of domicile, the Netherlands, and other main countries:

€ millions	2021	2020
United States	5,925	-
United Kingdom	4,372	4,170
Germany	1,231	1,260
Canada	1,129	1,069
Netherlands	17	18
Brazil (associate)	1,517	1,575
Rest of the World	1,698	1,432
Total non-current assets[1]	15,889	9,524

1 Comprises non-current assets excluding financial instruments and deferred tax assets

€ millions	2021	2020	2019
United States	980	-	-
United Kingdom	1,184	576	-
Germany	567	374	205
Canada	654	404	-
Netherlands	234	174	119
Rest of the World	876	514	92
Total revenue	4,495	2,042	416

11 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

When the consideration transferred by the Company in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as shareholders’ equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within shareholders’ equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, Just Eat Takeaway.com reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

Business combinations 2021

Acquisition of Grubhub

On 10 June 2020, the Management Board announced that the Company and Grubhub had entered into a definitive agreement whereby the Company was to acquire 100% of the shares of Grubhub in an all-share transaction ("the Grubhub Acquisition"). On 7 October 2020, the Extraordinary General Meeting of the Company approved the acquisition of Grubhub. The acquisition was approved by Grubhub’s shareholders on 10 June 2021. The acquisition was completed on 15 June 2021, which is the date at which Just Eat Takeaway.com obtained control of Grubhub (the "acquisition date"). The Grubhub Acquisition enables Just Eat Takeaway to enter into the U.S. market and build further upon its strategic rationale of the Just Eat Acquisition.

Under the terms of the Grubhub Acquisition, Grubhub shareholders received American Depositary Shares ("ADSs") representing 0.6710 new Just Eat Takeaway.com N.V. ordinary shares in exchange for each Grubhub share. The following table provides the provisional information for the Grubhub Acquisition on the control date fair value of each major class of assets acquired and liabilities assumed. The consideration transferred consisted of 62.8 million ordinary shares issued and share-based payment replacement awards issued. The fair value of the ordinary shares issued was based on the Just Eat Takeaway.com N.V. 14 June 2021 closing share price of €73.89 per share. Between the date of the announcement (10 June 2020) and the acquisition date, our share price decreased from €98.60 to €73.89, resulting in a lower consideration transferred at acquisition date.

€ millions	15 June 2021
Ordinary shares issued (62.8 million)	4,640
Replacement awards	140
Consideration transferred	4,780

Other intangible assets	2,230
Property and equipment	76
Right-of-use assets	101
Deferred tax assets	198
Other non-current assets	8
Trade and other receivables	141
Other current assets	66
Current tax asset	19
Inventories	2
Cash and cash equivalents	175
Borrowings	(447)
Deferred tax liability	(534)
Lease liability	(102)
Provisions	(32)
Trade and other liabilities	(311)
Current tax liability	(1)
Total fair value of net identifiable assets and liabilities	1,589
Non-controlling interests	-
Goodwill recognised	3,191

The trade receivables comprise gross contractual amounts due of €120 million, of which none were expected to be uncollectable at the acquisition date.

The initial accounting for the Grubhub Acquisition has only been provisionally determined as at the end of the reporting period. The provisional purchase price allocation is based on an estimation of the fair value of the identifiable assets acquired and liabilities assumed, pending the completion of the independent valuation of these assets and liabilities. This estimation requires the Management Board to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for being provisional is related to the resolution of the (contingent) liabilities and uncertain tax positions.. Just Eat Takeaway.com will continue to review this matter during the measurement period. If new information is obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The Management Board believes that the assumptions used in the provisional purchase price allocation are appropriate as at 31 December 2021. The measurement period will end no later than 14 June 2022. Goodwill recorded in connection with the Grubhub Acquisition represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.

From the date control was obtained, the revenues of Grubhub amounted to €980 million and the net loss of Grubhub amounted to €120 million. The combined revenue and loss for the period of Just Eat Takeaway.com and the acquired business would have amounted to €5,331 million and €1,243 million, respectively, if control had been obtained on 1 January 2021. Such unaudited pro forma figures are not intended to represent or be indicative of Just Eat Takeaway.com’s results of operations or financial condition that would have been reported had the Grubhub Acquisition been completed as of 1 January 2021 and should not be taken as indicative of Just Eat Takeaway.com’s future results of operations or financial condition.

Acquisition of Bistro.sk

On 16 July 2021, the Management Board announced that the Company has entered into an agreement to acquire 100% of the shares in Bistro.sk a.s. in Slovakia for  €49 million paid in cash (the "Bistro Acquisition"). The acquisition was completed on 30 September 2021, which is the date at which Just Eat Takeaway.com obtained control of Bistro.sk (the "acquisition date").

Just Eat Takeaway.com determined the provisional information for the Bistro Acquisition on the control date fair value of each major class of assets acquired and liabilities assumed. The acquisition has resulted in the recognition of goodwill of €26 million, other intangible assets of €30 million and deferred tax liabilities of €6 million.

The initial accounting for the acquisition has only been provisionally determined as at the end of the reporting period.  The main reason for being provisional is related to the reasonable time needed to obtain all the information necessary to identify and measure the identifiable assets acquired, liabilities assumed and resulting goodwill, including the valuation of the acquired intangible assets. As a result of the short timeframe between the acquisition date and the end of the reporting period, the Company will continue to obtain all necessary information about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. In addition to the completion of the valuation, should any new information be obtained within one year of the acquisition date about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised.

The Management Board believes that the assumptions used in the provisional purchase price allocation are appropriate as at 31 December 2021. The measurement period will end no later than 29 September 2022. Goodwill recorded in connection with the acquisition represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.

Business combinations 2020

On 15 April 2020, Just Eat Takeaway.com obtained control of Just Eat plc (the “Just Eat Acquisition”). On 15 April 2020, the fair value of the consideration transferred was based on the share price of €89.68 per share. The acquisition did not result in any contingent consideration.

Between the date that the Just Eat Acquisition was declared wholly unconditional and the acquisition (“control”) date, Just Eat Takeaway.com elected to irrevocably account for its investment in Just Eat as an equity investment at fair value through OCI as the Company could not exercise control or significant influence consequent to the Competition and Markets Authority ("CMA") imposing the hold separate order. The total investment for 100% of the shares of Just Eat amounted to €7.1 billion and consisted of 82.8 million ordinary shares that were issued on various dates between 3 February 2020 and 10 August 2020. As per the control date, 15 April 2020, the Company determined the fair value of the consideration transferred based on the share price at that date and recognised a fair value gain of €323 million that was accounted for through OCI. The fair value of the consideration transferred as at the control date amounted to €7.4 billion which was used to recognise and measure goodwill.

The measurement period for the Just Eat Acquisition ended on 14 April 2021 and therefore the assets acquired, liabilities assumed, and goodwill recognised were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognised as of that date.  The measurement period adjustments recognised in 2020 resulted in an increase in goodwill of €2 million, a decrease in other intangible assets of €21 million, an increase in investments in associates of €7 million, an increase in other non-current assets of €17 million, an increase in current assets of €2 million, an increase in current liabilities of €13 million, a decrease in non-current liabilities of €11 million and an increase in non-controlling interests of €5 million. These purchase price adjustments are primarily related to the receipt of information for (contingent) liabilities and uncertain tax positions. No adjustments were recognised in 2021.

The following table provides information for the Just Eat Acquisition on the control date fair value of each major class of assets acquired and liabilities assumed, including measurement period adjustments.

€ millions	15 April 2020
Consideration transferred	7,430

Other intangible assets	3,041
Property and equipment	18
Investments in associates and joint ventures	1,730
Right-of-use assets	64
Deferred tax assets	59
Other non-current assets	1
Trade and other receivables	80
Current tax asset	16
Inventories	4
Cash and cash equivalents	113
Borrowings	(348)
Deferred tax liability	(604)
Other non-current liabilities	(3)
Lease liability	(64)
Trade and other liabilities	(280)
Current tax liability	(6)
Total fair value of net identifiable assets	3,821
Non-controlling interest	(5)
Goodwill recognised	3,614

The trade receivables comprise gross contractual amounts due of €80 million, of which none were expected to be uncollectable at the acquisition date.

Goodwill recorded in connection with the Just Eat Acquisition represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes. Non-controlling interest is related to the 20% interest in FBA Invest SaS (“FBAI”). This non-controlling interest is not considered significant to Just Eat Takeaway.com.

From the date control was obtained, the revenues for 2020 of Just Eat amounted to €1,371 million and the net income for 2020 of Just Eat amounted to €66 million. The combined revenue and loss for the 2020 period of Just Eat Takeaway.com and the acquired businesses would have amounted to €2,401 million and €282 million, respectively, if control had been obtained on 1 January 2020. Such unaudited pro forma figures are not intended to represent or be indicative of Just Eat Takeaway.com’s results of operations or financial condition that would have been reported had the Just Eat Acquisition been completed as of 1 January 2020 and should not be taken as indicative of Just Eat Takeaway.com’s future results of operations or financial condition.

Just Eat Takeaway.com has changed its approach to the determination of the unaudited pro forma combined information disclosed above by including adjustments for depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from the beginning of the reporting period together with other directly attributable and factually supportable adjustments relating to the transaction which do not relate to future events and decisions, where applicable, in order to provide more representative information about the effects of a business combination transaction.

Business combinations 2019

On 1 April 2019, Just Eat Takeaway.com acquired 100% of the German business of Delivery Hero S.E. consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza. de and Foodora brands in Germany (the ‘‘Acquired German Businesses’’), and this acquisition is allocated to CGU Germany. Both entities operated portals for the online ordering of takeaway meals and beverages with restaurants in Germany. The total consideration amounts to €1,204 million and consists of a cash payment and an issuance of 9.5 million ordinary shares in the Company. In 2019, the total consideration was transferred.

The fair values of the identifiable assets and liabilities as at acquisition date for the acquisitions were based on the outcome of the provisional purchase price allocation. Therefore, the fair value of the identifiable assets and liabilities was determined provisionally and was subject to change. The purchase price allocations were finalised within 12 months from the acquisition date.

€ millions	Total 2019
Consideration paid in cash	552
Ordinary shares issued (9.5 million)	652
Total consideration	1,204

Other intangible assets	281
Non-current assets	2
Trade and other receivables	7
Trade and other liabilities	(55)
Current tax liability	(22)
Deferred tax liability	(24)
Cash and cash equivalents	62
Total fair value of net identifiable assets	251
Goodwill recognised	953

Just Eat Takeaway.com determined the purchase price allocation for this business combination to be goodwill of €953 million, other intangible assets of €281 million, non-current assets of €2 million, deferred tax liability of €24 million, current tax liabilities of €22 million and net working capital of €14 million. The nominal value of the acquired trade and other receivables at acquisition date amounts to €7 million.

Goodwill recorded in connection with the acquisition represents future economic benefits of anticipated synergies, future market developments and knowhow specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill arising on these acquisitions is not tax deductible.

The primary reason for the significant business combination is to further strengthen Just Eat Takeaway.com’s market share and enhance proposition for both consumers and (partner) restaurants in Germany.

Shortly after the acquisition of the Acquired German Businesses, the websites of the German businesses acquired (for example lieferheld.de, pizza.de and foodora.de) were migrated to lieferando.de, from which time it was no longer possible to separate the revenues and results of these websites. The (unaudited pro forma) combined revenue and loss of the period of Just Eat Takeaway.com and the Acquired German Businesses would have amounted to €445 million and €135 million respectively, if the acquisition date had been 1 January 2019.

In 2019 a subsequent change in purchase price accounting after the acquisition date was recorded, resulting in a €6 million increase of goodwill and trade and other liabilities in relation with the acquisition of the Acquired German Businesses. This relates to the classification of a liability as an external liability instead of an intercompany liability. The cashflow movement is part of the movement in working capital. Just Eat Takeaway.com has not recorded any measurement period adjustment in 2020 for the Acquired German Businesses.

Contingent consideration

Acquisitions completed in 2021, 2020 and 2019 did not result in any contingent consideration.

Acquisition costs

Total acquisition costs for completed and announced acquisitions amounted to €1 million for the period ended 31 December 2021 (2020: €67 million, 2019: €40 million). The transaction costs accounted for through equity amount to €33 million in 2021 for the share issuance related to the Grubhub Acquisition (2020: €31 million related to the Just Eat Acquisition and the accelerated bookbuild, 2019: €12 million).

Cash flows on acquisitions

The cash flows, net of cash acquired, on acquisitions were related to the €175 million cash acquired in the Grubhub Acquisition and €47 million cash paid in the Bistro Acquisition (2020: €113 million in relation to the Just Eat acquisition, 2019: €490 million in relation to the acquisition of the German business of Delivery Hero S.E. consisting of Delivery Hero Germany GmbH and Foodora GmbH). No consideration was paid in cash in relation to the acquisition of Grubhub.

12 Goodwill

Goodwill arises from business combinations and is initially measured as set out above. Goodwill is subsequently measured at cost less accumulated impairment losses.

Goodwill is not amortised but is reviewed for impairment at least annually, or more frequently when there is an indication that goodwill may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Just Eat Takeaway.com Cash-Generating Units ("CGUs") expected to benefit from the synergies of the combination. If the recoverable amount of the CGU is less than the carrying amount of the CGU, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that CGU and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in that CGU. An impairment loss recognised for goodwill is not reversed in a subsequent period.

€ millions	2021	2020
Opening balance	4,614	1,102
Additions from business combinations	3,217	3,614
Impairment	(18)	-
Foreign exchange and other movements	470	(102)
Balance as at the end of the period	8,283	4,614

The carrying amount of goodwill as at 31 December 2021 amounted to €8,283 million (31 December 2020: €4,614 million). An impairment loss of €18 million was recognised during 2021 (2020: nil).

Allocation of goodwill to CGUs

For impairment testing purposes, goodwill has been allocated to CGUs (on an individual country basis) as follows:

€ millions	31 December 2021	31 December 2020
CGU United States	3,410	-
CGU United Kingdom	2,300	2,137
CGU Germany[1]	996	996
CGU Canada	890	820
Other (units carrying a non-significant goodwill balance)	687	661
Balance as at the end of the period	8,283	4,614

1The goodwill as at 31 December 2020 for CGU Germany decreased by €3 million. In 2020, this amount contained goodwill related to CGU Poland which is now included in Other.

Goodwill of CGUs United Kingdom and Canada increased compared to 31 December 2020 due to foreign currency translation movements.

Goodwill allocated to CGUs United States, United Kingdom, Germany and Canada is considered to be significant in relation to Just Eat Takeaway.com’s total carrying amount of goodwill. For the significant CGUs, the recoverable amount is based on the value in use.

Impairments

Following the annual impairment test, impairment losses of €18 million for goodwill (2020: nil) and €36 million for intangible assets (2020: nil) were recognised in 2021 for three CGUs to which a non-significant amount of goodwill is allocated. Due to a declining or subscale market position in 2021 and decreasing order growth rates compared to prior year in these CGUs, the recoverable amount of these CGUs is lower than the carrying amount. An impairment loss is recognised as part of 'Depreciation, amortisation and impairment' in the Consolidated statement of profit or loss and other comprehensive loss. Impairment losses of €45 million relate to the segment 'Southern Europe and ANZ' and €9 million to the segment 'Northern Europe'.

Key assumptions - general

Key assumptions used in the calculation of the value in use are the forecast period, average revenue growth, long-run Adjusted EBITDA margin and the rates used for discounting the projected cash flows. The cash flow projections were determined using Just Eat Takeaway.com's managements’ internal forecasts that cover an initial period from 2022 to 2024. Projections after 2024 are considering stable or declining growth rates, after which a terminal value was calculated. Climate-related quantitative and qualitative factors were evaluated for the calculation of the value in use and were considered not to have a material impact.

Forecast period

A forecast period of five, seven or ten years is used for the value in use calculation. Periods longer than five years can be justified as management has the ability to forecast over a longer period, based on the predictability of cohort behaviour and experience in markets where a clear market leadership position has been attained. Considering some of our businesses are still in growth phases (i.e., operating in underpenetrated or more competitive markets), reaching stable Adjusted EBITDA margins is expected to take longer than five years.

Average revenue growth

Revenue growth is driven by order growth, average order value, and pricing. Order growth is determined based on detailed planning on consumer cohort level, consistent with past experience (first three years) and management estimates based on market size, external market and industry growth assumptions and competitive position within the market (fourth year and beyond). Average order value is based on past experience and growth is forecasted using historical inflation rates per CGU. Pricing is predominantly driven by commission rates and consumer fees and is forecasted on a CGU level based on past experience, market conditions and industry expectation.

Long-run Adjusted EBITDA margin

Adjusted EBITDA margin is the Adjusted EBITDA divided by Revenue. The long-run Adjusted EBITDA margin beyond the forecast period is based on past performance and management’s experience with the level of investment required to reach a stable state of business.

Perpetual growth rate

The cash flows beyond the forecast period have been extrapolated using a perpetual growth rate. These growth rates do not exceed the long-term average growth rate for each country in which the entity operates, or for the market in which the asset is used.

WACC

The weighted average cost of capital (“WACC”) is determined based on a target capital structure of 100.0% equity (2020: 97.5%), where cost of equity is determined using a capital asset pricing model (“CAPM”). The WACC is based on the post-tax cost of equity and cost of debt using CGU-specific inputs for the risk-free interest rate, the beta factor, country risk premium, market risk premium, additional risk premium, and country specific tax rates.

Key assumptions and sensitivity analysis relating to CGUs to which a significant amount of goodwill is allocated

The key assumptions used by the Management Board relating to CGUs to which a significant amount of goodwill is allocated are as follows:

	2021
	United States	United Kingdom	Germany	Canada
Forecast period	10 years	7 years	5 years	7 years
Average revenue growth per annum in the fist five years of planning period (CAGR)	10.2%	15.4%	18.1%	18.3%
Average revenue growth per annum in the years subsequent to the first five years of planning period (CAGR)	6.3%	5.1%	0.2%	4.0%
Long-run Adjusted EBITDA margin	27.0%	23.6%	30.0%	15.4%
Percentage growth rate (%)	2.0%	1.4%	0.2%	1.5%
Pre-tax WACC (%)	10.3%	9.6%	9.5%	10.0%

	2020
	United Kingdom	Germany	Canada
Forecast period	7 years	5 years	7 years
Average revenue growth per annum in the fist five years of planning period (CAGR)	16.3%	20.3%	17.6%
Average revenue growth per annum in the years subsequent to the first five years of planning period (CAGR)	3.5%	0.0%	3.8%
Long-run Adjusted EBITDA margin	33.6%	33.9%	14.3%
Percentage growth rate (%)	0.8%	0.0%	1.4%
Pre-tax WACC (%)	9.8%	10.3%	10.8%

The Management Board believes that the impairment analyses and assumptions used are appropriate as at 31 December 2021 and 31 December 2020, respectively.

Sensitivity analysis 2021
Just Eat Takeaway.com has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for each CGUs to which a significant amount of goodwill is allocated. Decrease in demand can lead to a decline in revenue growth rates and Adjusted EBITDA margin. Changes in the WACC and perpetual growth rates can lead to lower recoverable amounts.

Based on the sensitivity analyses performed, it has been concluded that a reasonably possible change in the key assumptions would not cause the carrying amounts of CGUs United States, United Kingdom, Germany, and Canada to exceed their recoverable amounts.

Considering headroom (the excess of the recoverable amount of a CGU over the carrying amount of that CGU), CGUs United States and United Kingdom are the significant CGUs that are most sensitive to changes in key assumptions.

The key sensitivity in assumptions applied for CGU United States is our ability to offset the negative impact of government-imposed fee caps on our financial results. In the impairment analysis, these fee caps are forecasted to continue indefinitely in line with currently applicable legislation. Just Eat Takeaway.com is in litigation related to this legislation and the outcome of this litigation cannot be considered for impairment testing purposes. A positive outcome of this litigation would increase the recoverable amount. We may not be able to generate additional revenue in the future, at a level that would offset the impact of fee caps. This could significantly impact the long-run Adjusted EBITDA margin and hence the recoverable amount of CGU United States.

The key sensitivity in assumptions applied for CGU United Kingdom is our ability to increase the Adjusted EBITDA margin on Delivery Orders. We may not be able to charge sufficient commission rates or customer delivery fees in the future, and we may not be able to reduce order fulfilment costs to a level that make logistical food delivery services profitable. This could significantly impact the long-run Adjusted EBITDA margin and hence the recoverable amount of CGU United Kingdom.

Sensitivity analysis 2020

Just Eat Takeaway.com has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for each of the CGUs to which a significant amount of goodwill is allocated. Decrease in demand can lead to a decline in revenue growth rates and Adjusted EBITDA margin. Changes in the WACC and perpetual growth rates can lead to lower recoverable amounts.

Based on the sensitivity analyses performed, it has been concluded that a reasonably possible change in the key assumptions as described above would not cause the carrying amounts of CGUs Germany and Canada to exceed their recoverable amounts.

The estimated recoverable amount of CGU United Kingdom exceeded its carrying amount by €1,191 million. An increase of 1.95% in the WACC would result in the value of the estimated recoverable amount to fall to the level of the carrying amount.

13 Other intangible assets

Other intangible assets includes assets acquired in a business combination, internally generated assets and assets acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognised separately from goodwill and are initially recognised at their fair values at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation is recognised on a straight-line basis over the assets’ estimated useful lives.

Internally generated intangible assets

Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Just Eat Takeaway.com intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation starts when the intangible asset is available for use and is recognised on a straight-line basis over the assets’ estimated useful lives.

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation is recognised on a straight-line basis over the assets’ estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any change in estimates being accounted for on a prospective basis.

Useful lives

We have the following classes of intangible assets with accompanying finite useful lives:

•           Brand names: 3-20 years

•           Consumer lists: 6-33 years

•           Restaurant databases: 5-20 years

•           Technology platforms: 5-20 years

•           Development costs: 3-5 years

•           Other: 3-10 years

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Any resulting gain or loss is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in profit or loss when the asset is derecognised.

€ millions	Brand names	Consumer lists	Restaurant databases	Technology platforms	Development costs	Other	Total
Cost
Balance as at 1 January 2020	27	340	32	10	-	9	418
Additions	-	-	-	-	13	3	16
Additions from business combinations	499	2,243	101	189	(0)	9	3,041
Foreign exchange and other movements	(13)	(61)	(1)	(5)	0	(1)	(81)
Balance as at 31 December 2020	513	2,522	132	194	13	20	3,394
Additions	-	-	-	-	39	23	62
Additions from business combinations	455	1,264	318	223	-	-	2,260
Disposals	-	-	-	-	(1)	-	(1)
Foreign exchange and other movements	62	228	27	31	2	0	350
Balance as at 31 December 2021	1,030	4,014	477	448	53	43	6,065

Accumulated amortisation and impairment
Balance as at 1 January 2020	(4)	(31)	(3)	(1)	-	(6)	(45)
Amortisation expense	(19)	(75)	(13)	(30)	(1)	(6)	(144)
Foreign exchange and other movements	(1)	2	(2)	2	0	1	2
Balance as at 31 December 2020	(24)	(104)	(18)	(29)	(1)	(11)	(187)
Amortisation expense	(45)	(129)	(40)	(70)	(8)	(6)	(298)
Impairment expense	(11)	(18)	(7)	-	-	0	(36)
Foreign exchange and other movements	(3)	(5)	(1)	(6)	1	1	(13)
Balance as at 31 December 2021	(83)	(256)	(66)	(105)	(8)	(16)	(534)

Balance as at 31 December 2020	489	2,418	114	165	12	9	3,207
Balance as at 31 December 2021	947	3,758	411	343	45	27	5,531

Brand names, consumer lists, restaurant databases and the technology platforms relate primarily to the acquired intangible assets of Grubhub, Just Eat, Delivery Hero Germany, Yourdelivery and 10bis. The additions for Development costs include an amount of €9 million related to capitalised share-based payments (2020: nil).

Intangible assets other than goodwill are reviewed at each reporting period to determine whether there is any indication that the assets may be impaired. If an impairment indicator is identified, an impairment test is carried out in line with the general impairment testing policy for non-financial assets. In 2021, an impairment loss of €36 million is recognized (2020: nil, 2019: nil). Refer to Note 12 for more information on the impairments in 2021.
14 Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (if any). Depreciation is recognised to write off the cost of an item of property and equipment, less any residual value, over its estimated useful life using a straight-line depreciation method. It is calculated as a fixed percentage of cost and is recognised from the date an asset is available for use.

The following useful lives are used in the calculation of depreciation:

•           Leasehold improvements: over the lease term

•           Other equipment: 3-5 years

•           Ordering devices 2 years

The economic useful lives of the leasehold improvements have been aligned with the lease period agreed with the landlords. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any resulting gain or loss is measured as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss when the asset is derecognised.

€ millions	Leasehold improvements	Ordering devices	Other equipment	Total
Cost
Balance as at 1 January 2020	8	-	11	19
Additions	11	-	16	27
Additions from business combinations	6	-	12	18
Balance as at 31 December 2020	25	-	39	64
Additions	23	46	29	98
Additions from business combinations	43	17	16	76
Disposals	(2)	(1)	(5)	(8)
Foreign exchange and other movements	6	15	(10)	11
Balance as at 31 December 2021	95	77	69	241

Accumulated depreciation
Balance as at 1 January 2020	(3)	-	(4)	(7)
Depreciation expense	(4)	-	(6)	(10)
Balance as at 31 December 2020	(7)	-	(10)	(17)
Depreciation expense	(10)	(17)	(16)	(43)
Disposals	2	0	4	6
Foreign exchange and other movements	(1)	(0)	(1)	(2)
Balance as at 31 December 2021	(16)	(17)	(23)	(56)

Balance as at 31 December 2020	18	-	29	47
Balance as at 31 December 2021	79	60	46	185

As of 1 January 2021, Just Eat Takeaway.com capitalised ordering devices issued to Partners. The opening balance of unissued ordering devices of €12 million, as included in Other equipment as at 31 December 2020, has been reclassified to Ordering devices within Foreign exchange and other movements within the current year.

As at 31 December 2021, the contractual commitments entered into by Just Eat Takeaway.com for leasehold improvements amount to €16 million (2020: €3 million) and for other tangible fixed assets amount to €1 million (2020: nil).

During 2021, no impairment losses on items of property and equipment were recognised (2020: nil, 2019: nil).

As at 31 December 2021, no assets were pledged as security for borrowings of Just Eat Takeaway.com (2020: nil).

15 Investments in associates and joint ventures

An associate is an entity over which Just Eat Takeaway.com has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is where Just Eat Takeaway.com has the power to participate in the financial and operating policy decisions of the investee, but does not control or have joint control over those decisions.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting from the date on which the investee becomes an associate. The investment in an associate is initially recognised at cost in the Consolidated statement of financial position. At the acquisition date, any excess of the cost of acquisition over Just Eat Takeaway.com’s share of the net fair value of the identifiable assets and liabilities of the associate is recognised as goodwill. Goodwill is included within the carrying amount of the investment.

Under the equity method, the carrying amount of the investment is adjusted to recognise changes in Just Eat Takeaway.com’s share of net assets of the associate or joint venture since the acquisition date. When Just Eat Takeaway.com’s share of losses of an associate exceeds Just Eat Takeaway.com’s interest in that associate, Just Eat Takeaway.com discontinues recognising its share of further losses. Additional losses are recognised only to the extent that Just Eat Takeaway.com has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. Unrealised gains and losses resulting from transactions between Just Eat Takeaway.com and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting for joint ventures is consistent with that of associates as set out above.

Just Eat Takeaway.com discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture. The difference between the carrying amount of the associate or a joint venture at the date the equity method was discontinued, and the fair value of any proceeds from disposing of the interest in the associate or a joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture.

The general impairment testing requirements for non-financial assets are applied to determine whether it is necessary to recognise any impairment loss with respect to Just Eat Takeaway.com’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised to the extent that the recoverable amount of the investment subsequently increases.

As at 31 December 2021, Just Eat Takeaway.com had investments in two associates, iFood Holdings B.V. (“iFood”) and IF-JE Holdings B.V. (“IF-NL”). Both associates are 33% owned (2020:33%), with the remaining 67% owned by Movile Internet Movel S.A. (“Movile”), or parties connected to Movile. Both entities are accounted for using the equity method in these consolidated financial statements as significant influence through representation on the entities’ board of directors is being considered and through the voting rights given by share ownership. Only iFood is considered to be material, the carrying value of IF-NL was €0 million as per 31 December 2021 (31 December 2020: €0 million).

The primary investment of IF-NL is El Cocinero a Cuerda SL (“ECAC”), which is accounted for as a joint venture using the equity method. Operations of the joint venture ceased on 4 December 2020 and the entity is in the process of being liquidated. No contingent liabilities are incurred relating to Just Eat Takeaway.com’s interests in the joint venture as per 31 December 2021.

€ millions	2021	2020
Balance as at 1 January	1,575	-
Additions from business combinations	-	1,730
Capital contributions	83	55
Direct equity movements from associate	(79)	-
Share of results of associates and joint ventures	(62)	(16)
Foreign exchange and other movements	0	(194)
Balance as at 31 December	1,517	1,575

iFood operates a marketplace for online food delivery. iFood is incorporated in the Netherlands and has its principal place of business in Brazil, an area of significant growth potential. The summarised financial information for iFood is as follows:

€ millions	2021	2020
Current assets	338	232
Non-current assets	89	49
Current liabilities	(388)	(148)
Non-current liabilities	(60)	(7)
Net assets of associate	(21)	126
Just Eat Takeaway.com’s share of net assets	(7)	42
Goodwill	1,524	1,533
Carrying amount of Just Eat Takeaway.com’s interest in the associate	1,517	1,575

Revenue for the period	771	433
Total result and comprehensive loss for the period	(185)	(16)
Just Eat Takeaway.com’s share of results and total comprehensive loss for the period	(62)	(5)
Dividends received by Just Eat Takeaway.com	-	-

Funding payments were made to iFood of €83 million in 2021 (2020: €44 million to iFood and €11 million ECAC).

iFood has a share option scheme in place that was historically classified as equity-settled. In June 2021, a prospective change in the settlement of these options was made to provide liquidity to employees of the scheme which will be settled in cash going forward. All other features of the awards, including strike price, vesting and expiry periods remained unchanged. Following this change, the iFood share-based payment scheme is accounted for as a cash-settled share-based payment plan going forward. The change in settlement is accounted for as a modification, with the difference between the existing share-based reserve and the share-based liability of US$286 million (€241 million) being recognised through retained earnings in equity. Just Eat Takeaway.com's share of this change amounts to €79 million and was recorded through equity mirroring the entry that was recorded by iFood.

16 Trade and other receivables

Trade receivables and other receivables are initially recognised at fair value, which is generally equal to the transaction price, and subsequently measured at amortised cost using the effective interest method (if the effect of the time value of money is material), less a loss allowance. The loss allowance for trade receivables is equal to lifetime expected credit losses (“ECL”).

The ECL on trade receivables are estimated using a provision matrix by reference to historical credit loss experience based on Just Eat Takeaway.com’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

The carrying amount of trade receivables is reduced through the use of a loss allowance account and the amount of the loss is recognised within other operating expenses. When a trade receivable becomes uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are credited against other operating expenses.

Trade receivables from online payment service providers relate to online payments of orders by consumers settled through externally contracted online payment service providers. Trade receivables from corporate accounts relate to monthly invoicing of corporate businesses whose employees use Just Eat Takeaway.com’s marketplace. Trade receivables of Just Eat Takeaway.com do not have a significant financing component and the carrying amount of trade receivables represents the maximum credit exposure.

€ millions	2021	2020
Trade receivables online payment service providers	181	115
Trade receivables corporate accounts	74	31
Trade receivables Partners	6	5
Other trade receivables	0	2
Other receivables	37	9
Closing balance	298	162

The closing balance of the trade receivables is as follows:

€ millions	Online payment service providers	Corporate accounts	Partners	Other trade receivables
Trade receivables	115	32	10	2
Loss allowance trade receivables	-	(1)	(5)	-
Balance as at 31 December 2020	115	31	5	2
Trade receivables	181	76	15	0
Loss allowance trade receivables	-	(2)	(9)	(0)
Balance as at 31 December 2021	181	74	6	0

No loss allowance for trade receivables from online payment service providers was deemed necessary as at 31 December 2021 (31 December 2020: nil).

The average credit period on sales of services is 30 days (2020: 30 days) and no interest is charged on receivables. Just Eat Takeaway.com has recognised a loss allowance of 100% against all receivables over 365 days past due as it is not expected that these receivables are recoverable. There has been no change in the estimation techniques or significant assumptions made during the current reporting period. For the trade receivables outstanding past due less than 365 days we concluded that these are still recoverable. When there is evidence that a debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. liquidation of the debtor or bankruptcy, then Just Eat Takeaway.com writes off the trade receivable.

No significant amount of the trade receivables that have been written off are subject to enforcement activities (2020: none). There were no individually impaired receivables in 2021 which have been placed under liquidation (2020: nil).

Just Eat Takeaway.com recognises a lifetime expected credit loss allowance for trade receivables. The following table details the risk profile of trade receivables based on Just Eat Takeaway.com’s allowance matrix, which has been determined based on past default experiences and adjusted for current and forward-looking information that reflect the economic conditions in which the debtor operates. Just Eat Takeaway.com does not consider specific concentrations of credit risk and therefore segments are not further distinguished apart from the breakdown provided below.

Category	ECL rate
Not overdue	5%
31-60 days	5%
61-90 days	15%
91-180 days	30%
181-365 days	70%
over 365 days	100%

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

17 Other current assets

Other current assets are initially recognised at fair value, which is generally equal to the transaction price.

€ millions	2021	2020
Prepaid expenses	111	64
Deposits	4	7
Other	44	29
Closing balance	159	100

Prepaid expenses include €59 million related to prepaid marketing and technology expenses (2020: €25 million), €14 million related to prepaid insurance, €7 million related to sponsorship agreements (2020: €18 million) and €2 million related to prepaid merchandise and ordering devices (2020: €10 million).

Other current assets include €35 million worth of short-term investments (2020: €22 million of listing-related costs which were accounted for through equity upon completion of the Grubhub Acquisition).

18 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Inventories are valued on a first-in-first-out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

€ millions	2021	2020
Ordering devices	9	5
Merchandise	24	9
Closing balance	33	14

The cost of inventories recognised as an expense during the year amounted to €33 million and is included in Order processing costs (2020: €49 million, 2019: €12 million).

The inventories are written down for an amount of €1 million (2020: €2 million, 2019: €0 million), the write-off of inventories is recognised in Other operating expenses.

19 Cash and cash equivalents

Cash and cash equivalents are stated at face value and comprise cash balances, deposits held on call with banks, and other short-term highly liquid investments (maturity less than 3 months from acquisition date) that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. Just Eat Takeaway.com considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

€ millions	2021	2020
Cash and cash equivalents	1,066	488
Restricted cash	254	41
Closing balance	1,320	529

As at 31 December 2021, Just Eat Takeaway.com had issued bank guarantees amounting to €28 million (31 December 2020: €2 million), and had issued letters of credit amounting to €7 million (31 December 2020: €7 million). Cash and cash equivalents are not restricted in relation to cross-border cash movements or repatriation due to tax complications. The amount of impairment allowance as at 31 December 2021 is nil (2020: nil).

Stichting Derdengelden Takeaway.com acts as trustee in several of the legacy Takeaway countries. Stichting Derdengelden Takeaway.com collects the entire value of the order paid by the consumer through third-party payment service providers and remits the proceeds collected to Partners after deducting commissions, delivery and administration fees. Just Eat Takeaway.com controls Stichting Derdengelden Takeaway.com and as a consequence the foundation is consolidated. No equity interest is held in the foundation. The value of the orders to be remitted to Partners and held by Stichting Derdengelden Takeaway.com amounts to €63 million as at 31 December 2021 and is presented as restricted cash (31 December 2020: €40 million).

Restricted cash additionally includes a cash balance of €190 million (31 December 2020: €0 million) that is contractually restricted from general use for a maximum duration of three years.

20 Equity

Share capital

Ordinary share capital is classified as share capital.

Share premium

Share premium is the excess of the amount received by the Company over and above the nominal value of its shares issued. Incremental costs directly attributable to the issue of new shares are shown in shareholders’ equity as a deduction, net of tax, from the proceeds and are presented as share premium.

Authorised share capital

The authorised share capital is the maximum capital that the Company can issue under the terms of the Company’s articles of association.

Treasury shares
Where the Company purchases its own equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued.

The Company’s authorised share capital as at 31 December 2021 amounted to €16 million (2020: €16 million, 2019: €7 million), divided into 400,000,000 shares with a nominal value of €0.04 each.

Share capital

The Company had issued 211,932,766 shares at nominal value €0.04 each, amounting to an issued share capital of €8 million as at 31 December 2021 (31 December 2020: 148,758,803 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €6 million, 31 December 2019: 61,206,450 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €2 million). All shares have been issued and paid-in.

	2021	2020	2019
Opening balance	148,758,803	61,206,450	43,218,234
Issued during the year:
Issuances in connection with acquisitions	62,798,005	82,845,346	9,500,000
Capital raise in form of accelerated bookbuilding	-	4,600,000	8,350,000
Issuances upon vesting or exercise under share (option) plans	375,958	107,007	138,216
Closing balance	211,932,766	148,758,803	61,206,450

The 62.8 million ordinary shares issued during the year relate to the Grubhub Acquisition (2020: 82.8 million ordinary shares in relation to the Just Eat Acquisition and 4.6 million ordinary shares with a total issuance cost of €400 million in relation to the accelerated bookbuild, 2019: 17.97 million ordinary shares in relation to the acquisition of Delivery Hero). During the year, the Company has issued a total of 1,000,000 shares (2020: nil, 2019: nil) with a nominal value of €0.04 each to be held by Stichting Administratiekantoor Takeaway.com (“STAK”) to fulfil potential future obligations under various share-based payment plans (refer to Note 6 for more details on each of these plans). Of those shares issued, 688,434 shares are still held by the STAK as at 31 December 2021 (31 December 2020: nil, 2019: nil).

Preference share capital

The Company had no outstanding preference shares as at 31 December 2021, 31 December 2020 and 31 December 2019.

Termination of call option cumulative preference shares

As at 31 December 2019, the Company had granted a call option to purchase cumulative preference shares to Stichting Continuiteit Takeaway.com for an indefinite period. In 2020, the Company terminated its defensive foundation structure through Stichting Continuiteit Takeaway.com. The termination took place as per 3 February 2020, the date on which the Company's issued share capital was admitted to the premium segment of the UK Official List and to trading on the London Stock Exchange. Stichting Continuiteit Takeaway.com was liquidated in 2021.

Share premium

The share premium reserve amounted to €13,450 million as at 31 December 2021 (2020: €8,801 million, 2019: €1,324 million). The movement is due to the issuance of shares related to the Grubhub acquisition and the payment of an exercise price above the nominal value of the shares upon exercise of share options, when applicable.

Equity-settled share-based payments reserve

The equity-settled share-based payments reserve relates to shares and share options granted by the Company to each of the Managing Directors under the LTIPs and STIs as well as the share-based payment plans in place for employees (refer to Note 6 for more details on each of these plans). Each share option can be converted into one share of the Company upon exercise. No amounts are paid or payable to the Company by the participants for the vesting of shares. Upon exercise of vested share options, the exercise price related to the share options must be paid by the participant. The share options, vested or unvested, carry neither rights to dividends nor voting rights. Share options may be exercised at any time from the dates of vesting to the dates of their expiry, subject to the Company’s insider dealing rules.

The cash flows related to the shares and share options are included in the proceeds from issue of ordinary shares for €4 million (2020: €1 million, 2019: €0 million).

Equity component of convertible bonds

The equity component of convertible bonds reserve amounted to €198 million as at 31 December 2021 (2020: €74 million, 2019: €23 million) and relates to the conversion option, net of tax, included in the convertible bonds. Reference is made to Note 22 for the disclosure on the convertible bonds.

Fair value through OCI reserve

The fair value through OCI reserve amounted to nil as at 31 December 2021 (2020: €323 million, 2019: nil). The €323 million related to the fair value gain recognised in 2020 for Just Eat Takeaway.com’s investment in Just Eat prior to obtaining control (reference is made to Note 11 Business combinations) was reclassified within equity to accumulated deficits in 2021. Between the date that the Just Eat Acquisition was declared wholly unconditional and the acquisition (“control”) date, Just Eat Takeaway.com elected to irrevocably account for its investment in Just Eat as an equity investment at fair value through OCI.

Foreign currency translation reserve

The foreign currency translation reserve comprises foreign currency translation differences arising from the translation of assets and liabilities of foreign operations and from translation of goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of foreign operation. When a foreign operation is sold, exchange differences recorded in shareholders’ equity prior to the sale are reclassified from shareholders’ equity to profit or loss as part of the gain or loss on divestment. This reserve is not available for distribution and is classified as a legal reserve under Dutch law.

Accumulated deficits

Accumulated deficits are related to past net losses allocated to shareholders’ equity. According to article 10.1 of the Company’s articles of association, the Company’s result is freely at the disposal of the shareholders, provided that total shareholders’ equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves. In accordance with article 10.1.8 of the Company’s articles of association, the Management Board is authorised to determine the allocation of a deficit to be included in the financial statements. Our articles of association can be found on our corporate website.

The Management Board has determined that the net loss of 2021 amounting to €1,016 million (2020: €170 million, 2019: €121 million) has been accounted for in accumulated deficits.

21 Basic and diluted loss per share

Basic loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, including any outstanding nil-cost options that have vested under employee share-based payment plans (refer to Note 6).

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of shares outstanding during the period, for the effects of all dilutive potential ordinary shares. The effect of anti-dilutive potential ordinary shares is ignored in calculating diluted earnings per share.

Numbers of ordinary shares

Numbers of weighted-average shares used in the calculation of basic and diluted loss per share are as follows:

	2021	2020	2019
For the purpose of basic loss per share	183,828,591	140,419,945	58,008,856
For the purpose of diluted loss per share	183,828,591	140,419,945	58,008,856

The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 18,062,459 ordinary shares (2020: 5,868,723 ordinary shares, 2019: 3,684,359 ordinary shares), related to the convertible bonds and share-based payment plans.

Basic and diluted loss per share

The loss used in the calculation of basic and diluted loss per share are as follows:

€ millions	2021	2020	2019
Loss attributable to the owners of the Company	(1,016)	(170)	(121)

22 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequently, amounts are stated at amortised cost with the difference being recognised in the statement of profit or loss over the term of the borrowings using the effective interest rate method.

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Compound instruments, such as convertible bonds, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

€ millions	2021	2020
2019 convertible bonds (2,500 notes at €100,000 par value)	234	229
2020 convertible bonds (3,000 notes at €100,000 par value)	255	245
2021 convertible bonds "A" (6,000 notes at €100,000 par value)	544	-
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	431	-
Senior notes	440	-
Bank loan	300	-
Borrowings - non-current	2,204	474

2019 convertible bonds (2,500 notes at €100,000 par value)	6	6
2020 convertible bonds (3,000 notes at €100,000 par value)	4	3
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	3	-
Senior notes	24	-
Borrowings - current	37	9

Borrowings - total	2,241	483

€ millions	2021	2020
Opening balance	483	229

Proceeds from issue of 2020 convertible bond	-	300
Proceeds from issue of 2021 convertible bond "A"	609	-
Proceeds from issue of 2021 convertible bond "B"	500	-
Proceeds from loan	300	-
Transaction costs	(15)	(6)
Net proceeds	1,394	294

Additions from business combinations (Senior notes)	447	-
Amount classified as equity (net of transaction costs)	(139)	(51)
Accrued interest	60	19
Interest paid	(35)	(8)
Foreign exchange movements	31	-
Closing balance	2,241	483

The current borrowings as at 31 December 2021 relate to the interest payable within 12 months regarding the 2021 convertible bonds, the 2020 convertible bonds, 2019 convertible bonds and the senior notes.

2021 Convertible bonds

On 2 February 2021, the Company announced the successful placement of €1.1 billion of convertible bonds, consisting of two tranches with aggregate principal amounts of €600 million due August 2025 (Tranche A), and €500 million due February 2028 (Tranche B), convertible into ordinary shares of the Company.

The convertible bonds were issued at 101.5% (Tranche A) and at 100% (Tranche B) of their nominal value in denominations of €100,000 each. The Tranche A convertible bonds do not bear interest and the Tranche B convertible bonds bear interest at a rate of 0.625% per annum, payable semi-annually in arrears in equal instalments on 9 February and 9 August of each year, commencing on 9 August 2021. The initial conversion price of the convertible bonds was set at €135.58 (Tranche A) and €144.93 (Tranche B). The convertible bonds may be converted into ordinary shares in accordance with the terms and conditions of the bonds.

2020 and 2019 convertible bonds

On 30 April 2020, the Company issued convertible bonds due April 2026 (‘‘the 2020 convertible bonds’’) at 100% of their nominal value in an aggregate principal amount of €300 million. The 2020 convertible bonds have an interest rate of 1.25% payable semi-annually in arrears in equal instalments. The 2020 convertible bonds have a maturity of six years and a denomination of €100,000 each. The 2020 bonds are redeemable prior to maturity and convertible into ordinary shares of the Company according to the terms of issuance.

On 18 January 2019, the Company issued the 2019 convertible bonds (‘‘the 2019 convertible bonds’’) at 100% of their nominal value in an aggregate principal amount of €250 million. The 2019 convertible bonds carry an interest rate of 2.25% payable semi-annually in arrears in equal instalments and have a denomination of €100,000 each. The 2019 convertible bonds are redeemable prior to maturity and convertible into ordinary shares of the Company according to the terms of issuance.

Senior notes

In June 2019, Grubhub Holdings Inc., a wholly-owned subsidiary of Grubhub Inc., issued senior notes at par for an aggregate principal amount of $500 million (the “senior notes”). The senior notes were issued pursuant to an indenture, dated 10 June 2019 (the “Indenture”), amongst Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”). The senior notes are due in July 2027 and bear interest at 5.50% per annum, payable semi-annually. The senior notes are redeemable prior to the due date in accordance with the terms of the Indenture.

In connection with the closing of the Grubhub Acquisition, Merger Sub II, Inc. (“New Grubhub Inc.”), Grubhub Holdings Inc. and the Trustee entered into a Supplemental Indenture (the “Supplemental Indenture”) to the Indenture. Pursuant to the terms of the Supplemental Indenture, New Grubhub Inc. assumed all of the obligations of Grubhub Inc. under the Indenture and the senior notes.

Following the Grubhub Acquisition, the senior notes are guaranteed on a senior unsecured basis by Grubhub Holdings Inc. and each of its existing and future wholly-owned domestic restricted subsidiaries that guaranteed Grubhub Holdings Inc.’s prior credit facility, or that guarantees certain other indebtedness or indebtedness of a guarantor. The Indenture contains customary covenants.

Revolving credit facility

Just Eat Takeaway.com has access to a revolving credit facility ("RCF"), which has been amended in August 2021. The main amendments include the reduction of the facility size, a one year extension of the term and changes to the base rates as a result of IBOR reform. The amended RCF is denominated in two tranches, £171 million and €200 million, and expires on 9 March 2026.

In June 2021, a waiver was obtained allowing the Company to not perform covenant testing and to not provide Compliance Certificates for reporting periods from 30 June 2021 to 31 December 2022 (inclusive) in return for the Company agreeing not to draw on the facility. The facility was undrawn at year end 2021 (2020: undrawn).

Bank loan
In December 2021, Takeaway.com Group B.V received a loan from ING Bank N.V of which the principal is repayable in two years as a bullet payment. The loan is subject to variable interest rates and the agreement contains customary covenants and is guaranteed by subsidiaries of the Company in the event of default.

23 Provisions

Provisions are recognised when Just Eat Takeaway.com has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, the carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

€ millions	Provisions
Balance as at 1 January 2020	-
Additions from business combinations	-
Balance as at 31 December 2020	-
Additions	55
Usage / releases	(2)
Additions from business combinations	32
Foreign exchange and other movements	5
Balance as at 31 December 2021	90

Non-Current Provisions	27
Current Provisions	63
Balance as at 31 December 2021	90

The provisions mainly relate to gig economy matters and additions from business combinations, reference is made to Note 30 Contingent liabilities.

24 Trade and other liabilities

Trade and other liabilities are initially measured at fair value and subsequently measured at amortised cost using the effective interest rate method.

Contract liability

The timing of revenue recognition may differ from the collections from consumers. Just Eat Takeaway.com's contract liability balance, which is included in Trade and other liabilities, is primarily composed of unredeemed gift cards and customer care vouchers. Upon redemption, revenues are recognised according to the order-driven revenue streams and the contract liability is released to settle all or a portion of the receivable due from the consumer.

The majority of contract liabilities are released within a year.

€ millions	2021	2020
Trade payables	484	286
Trade payables	45	47
Amounts due to Partners	439	239
Other liabilities	598	427
Accrued Staff Expenses	76	81
VAT, wage and withholding taxes, social security charges and pension premiums	115	77
Other liabilities	407	269
Closing balance	1,082	713

Just Eat Takeaway.com has a policy in place to ensure that all liabilities are paid within the pre-agreed credit terms.

In 2021, other liabilities mainly represent contract liabilities of €99 million (2020: €23 million), accrued courier-related expenses of €73 million (2020: €42 million), accrued marketing expenses of €64 million (2020: €49 million), accrued online payment fees of €18 million (2020: €7 million), accrued professional fees of €17 million (2020: €43 million mainly related to the Grubhub Acquisition), accrued IT expenses of €13 million (2020: €3 million) and digital service tax payable of €4 million (2020: €13 million).

25 Financial instruments

Financial assets and financial liabilities are recognised in Just Eat Takeaway.com’s statement of financial position when Just Eat Takeaway.com becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value, except for trade receivables which are measured at their transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

The classification of financial assets is based on the business model in which the asset is held and the contractual terms of the financial asset that give rise to cashflows.

Financial assets are classified into one of three measurement categories:

•           Amortised cost;

•           Fair value through the statement of other comprehensive income (FVOCI); or

•           Fair value through profit or loss (FVTPL).

Just Eat Takeaway.com recognises a loss allowance for expected credit losses on investments in debt instruments that are measured at amortised cost or at FVTOCI, lease receivables, trade receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

Financial liabilities are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The convertible bonds have two components, one that creates a financial liability (the obligation to make scheduled payments of interest and principal) for Just Eat Takeaway.com and one that grants an option to the holder of the instrument to convert it into an equity instrument of the entity. These components are recognised separately as debt and equity respectively.

Financial liabilities are subsequently measured at amortised cost using the effective-interest method, with interest expense recognised in the profit or loss.

Derivative financial instruments are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately. A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless Just Eat Takeaway.com has both a legally enforceable right and intention to offset.

Capital management

Just Eat Takeaway.com manages its capital to ensure that entities in Just Eat Takeaway.com will be able to continue as going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. Just Eat Takeaway.com’s overall strategy remains unchanged from 2020.

The capital structure of the Company consists of net debt (borrowings as disclosed in Note 22 after deducting available cash and cash equivalents as disclosed in Note 19) and shareholders’ equity (comprising issued ordinary share capital, share premium, reserves and accumulated deficits as disclosed in Note 20).

The Management Board reviews the capital structure of the Company on a quarterly basis. As part of this review, the Management Board considers the cost of capital and the risks associated with each class of capital.

€ millions	2021	2020
Short-term borrowings	37	9
Long-term borrowings	2,204	474
Lease liabilities	375	87
Cash and cash equivalents	(1,320)	(529)
excl. restricted cash	254	41
Net debt	1,550	82
Equity	13,050	8,481

Net debt is defined as borrowings, including lease liabilities, net of available cash and cash equivalents. Equity includes all capital and reserves that are managed as capital.

Financial risk management objectives

Just Eat Takeaway.com’s activities are exposed to a number of financial risks. Just Eat Takeaway.com seeks to minimise the effects of market risk, credit risk and liquidity risk based on charters and policies.

Derivatives

Just Eat Takeaway.com entered into forward contracts totaling USD 77 million (2020: USD 30 million) and GBP nil (2020: GBP 29 million) as at 31 December 2021. Just Eat Takeaway.com does not apply hedge accounting and does not enter into derivative financial instruments for speculative purposes. It is the policy of Just Eat Takeaway.com to enter into foreign exchange forward contracts to manage the foreign currency risk associated with US dollar-denominated operating costs and intercompany loans. The forward contracts have maturity dates ranging between January 2022 and December 2022.

Market risk

Just Eat Takeaway.com’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. There has been no change to Just Eat Takeaway.com’s exposure to market risk or the manner in which these risks are managed and measured.

Foreign currency risk

Foreign exchange risk is the risk to earnings or capital arising from movement of foreign exchange rates. Just Eat Takeaway.com undertakes transactions denominated in foreign currencies and therefore currency fluctuations may impact Just Eat Takeaway.com’s financial results.

The carrying amounts of Just Eat Takeaway.com’s main foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

€ millions	31 December 2021 Assets	31 December 2021 Liabilities	31 December 2020 Assets	31 December 2020 Liabilities
EUR	49	15	52	56
CAD	4	75	36	15
GBP	74	87	26	44
USD	309	34	13	6
DKK	68	13	1	26

Foreign currency sensitivity
Just Eat Takeaway.com is mainly exposed to changes in foreign currency fluctuations of the Euro, Canadian dollar, British pound, United States dollar and Danish krone.

A sensitivity analysis was performed to determine the impact on Just Eat Takeaway.com’s loss and equity of a 5% change in the relevant foreign currency exchange rates, with all other variables held constant. The analysis included only outstanding foreign currency denominated monetary assets and liabilities (i.e. those monetary assets and liabilities denominated in a currency that differs from the Just Eat Takeaway.com entities’ functional currencies). The euro relates to exposure to the exchange rate fluctuations of the euro within subsidiaries which have other functional currencies.

The percentage used (5%) is based on the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. It was concluded that a reasonably possible change in the relevant foreign currency exchange rates would have an immaterial impact on Just Eat Takeaway.com’s loss.

Interest rate risk

Just Eat Takeaway.com is exposed to interest rate risk due to existing borrowings at both fixed and floating interest rates. The risk is managed by the Management Board by maintaining an acceptable mix between fixed and floating rate borrowings. As at 31 December 2021, certain subsidiaries of Just Eat Takeaway.com are borrowers under the RCF and the loan agreement with ING N.V. with a floating interest rate. The loan was entered into in December 2021 and is repayable at the end of the two year borrowing period. Any change in the interest rate for the period from receipt of the loan and the end of the reporting period will not have a significant impact. Reference is made to Note 22 for more information on the loan.

As at 31 December 2021, Just Eat Takeaway.com had no outstanding drawings under the Just Eat RCF.

An analysis of the undiscounted cash flows of financial liabilities is detailed in the liquidity risk management section of this Note.

Credit risk

Credit risk refers to the risk that a customer or other counterparty will default on its contractual obligations resulting in financial loss to Just Eat Takeaway.com. In the event Just Eat Takeaway.com decides to assume more credit risk through asset concentrations or adoption of new credit standards in conjunction with untested business lines, it will properly evaluate the impact this action will have on its liquidity.

Just Eat Takeaway.com structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers and industry segments. Such risks are monitored on a revolving basis and are subject to frequent review. The Management Board periodically discusses the level of credit exposure from Partners and corporate accounts at its meetings. Just Eat Takeaway.com usually collects trade receivables within seven days. Refer to Note 16 for details on Just Eat Takeaway.com’s exposure to credit risk and the measurement bases used to determine expected credit losses for trade receivables.

Trade receivables consist of a large number of unrelated Partners in various geographical areas. Just Eat Takeaway.com’s credit risk is reduced by its business model which allows it to offset payables to Partners against receivables. Just Eat Takeaway.com does not have significant credit risk exposure to any single counterparty. The credit risk on liquid funds is limited because the counterparties are financial institutions with strong credit-ratings assigned by international credit-rating agencies.

Liquidity risk

This is the risk to earnings or capital arising from a possible scenario that Just Eat Takeaway.com might not be able to meet its obligations when they come due, without incurring unacceptable losses. Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources. Liquidity risk also arises from a failure to recognise or address changes in the market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.

Ultimate responsibility for liquidity risk management rests with the Management Board, which has established an appropriate liquidity risk approach for the management of Just Eat Takeaway.com’s short-, medium- and long-term funding and liquidity management requirements. Just Eat Takeaway.com manages liquidity risk by maintaining adequate reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities.

The table below summarises the maturity profile of Just Eat Takeaway.com’s financial liabilities. The table sets forth the undiscounted cash flows at the earliest date on which Just Eat Takeaway.com can be required to pay. The tables include both interest and principal cash flows:

€ millions	Less than one year	Between one and five years	More than five years
31 December 2021
Lease liability	59	201	137
Convertible bonds & Senior Notes	37	431	1,558
Bank Loan	-	300	-
Revolving credit facility	-	-	-
Trade and other liabilities	1,082	-	-
Total monetary liabilities	1,178	932	1,695

31 December 2020
Lease liability	22	49	21
Convertible bond	9	581	-
Revolving credit facility	-	-	-
Trade and other liabilities	713	-	-
Total monetary liabilities	744	630	21

For leases, reference is made to Note 26.

Fair value measurements

The Management Board considers that the carrying amounts of financial assets and financial liabilities, other than the convertible bonds and the senior notes, recognised in the consolidated financial statements 2021 approximate their fair values. The valuation techniques described below have been applied to determine the fair value.

Woowa investment
As at 31 December 2021, Just Eat Takeaway.com’s 0.24% equity investment in Woowa Brothers Corp. acquired in 2019 amounts to €9 million and is measured at FVTPL (31 December 2020: €8 million). The investment is included in Other non-current assets.

There have been no additions or disposals and the gain recognised in 2021 amounted to €1.1 million (2020: €0 million). The fair value has been determined with reference to unobservable inputs such as similar types of companies with similar market share. This constitutes a level 3 valuation within the fair value hierarchy. A change of 5% in the inputs used would result in a change of approximately €0 million in the fair value as per 31 December 2021.

Based on the unobservable inputs used to determine the fair value, the investment was transferred from level 2 to level 3 within the fair value hierarchy. Transfers are recognised at the end of the reporting period.

Derivatives
The forward contracts are included in 'Other assets' (2020: 'Other liabilities') and the respective gains and losses are recognised in the Statement of profit or loss and other comprehensive income. A fair value gain of €2 million (2020: fair value loss of €2 million) was recognised in 2021.

The fair value is determined based on the present value of future cash flows using the forward exchange rates at the end of the reporting period and high credit quality yield curves in the respective currencies. This constitutes a level 2 valuation within the fair value hierarchy.

Bonds, senior notes and bank loan
The fair value of the convertible bonds amounts to €1,412 million (2020: €538 million) and of the senior notes amounts to €438 million (2020: nil) as at 31 December 2021. The fair value deviates from the carrying amount due to changes in market interest rates and credit spreads since the date of issue of the convertible bonds, which carry a fixed coupon interest rate.

The fair value is determined using observable inputs including, amongst other things, credit spreads. This constitutes a level 2 valuation within the fair value hierarchy. Management considers the carrying value of the loan received from ING N.V. to approximate its fair value.

26 Leases

Just Eat Takeaway.com assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration

As a lessee

A right-of-use asset and a lease liability are recognised at the lease commencement date.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The useful life for right-of-use assets is equal to the corresponding lease term. If there is evidence that the remaining useful life of underlying assets is lower than the lease term, then useful life is used.

Whenever an obligation is incurred for costs to restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects the expectation to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. Just Eat Takeaway.com applies the general impairment of non-financial assets requirements to determine whether a right-of-use asset is impaired.

Just Eat Takeaway.com applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Just Eat Takeaway.com applies the lease of low-value assets recognition exemption to leases of bikes and office equipment that are considered to be low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Just Eat Takeaway.com applies a single discount rate to a portfolio of leases with reasonably similar characteristics. Many leases contain extension and termination options which are included in the lease terms if Just Eat Takeaway.com is reasonably certain that they will be exercised.

As a lessor

Leases for which Just Eat Takeaway.com is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. When Just Eat Takeaway.com is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

	Right-of-use asset
€ millions	Real estate	Vehicles	Total
Cost
Balance at 1 January 2020	30	2	32
Additions	12	2	14
Additions from business combinations	62	2	64
Disposals	(1)	(0)	(1)
Foreign exchange and other movements	(4)	(0)	(4)
As at 31 December 2020	99	6	105
Additions	218	3	221
Additions from business combinations	101	-	101
Disposals	(14)	(2)	(16)
Foreign exchange and other movements	5	1	6
As at 31 December 2021	409	8	417

Accumulated depreciation
Balance at 1 January 2020	(7)	(1)	(8)
Depreciation	(18)	(2)	(20)
As at 31 December 2020	(25)	(3)	(28)
Depreciation	(45)	(2)	(47)
Disposals	9	1	10
Foreign exchange and other movements	2	(0)	2
As at 31 December 2021	(59)	(4)	(63)

Balance as at 31 December 2020	74	3	77
Balance as at 31 December 2021	350	4	354

Lease liability

€ millions	2021	2020
As at 1 January	87	27
Additions	217	12
Additions from business combinations	102	64
Disposals	(6)	(4)
Interest expense	5	2
Lease payments	(42)	(12)
Foreign exchange and other movements	12	(2)
As at 31 December	375	87

As at 31 December 2021, the short-term portion of the lease liabilities amounted to €59 million (2020: €21 million).

Just Eat Takeaway.com has five finance sub-lease contracts in relation to office facilities in which it acts as lessor. These contracts are classified as finance leases under IFRS 16. Net investment in the leases are part of Other non-current assets and Finance income.

Income and expenses

€ millions	2021	2020	2019
Depreciation expense on RoU Assets	(47)	(20)	(8)
Interest expense on lease liabilities	(5)	(2)	(1)
Expense relating to short-term leases	(5)	(0)	(0)
Expense relating to low value leases	(1)	(6)	(3)
Total	(58)	(28)	(12)

Cash outflow for leases

The total cash outflow for leases amounted to €42 million (2020: €12 million, 2019: €8 million).

Just Eat Takeaway.com’s liquidity risk is set out in Note 25 with regards to its lease liabilities.

27 Cash flow statement supplementary information
	1 January 2021	Financing cash flows			Non-cash movements					Operating cash flows	31 December 2021
€ millions		Proceeds	Transaction costs	Repayments	Equity component of convertible bond	Additions of leases	Arising on acquisitions	Interest expense	Other changes	Interest repayment
Convertible bonds	483	1,109	(15)	-	(139)	-	-	48	-	(11)	1,475
Lease liability	87	-	-	(42)	-	217	102	5	6	-	375
Senior notes	-	-	-	-	-	-	447	12	31	(24)	466
Bank Loan	-	300	-	-	-	-	-	-	-	-	300
Total	570										2,616

	1 January 2020	Financing cash flows			Non-cash movements					Operating cash flows	31 December 2020
€ millions		Proceeds	Transaction costs	Repayments	Equity component of convertible bond	Additions of leases	Arising on acquisitions	Interest expense	Other changes	Interest repayment
Convertible bonds	229	300	(6)	-	(51)	-	-	19	-	(8)	483
Lease liability	27	-	-	(12)	-	12	64	2	(6)	-	87
Revolving credit facility	15	134	-	(493)	-	-	344	-	-	-	-
Total	271										570

	1 January 2019	Financing cash flows			Non-cash movements					Operating cash flows	31 December 2019
€ millions		Proceeds	Transaction costs	Repayments	Equity component of convertible bond	Additions of leases	Arising on acquisitions	Interest expense	Other changes	Interest repayment
Convertible bonds	-	250	(6)	-	(23)	-	-	11	-	(3)	229
Lease liability	15	-	-	(8)	-	9	9	1	1	-	27
Revolving credit facility	-	15	-	-	-	-	-	-	-	-	15
Bridge facility	150	-	-	(150)	-	-	-	-	-	-	-
Total	165										271

The cash flows from convertible bonds and the bank loan make up the net amount of proceeds from borrowings and repayments of borrowings in the cash flow statement.

Other changes of lease liabilities include lease disposals, lease modifications and foreign exchange movements.

Other non-cash adjustments, in the operating cashflows, include movements in Provisions and Other non-current assets.

Please refer to Note 22 for additional information regarding the senior notes and the bank loan.

28 Related party transactions

A related party is a person or entity that is related to Just Eat Takeaway.com. These include both people and entities that have, or are subject to, the influence or control of Just Eat Takeaway.com (for example key management personnel). Transactions with related parties are accounted for in accordance with the requirements of relevant IFRS standards and take into account the substance as well as the legal form.

Balances and transactions within Just Eat Takeaway.com, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note. Details of transactions between Just Eat Takeaway.com and other related parties are disclosed below.

Trading transactions

During 2021, Just Eat Takeaway.com did not enter into material transactions with related parties that are not members of Just Eat Takeaway.com (2020 and 2019: none). No expense has been recognised in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties.

Loans to related parties

Just Eat Takeaway.com did not enter into new loans with related parties that are not Just Eat Takeaway.com entities (2020: none).

Other transactions with related parties

Funding payments of €83 million were made to iFood during 2021 (2020: €55 million, of which €44 million were made to iFood and €11 million were made to ECAC, 2019: none). Refer to Note 15 for more details. Other than these, there were no significant related party transactions.

Loans from related parties

There are no loans from related parties as at 31 December 2021 (31 December 2020: none).

Transactions with key management personnel of the Company

The members of the Management Board and the Supervisory Board are considered key management personnel as defined in IAS 24.

The remuneration policy for members of the Management Board was developed by the Supervisory Board, approved, adopted and amended by the General Meeting. On 15 May 2020, the day after the General Meeting 2020, the current remuneration policy entered into force.

The total remuneration of the Management Board is as follows:

€’000	J. Groen (CEO)	B. Wissink (CFO)	J. Gerbig (COO)	2021
Short-term benefits	697	658	659	2,014
Post-employment benefits	50	50	50	150
Share-based payments	435	404	397	1,236
Total	1,182	1,112	1,106	3,400

€’000	J. Groen (CEO)	B. Wissink (CFO)	J. Gerbig (COO)	2020
Short-term benefits	984	926	905	2,815
Post-employment benefits	50	50	50	150
Share-based payments	310	278	265	853
Total	1,344	1,254	1,220	3,818

€’000	J. Groen (CEO)	B. Wissink (CFO)	J. Gerbig (COO)	2019
Short-term benefits	479	438	404	1,321
Post-employment benefits	50	50	46	146
Share-based payments	191	176	172	539
Total	720	664	622	2,006

From 15 June 2021 until 30 November 2021 M. Maloney was a member of the Management Board and in this capacity his maximum remuneration by Just Eat Takeaway.com was bound by the remuneration policy of the Management Board. However, as M. Maloney did not enter into a management agreement with the Company, he did not benefit from the compensation package under the Company's remuneration policy or severance arrangement for the Management Board.

In the period from 15 June 2021 until 30 November 2021, M. Maloney received an amount of €250 thousand from Grubhub, which includes the pro-rata payment of his annual base fee of €450 thousand.

As per 8 August 2020, Grubhub established the Grubhub Inc. Executive Severance Plan (the “GH Severance Plan”). Grubhub qualified M. Maloney as Tier 1 Participant and his severance due to termination of his employment relationship with Grubhub was calculated accordingly.

The total remuneration of the Supervisory Board is as follows:

€’000	2021	2020	2019
Adriaan Nühn (Chair)	135	115	65
Corinne Vigreux	98	80	50
Ron Teerlink	87	75	50
Gwyn Burr	98	68	-
Jambu Palaniappan	77	53	-
Johannes Reck	-	7	38
Lloyd Frink	45	-	-
David Fisher	60	-	-
Total	600	398	203

No loans, advances or guarantees were granted to members of the Management Board and Supervisory Board in 2021 (2020: none, 2019: none).

David Fisher and Lloyd Frink held shares in Grubhub prior to the Grubhub Acquisition, which were rolled-over into shares in Just Eat Takeaway.com. As at 31 December 2021, David Fisher held 20,330 ADSs and 31,530 vested options, which, upon exercise, can be settled in 31,530 ordinary shares or 157,650 ADSs. As per the same dated, Lloyd Frink held 282,354 ADSs and 37,168 vested options, which upon exercise, can be settled in 37,168 ordinary shares or 185,840 ADSs. As per 31 December 2021, no other Supervisory Board members held shares or share options in the Company.

29 Off-balance sheet commitments

Lease arrangements

Just Eat Takeaway.com applies the short-term lease recognition exemption to its short-term leases (i.e. <1 year). It also applies the recognition exemption for leases for which the underlying asset is of low value (i.e. below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term.

Low value and short-term leases (including delivery bikes) can be specified as follows:

€ millions	2021	2020
Not later than one year	20	2
Between one and five years	21	14
More than five years	-	-
Closing balance	41	16

Commitments for expenditure

Just Eat Takeaway.com has commitments for expenditure as at 31 December 2021 for an amount of €273 million (31 December 2020: €20 million) mainly related to marketing and sponsoring contracts, IT contracts, third-party delivery companies and excluding leasehold improvements, reference is made to Note 14.

30 Contingent liabilities

Group guarantees

The Company has issued declarations of joint and several liability for Takeaway.com Group B.V., Takeaway.com Central Core B.V., Takeaway.com European Operations B.V., Takeaway.com Payments B.V. and Takeaway.com Express Netherlands B.V., in accordance with Section 403 of Part 9 of Book 2 of the Dutch Civil Code.

Takeaway.com Group B.V. has declared to be liable vis-à-vis Yourdelivery and Takeaway Express GmbH only in the subsequent fiscal year for any obligations entered into by Yourdelivery and Takeaway Express GmbH until 31 December 2021. Based on section 264 paragraph 3 of the German Commercial Code, Yourdelivery and Takeaway Express GmbH are exempt from certain requirements of the German Commercial Code.

Takeaway.com Payments B.V. has agreed that in case Stichting Derdengelden Takeaway.com has insufficient funds to meet its payment obligations to Partners, consumers and entities within the Just Eat Takeaway.com group, Takeaway.com Payments B.V. will immediately pay this deficit.

Legal proceedings

Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the Just Eat Takeaway.com’s financial position or results.

Gig Economy Matters

Just Eat Takeaway.com is involved in various legal proceedings including labour and employment claims, some of which relate to the alleged misclassification of independent contractors.

In July 2018, a courier on the SkipTheDishes network filed a putative class action claim in Manitoba alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be certified as a class action and, if so, which couriers would be included in any such class.

While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim against Just Eat Takeaway.com is not probable. No provision has currently been recorded. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing.

Grubhub currently has a number of pending putative class actions, Private Attorney General Act lawsuits and arbitrations alleging the misclassification of independent contractors. Legislation in this area continues to evolve, and Grubhub therefore expects to continue to receive an increased number of misclassification claims. Nonetheless, the Company believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. The Company does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action.

In Italy, Just Eat Italy S.R.L. received orders from the public prosecutor and labour, social security and public insurance inspectors that state that couriers engaged by Just Eat Italy should be considered ‘workers’, in Italy called co.co.co., instead of independent contractors. Having transitioned to an employed courier model in 2021, as well as signing a collective bargaining agreement with the largest unions for the employment of couriers, Just Eat Italy subsequently resolved the public prosecutor orders. On 1 April 2021, Just-Eat Italy received a further order with the calculation of the social security contributions for said couriers, including fines for late payment. The related accrual is included in Trade and other liabilities. Just Eat Takeaway.com continues to evaluate its approach towards, and any potential objections to, the order regarding social security contributions.

In Australia, Just Eat Takeaway.com’s subsidiary Menulog Pty. Ltd. (“Menulog”) received a position paper from the Australian Taxation Office (the “ATO”) on 11 September 2019 stating that the couriers engaged by Menulog should be considered employees rather than independent contractors. Menulog has challenged this based on the legislation and recent case law. In October 2021, the ATO provided Menulog with the Reasons for Decision Paper in which it reiterated its previous decision and stipulates that the guidance should be applied retrospectively. Menulog continues to disagree with the position of the ATO. In November 2021, the ATO has put the audit and any related actions on hold. Menulog continues to evaluate its approach towards, and any potential objections to, the Reasons for Decision Paper.

EU State Aid

In October 2017, the European Commission (the ‘‘EC’’) announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK’s Controlled Foreign Company (‘‘CFC’’) legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A of the Taxation (International and Other Provisions) Act 2010) was introduced in 2013 when the UK CFC rules were revised.

On 20 August 2019, the EC published its final decision in the Official Journal following the conclusion of its investigation.

Following the decision, the EC ordered the UK to recover in full the CFC charge that would have applied if no claim under the Group Financing Exemption had been made, to the extent that the profits were attributable to qualifying loan relationships which involved UK activities.

Just Eat Takeaway.com believes the EC came to the wrong conclusion following its investigation and has applied to the General Court of the European Union (the ‘‘GCEU’’) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.

Similar to other UK-based international companies, Just Eat Takeaway.com may be impacted by the final outcome of this investigation, potentially with previously exempt finance flows becoming subject to the UK’s CFC legislation and therefore UK tax, in addition to its relevant affiliates being subject to applicable tax legislation in their own tax jurisdictions. Just Eat Takeaway.com is continuing to work with its advisers to assess the EC’s decision on its position as guidance is released from Her Majesty’s Revenue and Customs (‘‘HMRC’’) and other sources. While there is considerable uncertainty with regard to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be £17 million including interest (€19 million including interest), should the EC’s decision be upheld. Just Eat Takeaway.com has appealed the decision on a number of grounds and continues to engage with HMRC on the matter.

We believe the European Commission's decision to be without merit, however in line with IFRS 3, Just Eat Takeaway.com assumed a contingent liability of €3 million in our opening balance sheet for this matter. The UK Government is required to commence collection proceedings and a new law was enacted as of 17 December 2020 to empower HMRC to do this. However, the new law is a charging mechanism only and not an arbitration on the merits of the on-going litigation. If the state aid decision is annulled, then any amounts paid will be returned to Just Eat Takeaway.com following this final determination.

Due to the newly enacted legislation, HMRC issued a charging notice for €14 million on 1 February 2021 and this was paid on 26 February 2021. This is a collection mechanism only and does not alter the ongoing merits of the case which is subject to on-going litigation.

Civil Litigation

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub, Case No. 3:12-cv-739, which were consolidated along with approximately 40 other cases Ameranth filed in the same district. In 2018, the district court granted summary judgement to another defendant and stayed the Grubhub cases. The district court’s decision has been affirmed on appeal and Grubhub anticipates that the district court will issue a final, favorable ruling by or before June 2022. Grubhub believes this case lacks merit and that a loss is not probable.

On 20 November 2019, a purported stockholder of Grubhub Inc. filed a putative class action complaint against Grubhub Inc., then Chief Executive Officer Matthew Maloney, and then President and Chief Financial Officer Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665. The complaint, which was amended on 24 July 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about Grubhub’s growth, competitive landscape, and strategy. The complaint seeks unspecified compensatory damages and attorneys’ fees, amongst other relief. In September 2021, the district court denied Grubhub’s motion to dismiss and the case is now proceeding to limited discovery and then mediation (currently scheduled for April 6, 2022). The defendants believe that the case is without merit and that a resolution may result from the mediation. Given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

In 2020, Grubhub received a letter from International Business Machines Corporation (“IBM”) alleging that Grubhub’s website and mobile application products infringe certain U.S. patents held by IBM. Grubhub and IBM have discussed a potential resolution of IBM’s allegations, and to date, IBM has not filed any litigation against Grubhub regarding the patents. In addition, Grubhub believes it has meritorious defenses to IBM’s allegations, although there can be no assurances that Grubhub will reach a satisfactory resolution, or that it would be successful in defending against a claim by IBM in the event that a complaint was to be filed.

Just Eat Takeaway.com is, from time to time, involved in various other legal proceedings arising from normal course of business activities, including claims from Partners. Generally, Just Eat Takeaway.com does not believe any of such claims will have significant effects on Just Eat Takeaway.com’s consolidated financial position or results. In Canada and Israel, some Partners have challenged applicable commission rates. Just Eat Takeaway.com disclaims liability and is defending these claims.

Legal advice indicates that the possibility exists that a liability for an amount of €17 million, could arise as a consequence of the case in Israel. Just Eat Takeaway.com is not expecting a material net exposure on these legal proceedings, considering related reimbursements to be received from third parties.

With regards to the Canadian case, the plaintiff has agreed to discontinue the claim.

31 List of subsidiaries, joint ventures and associates

A list of the Company’s subsidiaries, joint ventures and associates as per 31 December 2021 including the name, nature of business, proportion of voting rights held and country of incorporation, is set out below.

Company name	Country of incorporation	Nature of business	% holding
Subsidiary undertakings
Takeaway.com Group B.V.	Amsterdam, Netherlands	Holding	100%
Takeaway.com Central Core B.V.	Amsterdam, Netherlands	Operating	100%
Hello Hungry EAD	Sofia, Bulgaria	Holding	100%
HH Delivery BG EOOD	Sofia, Bulgaria	Operating	100%
BG Menu EOOD	Sofia, Bulgaria	Operating	100%
HelloHungry Delivery S.R.L.	Bucharest, Romania	Operating	100%
HelloHungry S.A.	Bucharest, Romania	Operating	100%
Takeaway.com European Operations B.V.	Amsterdam, Netherlands	Operating	100%
Takeaway.com European Operations BV Austrian Branch	Amsterdam, Netherlands	Branch	100%
Takeaway.com European Operations BV Belgium Branch	Amsterdam, Netherlands	Branch	100%
Takeaway.com European Operations BV Swiss Branch	Amsterdam, Netherlands	Branch	100%
Takeaway.com European Operations BV Portuguese Branch	Amsterdam, Netherlands	Branch	100%
Foodarena AG	Zurich, Switzerland	In liquidation	100%
sto2 sp. z o.o.	Wroclaw, Poland	Operating	100%
eat.ch GmbH	Zurich, Switzerland	Operating	100%
Takeaway.com Express Netherlands B.V.	Amsterdam, Netherlands	Operating	100%
Takeaway.com Express Italy S.r.l.	Milan, Italy	Operating	100%
Takeaway.com Express France SAS	Paris, France	Operating	100%
Takeaway.com Express Denmark ApS	Copenhagen, Denmark	Operating	100%
Takeaway.com Express UK Limited	London, United Kingdom	Operating	100%
Takeaway Express Spain S.L.	Madrid, Spain	Operating	100%
Takeaway.com Express Austria GmbH	Vienna, Austria	Operating	100%
Takeaway.com Express Belgium BV	Brussels, Belgium	Operating	100%
Takeaway.com Express Norway AS	Kristiansand, Norway	Operating	100%
Takeaway.com Express Poland Sp. z o.o.	Wroclaw, Poland	Operating	100%
Bistro.sk a.s.	Bratislava, Slovakia	Operating	100%
yd.yourdelivery GmbH	Berlin, Germany	Operating	100%
Takeaway Express GmbH	Berlin, Germany	Operating	100%
Biscuit Holdings Israel Ltd.	Tel Aviv, Israel	Holding	100%
10bis.co.il Ltd	Tel Aviv, Israel	Operating	100%
Scoober Tel Aviv Ltd	Tel Aviv, Israel	Operating	100%
Takeaway.com Payments B.V.	Amsterdam, Netherlands	Operating	100%
Just Eat Limited	London, United Kingdom	Holding	100%

Just Eat Holding Limited	London, United Kingdom	Operating	100%
Just Eat Northern Holdings Limited	London, United Kingdom	Holding	100%
Just Eat Denmark Holding ApS	Copenhagen, Denmark	Holding	100%
Just Eat Host A/S	Copenhagen, Denmark	Holding	100%
Just Eat.dk ApS	Copenhagen, Denmark	Operating	100%
Just Eat.co.uk Limited	London, United Kingdom	Operating	100%
Hungryhouse Holdings Limited	London, United Kingdom	Holding	100%
Hungryhouse GmbH	Berlin, Germany	In liquidation	100%
Flyt Limited	London, United Kingdom	Operating	100%
Flyt USA Inc	Wilmington, United States	Operating	100%
Simbambili Ltd	Tel Aviv, Israel	Operating	100%
Practi Technologies Ltd	London, United Kingdom	Operating	100%
Just Eat.no AS	Oslo, Norway	Operating	100%
City Pantry Ltd	London, United Kingdom	Operating	100%
FBA Invest SAS	Paris, France	Holding	80%
Eat On Line SAS	Paris, France	Operating	80%
Just-Eat Spain S.L.	Madrid, Spain	Operating	100%
Just-Eat Italy S.r.l.	Milan, Italy	Operating	100%
Just-Eat.lu SarL	Luxembourg, Luxembourg	Dormant	100%
Skipthedishes Restaurant Services Inc.	Otawa, Ontario, Canada	Operating	100%
Just-Eat Ireland Limited	Dublin, Ireland	Operating	100%
Just Eat Central Holdings Limited	London, United Kingdom	Holding	100%
Eatcity Limited	Dublin, Ireland	Holding	100%
Just Eat (Acquisitions) Holding Limited	London, United Kingdom	Holding	100%
Just Eat (Acquisitions) Pty Limited	Sydney, Australia	Holding	100%
Menulog Group Limited	Sydney, Australia	Operating	100%
Eat Now Services Pty Limited	Sydney, Australia	Dormant	100%
Menulog Pty Limited	Sydney, Australia	Operating	100%
Menulog Limited	Auckland, New Zealand	Operating	100%
Orange Vests B.V.	Amsterdam, Netherlands	Holding	100%
Grubhub Inc	Wilmington, Delaware, United States	Holding	100%
Grubhub Holdings Inc	Wilmington, Delaware, United States	Operating	100%
MealPort ELP, LLC	Austin, Texas, United States	Operating	100%
Seamless Europe, Ltd	London, United Kingdom	Operating	100%
Grubhub Canada Limited	Vancouver, British Columbia, Canada	Operating	100%
Slick City Media, Inc d/b/a Menu Pages	Albany, New York, United States	Operating	100%
LAbite.com, Inc	Sacramento, California, United States	Operating	100%
KMLee Investments Inc	Wilmington, Delaware, United States	Operating	100%
Thresher Logistics LLC	Austin, Texas, United States	Operating	100%
Bite Commissary LLC	Austin, Texas, United States	Operating	100%
SCVNGR, Inc. d/b/a LevelUp	Wilmington, Delaware, United States	Operating	100%
LevelUp (UK) Limited	London, United Kingdom	Operating	100%
LevelUp Consulting, LLC	Wilmington, Delaware, United States	Operating	100%
Grubhub Campus, Inc.	Wilmington, Delaware, United States	Operating	100%
Tapingo Ltd	Tel Aviv, Israel	Operating	100%
Joint Ventures
El Cocinero a Cuerda S.L.	Madrid, Spain	In liquidation	67%
Associates
IF-JE Holdings BV	Hoofddorp, Netherlands	Holding	33%
iFood Holdings BV	Amsterdam, Netherlands	Holding	33%

All subsidiaries have a similar period-end reporting date.

32 Events after the reporting period

A subsequent event is a favourable or unfavourable event, that occurs between the reporting date and the date that the consolidated financial statements are authorised for issue. Events after the reporting date that provide evidence of conditions that existed at the reporting date are adjusted within the consolidated financial statements. Events that are indicative of a condition that arose after the reporting date of a material size or nature are disclosed below.

Announced delisting

On 8 February 2022, further to Just Eat Takeaway.com's ongoing review to determine its optimal listing venue, the Company announced that it has formally notified The Nasdaq Stock Market, Inc. of its intent to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq. Just Eat Takeaway.com expects to file a Form 25 (Notification of Removal from Listing) with the SEC and for the last trading day of its ADRs on Nasdaq to occur by the end of the first quarter of 2022. The Company expects its ADRs to be quoted and traded on the OTC Markets via a sponsored Level I Program following the voluntary delisting.

The main considerations for the voluntary delisting are the low trading volumes of the Company’s ADRs on Nasdaq and the low proportion of the Company’s total share capital held via ADRs on Nasdaq (approximately 3.7%, which is expected to decrease further overtime). Considering this and subject to meeting the relevant requirements, the Company intends to apply for a deregistration of its ordinary shares under the Securities and Exchange Act of 1934 (the "Exchange Act") in the first half of 2023.

The Company’s ordinary shares will remain listed on Euronext Amsterdam and on the London Stock Exchange. An estimate of the financial effect of the voluntary delisting cannot be made.

iFood funding
In February 2022 Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2022, investing $32 million into iFood to maintain the current holding of 33.3%.

Announced proposal to discontinue certain operations

To concentrate on the highest potential markets for generating scale, leadership positions and profit pools, the Just Eat Takeaway.com Management Board intends to discontinue its operations in Norway and Portugal, anticipated to be effective as of 1 April 2022. Just Eat Takeaway.com expects no significant impact to reported operating results from the closure.

There have been no other events subsequent to the balance sheet date that require disclosure.

